2023

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

WITH 2022 ANNUAL REPORT


OLD NATIONAL BANCORP®

OLD NATIONAL BANCORP®



Jim Ryan
Chief Executive Officer



Michael Scudder
Executive Chairman

Dear Shareholders,

It is no exaggeration to state that 2022 was one of the most pivotal and transformational years in the nearly 190-year history of Old National Bank.

- **We became a true regional powerhouse.** In February, we closed on our historic merger with Chicago-based First Midwest Bancorp, combining to create a nearly $50 billion regional bank—the 6th largest in the Midwest. This transformational partnership brought together two seasoned leadership teams and created a strong, blended corporate board of directors. In short, we became "Better Together."
- **We continued to grow organically.** Throughout the year, we added strong, experienced Commercial and Wealth Management professionals, including opening offices in Kansas City, Missouri, and launched a new high-net-worth Wealth division (known as 1834) with offices in Scottsdale, Arizona, and Nashville, Tennessee.
- **We continued to invest in people and technology.** We empowered the development of high potential leaders while also adding exceptional talent. Additionally, we continued to invest in technology and automation to help our team members more effectively serve clients and one another.
- **We worked passionately to strengthen our communities.** We continued our longstanding commitment to corporate social responsibility by investing more than $10.5 million in grants and sponsorships in support of nearly 1,700 organizations. Our team members also volunteered 46,739 volunteer hours, highlighted by our inaugural *Better Together Days* where team members were given paid time off to volunteer in their communities.
- **Our earnings were exceptional.** Despite executing the largest partnership in our history, and while also navigating the transition to a higher interest rate environment, Old National exceeded our budget and produced historic full-year financial results.

Throughout the remainder of this letter, we will provide you with additional details about each of these key topics. We will also share why we believe 2023 will be another outstanding year for Old National.

Defining *Better Together*

As hundreds of our team members collaborated to ensure the success of our historic merger, our Executive Leadership Team lived and embodied "Better Together." This phrase effectively captured the spirit of where our organization was headed in 2022. And as we move forward, it encompasses every facet of our culture and strategy.

- ***Better Together* defines our relationship with our clients.** When we help clients achieve their goals and dreams, everyone wins, and we earn loyal relationships.
- ***Better Together* illustrates how we connect with our communities.** When we invest in our communities, we also ensure the long-term strength and stability of Old National.
- ***Better Together* demonstrates our commitment to team members.** By hiring exceptional people and investing in their continued development, we create an optimistic, growth-fueled, diverse and inclusive work environment.

- **And importantly, *Better Together* defines our commitment to shareholders.** Through our dedication to our clients, team members and communities, we ultimately fulfill a pledge to you, our owners, to produce positive, long-term results.

More about our transformational merger

On February 15, 2022, Old National closed on our historic merger with Chicago-based First Midwest Bancorp. At the time of closing, our asset size was $23.7 billion compared to $21.9 billion for First Midwest. The bank systems conversion was completed on July 11, 2022.

Several strategic elements drew us to this partnership:

- **The cultural fit was unmistakable.** The merger brought together two governance- and ethics-minded community banks committed to delivering exceptional client service, strengthening communities, and providing growth and development opportunities for team members—all within a strong risk management framework.
- **It created immediate scale and broader market reach to accelerate our growth strategy.** Specifically, the merger provided opportunities to increase our investment in talent and accelerate our digital and technology capabilities. At the same time, the partnership effectively rounded out our Midwestern footprint.
- **It fundamentally strengthened our organization.** Our merger enabled us to take advantage of expanded leadership depth, fresh perspectives and new expertise to accelerate Old National's financial performance and promote long-term success.
- **It positioned us for continued growth.** Ultimately, our goal is for Old National to be THE premier bank in the Midwest, with consistent top quartile financial performance and expanded opportunities for clients and team members. This partnership placed us in position to achieve this goal.

Throughout the integration process, our leadership and team members struck an effective balance between "all hands-on deck" activities and the effective day-to-day execution of our strategic priorities. We also demonstrated our values and resiliency by navigating the lingering effects of COVID.

We meaningfully exceeded expectations
Not only did we complete this transformational merger with minimal client or team member attrition, as of December 31, 2022, we meaningfully exceeded the targets we established at the time of our transaction announcement.

4Q22 annualized	**Projection at announcement**	**Actual results at December 31, 2022**
EPS, adjusted	$1.68	$1.96
ROATCE, adjusted	~15% (fully synergized)	21%
Gross Loans	$29 billion	$31 billion
Deposits	$34 billion	$35 billion
Cost Savings	$109 million	100% achieved

Simply put, the success of this partnership has transformed Old National into a regional powerhouse with the strength, stability, scale and momentum needed to deliver long-term value to our shareholders, clients, team members and communities.

Our 2022 Financial Performance

As mentioned, Old National had an outstanding full year of earnings while also working hard to successfully integrate our partnership. This included combining multiple systems and processes while ensuring that we maintained—and effectively blended—the best qualities of each organization's culture.

Our full-year 2022 highlights included:

- Adjusted EPS of $1.96, which represents a 13% increase over 2021 Adjusted EPS of $1.73.
- Strong, consistent total loan growth of 12% with commercial loans up 13%, year-over-year.
  Growth is compared to historical combined balances as reported by Old National and First Midwest.

- Maintained a peer-leading deposit franchise, 34% of which is non-interesting bearing/core transactional accounts. Moreover, our deposits are granular, with an average deposit size of roughly $30,000.
- Strong Adjusted ROATCE (Return on Average Tangible Common Equity), which measures the rate of return on the capital investors have given us, of 21.1%.
- A record level of operating leverage with an adjusted efficiency ratio of 51.6%. This compares extremely favorably to full-year 2021 adjusted efficiency ratio of 56.9%.
- Maintained excellent liquidity, credit and capital metrics with meaningful margin expansion while navigating the transition to a rising rate environment.

Comparing Old National to our peers
Back in late 2020, we finalized a strategic plan that included a clearly defined financial target: *By 4th quarter 2022, Old National's financial results would be in the top tier of our peer group.*

We are pleased to share that we didn't just meet this target; through the completion of our partnership and the efforts of many, we exceeded it. Several key metrics in the 4th quarter of 2022 were at or near top quartile. This included:

- Adjusted return on Average Tangible Common Equity of 26.5%.
- Adjusted Efficiency Ratio of 47.5%.
- An annualized net interest margin expansion of nearly 60 basis points.
- Annualized net charge-offs of just 5 basis points.

How did we arrive at this position of strength?
Our strength comes from team members who relentlessly serve clients, passionately invest in their communities and tirelessly support one another. We also would not be in this position had we not combined two very successful community banks to create a regional powerhouse.

2022 Stock Performance
The total return provided to our shareholders in 2022 significantly outperformed our peers and the KRX Regional Banking Index. While more recent financial industry performance has been volatile in response to market conditions, we remain confident that our company is extremely well-positioned to weather this storm and continue serving clients and communities.

Strength and stability continue to guide us

For nearly 190 years, Old National has focused on maintaining long-term relationships with clients and passionately serving the financial needs of all our communities *with continued emphasis on strength and stability.* This focus has not changed, and its importance remained on display throughout the year.

While the overarching purpose of this letter is to reflect on 2022, the banking industry obviously has come under scrutiny during the past several weeks due to isolated issues at a small number of niche regional banks. With this in mind, we want to ensure you of the following:

- We are well capitalized with a strong, granular deposit base and a highly diverse and granular loan portfolio. **In fact, S&P Global Market Intelligence recently ranked Old National 6th nationally in its 2022 Top 50 Public Banks list,** and one of the independent analysts that follows our stock—Keefe, Bruyette & Woods (KBW)—recommended Old National as one of 11 safe haven financial company investments during this current period of uncertainty.
- We have been here for our clients and communities since 1834 and we have a long history of "leaning in" when times get challenging.
- Not only does Old National remain strong and secure, but we are also confident that regional banks as a whole remain well capitalized and ready to continue serving their clients.

Key Executive Leadership changes

Rafael Sanchez named to new Chief Impact Officer position
In 2022, Old National was pleased to name Rafael Sanchez as our first Chief Impact Officer. In this new executive leadership position, Rafael will develop and lead corporate initiatives and partnerships that focus on the financial advancement

of underrepresented communities. He will also continue to serve as our Indianapolis Market President while being active in government relations activities in the greater Indianapolis and Central Indiana region.

A native of Puerto Rico, Rafael earned his law degree from the Indiana University Maurer School of Law. He joined Old National in 2018 as Private Banking President. Prior to that time, he served as President and CEO of Indianapolis Power & Light Co. (now known as AES Indiana). He is a passionate and prolific volunteer and community leader.

Brent Tischler hired as new Community Banking CEO
Also in 2022, we welcomed Brent Tischler as our new Community Banking CEO. In this role, he is responsible for all consumer and retail banking segments throughout the company's midwestern footprint.

Brent brings nearly 25 years of finance and consumer banking experience to Old National, most recently serving as EVP, Head of Retail Banking for Associated Bank. He also has extensive experience in leading consumer and small business segments, including strategic planning, digital enablement and operating profit responsibility. A graduate of the Indiana University Kelly School of Business, Brent earned his MBA from the University of Chicago Booth School of Business.

Carrie Ellspermann named Chief People Officer
Formerly Old National's President and CEO of Wealth Management, and most recently serving in the role of our Chief Talent Officer, Carrie Ellspermann assumed the role of Chief People Officer in 2022. In this critical position, Carrie is responsible for all the organization's HR and Talent functions.

A graduate of Indiana University, Carrie earned her MBA through Vanderbilt University's executive management program, and she is also a graduate of the Stonier Graduate School of Banking.

The launch of '1834'

To better meet the diverse, often complex financial and Wealth advisory needs of high-net-worth individuals and institutions, Old National officially launched 1834, a new division of our company that was named for the year to which we trace our roots.

Led by industry-renowned wealth management executives, Chady AlAhmar, Jim Steiner and Joe Colianni, who have more than 80 years of combined experience, 1834 offers a boutique-style experience with integrated, customized Wealth advisory and investment management services.

In conjunction with the launch of 1834, Old National opened new Wealth-focused offices in Nashville, Tennessee, and Scottsdale, Arizona. Today, our 1834 team is providing high-net-worth clients in these communities and many others with tailored, holistic services that readily compete with those of ultra-high-net-worth firms and independent investment and advisory firms.

Key expansion activities

Also in 2022, Old National expanded our commercial banking presence with the hiring of two prominent commercial bankers in the greater Kansas City, Missouri region. Proven bankers David Robinson and Steve Liggett are leading our expansion efforts in this vibrant market.

With nearly 25 years in commercial banking, primarily with Wells Fargo, Liggett serves as Market President while Robinson, with more than 20 years in commercial banking, serves as Corporate Relationship Manager.

Metro Detroit Commercial team
In February of this year, we expended further by adding a new commercial team in Metro Detroit. This highly talented and experienced group is led by Rick Hampson who will serve as Old National's Metro Detroit Market President.

Serving our clients better

Technology and innovation
Old National understands that our success depends on building and maintaining a technology platform that delivers powerful, flexible and easy-to-use digital banking tools to our clients. Additionally, we recognize that we must be agile, keeping pace with innovation and providing scalable and efficient delivery models that meet the evolving needs of our clients.

In 2022, we did the following:

- Continued to focus on digital modernization while also strategically shifting Old National's infrastructure architecture from an on-premises, server-based approach to a more agile and efficient cloud-first strategy.
- Ensured that our approach to technology talent and sourcing effectively positions Old National for organizational growth through maintaining strong internal talent, strategic investments in new technology platforms and tools, and partnerships with key Fintech accelerators.
- Increased self-service business process automation to drive efficiency, reduce errors and create a culture of continuous innovation.
- Implemented a focused data strategy that integrates non-traditional data and improves data governance and continues to fortify technology controls.

Mobile and online banking enhancements for Spanish-speaking clients
Our company recognized an opportunity to better serve Spanish-speaking clients by adding a Spanish language option within our online and mobile banking platforms. Work on the project was completed in late 2022, and it officially launched in early 2023.

Empowerment Small Business Loan Program
Throughout 2022, we worked to finalize a new Empowerment Small Business Loan Program that: creates opportunities for entrepreneurs who might otherwise be denied access to capital; increases business loans to Minority- and Women-owned small businesses; and contributes to the efforts of Old National Bank toward Community Reinvestment Act Initiatives and community agreements. A pilot of the program began in early 2023.

Strategically redirecting energy and capital
In November, we announced the sale of our Health Savings Account (HSA) business. The sale of this business positions us to strategically redirect energy and capital to other core areas of the organization, such as digital enhancements and other technology improvements.

Investing in our greatest asset

Because our team members are so integral to our success, our culture revolves around investing in them. This means providing them with the tools, resources and support systems needed to excel. It also means creating and fostering an environment that champions diversity, equity and inclusion; promotes work-life balance and volunteerism; and insists upon ethics and integrity.

Focusing on the growth and development of all team members
Learning and development are consistent focus areas at Old National. This includes:

- Offering structured development programs for team members in every phase of their career.
- Providing robust, self-directed growth opportunities through our ONUniversity online portal.
- Ensuring that every team member has an Individual Development Plan and that they meet quarterly, or more often, with their manager to discuss the plan and ensure they have the tools and resources for success.

We are also relentlessly focused on creating an inclusive work environment where our team members can truly thrive. In our 2022 Annual Engagement Survey, the vast majority of our team members agreed that people from diverse backgrounds can succeed at Old National and that they have a strong sense of belonging and can be themselves at work.

Culture shaping initiative
As we began to immerse ourselves in the partnership integration process, we recognized an opportunity to create a revised Mission, Vision and Values for the new, combined Old National that more accurately reflects where we are today and our future aspirations. With this in mind, we partnered with an organization that specializes in organizational culture shaping to update our Mission, Vision and Values. During this process, we gathered considerable feedback from our team members.

In early 2022, we unveiled our updated Mission, Vision and Values:

- **Our Mission:** With deep roots as a trusted partner, we invest our time, heart and expertise so that our clients and communities thrive.
- **Our Vision:** To be the bank of choice that helps our clients fulfill their dreams, passionately supports our communities and invests in the growth and development of our team members.
- **Our Values:** Integrity, Inclusion, Excellence, Collaboration, Optimism and Agility.

Because our Leadership team firmly believes that successful organizations are built on a strong cultural foundation, we are continuing this culture shaping process in 2023:

- Approximately 150 Old National leaders are participating in a year-long leadership academy where they are learning how to cascade and carry our culture throughout the organization.
- We believe this shared language and shared understanding of our Mission, Vision and Values will create an even stronger, more effective version of Old National.

Building a strong talent pipeline
We are pleased to share that the Old National story continues to resonate with top quality candidates, especially those from larger financial institutions. Candidates are drawn to our community banking roots and our straightforward approach to delighting clients and strengthening our communities.

In 2022, we added 45 new strategic team members in client-facing roles and impactful support positions, and we are already benefiting from their diverse experiences and backgrounds. Our leaders are more geographically dispersed today, giving us deeper market insights and creating new and different opportunities.

Committed to Community

Our unwavering commitment to community engagement and corporate social responsibility isn't just a differentiator; it's part of our DNA. We firmly believe we can only be as successful as the communities we serve, and we are committed to serving all those within our markets.

As mentioned earlier in this letter, in 2022, we awarded approximately $10.5 million in grants and sponsorships to nearly 1,700 community organizations, while Old National team members spent 46,739 hours volunteering.

We also remained focused on strengthening Low-to-Moderate Income communities. A full 97% of grants from the Old National Foundation in 2022 went to Community Reinvestment Act-eligible initiatives, while 84% were awarded to organizations that serve underrepresented populations.

Better Together Days
Highlighting the year from a community support and volunteerism perspective was our inaugural *Better Together Days* event. On September 28 and 29, more than 1,700 of our team members put their values in action by serving a four-hour volunteer shift at one of 110 community organizations across our seven-state retail footprint. In total, our volunteers donated 5,309 hours during a 48-hour span. From packing meals to framing houses, our team members demonstrated what *Better Together* truly means.

Community Growth Plan
In early 2022, our company partnered with the National Community Reinvestment Coalition (NCRC) to create a Community Growth Plan that builds on our strong legacy of service to historically underserved individuals, families and communities. Over a five-year period, the plan includes nearly $5 billion in community lending and affordable housing commitments to underserved and low-to-moderate (LMI) income borrowers, and another $3.3 billion in community development initiatives and philanthropic programs in LMI and majority-minority neighborhoods. In year one of the plan, we made significant progress toward our five-year goals.

Documenting our ESG Commitment
Environmental, Social and Governance (ESG) considerations, and other elements of corporate social responsibility, are embedded within the policies, procedures and principles that govern Old National and define our culture. To learn more about our company's ESG commitment, visit oldnational.com and click on "Our Company" to read our 2022 ESG Report.

Championing Diversity, Equity and Inclusion

Old National respects, values and welcomes all aspects of diversity in our workforce, clients, suppliers and marketplace, and we strive to be champions of promoting equity and inclusion, both within our workforce and in the communities we serve.

In 2022, we were recognized by the National Organization on Disability (NOD) as a Leading Disability Employer for the fifth straight year, and we were included in the Bloomberg Gender-Equality Index for the seventh year in a row. Old National has also been named a Military Friendly Employer for five consecutive years.

Other DEI highlights for 2022 included:

- **We enhanced and relaunched our Associate Resource Groups as Impact Networks.** These volunteer-based groups are open to any Old National team member who is passionate about driving engagement, creating awareness of diverse backgrounds and experiences, and building a culture of inclusion across the organization.
- **We launched a new Leading Together Series,** which helps align our managers to a common view of what it means to lead at Old National with sessions like "Reading with Inclusion."
- **We engaged our team members with a new Inclusive Conversations Series.** Approximately once a month, a new Inclusive Conversation led by our DEI Office takes place during the lunch hour with all team members invited to participate. Each conversation is led by a moderator and features executives, senior leaders and team members sharing their thoughts and expertise about topics like racial and cultural biases, ally-ship, inclusive leadership and more.
- **Continuation of our CEO Council.** To identify opportunities and gain fresh perspectives on how best to serve our communities, we created a CEO Council in 2021. Throughout 2022, the CEO Council identified business opportunities, especially those focused on the growth and sustainability of underrepresented clients and communities. At the same time, group members engaged in leadership development opportunities.

Looking Ahead

While no one can say precisely what lies ahead for our economy, rest assured that Old National is extremely well positioned to weather whatever challenges may come. We remain true to our strategy and principles and well-focused on producing long-term shareholder value to reward you for your trust and your investment.

New Better Together Strategic Plan
In February of this year, our Board of Directors approved a new, three-year strategic plan. This Better Together Strategic Plan centers on five key pillars:

1. **Win in all our markets.** We will continue to leverage our scale as a Midwestern powerhouse without sacrificing any of our community banking principles.
2. **Fund diverse asset growth with core deposits.** A strong, low-cost deposit franchise with stable balances has been a core strength of our company for decades. We will continue to focus on deepening relationships and retaining and growing consumer households to fund asset growth.
3. **Keep revenue streams appropriately balanced.** We will ensure that our revenue streams remain appropriately balanced while focusing intently on revenue and client growth in our Wealth Management business and on growing our Treasury Management and Capital Markets revenue streams.
4. **Execute with relentless focus.** We will continue to define and execute on a relatively narrow set of opportunities that are impactful for both Old National and our clients. Accordingly, we will tailor our operations and budget to focus on enhancements to the client experience, with a relentless drive to deliver head-of-class financial solutions and process enhancements.
5. **Advance the standard for corporate social responsibility.** Our company firmly believes that we can only be as strong and successful as the communities we serve. We will continue to differentiate ourselves by being a leader in corporate social responsibility.

Sizing up future partnership opportunities
As we move forward and economic conditions continue to stabilize, we are confident that strong opportunities to grow Old National through partnership activity will present themselves. In all cases, future merger and/or divestiture opportunities will be driven by a disciplined financial evaluation process that aligns with our strategy. Additionally, cultural alignment

remains a critical factor when evaluating any opportunity. Ultimately, all decisions related to merger and acquisition opportunities will be driven by the responsibility to create long-term shareholder value.

Final thoughts on an outstanding year

As we close the book on a year that saw us complete a transformational partnership *and* produce exceptional earnings while simultaneously putting our values in action to strengthen our communities, please be assured of the following:

- Old National remains true to our basic bank principles, which means we will never compromise our risk appetite nor our ethical principles for the sake of short-term gains.
- We are committed to being innovative, agile and relentless in our quest to become a consistent top-quartile performer that sets the standard for other mid-sized banks. As an ONB owner, you deserve this level of impassioned success—as do our clients, communities and team members.

Thank you for trusting Old National with your investment. We look forward to exceeding the expectations of our clients while being a beacon of strength and stability for our communities for many years to come. In so doing, we will position ourselves to be THE bank in the Midwest.

Sincerely,

Jim Ryan
CEO

Michael Scudder
Executive Chairman

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp's ("Old National's") financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "expect," "intend," "may," "will," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: the continued impact of the COVID-19 pandemic on our business as well as the business of our customers; competition; government legislation, regulations and policies; ability of Old National to execute its business plan, including the completion of the integration related to the merger between Old National and First Midwest Bancorp, Inc. and the achievement of the synergies and other benefits from the merger; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigation; disruptive technologies in payment systems and other services traditionally provided by banks; computer hacking and other cybersecurity threats; other matters discussed in this letter; and other factors identified in our Annual Report on Form 10-K for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter, and Old National does not undertake an obligation to update these forward-looking statements to reflect events or conditions after the date of this letter.



One Main Street, Evansville, Indiana 47708

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The 2023 Annual Meeting of Shareholders of Old National Bancorp (the "Company") will be held as a virtual meeting on Wednesday, May 10, 2023, at 9:00 a.m., Central Daylight Time. You will be able to attend the Annual Meeting, vote your shares and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/ONB2023 and entering your 16-digit control number located on your Notice and Access Card or Proxy Card. You will not be able to attend the meeting in person. The meeting will be held for the following purposes:

1	Election of the Company's Board of Directors consisting of sixteen directors to serve for one year (with the exception of Michael L. Scudder who will serve until February 15, 2024) and until the election and qualification of their successors.
2	Approval of a non-binding advisory proposal on executive compensation.
3	Approval of a non-binding advisory proposal determining the frequency of advisory votes on executive compensation.
4	Approval of the Company's Amended and Restated Employee Stock Purchase Plan.
5	Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023.
6	Transaction of such other business as may properly come before the meeting or any adjournments and postponements thereof.

The foregoing items of business, as well as instructions for accessing the virtual Annual Meeting, are more fully described in the Proxy Statement accompanying this Notice. Holders of common stock of record at the close of business on March 10, 2023 are entitled to notice of, and to vote at, the Annual Meeting. We will begin mailing the Notice of Internet Availability of Proxy Materials to certain of our shareholders on or about March 30, 2023. Shareholders who do not receive the Notice of Internet Availability of Proxy Materials will continue to receive a paper copy of our proxy materials. All proxy materials will be available by March 30, 2023 at www.oldnational.com/Proxy.

A list of all shareholders entitled to vote at the Annual Meeting will be available for inspection at our principal office upon written request by a shareholder beginning five business days prior to the Annual Meeting and will remain accessible throughout the Annual Meeting at www.virtualshareholdermeeting.com/ONB2023.

By Order of the Board of Directors

Nicholas J. Chulos
Executive Vice President,
Chief Legal Officer and Corporate Secretary

March 30, 2023



DATE AND TIME
Wednesday, May 10, 2023, at 9:00 a.m., Central Daylight Time



VIRTUAL MEETING
www.virtualshareholdermeeting.com/ONB2023 and enter your 16-digit control number located on your Notice of Internet Availability of Proxy Materials or your Proxy Card



WHO CAN VOTE
Holders of common stock of record at the close of business on March 10, 2023

IMPORTANT
It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the meeting, please vote your shares by completing and mailing your Proxy Card in the envelope provided or vote by telephone or the Internet.

Additional information on voting your shares is included in the attached Proxy Statement.

CERTAIN TERMS

Certain terms that we use in the accompanying Proxy Statement have particular meanings, as set forth below.

TERM	MEANING
401(k) Plan	Old National Bancorp Employee Stock Ownership and Savings Plan
Annual Meeting	2023 Annual Meeting of Shareholders of Old National Bancorp
Articles of Incorporation	Amended and Restated Articles of Incorporation of Old National Bancorp, as in effect currently
BKX	KBW Nasdaq Bank Index
Board of Directors or Board	Board of Directors of Old National Bancorp
By-Laws	Amended and Restated By-Laws of Old National Bancorp, as in effect currently
CEO	Chief Executive Officer
CFO	Chief Financial Officer
common stock	Common stock, no par value per share, of Old National Bancorp
Company, Old National, we, us or our	Old National Bancorp
Compensation Committee	Talent Development and Compensation Committee of Old National Bancorp
Directors Deferred Compensation Plan	Old National Bancorp Directors Deferred Compensation Plan
EPS	Earnings per share
Equity Incentive Plan	Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (as amended and restated as of May 10, 2012, and further amended and restated as of April 27, 2017, April 29, 2021 and May 18, 2022)
ESG	Environmental, social and governance
ESPP	Old National Bancorp Amended and Restated Employee Stock Purchase Plan
Executive Deferred Compensation Plan	Old National Bancorp Executive Deferred Compensation Plan
FASB ASC	Financial Accounting Standards Board Account Standards Codification
First Midwest	First Midwest Bancorp, Inc.
First Midwest Bank	First Midwest Bank, which was a wholly-owned subsidiary of First Midwest Bancorp, Inc.
Form 10-K	Old National Bancorp's Annual Report on Form 10-K for the year ended December 31, 2022
Internal Revenue Code	Internal Revenue Code of 1986, as amended
KRX Index	KBW Nasdaq Regional Banking Index (Old National Bancorp is included in this index)
Merger	The merger of equals transaction pursuant to which Old National Bancorp and First Midwest Bancorp, Inc. merged on February 15, 2022
Merger Agreement	Agreement and Plan of Merger dated as of May 30, 2021 by and between Old National Bancorp and First Midwest Bancorp, Inc.
Named Executive Officers or NEOs	Executive officers named in the Summary Compensation Table contained in this Proxy Statement
Nasdaq	The Nasdaq Stock Market
Notice and Access Card	The Notice of Internet Availability of Proxy Materials
Notice of Annual Meeting or Notice	The Notice of Annual Meeting of Shareholders that accompanies this Proxy Statement
Old National Bank or Bank	Old National Bank, which is a wholly-owned subsidiary of Old National Bancorp
preferred stock	Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A and Series C, of Old National Bancorp
Proxy	The designation of the authority to vote your shares of Old National Bancorp common stock at the Annual Meeting
Proxy Card	The proxy card or voting instruction form that accompanies this proxy statement
Proxy Statement	This Proxy Statement
Record Date	March 10, 2023 – the date that holders of common stock who are of record on the books and records of Old National Bancorp at the close of business on March 10, 2023 and who are entitled to notice of, and to vote at, the 2023 annual meeting of shareholders
ROA	Return on assets
ROATCE	Return on average tangible common equity
ROE	Return on equity
SEC	United States Securities and Exchange Commission
STIP	Short Term Incentive Plan under which annual incentive awards were made for 2022
TSR	Total Shareholder Return
WTW	Willis Towers Watson, the independent compensation consultant to our Compensation Committee

TABLE OF CONTENTS

PROXY STATEMENT – SUMMARY

The following summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information you should consider, and you should read the entire Proxy Statement carefully before voting your shares of Old National common stock.

GENERAL INFORMATION



DATE AND TIME

Wednesday, May 10, 2023, at 9:00 a.m., Central Daylight Time



LOCATION

Virtual/Online at www.virtualshareholder meeting.com/ONB2023



RECORD DATE

Holders of common stock of record at the close of business on March 10, 2023



VOTING

Shareholders as of the Record Date are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote for each matter to be voted on at the Annual Meeting.



ADMISSION

To attend the Annual Meeting, visit www.virtualshareholdermeeting.com/ ONB2023. You will need the 16-digit control number included on your Notice and Access Card, or your Proxy Card or voting instruction form that accompanied this Proxy Statement.

PROPOSALS TO BE VOTED ON AND BOARD VOTING RECOMMENDATIONS

PROPOSAL		RECOMMENDATION	PAGE REFERENCE
1	Election of Directors	FOR each director nominee	26
2	Approval of a non-binding advisory proposal on executive compensation	FOR	87
3	Approval of a non-binding proposal determining the frequency of advisory votes on executive compensation	1 YEAR	89
4	Approval of the Company’s Amended and Restated Employee Stock Purchase Plan	FOR	90
5	Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2023	FOR	96

ELECTION OF DIRECTORS

(SEE PAGES 26 THROUGH 36)

The first item of business at the Annual Meeting will be the election of sixteen directors of the Company. The nominees are set forth in the table below. Each nominee is currently serving as a director of the Company. Our Board of Directors recommends voting in favor of each of the nominees.

NAME	DIRECTOR SINCE	PRINCIPAL OCCUPATION	INDEPENDENT
Barbara A. Boigegrain	2008*	Former CEO & General Secretary, Wespath Benefits and Investments	✓
Thomas L. Brown	2017*	Former SVP & CFO, RLI Corp. (NYSE); former partner, PricewaterhouseCoopers LLP	✓
Kathryn J. Hayley	2016*	CEO, Rosewood Advisory Services, LLC; former Executive Vice President, UnitedHealthcare, a subsidiary of UnitedHealth Group, Inc. (NYSE)	✓
Peter J. Henseler	2011*	Chairman, TOMY International	✓
Daniel S. Hermann	2020	Founding partner, Lechwe Holdings LLC; former CEO, AmeriQual Group, LLC	✓
Ryan C. Kitchell	2018	Chairman, Indiana Governor's Workforce Cabinet; former EVP & Chief Financial Officer, Indiana University Health	✓
Austin M. Ramirez	2020	President & CEO, Husco International	✓
Ellen A. Rudnick	2005*	Senior Advisor & Adjunct Professor of Entrepreneurship, University of Chicago Booth School of Business; former Vice President, Baxter International, Inc. (NYSE)	✓
James C. Ryan, III	2019	CEO, Old National Bancorp	–
Thomas E. Salmon	2018	Chairman & CEO, Berry Global Group, Inc. (NYSE)	✓
Michael L. Scudder	2008*	Executive Chairman, Old National Bancorp	–
Rebecca S. Skillman	2013	Chairperson, Radius Indiana; former Lt. Governor, State of Indiana	✓
Michael J. Small	2010*	Chairman, K4 Mobility Inc.; former President and CEO of GoGo, Inc. (Nasdaq)	✓
Derrick J. Stewart	2015	Executive Vice President and Chief Operating Officer, YMCA Retirement Fund	✓
Stephen C. Van Arsdell	2017*	Former Senior Partner, Chairman and CEO, Deloitte & Touche LLP	✓
Katherine E. White	2015	Brigadier General, U.S. Army National Guard; Professor of Law, Wayne State University Law School	✓

**Includes years of service at First Midwest*

ADVISORY VOTE ON EXECUTIVE COMPENSATION

(SEE PAGE 87)

We are asking shareholders to approve, on an advisory (non-binding) basis, a resolution regarding the compensation paid in 2022 to our Named Executive Officers, as disclosed in this Proxy Statement.

ADVISORY VOTE ON SAY-ON-PAY FREQUENCY

(SEE PAGE 89)

We are asking shareholders to approve, on an advisory (non-binding) basis, a resolution determining the frequency of our advisory vote on executive compensation. Our Board of Directors recommends that shareholders select a frequency of 1 Year, or an annual vote.

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

(SEE PAGE 90)

We are asking shareholders to approve the Old National Bancorp Amended and Restated Employee Stock Purchase Plan, primarily to increase the number of shares of the Company's common stock available for purchase under the plan and to provide the Compensation Committee with the authority to establish, from time to time, the discounted price at which participants in the Employee Stock Purchase Plan may purchase shares of our common stock to not less than 85% of the fair market value of the shares on the applicable purchase date.

RATIFICATION OF INDEPENDENT AUDITORS

(SEE PAGE 96)

We are asking shareholders to ratify, on an advisory (non-binding) basis, the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023.

ABOUT OLD NATIONAL

Our Business

Old National Bancorp is the holding company for Old National Bank. Since our founding, we have focused on community banking by building long-term, highly valued partnerships with clients and in the communities we serve. In addition to providing extensive services in retail and commercial banking, we offer comprehensive wealth management, investment and capital markets services. Our culture is shaped by a clear set of core values, and we operate our business with uncompromised integrity and the highest levels of ethics. In this regard, we have been recognized as a World's Most Ethical Company by the Ethisphere Institute for eleven consecutive years.

Completion of Merger with First Midwest

In 2022, we completed our transformational Merger with First Midwest, including the successful conversion of all operating systems, the achievement of critical integration initiatives and the completion of our branding changes. Old National nearly doubled in size following the Merger to $47 billion in total assets and $28 billion in assets under management. We are now the sixth largest commercial bank headquartered in the Midwest and rank among the top 35 banking companies headquartered in the United States based on total assets.

We believe our Merger has been successful, and we have achieved or exceeded the goals we set forth when we announced the transaction. The overall objective for this strategic combination was, and continues to be, to enhance and deliver exceptional value to our shareholders, clients, team members and the communities we serve, as well as to be the premier banking company in the Midwest. Our integrity, community commitment and inclusive culture also continue to be essential priorities.

Our shareholders strongly supported our Merger with First Midwest, as evidenced by the overwhelming approval of the transaction. At the meeting of shareholders at which the Merger was presented, 99.5% of the shares voted at the meeting were voted in favor of the transaction.

Better Together

Better Together describes the rationale for our Merger with First Midwest. This phrase is something we live everyday as a combined company and is the core principle that we followed as we integrated Old National and First Midwest. Our two legacy organizations, while being profitable, well-managed and stable standalone companies, are *Better Together*.

Certain strategic benefits of being *Better Together* include the following:

- **Top-tier commercial and community bank.** With enhanced scale, a more diverse geographic footprint and a broader product suite, we have increased our capability to serve existing clients as well as new and larger clients across our markets.

- **Synergies and financial benefits to shareholders.** The synergies and financial benefits of the Merger allowed us to deliver strong financial performance and value creation for shareholders in 2022 while positioning us well for 2023 and beyond.

- **Strong market position.** With $47 billion in total assets, operations in six of the largest Midwestern metropolitan areas, a recognized brand, strong commercial banking capabilities, a robust retail footprint and a significant wealth platform, we have a market presence that allows us to compete effectively, attract top talent and deliver superior financial performance.

- **Team member focus.** With multiple workplace recognitions and a commitment to diversity, equity and inclusion, we continue to be committed to fostering a strong culture of collaboration, trust, inclusiveness and acceptance that empowers team members to flourish and be successful.

- **Community engagement.** We continue to build on our longstanding history of service and strengthening our communities by championing local initiatives and driving positive change throughout our footprint.

- **Digital and technology capabilities.** We have enhanced scale to accelerate digital and technology capabilities and drive future investments in commercial, consumer and wealth management services.

Our Mission, Vision and Values

As part of our *Better Together* mindset, we updated our Mission, Vision and Values to more accurately reflect where we are today, as a premier mid-sized bank, and our aspirations for the future.

- **Mission.** With deep roots as a trusted partner, we invest our time, heart and expertise so that our clients and communities thrive.

- **Vision.** To be the bank of choice that helps our clients fulfill their dreams, passionately supports our communities and invests in the growth and development of our team members.

- **Values.** The culture of Old National is rooted in our six core values – integrity, inclusion, excellence, collaboration, optimism and agility. These values strengthen the fabric of the communities we serve, distinguish our team members as our greatest asset and allow us to deliver a consistent, convenient and customized experience for every client.

2022 Highlights

2022 was an exceptionally strong year for Old National, with selected highlights below.

Adjusted Earnings Per Share* **$1.96** 13% Increase Year-Over-Year	**Adjusted Net Income*** **$541 million** Top Quartile of Peer Group	**Adjusted Return on Average Tangible Common Equity*** **21.1%** Top Quartile of Peer Group
Net Interest Margin Expansion **0.58%** Top Quartile of Peer Group	**Adjusted Efficiency Ratio*** **51.6%** Top Quartile of Peer Group	**Net Charge-Offs** **0.06%** Reflects continued credit discipline
Continued Strong Capital Position **Total capital to risk-weighted assets – 12.02%** **Tier 1 capital to risk-weighted assets – 10.7%**	**Total Loan Growth** **12%** *Growth is compared to historical combined balances as reported by Old National and First Midwest*	**Total Shareholder Return Stronger than Peers in Challenging Market in 2022** **TSR of ~3% compared to Peer Group (-13%) and KRX Index (-7%)**
Peer Leading Deposit Franchise **Cost of deposits of 15 bps; noninterest bearing deposits are 34% of total deposits**	**Granular Deposit Base** **Average deposit size is ~$30,000**	**Board Diversity** **44%** 7 of our 16 board members are diverse on the basis of gender, race or ethnicity
Continued Strong Commitment to Corporate Social Responsibility **www.oldnational.com/esg**	**Numerous DE&I and Workplace Recognitions** **See list on page 7**	**Continued Longstanding Commitment to Support Underserved and Economically Disadvantaged Communities** **$8.3 billion Community Growth Plan**

*Includes adjusted, non-GAAP financial measures that exclude certain items, such as current expected credit loss ("CECL") Day 1 non-PCD provision expense, merger related charges associated with completed acquisitions, gain on sale of health savings account business, property optimization charges and net securities losses. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS $1.50; Net Income: $414 million; ROATCE: 16.3%; Efficiency Ratio: 58.0%. Reference is made to the non-GAAP reconciliation included in the Company's annual report on Form 10-K for the year ended December 31, 2022.

Commitment to Excellence

Old National's culture and commitment to excellence are reflected in our diversity, equity and inclusion workplace awards received in 2022, our corporate social responsibility initiatives and our community growth plan.

DIVERSITY, EQUITY AND INCLUSION AND WORKPLACE RECOGNITIONS


Bloomberg
Gender-Equality Index
2022


MILITARY FRIENDLY
2022
EMPLOYER


DEI
BEST PLACE TO WORK FOR
DISABILITY INCLUSION
2022
100% DISABILITY EQUALITY INDEX

- **Bloomberg Gender-Equality Index:** Awarded to companies that support gender equality through policy development, representation and transparency
- **Military Friendly Employer:** Recognizes efforts to recruit and retain military veterans
- **Disability Equality Index:** Scored a perfect 100 on the 2022 index, the most comprehensive benchmarking tool for disability inclusion

Corporate Social Responsibility

Following the Merger with First Midwest, the Company has placed an even greater focus on executing on critical environmental, social and governance initiatives, including its diversity, equity and inclusion activities. *See Environmental, Social and Governance at a Glance* on page 25.

Community Growth Plan

In 2022, we announced our $8.3 billion community growth plan that builds on our longstanding commitment to support historically underserved and economically disadvantaged individuals, families and communities throughout our footprint. Over a five-year period, the community growth plan calls for nearly $5 billion in community lending and affordable housing commitments to underserved and low-to-moderate income ("LMI") borrowers and approximately $3.3 billion in community development initiatives and philanthropic programs in LMI and majority-minority neighborhoods.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement relates to our Annual Meeting to be held on May 10, 2023, at 9:00 a.m., Central Daylight Time. The Annual Meeting will be held in a virtual-only meeting format in order to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost. As such, you will not be able to attend the Annual Meeting in person at a physical location. This Proxy Statement and the Proxy Card are being furnished by the Company in connection with a solicitation of proxies by the Company's Board of Directors.

We are pleased to take advantage of the SEC rule that permits companies to furnish proxy materials to shareholders over the Internet at www.oldnational.com/Proxy which will be available by March 30, 2023. Beginning on or about March 30, 2023, we will send to most of our shareholders, by mail or email, a Notice and Access Card for the shareholder meeting containing instructions on how to access the proxy materials over the Internet and vote online. This method offers a convenient, cost-effective and environmentally friendly way for shareholders to review the materials and vote. The Notice and Access Card is not a proxy card and cannot be used to vote. If you receive the Notice and Access Card and would like to receive paper copies of the proxy materials, please follow the instructions in the Notice and Access Card and the materials will be mailed to you. Shareholders who do not receive the Notice and Access Card for the shareholder meeting will continue to receive a paper copy of our proxy materials.

A list of shareholders entitled to vote at the Annual Meeting will be available for inspection at our principal office upon written request by a shareholder beginning five business days prior to the Annual Meeting and will remain accessible throughout the Annual Meeting at www.virtualshareholdermeeting.com/ONB2023.

Important Notice Regarding the Availability of Proxy Materials

A copy of the Company's 2022 annual report to shareholders accompanies this Proxy Statement. The Notice of Annual Meeting, this Proxy Statement and our 2022 annual report to shareholders also are available at www.oldnational.com/Proxy. If you would like to receive, without charge, a paper copy of our 2022 annual report, please contact our Corporate Secretary at Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705.

Who can attend the Annual Meeting?

Only shareholders of the Company of record as of the Record Date of March 10, 2023 and guests of the Company may attend the Annual Meeting. Our Annual Meeting will take place virtually via a webcast at www.virtualshareholdermeeting.com/ONB2023. You will not be able to attend the Annual Meeting in person at a physical location.

Who may vote at the Annual Meeting?

This Proxy Statement and our annual report to shareholders are provided to holders of the Company's common stock who were holders of record on the Record Date. Only holders of the Company's common stock of record on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, 292,605,531 shares of common stock of the Company were outstanding.

To the knowledge of the Company, no person or firm, other than BlackRock, Inc., The Vanguard Group, Inc., Fuller & Thaler Asset Management, Inc. and Dimensional Fund Advisors LP beneficially owned more than 5% of the outstanding common stock of the Company as of December 31, 2022. As of the Record Date, no individual director, director nominee or officer beneficially owned more than 5% of the outstanding common stock of the Company.

How do I attend the Annual Meeting?

Our Annual Meeting will take place via a webcast at www.virtualshareholdermeeting.com/ONB2023. You will not be able to attend the Annual Meeting in person at a physical location. If you are a registered shareholder as of the Record Date, you may attend the Annual Meeting by visiting the virtual meeting website and entering the 16-digit control number that is printed on your Notice and Access Card or Proxy Card. You may log in beginning at 8:45 a.m. Central Daylight Time on May 10, 2023. The Annual Meeting will begin promptly at 9:00 a.m. Central Daylight Time.

How do I submit questions during the Annual Meeting?

Shareholders will be able to submit questions upon accessing the virtual meeting until the conclusion of the meeting by typing the question into the "Ask a Question" field and then clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions, we may group these questions together. Questions and answers relevant to meeting matters that we do not have time to answer during the Annual Meeting will be posted to our website following the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

Rules of Conduct for the Annual Meeting

We will post rules of conduct for the Annual Meeting at www.virtualshareholdermeeting.com/ONB2023.

What can I do if I need technical assistance during the Annual Meeting?

If you encounter any difficulties accessing the Annual Meeting during the check-in process or the meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

Voting and Proxy Procedures

Each share of the Company's outstanding common stock on the Record Date will be entitled to one vote at the Annual Meeting. If you receive the Notice and Access Card by mail, you will not receive a printed copy of the Proxy Statement or our annual report to shareholders unless you request the materials by following the instructions included in the Notice and Access Card.

If your shares are registered in your name, you may vote your shares via the Internet, by telephone or, if you receive printed copies of the proxy materials, by completing, signing, dating and returning your Proxy Card in the postage-paid envelope provided. Simply follow the instructions on the Proxy Card or Notice and Access Card provided. If your shares are held in "street name" through a broker, bank, trustee, or other nominee, please follow the instructions provided by your broker, bank, trustee, or other nominee on the voting instruction form or Notice and Access Card in order to vote your shares via the Internet, or by signing, dating and returning the voting instruction form provided by such entity. We refer to brokers, banks, trustees and other nominees that hold shares on behalf of others in this Proxy Statement collectively as "brokers." In this circumstance, you are a shareholder whose shares are held in "street name" and your broker is considered the shareholder of record.

Shares of the Company's common stock for which instructions are received will be voted in accordance with the shareholder's instructions. If you send in your Proxy Card or use the Internet or telephonic voting, but do not specify how you want to vote your shares, the designated proxies will vote your shares in accordance with the recommendations of the board and in the judgment of the designated proxies as to any other business that may properly come before the Annual Meeting and any adjournment or postponement thereof.

Quorum Requirements

Holders of a majority of the outstanding shares of the Company's common stock entitled to vote at the Annual Meeting must be present, either in attendance virtually or represented by proxy, to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Once a share is represented for any purpose at the Annual Meeting, it is deemed present for quorum purposes for the remainder of the Annual Meeting and for any adjournment unless a new record date is or must be set for that adjourned meeting.

Can I change my vote after I return the Proxy Card or after voting electronically?

If you are a shareholder whose shares are registered in your name, you may revoke your Proxy or change your electronic or telephonic vote at any time before the Annual Meeting by one of the following methods:

- Submitting another proper Proxy with a more recent date than that of the Proxy first given by: (1) following the Internet voting instructions; or (2) completing, signing, dating and returning a Proxy Card to the Company's Corporate Secretary at the Company's main office.

- Sending written notice of revocation to the Company's Corporate Secretary.

- Voting your shares via the Internet or by telephone at the Annual Meeting.

If you hold your shares in "street name" through a broker, bank, trustee or other nominee, you may revoke your Proxy by following instructions provided by your broker, bank, trustee or other nominee that holds shares on your behalf. No notice of revocation or later-dated Proxy will be effective until received by the Company's Corporate Secretary prior to the Annual Meeting.

How many votes are needed to have each of the proposals pass?

Election of Directors. Directors are elected by a plurality of the votes cast by shareholders entitled to vote in the election of directors, which means that nominees who receive the greatest number of votes will be elected, even if such amount is less than a majority of the votes cast. Shareholders are not able to cumulate their votes in the election of directors. Abstentions and broker non-votes will have no effect on the outcome of the election of directors.

Our Board has adopted a corporate governance policy regarding director elections that is contained in our Corporate Governance Guidelines. The policy provides that in any uncontested election, any nominee for director who receives a greater number of votes "withheld" for his or her election than votes "for" such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. The Nominating and Corporate Governance Committee, without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the Board whether to accept it. The Board, without participation by any director so tendering his or her resignation, will act on the Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the Annual Meeting at which the election occurred. If the Board decides to accept the director's resignation, the Nominating and Corporate Governance Committee will recommend to the Board whether to fill the resulting vacancy or to reduce the size of the Board. We will promptly disclose the Board's decision and the reasons for the decision in a press release that will also be furnished to the SEC on Form 8-K.

Approval of a Non-Binding Advisory Proposal on Executive Compensation. The advisory vote on executive compensation will be determined by the affirmative vote of a majority of the shares of Company common stock in attendance virtually or represented by Proxy at the Annual Meeting. Because the vote is advisory, it will not be binding on the Board. Our Compensation Committee and our Board will review the voting results and take the results into consideration when making future decisions regarding executive compensation. Abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of the proposal.

Approval of a Non-Binding Advisory Proposal Determining the Frequency of Advisory Votes on Executive Compensation. The frequency of the advisory vote on compensation of our NEOs will include three options, in addition to an option to abstain: once every year, once every two years or once every three years. The option that receives the affirmative vote of a majority of shares of Company common stock in attendance virtually or represented by proxy at the Annual Meeting will be deemed to be the recommendation of the shareholders. Abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of the proposal. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisory vote on executive compensation. If none of the three frequency options receives a majority of the votes in attendance virtually or represented by proxy, the Board will consider the frequency option that receives the greatest number of votes to be the frequency that is recommended by the shareholders.

Approval of the Company's Amended and Restated Employee Stock Purchase Plan. The approval of the Company's Amended and Restated Employee Stock Purchase Plan requires the affirmative vote of a majority of the shares of Company common stock in attendance virtually or represented by Proxy at the Annual Meeting. Abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of the proposal.

Ratification of the Appointment of the Independent Registered Public Accounting Firm. The affirmative vote of a majority of the shares of Company common stock in attendance virtually or represented by Proxy at the Annual Meeting is required for ratification, on an advisory (non-binding) basis, of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for fiscal year 2023. Abstentions will have the same effect as votes against the proposal. Broker non-votes are not expected to exist because brokers will have discretionary authority to vote on this item.

What is "householding"?

We have adopted a procedure called "householding." Under this procedure, a single copy of this Proxy Statement and our annual report to shareholders will be sent to any household at which two or more shareholders reside if they appear to be members of the same family, unless one of the shareholders at that address notifies us that they wish to receive individual copies. This procedure reduces our printing costs and mailing fees.

Shareholders who participate in householding will continue to receive separate Proxy Cards and separate Notice and Access cards.

Householding will not affect dividend check mailings in any way.

If your household received a single Notice and Access Card or, if applicable, a Proxy Statement and Proxy Card this year, but you would prefer to receive your own copy, please contact Broadridge Householding Department, by calling their toll-free number, 866-540-7095 or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. You will be removed from the householding program within 30 days of receipt of your instructions, at which time you will then be sent separate copies of the materials.

Shareholders sharing an address who are receiving multiple copies of the Proxy Statement and our annual report to shareholders may request a single copy by contacting the Company's Transfer Agent, Continental Stock Transfer & Trust Company, at 917-262-2373, or by writing Continental at 1 State Street, New York, New York 10004-1561, or via email to Proxy@continentalstock.com.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your broker, bank, trustee or other nominee to request information about householding.

How are abstentions and broker non-votes treated?

An abstention occurs when a shareholder is in attendance or represented by Proxy at the Annual Meeting and either does not vote or returns a Proxy Card with an "abstain" instruction. An abstention will not affect the outcome of the election of directors. Abstentions will have the same effect as a vote against each of the other proposals to be voted on at the Annual Meeting, including, with respect to the advisory proposal determining the frequency of advisory votes on executive compensation, each frequency option set forth in such proposal.

A "broker non-vote" occurs when, with respect to shares held in "street name," a broker is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the broker with such instructions. If your shares are held in "street name," you must instruct your broker on how to vote your shares by following the instructions provided by your broker. If you do not give your broker voting instructions, your broker will have discretion to vote your shares only for routine matters. It is expected that the proposal to ratify the appointment of the independent registered public accounting firm will be the only routine matter to be voted on at the Annual Meeting. For the election of directors and each of the other proposals to be voted on at the Annual Meeting, the votes associated with shares held in "street name" for which you do not give your broker voting instructions will be considered "broker non-votes," which means your broker will not have discretion to vote your shares on those matters. Broker non-votes will not affect the outcome of the election of directors, approval of the Company's Amended and Restated Employee Stock Purchase Plan, the advisory vote on executive compensation or the frequency of advisory votes on executive compensation. The proposal to ratify the appointment of our auditors is considered a routine matter and, therefore, broker non-votes are not expected to exist on this proposal.

How are shares held in Company benefit plans treated?

Participants in our 401(k) Plan, First Midwest Bancorp, Inc. Nonqualified Retirement Plan, First Midwest Bancorp, Inc. Nonqualified Deferred Compensation Plan for Nonemployee Directors and First Midwest Bancorp, Inc. Stock Option Gain Deferral Plan will receive correspondence from Broadridge describing how to access proxy materials and vote your shares.

The trustees under these plans will vote the shares held for the account of each participant in accordance with the instructions received from the participant. If the trustees do not receive voting instructions by the specified deadline, the trustees will vote the shares proportionally in the same manner as those shares for which instructions were received. Because the participants are not the record owners of the related shares, the participants may not vote these shares at the Annual Meeting. Individual voting instructions to the plan trustees will be kept confidential and will not be disclosed to any directors, officers or employees of the Company.

How do I designate my proxy to vote at the Annual Meeting?

A Proxy is your direction to another person to vote your shares. By completing, dating, signing and returning your Proxy Card, or by voting via the Internet or by telephone, you are directing the proxies named in the Proxy Card to vote in accordance with your instructions. To be valid, your vote by Internet, telephone or mail must be received by the deadline specified on the Proxy Card. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your Proxy Card in advance of the virtual meeting. If you wish to give your Proxy to someone other than the proxies identified on the Proxy Card, you may do so by crossing out all the names of these named proxies appearing on the Proxy Card and inserting the name of another person, and this signed card must be sent by mail to the Company's Corporate Secretary and received in advance of the Annual Meeting.

Who will pay for the costs involved in the solicitation of proxies?

The Company will pay all costs of the solicitation of proxies for our Annual Meeting, as well as all costs of preparing, assembling, printing and distributing the proxy materials. In addition to solicitations by mail, directors and officers of the Company and its subsidiaries may solicit proxies personally, by telephone, fax, electronic mail or in person. The Company may retain the services of an independent proxy solicitation firm to assist with the solicitation of proxies. The Company will pay all of the fees and any other costs and expenses incurred in connection with retaining any such firm. Our directors and officers will receive no additional compensation for the solicitation of proxies.

We have requested that brokers, nominees, fiduciaries and other custodians forward proxy-soliciting material to the beneficial owners of our common stock. We will reimburse these persons upon request for reasonable out-of-pocket expenses they incur in connection with this request.

Other matters related to the Annual Meeting

Only matters brought before the Annual Meeting in accordance with the Company's Amended and Restated By-Laws will be considered. Other than the items listed above in the Notice of Annual Meeting, the Company does not know of any other matters that will be presented at the Annual Meeting. However, if any other matters properly come before the Annual Meeting or any adjournment, the designated proxies will vote in accordance with their judgment.

Should any nominee for director become unable or unwilling to accept nomination or election, the designated proxies intend to vote for the election of another person recommended by the Nominating and Corporate Governance Committee and nominated by the Board. The Company has no reason to believe that any of the nominees will be unable or unwilling to serve if elected.

CORPORATE GOVERNANCE AT OLD NATIONAL

OUR BOARD OF DIRECTORS IS COMMITTED TO MAINTAINING STRONG CORPORATE GOVERNANCE PRINCIPLES AND PRACTICES.

For additional information about our corporate governance practices, you may view the following documents on our website at www.oldnational.com under the Investor Relations/Corporate Governance link. These documents also are available to any interested party who requests them by writing to: Corporate Secretary, Old National Bancorp, P.O. Box 718, Evansville, IN 47705-0718.

- Corporate Governance Guidelines
- Code of Business Conduct and Ethics (applicable to all directors, officers and team members)
- Code of Ethics for Senior Financial Officers
- Audit Committee Charter
- Corporate Responsibility Committee Charter
- Enterprise Risk Committee Charter
- Executive Committee Charter
- Nominating and Corporate Governance Committee Charter
- Talent Development and Compensation Committee Charter

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines and committee charters describe various aspects of our corporate governance practices. The Corporate Governance Guidelines and charters are intended to ensure that our Board of Directors has certain practices in place relating to oversight of management and various components of our business operations and to make decisions that are independent of management.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to all of our directors, officers and team members, as well as a Code of Ethics for Senior Financial Officers, which applies to our senior financial officers. Our Code of Business Conduct and Ethics meets the requirements of a "code of ethics" as defined by applicable SEC rules, and also meets the requirements of a "code of conduct" under the applicable rules of the Nasdaq Stock Market. Annually, all team members are required to certify that they have reviewed and are familiar with our Code of Business Conduct and Ethics, and all officers are required to certify compliance with this code. Waivers of the Code of Business Conduct and Ethics for executive officers and directors must be approved by our Board of Directors. Similarly, our senior financial officers must certify annually that they have reviewed, are familiar with and are in compliance with the Code of Ethics for Senior Financial Officers. Waivers of the Code of Ethics for Senior Financial Officers must be submitted to and approved by our Board of Directors.

Director Independence

Following a recommendation by our Nominating and Corporate Governance Committee, our Board of Directors determines annually the independence of all non-employee directors in accordance with the independence requirements of our Corporate Governance Guidelines and applicable Nasdaq listing requirements and SEC rules. Accordingly, each year, the Board affirmatively determines whether each non-employee director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. Each non-employee director is required to complete an annual questionnaire that provides information about any relationship that might affect a determination of independence. Management then provides the Nominating and Corporate Governance Committee and the Board of Directors with relevant facts and circumstances of any relationship bearing on the independence of a director or nominee that is outside the categories permitted under the applicable Nasdaq listing requirements and SEC rules.

Based on this review, the Board affirmatively determined that each of the directors nominated for election at the Annual Meeting is independent of the Company under our Corporate Governance Guidelines, the Nasdaq listing requirements and SEC rules, with the exception of Michael L. Scudder, our Executive Chairman, and James C. Ryan, III, our CEO, who are employees of the Company. In addition, the Board of Directors determined that:

- Each member of the Audit Committee is financially literate and has accounting or related financial management or expertise (as such qualifications are defined under the rules of the Nasdaq Stock Market).

- Thomas L. Brown, Ryan C. Kitchell and Stephen C. Van Arsdell are “audit committee financial experts” within the meaning of the rules and regulations of the SEC.

- Each member of the Compensation Committee is a “non-employee director” within the meaning of Securities Exchange Act Rule 16b-3.

Board Leadership Structure and Function

The Board, which is elected by the shareholders, selects our Executive Leadership Team, which is the executive management team charged with the conduct of the Company’s business. Having selected the Executive Leadership Team, the Board acts as an advisor to management and ultimately monitors its performance. The Board has responsibility for overseeing the business and affairs of the Company and, in exercising such responsibility, receives information from management about the Company’s business. This involvement enables the Board to provide guidance to management in formulating and developing plans and to exercise its decision-making authority on appropriate matters of importance to the Company. Acting as a full Board and through the Board’s six standing committees, the Board oversees and approves the Company’s strategic plan. The Board regularly reviews the Company’s progress against its strategic plan and exercises oversight and decision-making authority regarding strategic areas of importance to the Company.

Executive Chairman and CEO Roles

Prior to the Merger with First Midwest, the Company combined the roles of the Chairman of the Board and Chief Executive Officer. James C. Ryan, III served as Chairman and CEO of the Company through February 15, 2022. On February 15, 2022, the closing date of the Merger, and pursuant to the Merger Agreement, Michael L. Scudder, the former Chairman and CEO of First Midwest, became the Executive Chairman of the Board of Directors of the Company, with Mr. Ryan remaining as CEO. The Merger Agreement provides that this arrangement will be in effect until February 15, 2024, at which time

Mr. Scudder will retire as Executive Chair and Mr. Ryan is expected to return to his role as Chairman and Chief Executive Officer of the Company. The Board believes this structure is effective and in the best interests of shareholders and serves the Company well at this time.

Lead Independent Director

The Company's Corporate Governance Guidelines provide for a Lead Independent Director, currently Rebecca S. Skillman, when the Chairman and CEO positions are held by the same person or both positions are held by insiders. The Lead Independent Director, among other responsibilities, presides at all meetings of the Board at which the Chairman of the Board is not present; leads sessions of the independent directors of the Board; consults and meets with any or all independent directors as required; advises on the scope, quality, quantity and timeliness of information sent to the Board; is responsible for leading the Board's annual self-assessment process; mentors and counsels new members of the Board to assist them in becoming active and effective directors; leads the Board in the annual evaluation of the CEO's performance; and performs such other duties and responsibilities as may be delegated to the Lead Independent Director by the Board from time to time.

Board and Committee Meetings

The Board met seven times during 2022. Each director attended 75% or more of the meetings of the Board and the meetings of committees on which he or she served in 2022. Thirteen of our sixteen directors had 100% attendance records in 2022, and the remaining three directors had at least 89% attendance records at the Board meetings and meetings of committees on which they served in 2022.

The Board and its committees hold executive sessions and independent directors' sessions a minimum of four times each year in connection with its quarterly meetings, and at other times as needed.

The Company has not established a formal policy regarding director attendance at its Annual Meeting, but it encourages all directors to attend these meetings and reimburses expenses associated with attendance. All the directors attended our Annual Meeting in 2022.

Committees of our Board

The members of our Board are appointed to various committees. Through February 15, 2022, the Board had established the following standing Committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, Culture, Community and Social Responsibility Committee, Enterprise Risk Committee, Finance and Corporate Development Committee and Funds Management Committee.

Effective February 15, 2022, following the completion of the Merger and the appointment of additional directors pursuant to the terms of the Merger Agreement and our amended By-Laws, the Board maintains the following standing committees: Audit Committee, Corporate Responsibility Committee, Enterprise Risk Committee, Executive Committee, Nominating and Corporate Governance Committee and Talent Development and Compensation Committee. Certain duties and responsibilities of the former Finance and Corporate Development Committee and Funds Management Committee were assumed by the Executive Committee.

The committee charters are reviewed annually by the Board of Directors and include information regarding each committee's composition, purpose, duties and responsibilities. The number of meetings held in 2022, the current membership and the key responsibilities for each committee are set forth below.

Audit Committee

Committee Members	Key Responsibilities	# of Meetings in 2022
Stephen C. Van Arsdell (Chair) Thomas L. Brown Daniel S. Hermann Ryan C. Kitchell Michael J. Small Katherine E. White	- Assists the Board in its oversight of: • the integrity of the Company's financial statements • the appointment, independence, qualifications and performance of the independent registered public accounting firm • the scope and results of the independent registered public accounting firm's audits and other services, if any • the Company's system of internal controls over financial reporting • the services and performance of the Company's internal audit function • the Company's actions in response to matters raised by the independent registered public accounting firm or internal auditors • the Company's compliance with legal and regulatory requirements in relation to financial reporting - Is responsible for the preparation of a report as required by the SEC to be included in this Proxy Statement	9

Corporate Responsibility Committee

Committee Members	Key Responsibilities	# of Meetings in 2022
Derrick J. Stewart (Chair) Kathryn J. Hayley Peter J. Henseler Ryan C. Kitchell Austin M. Ramirez Ellen A. Rudnick	– Oversees management relating to the Community Reinvestment Act and fair lending practices of the Company as well as management relations with community organizations – Reviews policies and programs relating to diversity, equity and inclusion, ESG, ethics and employee and client satisfaction and engagement initiatives, and monitors the Company's affirmative action plan – Monitors company-wide volunteerism and the activities of the Old National Bank Foundation through which charitable gifts are made	5

Enterprise Risk Committee

Committee Members	Key Responsibilities	# of Meetings in 2022
Thomas L. Brown (Chair) Kathryn J. Hayley Thomas E. Salmon Michael J. Small Derrick J. Stewart Katherine E. White	– Monitors the Company’s key enterprise risk categories: compliance/regulatory, credit, legal, liquidity, market, operational (including information technology and information security/cyber), reputational, strategic and talent management – Assists the Board in the oversight of management regarding the Company's enterprise-wide risk management framework, policies, procedures and risk appetite – Reviews the Company’s credit controls and loan review program – Monitors the Company’s information technology and information security/cyber risks	5

Executive Committee

Committee Members	Key Responsibilities	# of Meetings in 2022
Michael L. Scudder (Chair) Thomas L. Brown Daniel S. Hermann Ellen A. Rudnick James C. Ryan, III Rebecca S. Skillman Derrick J. Stewart Stephen C. Van Arsdell	– Reviews and recommends to the Board the annual operating plan and budget as well as the multi-year strategic plan of the Company – Assesses and monitors the Company’s performance against the annual and multi-year strategic plan – Reviews strategic direction of the Company with management – Reviews the Company’s capital plan and policy and recommends to the Board dividends and any share repurchase program of the Company – Discusses corporate development and other acquisition opportunities with management	5

Nominating and Corporate Governance Committee

Committee Members	Key Responsibilities	# of Meetings in 2022
Rebecca S. Skillman (Chair) Barbara A. Boigegrain Peter J. Henseler Ryan C. Kitchell Austin M. Ramirez Ellen A. Rudnick Stephen C. Van Arsdell Katherine E. White	– Annually recommends to the Board the slate of director nominees to stand for election at our annual meeting of shareholders and assesses the independence of directors – Recruits, as needed, new directors for the Board – Reviews with the Board, on an annual basis, the size, requisite skills and characteristics of Board members as well as the composition of the Board as a whole – Leads the Board in its annual performance assessment – Oversees the annual performance evaluation of, and succession planning for, the CEO – Reviews and assesses the adequacy of the Corporate Governance Guidelines an Insider Trading Policy – Confirms the production of the Company's ESG report	6

Talent Development and Compensation Committee

Committee Members	Key Responsibilities	# of Meetings in 2022
Daniel S. Hermann (Chair) Barbara A. Boigegrain Kathryn J. Hayley Peter J. Henseler Thomas E. Salmon Rebecca S. Skillman	– Annually reviews, approves and recommends to the Board for its approval the compensation of the CEO and other executive officers who report directly to the CEO – Establishes performance metrics and goals under the Company's short-term and long-term incentive compensation programs – Evaluates the Company's employee compensation and benefit programs as well as the competitiveness of those programs – Advises the Board regarding the talent development and succession management of key executives of the Company – Establishes the terms of the Employee Stock Purchase Plan	7

Board's Role in Risk Oversight

Risk is inherent in every business and particularly for regulated financial institutions. We have organized our risk profile and enterprise risk management framework into the following risk categories: compliance/regulatory, credit, legal, liquidity, market, operational (including information technology and information security/cyber), reputational, strategic and talent management. We do not view risk in isolation, but rather consider risk as part of our ongoing consideration of business strategy and decisions. We also are mindful that risk oversight is not about eliminating all risks, but rather identifying, quantifying, managing or accepting and monitoring risks at appropriate levels to achieve customer needs and business objectives in a prudent manner.

The entire Board is involved in overseeing risk associated with the Company. The charters of certain committees of the Board assign oversight responsibility for particular areas of risk. The Board and its committees monitor risks associated with their respective principal areas of focus through regular meetings with management and, when appropriate, outside advisors.

The following is a summary of oversight responsibility for particular areas of risk:

AUDIT COMMITTEE	ENTERPRISE RISK COMMITTEE	EXECUTIVE COMMMITTEE
Risks that raise material issues associated with accounting, financial reporting, tax and internal controls over financial reporting.	Compliance/regulatory, credit, legal, liquidity, market, operational (including information technology and information security/cyber), reputational, strategic and talent management risks at the Company.	Risks associated with the Company's strategy, operating plan and operating performance, as well as acquisition opportunities.

TALENT DEVELOPMENT AND COMPENSATION COMMITTEE	CORPORATE RESPONSIBILITY COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Risks associated with the Company's compensation programs and arrangements, including cash and equity incentive plans and talent development and succession planning.	Risks associated with employee and customer engagement, the Community Reinvestment Act, fair lending, employee and supplier diversity and the Company's affirmative action plan.	Risks associated with corporate governance generally, CEO succession planning and board and committee composition.

Proxy Statement

Board and Committee Self-Assessments

The Board of Directors and each of the Board committees conduct an annual self-assessment, which includes both a qualitative and quantitative assessment by each director of the performance of the Board and the committees on which the director serves. The Nominating and Corporate Governance Committee oversees these assessments. As part of this process, each director completes an annual self-assessment of the Board and the committees on which the director serves. Each director also has the opportunity to have an individual meeting with our Lead Independent Director. The results of the self-assessments are reported to the full Board of Directors.

Director Education

Our Executive Chairman and Chief Executive Officer oversee director education at the Company, with input from the Nominating and Corporate Governance Committee. Director education occurs for the full Board and for each of the Board's committees. Our education program involves presentations on relevant topics by management, outside advisors or industry experts, attendance at national or local conferences and meetings, access to board and governance related portals maintained by outside advisors or industry experts and subscriptions to pertinent periodicals and other materials.

Succession Planning

Board Succession Planning

In connection with the Merger and pursuant to the terms of the Merger Agreement, the By-Laws of the Company were amended (the "By-Law Amendment") to provide for the post-Merger composition of our Board of Directors. The By-Law Amendment provides that for a period of three years following the closing of the Merger, the Board will be comprised of sixteen directors, eight of whom will be former members of the board of directors of Old National as designated by Old National (the "legacy Old National directors"), including James C. Ryan, III, and eight of whom will be former members of the board of directors of First Midwest as designated by First Midwest (the "legacy First Midwest directors"), including Michael L. Scudder, who will be the Executive Chairman of the Board for a period of two years. If a legacy Old National director or a successor to a legacy Old National director leaves the Board, the remaining legacy Old National directors may select the successor to the departing director. Similarly, if a legacy First Midwest director or a successor to a legacy First Midwest director leaves the Board, the remaining legacy First Midwest directors may select the successor to the departing director.

Pursuant to our Corporate Governance Guidelines, a director of the Company shall no longer qualify to serve as a director effective as of the end of the term during which the director becomes seventy-five (75) years of age. The Nominating and Corporate Governance Committee reviews each director's continuation on the Board on a regular basis and annually considers upcoming retirements, the average tenure and the overall mix of individual director tenures of the Board. The Nominating and Corporate Governance Committee is responsible for regularly reviewing Board composition, succession planning, talent development and the broader aspects of diversity. The Board also annually reviews the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. The annual assessment includes a review of the skills, experience and diversity of the Board in the context of the needs of the Board.

CEO and Senior Management Succession Planning

Among the Nominating and Corporate Governance Committee's responsibilities is to oversee CEO succession planning and leadership development for potential CEO candidates. The Board plans for succession of the CEO and reviews the succession strategy for both unplanned and planned events. As part of this process, the independent directors review the Nominating and Corporate Governance Committee's recommended candidates for consideration as the CEO under either a planned or unplanned scenario. The criteria used when assessing the qualifications of potential CEO successors include certain leadership, management and other dimensions. The individual also must possess the skill and talent to lead the organization in a positive manner with wisdom and enthusiasm and champion the Company's culture.

Our Compensation Committee oversees succession planning and leadership development for senior management and reviews this process and potential candidates with our CEO, Chief People Officer and other members of management on a periodic basis.

Related Party Transactions

Certain directors and executive officers of the Company are at present, as in the past, customers of one or more of the Company's subsidiaries and have had and expect in the future to have similar transactions (including loans) with these subsidiaries in the ordinary course of business. In addition, some of the directors and executive officers of the Company are at present, as in the past, directors, officers or principal shareholders of corporations which are customers of these subsidiaries, and which have had and expect to have transactions with the subsidiaries in the ordinary course of business. All such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Related party transactions are evaluated on a case-by-case basis in accordance with the applicable provisions of our By-Laws and our Code of Business Conduct and Ethics.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during the fiscal year ended December 31, 2022 or as of the date of this Proxy Statement is or has been an officer or employee of the Company, and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board. None of the members of the Compensation Committee had a relationship that would require disclosure under the "Certain Relationships and Related Transactions" heading of any of our filings with the SEC during the past three fiscal years.

Communications from Shareholders to Directors

The Board believes it is important that a direct and open line of communication exist between the Board and the Company's shareholders and other interested parties. As such, the Board has adopted the procedures described in the following paragraph for communications to Directors.

Any shareholder or other interested party who desires to contact Old National's Executive Chairman, Lead Independent Director or the other members of the Board may do so by writing to: Board of Directors, c/o Corporate Secretary, Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718. Communications received are distributed to the Executive Chairman, the Lead Independent Director or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received.

Policy Regarding Consideration of Director Candidates Recommended by Shareholders

The Company's nomination procedures for directors are governed by its By-Laws. Each year the Nominating and Corporate Governance Committee makes a recommendation to the entire Board regarding a slate of nominees for election as directors. The Nominating and Corporate Governance Committee will review suggestions from shareholders regarding nominees for election as directors. All such suggestions from shareholders must be submitted in writing to the Nominating and Corporate Governance Committee at the Company's principal executive office not less than 120 days in advance of the date of the annual or special meeting of shareholders at which directors are to be elected. All written suggestions of shareholders must set forth:

- the name and address of the shareholder making the suggestion;
- the number and class of shares owned by such shareholder;
- the name, address and age of the suggested nominee for election as director;
- the nominee's principal occupation during the five years preceding the date of suggestion;
- all other information concerning the nominee as would be required to be included in the proxy statement used to solicit proxies for the election of the suggested nominee; and
- such other information as the Nominating and Corporate Governance Committee may reasonably request.

A consent of the suggested nominee to serve as a director of the Company, if elected, also must be included with the written suggestion.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE AT A GLANCE

ESG considerations, and other elements of corporate social responsibility, are integrated and embedded within the policies, procedures and principles that govern Old National. Our Company is committed to serving as a cornerstone of the local community and maintaining transparency in governance, as well as environmental responsibility and sustainability. We also aim to strengthen the communities we serve through team member volunteerism and corporate philanthropy efforts. We are pleased to present our 2022 ESG Report, which summarizes the Company's approach to corporate social responsibility. The full report can be found on our website at *www.oldnational/esg*. Beginning with our 2020 ESG Report, we have aligned our disclosures with the Sustainability Accounting Standards Board (SASB) Commercial Bank standard.

As discussed more fully in our ESG Report, Old National earned numerous awards and recognitions in 2022 that reflect our culture and our commitment to corporate social responsibility. Among other recognitions, Old National was recognized as a member of the Bloomberg Gender-Equality Index, a Disability Equality Index "Best Place to Work" and Military Friendly Employer.

In 2023, we will continue to evaluate issues that collectively represent the Company's most significant and material risks as well as opportunities for enhanced shareholder value. The Company will also continue to assess its ESG priorities in 2023, including climate-related risks and opportunities.



COMMITTED TO DIVERSITY, EQUITY AND INCLUSION

44%
Corporate Board diversity (women, racial and ethnic diversity)

68%
of all Old National team members are women

22%
Total workforce is racially or ethnically diverse

100%
score on the Disability Equality Index Best Places to Work

Proxy Statement



CORPORATE GOVERNANCE

100% **TEAM MEMBER COMPLETION** of annual, risk-based compliance training as well as training related to our Code of Business Conduct and Ethics

- Comprehensive Risk Appetite Statement
- Independent Chief Risk Officer
- Independent Chief Audit Executive/Ethics Officer


Bloomberg
Gender-Equality Index
2023


2022
WORLD'S MOST
ETHICAL
COMPANIES
WWW.ETHISPHERE.COM

ITEM 1 – ELECTION OF DIRECTORS



The Board unanimously recommends that you vote "FOR" the election of the sixteen nominees as directors of the Company.

The first item to be acted upon at the Annual Meeting is the election of sixteen directors to the Board. The number of directors was determined in connection with the Merger with First Midwest and is set forth in our By-Laws.

Our By-Laws provide that, for a period of three years following the closing of the Merger, the Board will be comprised of sixteen directors, eight of whom will be former members of the board of directors of Old National as designated by Old National, including James C. Ryan, III, and eight of whom will be former members of the board of directors of First Midwest as designated by First Midwest, including Michael L. Scudder, who will be the Executive Chairman of the Board for a period of two years.

Each director is elected for a one-year term, except that Mr. Scudder will retire from our Board of Directors, as Executive Chairman and as Chair of our Executive Committee on February 15, 2024, as contemplated by the Merger with First Midwest and as provided in our By-Laws. The Nominating and Corporate Governance Committee intends to consider later this year the vacancy on our Board resulting from Mr. Scudder's retirement.

Our Board of Directors has unanimously nominated the following individuals to stand for election at this year's Annual Meeting, all of whom are currently serving as directors of the Company:

Barbara A. Boigegrain	Daniel S. Hermann	James C. Ryan, III	Michael J. Small
Thomas L. Brown	Ryan C. Kitchell	Thomas E. Salmon	Derrick J. Stewart
Kathryn J. Hayley	Austin M. Ramirez	Michael L. Scudder	Stephen C. Van Arsdell
Peter J. Henseler	Ellen A. Rudnick	Rebecca S. Skillman	Katherine E. White

BOARD COMPOSITION AND EXPERIENCE

Each of our sixteen directors has significant and varied operational, financial, risk, technology, corporate governance, merger and acquisition, leadership and other experience, and possesses diversity of skills, thought, gender, race and ethnicity. The Nominating and Corporate Governance Committee is responsible, among other items, for recruiting and nominating directors for election to our Board and for assessing the qualifications and independence of our directors. The Nominating and Corporate Governance Committee also is responsible for reviewing with the full Board, on an annual basis, the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Below are certain highlights of our Board of Directors, including the varying tenure, diversity, qualifications and experience of our directors.

19%
Racial/Ethnic Diversity

31%
Gender Diversity

61 YEARS
Average Age

8.5 YEARS
Average Independent Director Tenure
Includes tenure at First Midwest

88%
Independent
All directors are independent other than our Executive Chairman and our CEO

81%
Directors possess other public company experience

Proxy Statement

Each of our sixteen directors has extensive professional experience that contributes to a diversity of skills, perspectives and leadership qualities on our Board of Directors. The chart below highlights certain of the skills and qualities our directors possess that are important to the Company:

BANKING AND FINANCIAL INDUSTRY



Knowledge and experience in the banking and financial services industry are important to understanding our business model and strategic plan.

COMPENSATION AND BENEFITS



Understanding executive compensation and employee benefits is important to understanding and evaluating our various executive compensation plans and programs.

CORPORATE GOVERNANCE



Knowledge of corporate governance matters, policies and best practices assists the Board in considering and adopting appropriate corporate governance practices.

MERGERS AND ACQUISITIONS



Knowledge and experience in mergers, acquisitions and other strategic partnership opportunities are important to evaluating growth opportunities.

FINANCE AND ACCOUNTING





Knowledge and experience in accounting or financial reporting are important to effectively oversee the Company's financial position and condition and the accurate reporting thereof.

RISK MANAGEMENT



Experience in assessing and managing business and financial risk factors is important to effectively oversee risk management and understand risks facing the Company.

TECH OR IT



Experience with or oversight of technology, information security or cybersecurity is important in overseeing the security of the Company's operations and systems.

DIVERSITY



Gender and racial/ethnic diversity allows for diversity of thought, experiences and perspectives and leads to better outcomes for our shareholders, team members, clients and communities.

EXECUTIVE MANAGEMENT



Knowledge and experience in executive management positions assists the Board in overseeing our business activities and evaluating and overseeing our strategic plan.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE



Understanding environmental, social and governance matters assists the Board in overseeing the Company's non-financial risks and opportunities inherent to its day-to-day activities.

Represents each director who possesses the skill or attribute

DIRECTOR DIVERSITY OBJECTIVES

The Nominating and Corporate Governance Committee believes that a diverse Board leads to better decisions and outcomes for our shareholders, team members, clients and communities. In addition to the background, skills and experience considerations highlighted above, the Nominating and Corporate Governance Committee evaluates potential directors across many dimensions, including but not limited to gender, race, ethnicity, sexual orientation, age, background, geography and physical ability. The Company's Corporate Governance Guidelines require the Company to have no less than two female directors and at least one director from an ethnic minority background on the Board. In addition, any third party engaged to assist the Nominating and Corporate Governance Committee in searching for director candidates is requested to present a diverse group of candidates.

Director Diversity Matrix (As of March 30, 2023)

Total Number of Directors: **16**	**Female**	**Male**
Part I: Gender Diversity		
Directors	5	11
Part II: Demographic Background		
African American or Black	1	1
Hispanic or Latinx	–	1
White	4	9

NOMINATION PROCESS

In seeking individuals to serve as directors, the Nominating and Corporate Governance Committee seeks members from diverse professional backgrounds who possess a broad spectrum of experience and expertise. Directors should have an active interest in the business of the Company, possess a willingness to represent the best interests of all shareholders, be able to objectively evaluate management's and the Company's performance, possess the highest personal and professional ethics, integrity and values and be able to comprehend and advise management on complicated issues that face the Company and the Board. In addition, directors should not have any interest that would materially impair their ability to exercise independent judgment or discharge the fiduciary duties owed as a director to the Company and its shareholders.

The Nominating and Corporate Governance Committee is responsible for regularly reviewing, at least annually, Board composition, succession planning, talent development and the broader aspects of diversity. The annual assessment includes a review of the skills, experience and diversity of our directors in the context of the needs of the Board.

BARBARA A. BOIGEGRAIN



Age: 65
Tenure:
- Old National: 2022
- First Midwest: 2008

Committees:
- Nominating and Corporate Governance
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Ms. Boigegrain served as the Chief Executive Officer and General Secretary of Wespath Benefits and Investments (formerly the General Board of Pension and Health Benefits of The United Methodist Church) from 1994 until her retirement in January 2022. Wespath is a pension, health and welfare benefit trustee and administrator and an institutional investment manager that is one of the largest faith-based pension funds in the United States, with $29 billion of assets under management. Wespath is a global leader in environmental, social and governance (ESG) investing and is a founding member of the Transition Pathway Initiative, a global asset-owned initiative that assesses companies' preparedness for the transition to a low carbon economy.

Prior to 1994, Ms. Boigegrain spent eleven years as a consultant with Towers Perrin and four years with KPMG LLP and Dart Industries as a manager and analyst.

Ms. Boigegrain currently serves on the board of the Iliff School of Theology and the Texas Medical Foundation. Previously, Ms. Boigegrain served as a member and chair of the boards of directors of Church Benefits Association and the Church Alliance. She is also a former member of the board of trustees of Emory & Henry College. Ms. Boigegrain was recognized as one of Crain's Chicago 2020 Notable Women Executives Over 50.

As the CEO and General Secretary of Wespath, Ms. Boigegrain has overseen its restructuring, significantly improved its performance and services and increased its assets under management. In her experience as a benefits consultant, she established the San Diego office of Towers Perrin.

Ms. Boigegrain earned a Bachelor of Arts degree in Biology and Psychology from Trinity University in 1979.

REASONS FOR NOMINATION

Through her extensive employee benefits, compensation, executive and corporate governance experience, Ms. Boigegrain brings significant leadership, business development, operations and management skills to our Board of Directors. She also provides valuable knowledge of financial markets, strategic growth, ESG and sustainable investing.

THOMAS L. BROWN



Age: 66
Tenure:
- Old National: 2022
- First Midwest: 2017

Committees:
- Audit
- Enterprise Risk
- Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Brown served as the Senior Vice President and Chief Financial Officer of RLI Corp. (NYSE), a specialty insurer serving diverse niche property, casualty and surety markets from 2017 until his retirement on December 31, 2019. From 2011 to 2017, he served as RLI Corp.'s Vice President and Chief Financial Officer.

Previously, Mr. Brown was a partner of PricewaterhouseCoopers LLP, where he served for ten years as its Midwest Regional Financial Services Director and led teams responsible for the banking, insurance, capital markets and investment management business sectors.

Mr. Brown currently serves on the boards of directors of James River Group Holdings, Ltd. (Nasdaq) and the Chicago Shakespeare Theater. In addition, Mr. Brown serves on the board of directors of Easter Seals DuPage & Fox Valley (Illinois), and he previously served on the board of Easter Seals Central Illinois. From 2004 through 2017, Mr. Brown served on the board of trustees of Illinois Wesleyan University.

Mr. Brown earned a Bachelor of Science degree in Accounting from Illinois Wesleyan University in 1979. He is a certified public accountant.

REASONS FOR NOMINATION

With his extensive finance, accounting, risk management and financial services background, combined with the insights of the executive management team of a public company, Mr. Brown brings valuable finance, accounting, strategic planning, risk and senior management skills and experience to our Board of Directors.

KATHRYN J. HAYLEY



Age: 64

Tenure:
- Old National: 2022
- First Midwest: 2016

Committees:
- Corporate Responsibility
- Enterprise Risk
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Ms. Hayley has served as the Chief Executive Officer of Rosewood Advisory Services, LLC, a business advisory services firm, since 2015.

Previously, Ms. Hayley served as an Executive Vice President of UnitedHealthcare, a subsidiary of UnitedHealth Group, Inc. (NYSE), a position in which she served from 2012 to 2015, overseeing a number of strategic initiatives at this global healthcare company. From 2006 to 2012, she served as an executive of Aon plc (NYSE), including as Chief Executive Officer of Aon Consulting Worldwide and Aon Hewitt Consulting Americas. Prior to her service at Aon, Ms. Hayley was an information technology partner at Deloitte Consulting LLP and led the U.S. financial services practice. She also served on the board of directors of Deloitte & Touche LLP U.S.

Ms. Hayley currently serves on the board of directors of Concentrix Corporation (Nasdaq). She previously served on the boards of directors for Alight Solutions, LLC (2018 to 2021), Interior Logic Group, Inc. (2021 to 2022), Tribridge Holdings, LLC (2015 to 2017), as well as the advisory board of E.A. Renfroe & Company, Inc. (2016 to 2022).

Ms. Hayley earned a Bachelor of Science degree in Applied Computer Science from Illinois State University in 1979 and a Master of Business Administration, with concentrations in Marketing and Finance, from the Kellogg School of Management at Northwestern University in 1984.

REASONS FOR NOMINATION

Through her extensive information technology and financial services background and her broad executive management experience, as well as her employee benefits and talent management experience, Ms. Hayley provides our Board with valuable technology, strategic planning, executive management, human resources, benefits and ESG experience, as well as the insights of a former senior executive of several public companies.

PETER J. HENSELER



Age: 64

Tenure:
- Old National: 2022
- First Midwest: 2011

Committees:
- Corporate Responsibility
- Nominating and Corporate Governance
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Henseler is the Chairman of TOMY International, a wholly owned subsidiary of TOMY Company, Ltd., a global designer and marketer of toys and infant products. He rejoined TOMY International in 2017 after serving as Vice Chairman until his retirement in 2012.

Mr. Henseler previously held the position of President of TOMY International from 2011 until 2012. He was President of RC2 Corporation (Nasdaq) from 2002 to 2011, at which time TOMY Company acquired RC2. He served as RC2's Executive Vice President of Sales and Marketing from 1999 to 2002. Mr. Henseler also previously served as a director of RC2.

Prior to joining RC2, Mr. Henseler held marketing positions at McDonald's Corporation and Hasbro, Inc. In February 2018, he completed his tenure as Chairman of the Toy Industry Foundation and now serves as an executive advisor to the board. He also previously served on the board of directors of the American Toy Industry Association. Mr. Henseler currently serves on the board of directors of the Robert E Dods Family Foundation.

Mr. Henseler earned a Bachelor of Science degree in Marketing from Xavier University in 1980.

REASONS FOR NOMINATION

Mr. Henseler brings important executive management, operating and leadership skills and insights to our Board of Directors through his experience as a president of a global public company, as well as his substantial operational, brand management and marketing experience.

DANIEL S. HERMANN



Age: 65
Tenure:
- **Director Since:** 2020

Committees:
- Audit
- Executive
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Hermann is the founding partner of Lechwe Holdings LLC, a family company involved in the startup of and investing in companies. He is also a founder of AmeriQual Group, LLC, where he served as CEO from 2005 to 2015. Prior to 2005, Mr. Hermann spent over 20 years at Black Beauty Coal Company. During his years at Black Beauty, he held various positions, including President and CEO. He has experience in public accounting and was a licensed Certified Public Accountant.

Mr. Hermann currently serves on the board of directors of Deaconess Health System, the premier provider of healthcare service to 51 counties in three states, including Indiana, Illinois and Kentucky. In addition, he serves as a director of General Signals, Hermann Family Foundation and Foundation for Youth. He is also a director emeritus of the Boys and Girls Club of Southern Indiana as well as past Chairman of the Evansville Catholic Foundation and past board member of Foresight Energy, LP (NYSE).

Mr. Hermann earned a Bachelor of Science Degree from Indiana State University in 1979.

REASONS FOR NOMINATION

With over 30 years as a senior executive, Mr. Hermann brings extensive business, operations, leadership, compensation, finance and accounting experience to the Board. He also brings significant public company board experience, given his previous service as a director for Foresight Energy, LP.

RYAN C. KITCHELL



Age: 49
Tenure:
- **Director Since:** 2018

Committees:
- Audit
- Corporate Responsibility
- Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Mr. Kitchell is the Chairman of the Indiana Governor's Workforce Cabinet. Previously, Mr. Kitchell served as Executive Vice President and Chief Administrative Officer of Indiana University Health from 2016 to 2019 and as Chief Financial Officer of Indiana University Health from 2012 to 2016. He served as President of IU Health Plans from 2011 to 2012 and Treasurer of Indiana University Health from 2010 to 2011.

Prior to joining Indiana University Health, he worked for the State of Indiana, first as a Public Finance Director from 2005 until 2007 and then as a Director of the Office of Management and Budget from 2007 until 2010. He also has previously served in corporate treasury and controllership roles at Eli Lilly and Company (NYSE) and started his career at Prudential Capital, a subsidiary of Prudential Financial, Inc. (NYSE).

Mr. Kitchell currently serves on the boards of directors of Indiana Sports Corporation, OneAmerica Financial Partners and Help at Home.

Mr. Kitchell earned an economics degree from Indiana University in 1996 and an MBA from the Tuck School of Business at Dartmouth in 2002. He also has earned the Chartered Financial Analyst (CFA) designation.

REASONS FOR NOMINATION

Through his nine years of executive leadership with the largest healthcare system in Indiana, Mr. Kitchell brings to the Board executive leadership experience with a strong finance background. He also brings significant public finance experience.

AUSTIN M. RAMIREZ



Age: 44
Tenure:
- **Director Since:** 2020

Committees:
- Corporate Responsibility
- Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Mr. Ramirez is the President and CEO of HUSCO International, a global engineering and manufacturing company with over 1,500 employees worldwide. Prior to joining HUSCO in 2003, he was a consultant in the San Francisco office of McKinsey & Company where he specialized in corporate finance and industrial operations. From 2016 to 2017, Mr. Ramirez served as White House Fellow on the National Economic Council in Washington D.C. In 2014, Mr. Ramirez was selected as a Young Global Leader of the World Economic Forum and is the Founding Curator of the Forum's Global Shaper Hub in Milwaukee.

Mr. Ramirez currently serves on the board of directors for The Marcus Corporation (NYSE), the Association of Equipment Manufacturers and the Kern Family Foundation. Mr. Ramirez has volunteered on a number of education-focused boards including Teach for America, the Boys and Girls Clubs, the YMCA and the United Performing Arts Fund. He is a co-founder and board member of St. Augustine Preparatory Academy and a founding member of City Reformed Church. He has served as a director of the Greater Milwaukee Committee, Metropolitan Milwaukee Chamber of Commerce and the National Association of Manufacturers.

Mr. Ramirez graduated from the University of Virginia in 2001 with degrees in Systems Engineering and Economics. He also holds an MBA from Stanford Graduate School of Business, where he was an Arjay Miller Scholar and a Goldman Sachs Fellow.

REASONS FOR NOMINATION

With over 15 years leading an international manufacturing company, Mr. Ramirez brings important executive management, operations and leadership skills to the Board of Directors. In addition, Mr. Ramirez is committed to community service and leadership development through his dedication to education, the arts and the Milwaukee community.

ELLEN A. RUDNICK



Age: 72
Tenure:
- Old National: 2022
- First Midwest: 2005

Committees:
- Corporate Responsibility
- Executive
- Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Ms. Rudnick has served at the University of Chicago Booth School of Business since 1999. She is currently a Senior Advisor and Adjunct Professor of Entrepreneurship and previously served as the Executive Director of the Polsky Center for Entrepreneurship and Innovation at the University of Chicago.

Prior to joining the University of Chicago, Ms. Rudnick served as President and Chief Executive Officer of Healthcare Knowledge Resources, President of HCIA, Chairman of Pacific Biometrics and Corporate Vice President of Baxter International, Inc. (NYSE).

She currently serves on the boards of directors of Liberty Mutual Insurance Company (since 2001) and Patterson Companies (since 2003; Nasdaq). Ms. Rudnick previously served on the board of directors of HMS Holdings, Corp. (1997 to 2021; Nasdaq).

Ms. Rudnick has spent over thirty years in executive management and entrepreneurial activities, primarily in the healthcare and information services industries. She serves in various leadership positions with several civic and nonprofit organizations in the Chicago metropolitan area, including having served on the board of the Northshore University Health System for over 20 years and on the board of Hyde Park Angels and currently is on the boards of directors of Chicagoland Entrepreneurship Center (1871) and Matter (a healthcare incubator) as well as the advisory committee for the Ed Kaplan Family Institute for Innovation and Tech Entrepreneurship at the Illinois Institute of Technology.

Ms. Rudnick earned a Bachelor of Arts degree in Italian (with a minor in Economics) from Vassar College in 1972 and a Master of Business Administration with a concentration in Finance from the University of Chicago in 1973.

REASONS FOR NOMINATION

With her extensive business background and her board experience, Ms. Rudnick brings important leadership, corporate governance, ESG, business and entrepreneurial experience to our Board of Directors.

JAMES C. RYAN, III



Age: 51
Tenure:
- **Director Since:** 2019

Committees:
- Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Ryan is the CEO of the Company. Mr. Ryan served as Chairman and CEO of the Company through February 15, 2022. Prior to beginning his role as CEO in 2019, Mr. Ryan was Senior Executive Vice President and CFO of the Company from 2016 until 2019. He has also served the Company as Director of Corporate Development and Mortgage Banking, Integration Executive and Treasurer. Prior to joining Old National in 2005, Mr. Ryan held senior finance positions at Wells Fargo Home Mortgage and Old Kent Financial Corp.

Mr. Ryan is the Vice Chairman of the Evansville Regional Business Committee and a member of the Southwest Indiana Regional Development Authority. He is a board member for Deaconess Health Systems, Inc. and Golf Gives Back. He is also a member of the Central Indiana Corporate Partnership, Inc. and is the immediate past Chairman of the Evansville Regional Economic Partnership.

Mr. Ryan earned a Bachelor's Degree in Business Administration from Grand Valley State University in Allendale, Michigan in 1994.

REASONS FOR NOMINATION

Mr. Ryan brings to the Board, among other skills and qualifications, extensive bank executive management experience derived from working over 25 years in the banking industry.
Mr. Ryan's leadership skills, extensive banking experience and knowledge of the Company and its products and services is tremendously valuable to the Board. Mr. Ryan also brings to the Board his ability to develop long-term strategies and find effective and efficient means to implement and communicate those strategies.

THOMAS E. SALMON



Age: 59
Tenure:
- **Director Since:** 2018

Committees:
- Enterprise Risk
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Salmon currently serves as Chairman and CEO of Berry Global Group, Inc. (NYSE), where he was appointed to the board of directors in February 2017. He previously served as Berry Global's President and Chief Operating Officer from October 2016 to February 2017. He served as President of Berry's Consumer Packaging Division from November 2015 to October 2016, served as President of Berry's Rigid Closed Top Division from November 2014 to November 2015 and served as President of Berry's Engineered Materials Division from 2003 to November 2014.

Prior to joining Berry Global in 2003, Mr. Salmon was General Manager for Honeywell Plastics from 2001 to 2003 and Global Sales Director for Allied Signal's Engineering Plastics and Films from 1999 to 2001. Prior to joining Honeywell and Allied Signal, Mr. Salmon held several positions at GE Plastics and GE Lighting, divisions of General Electric.

Mr. Salmon serves on several boards including the Evansville Regional Business Committee, Golf Gives Back and Signature School.

Mr. Salmon earned a Bachelor of Business Administration from Saint Bonaventure University in New York in 1985.

REASONS FOR NOMINATION

With almost 20 years of leadership experience at a Fortune 500 global manufacturer and marketer of plastic packaging products, Mr. Salmon brings extensive experience in executive management, operations, risk and finance. He also provides valuable knowledge related to public companies and has public company board experience.

MICHAEL L. SCUDDER



Age: 62
Tenure:
- Old National: 2022
- First Midwest: 2008

Committees:
- Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Scudder is the Executive Chairman of the Board of Directors of the Company. Previously, Mr. Scudder served as the Chief Executive Officer of First Midwest from 2008 to 2022 as well as the Chairman of the First Midwest board of directors from 2017 to 2022, in both cases until First Midwest's merger with Old National. Mr. Scudder served as First Midwest's President from 2007 to 2017, its Chief Operating Officer from 2007 to 2008 and its Chief Financial Officer from 2002 to 2007. He also served in various other leadership capacities across all areas of First Midwest in his 37 years of service to the company. Under his leadership, First Midwest grew from $8 billion to $24 billion of total assets, becoming the 3rd largest independent bank in the Chicago area.

Mr. Scudder currently serves as a member of the board of directors of Silver Cross Hospital, the board of trustees of DePaul University and the executive committee of DePaul University's Center for Financial Services. He also serves on the board of the Will County (Illinois) Center for Economic Development and its executive committee. He is a member of the Economic Club of Chicago, the Commercial Club of Chicago, the Bankers Club of Chicago and the Chicago Club. Mr. Scudder previously served as an inaugural member of the Federal Reserve Bank of Chicago's Community Depository Institution Advisory Council. He is a member of the Mid-Size Bank Coalition of America and is a past member of the board of directors of the American Bankers Association and a past chair of the ABA's CEO Council.

Mr. Scudder earned a Bachelor of Science degree in Accounting from Illinois Wesleyan University in 1982 and a Master of Business Administration with a concentration in Finance from DePaul University in 1993.

REASONS FOR NOMINATION

Mr. Scudder brings extensive public company, executive leadership, financial, merger and acquisition and risk experience to our Board of Directors derived from nearly 40 years in the banking industry. He has significant abilities in developing and implementing long-term strategic plans and vision and was critical to the growth and success of First Midwest as well as its successful combination with Old National.

REBECCA S. SKILLMAN



Age: 72
Tenure:
- **Director Since:** 2013

Committees:
- Executive
- Nominating and Corporate Governance
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Ms. Skillman was appointed as the Company's Lead Independent Director in 2016. Ms. Skillman currently serves as Chairperson of the Board for Radius Indiana, an economic development regional partnership which represents Crawford, Daviess, Dubois, Greene, Lawrence, Martin, Orange and Washington Counties in South Central Indiana. She previously served as Senior Advisor of Radius Indiana from July 2016 to December 2016, and she served as CEO of Radius Indiana from February 2013 to July 2016. She serves as an advisor for Bowen Center for Public Affairs, Ball State University and Indiana University's Center for Rural Engagement.

Ms. Skillman served as the 49th Lieutenant Governor of the State of Indiana from 2005 to 2013 where, in addition to her legislative duties as President of the Indiana Senate, she was responsible for leading the Office of Tourism Development, Energy Group and Indiana Housing and Community Development Authority. She chaired the Indiana Counter Terrorism and Security Council, the intergovernmental entity responsible for homeland security in the State of Indiana. She also served as the Secretary of Agriculture and Rural Development under the state's Department of Agriculture and Office of Rural Affairs. Ms. Skillman earned an Associate's degree with a business concentration from Indiana Wesleyan University in 2010.

REASONS FOR NOMINATION

Through her lifelong career in public service and senior government leadership, including serving as Lt. Governor of the State of Indiana from 2005 to 2013 and serving in the Indiana Senate from 1992 to 2000, Ms. Skillman brings to the Board expertise and leadership in executive management, economic development, community involvement, governmental and political affairs and civil service.

MICHAEL J. SMALL



Age: 65
Tenure:
- Old National: 2022
- First Midwest: 2010

Committees:
- Audit
- Enterprise Risk

EXPERIENCE AND QUALIFICATIONS

Mr. Small is the Chairman and co-founder of K4 Mobility Inc., a technology developer and provider of satellite communications services, since August 2018.

Previously, Mr. Small served as the President and Chief Executive Officer and a director of Gogo, Inc. (Nasdaq), an airborne communications service provider, from 2010 until March 2018. Prior to joining Gogo, Mr. Small served as the Chief Executive Officer and a director of Centennial Communications Corp. (Nasdaq) from 1999 to 2009. From 1995 to 1998, Mr. Small was the Executive Vice President and Chief Financial Officer of 360 Degrees Communications Company. Prior to 1995, he held the position of President of Lynch Corporation (NYSEMKT), a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services.

Mr. Small is an active board member of Leadership Greater Chicago and the Gun Violence Prevention PAC. Mr. Small also serves on the Advisory Council for the Polsky Center for Entrepreneurship and Innovation at the University of Chicago.

Mr. Small earned a Bachelor of Arts degree in History from Colgate University in 1979 and a Master of Business Administration with a concentration in Finance from the University of Chicago in 1981.

REASONS FOR NOMINATION

Through his board, executive and financial experience, Mr. Small brings extensive public company, operating and executive experience to our Board of Directors, as well as strategic, financial, risk, technology and merger and acquisition experience. He also provides the perspective of a former chief executive officer of a public company.

DERRICK J. STEWART



Age: 45
Tenure:
- **Director Since:** 2015

Committees:
- Corporate Responsibility
- Enterprise Risk
- Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Stewart is the Executive Vice President and Chief Operating Officer of the YMCA Retirement Fund. From 2022 until 2023, he was the Senior Vice President, Education and Communication of the YMCA Retirement Fund. From 2019 until 2022, Mr. Stewart was the President and CEO of the YMCA of Greater Indianapolis. He also served as CEO of the YMCA of Southwestern Indiana from 2009 to 2019, and in various other capacities, including Chief Development Officer and Chief Operating Officer, from 2005 to 2009.

Mr. Stewart is a member of the board of directors of the YMCA Employee Benefits Management Committee. He is a past member of the YMCA of the USA board of directors, where he served on the Financial Development Committee and the International Committee. He is also the past chair of the YMCA of the USA Small and Midsize YMCA Cabinet and a past member of the Board of Trustees of the YMCA Retirement Fund. He is past President of the Board of the Evansville Regional Airport Authority and the Public Education Foundation of Evansville, past Vice President of the Evansville Christian School Board, and past member of the Regional Board of Trustees of Ivy Tech Community College as well as the Mitch Daniels Leadership Fellowship. Mr. Stewart worked as a commercial loan officer for Old National Bank from 2004 to 2005.

Mr. Stewart is a graduate of the Indiana University Kelley School of Business in 1999 with a degree in Business and Finance.

REASONS FOR NOMINATION

Mr. Stewart brings to the Board executive management and ESG experience as well as prior banking experience as a loan officer of Old National Bank. He also brings extensive experience in managing nonprofit entities in several of the Company's significant markets. Mr. Stewart is deeply committed to supporting and encouraging the development of a healthier and more vibrant community and providing opportunities for young people from all walks of life to achieve their potential.

STEPHEN C. VAN ARSDELL



Age: 72
Tenure:
- Old National: 2022
- First Midwest: 2017

Committees:
- Audit
- Executive
- Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Mr. Van Arsdell is a former senior partner of Deloitte & Touche LLP, where he served as Chairman and Chief Executive Officer from 2010 to 2012 and as Deputy Chief Executive Officer from 2009 to 2010. Previously, he served as Deloitte's partner-in-charge of its financial services practice in the Midwest and was a member of Deloitte's board from 2003 through 2009.

Mr. Van Arsdell is a member of the Audit Committee of Brown Brothers Harriman & Co. (since 2015). He also is a member of the board of directors and the Audit Committee of Mueller Water Products, Inc. (since 2019; NYSE). He is a past member of the Dean's advisory council for the Gies College of Business at the University of Illinois and Past Chair of the board of directors of the University of Illinois Alumni Association.

Mr. Van Arsdell currently serves as the chair of the board of trustees of the Morton Arboretum, having previously chaired its Finance Committee, and he previously chaired the board of trustees of the Conservation Foundation.

Mr. Van Arsdell earned a Bachelor of Science degree in Accounting and a Master of Accounting Science degree from the University of Illinois in 1972 and 1973, respectively. He is a certified public accountant.

REASONS FOR NOMINATION

Mr. Van Arsdell brings to our Board extensive finance, accounting, and risk management experience, together with strategic and executive leadership skills developed through his senior positions with a global accounting and advisory services organization.

KATHERINE E. WHITE



Age: 56
Tenure:
- **Director Since:** 2015

Committees:
- Audit
- Enterprise Risk
- Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Ms. White is a Brigadier General in the U.S. Army National Guard currently serving as Special Assistant to the Chief, National Guard Bureau, as Director: Office of Diversity, Equity, and Inclusion, Arlington, VA. She is also currently a Professor of Law at Wayne State University Law School in Detroit, Michigan, where she has taught full-time since 1996. Ms. White is a Regent with the University of Michigan Board of Regents, and she has served in that capacity since 1998.

From 1995 to 1996, Ms. White was a Judicial Law Clerk to the Honorable Randall R. Rader, Circuit Judge U.S. Court of Appeals for the Federal Circuit. From 2000 to 2002, she was appointed by the Secretary of Commerce to serve on the United States Patent and Trademark Office Patent Public Advisory Committee. She was also appointed by the Secretary of Agriculture to the U.S. Department of Agriculture's Plant Variety Protection Office Advisory Board, serving from 2004 to 2008, 2010 to 2012 and 2015 to 2020. From 2003 to 2014, she was a market board member at United Bank and Trust in Ann Arbor, Michigan.

Ms. White currently serves as a board member of Alta Equipment Group, Inc. (NYSE).

Ms. White received her B.S.E. Degree in Electrical Engineering and Computer Science from Princeton University, a J.D. Degree from the University of Washington, an LL.M. Degree from the George Washington University Law School and a Master's Degree in Strategic Studies from the U.S. Army War College. In addition, Ms. White is a Fulbright Senior Scholar, a White House Fellow (from 2001-2002) and a registered patent attorney.

REASONS FOR NOMINATION

Ms. White brings to the Board a long tenure in senior positions in the U.S. government and military serving advisory and operational roles, as well as her board experience as a member of several public company boards of directors and board committees and her ESG experience.

DIRECTOR COMPENSATION

The Nominating and Corporate Governance Committee annually reviews and recommends to our Board of Directors compensation for our non-employee directors. No fees are paid to directors who are also employees of the Company. As a starting point for its recommendation, the Nominating and Corporate Governance Committee uses peer group director compensation data prepared by WTW. The Committee seeks to establish Board compensation that will (i) attract and retain qualified individuals to serve as members of our Board of Directors, (ii) align director interests with shareholder interests and (iii) provide director compensation that is competitive with market practices and the Company's peer group.

Retainers

For 2022, we paid each non-employee director an annual retainer of $140,000 for serving as a director. Of this amount, we paid $60,000 in cash and $80,000 in common stock of the Company. We paid the cash compensation in four equal quarterly payments and the stock retainer was paid in a single stock grant. Our Lead Independent Director also was paid an additional annual cash retainer of $35,000.

In 2022, members of the Audit Committee received annual cash retainers of $10,000, and the Audit Committee Chairperson was paid an additional $20,000 chair fee in cash. Members of the Compensation Committee and the Enterprise Risk Committee received annual cash retainers of $8,500, and the Compensation Committee Chairperson and the Enterprise Risk Committee Chairperson were paid an additional $13,500 chair fee in cash. Members of the Nominating and Corporate Governance Committee and the Corporate Responsibility Committee received annual cash retainers of $7,500, and the Nominating and Corporate Governance Committee Chairperson and the Corporate Responsibility Committee Chairperson were paid an additional $12,500 chair fee in cash. Members of the Executive Committee received annual cash retainers of $7,500. James C. Ryan, III and Michael L. Scudder were the only directors in 2022 who were employees of the Company and, therefore, received no compensation for their directorships or committee participation.

Deferred Compensation Plan

We maintain a non-qualified deferred compensation plan for our non-employee directors. A director may defer 25%, 50%, 75% or 100% of his or her cash compensation pursuant to the plan. We credit a director's plan account with earnings based on the hypothetical earnings of an investment fund consisting of Company common stock, the return on a recognized market index selected by the Compensation Committee, or a combination of the two, as elected by the director.

All amounts paid under the plan are paid from our general assets and are subject to the claims of our creditors. In most circumstances, deferred amounts are not distributed to the director until after completion of his or her service. In general, the director may elect to receive his or her plan benefits in a lump sum or in annual installments over two to ten years.

2022 Director Compensation

The components of our director compensation in 2022 were as follows:

Director Compensation	2022
Annual Cash Retainer	$ 60,000
Annual Stock Grant	$ 80,000
Lead Independent Director Retainer	$ 35,000

Committee Compensation	Annual Cash Retainers	
	Member Fee	Chair Fee
Audit	$ 10,000	$ 20,000
Enterprise Risk	$ 8,500	$ 13,500
Compensation	$ 8,500	$ 13,500
Nominating and Corporate Governance	$ 7,500	$ 12,500
Corporate Responsibility	$ 7,500	$ 12,500
Executive	$ 7,500	$ NA*
Stock Ownership Guidelines	5x Annual Cash Retainer	

*The Executive Committee is presently chaired by Mr. Scudder, who serves as a director and Executive Chairman of the Company. Only non-employee directors are entitled to compensation as directors.

The following table provides information concerning the director compensation that we paid to our non-employee directors in 2022:

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings	Total
Barbara A. Boigegrain	$ 152,358	—	—	$ 152,358
Thomas L. Brown	$ 173,494	—	—	$ 173,494
Kathryn J. Hayley	$ 159,261	—	—	$ 159,261
Peter J. Henseler	$ 97,750	$ 59,983	—	$ 157,733
Daniel S. Hermann	$ 69,389	$ 104,990	—	$ 174,379
Ryan C. Kitchell	$ 161,486	—	$ 7,301	$ 168,787
Austin M. Ramirez	$ 90,528	$ 59,983	—	$ 150,511
Ellen A. Rudnick	$ 101,031	$ 59,983	—	$ 161,014
Thomas E. Salmon	$ 151,442	—	3,577	$ 155,019
Rebecca S. Skillman	$ 144,292	$ 59,983	$ —	$ 204,275
Michael J. Small	$ 153,708	—	—	$ 153,708
Derrick J. Stewart	$ 140,697	$ 29,992	$ 991	$ 171,680
Stephen C. Van Arsdell	$ 177,653	—	—	$ 177,653
Katherine E. White	$ 161,208	—	—	$ 161,208

(1) Includes amounts paid in annual cash retainers, committee member retainers, committee chair retainers and lead independent director retainers.

(2) Amounts represent the aggregate grant-date fair value of common stock, calculated in accordance with FASB ASC Topic 718.

(3) Directors who meet our stock ownership guidelines may elect to receive the amount of their annual stock grant in cash.

The following directors retired from the Board at the closing of the Merger on February 15, 2022. The table below includes amounts paid to each director for their partial year of service during 2022:

Name	Fees Earned or Paid in Cash (1)	Stock Awards	Change in Pension Value and Non-qualified Deferred Compensation Earnings	Total
Andrew E. Goebel	$ 18,375	—	—	$ 18,375
Jerome F. Henry, Jr.	$ 15,625	—	—	$ 15,625
Phelps L. Lambert	$ 20,625	—	—	$ 20,625
Randall T. Shepard	$ 18,375	—	—	$ 18,375
Linda E. White	$ 18,125	—	—	$ 18,125

(1) Includes amounts paid in annual cash retainers, committee member retainers and committee chair retainers.

INFORMATION REGARDING BENEFICIAL OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth information concerning the beneficial ownership of the shares of our common stock and our depositary shares (each representing a 1/40th interest in a share of either our Series A or Series C preferred stock) as of March 10, 2023 by each director and Named Executive Officer and all directors and executive officers as a group. Except as described below, each person has sole voting and investment power for all shares shown. Unless otherwise indicated, the address of each beneficial owner is c/o Old National Bancorp, One Main Street, Evansville, Indiana 47708.

For common stock, we calculated the percent of outstanding shares held based on 292,605,531 shares of common stock outstanding on March 10, 2023. We include shares of restricted stock subject to future vesting conditions for which an individual has voting but not dispositive power. We also include shares underlying performance share units and service-based restricted stock that could vest or be earned within 60 days of March 10, 2023, even though an individual has neither voting nor dispositive power. Those shares are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For our depositary shares (each representing a 1/40th interest in a share of either our Series A or Series C preferred stock), we calculated the percent of class based on 4,900,000 depositary shares outstanding as of March 10, 2023.

Name of Person	Number of Depositary Shares	Percent of Class	Number of Common Shares/Units (1)(2)(3)(4)	Percent of Class
Barbara A. Boigegrain	—	*	55,715	*
Thomas L. Brown	—	*	24,450	*
Brendon B. Falconer	—	*	108,050	*
Kathryn J. Hayley	12,000	*	26,072	*
Peter J. Henseler	4,000	*	42,053	*
Daniel S. Hermann	—	*	34,324	*
Ryan C. Kitchell	—	*	38,643	*
Austin M. Ramirez	—	*	14,996	*
Ellen A. Rudnick	3,000	*	51,385	*
James C. Ryan, III	—	*	553,377	*
Thomas E. Salmon	—	*	25,696	*
Mark G. Sander	3,000	*	327,101	*
James A. Sandgren	—	*	286,904	*
Michael L. Scudder	4,000	*	416,222	*
Rebecca S. Skillman	—	*	32,834	*
Michael J. Small	—	*	36,105	*
Derrick J. Stewart	—	*	24,656	*
Stephen C. Van Arsdell	2,000	*	33,332	*
Kendra L. Vanzo	—	*	123,389	*
Katherine E. White	—	*	19,870	*
Directors and Executive Officers as a Group (26 persons)	29,000	0.59 %	2,637,018	0.89 %

* Less than 1%

(1) All shares held under our deferred compensation plans are included in the totals for our directors and officers.

(2) Includes the following shares of common stock held through the Company's 401(k) Plan: Mr. Ryan, 1,601 shares; Mr. Sander, 469 shares; Mr. Sandgren, 6,518 shares and Ms. Vanzo, 6,060 shares.

(3) Includes the following shares of restricted stock subject to future vesting conditions for which the individual has voting but not dispositive power: Mr. Falconer, 33,369 shares; Mr. Ryan, 118,056 shares; Mr. Sander, 44,672 shares; Mr. Sandgren, 34,607 shares; Mr. Scudder, 115,739 shares and Ms. Vanzo, 17,852 shares.

(4) Excludes the following shares underlying performance share units and service-based restricted stock that would not vest within 60 days of March 10, 2023 under the terms of the applicable award agreements and therefore are not included in the table: Mr. Falconer, 54,080 shares; Mr. Ryan, 269,075 shares; Mr. Sander, 98,450 shares; Mr. Sandgren, 64,893 shares; Mr. Scudder, 238,430 shares and Ms. Vanzo, 32,331 shares.

The following table and accompanying footnotes set forth information concerning the beneficial ownership of the shares of common stock of the Company by each person or entity known by us to own beneficially more than 5% of our shares of Common Stock as of December 31, 2022.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock
BlackRock, Inc. 55 E. 52nd Street New York, NY 10055	35,731,217 (1)	12.20 %
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	31,447,164 (2)	10.74 %
Fuller & Thaler Asset Management, Inc. 411 Borel Avenue, Suite 300 San Mateo, CA 64402	19,684,936 (3)	6.72 %
Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746	14,867,276 (4)	5.10 %

(1) Ownership based on the Schedule 13G/A filed by BlackRock, Inc. on January 23, 2023, reporting 35,731,217 shares beneficially owned with sole voting power over 34,958,283 shares and sole dispositive power over 35,731,217 shares.

(2) Ownership based on the Schedule 13G/A filed by The Vanguard Group on February 9, 2023, reporting 31,447,164 shares beneficially owned with shared voting power over 259,855 shares, sole dispositive power over 30,899,992 shares and shared dispositive power over 547,172 shares.

(3) Ownership based on the Schedule 13G/A filed by Fuller & Thaler Asset Management, Inc. on February 14, 2023, reporting 19,684,936 shares beneficially owned with sole voting power over 19,311,409 shares and sole dispositive power over 19,684,936 shares.

(4) Ownership based on the Schedule 13G/A filed by Dimensional Fund Advisors, LP on February 10, 2023, reporting 14,867,276 shares beneficially owned with sole voting power over 14,655,616 shares and sole dispositive power over 14,867,276 shares.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our executive compensation philosophy and program as established by our Compensation Committee. Below is a roadmap to our Compensation Discussion and Analysis.

1 EXECUTIVE SUMMARY

This Compensation Discussion and Analysis provides information and perspective regarding our 2022 executive compensation program and decisions for our executive officers generally and, more specifically, for our CEO and other named executive officers.

The following individuals served as our named executive officers ("NEOs") for the fiscal year ended December 31, 2022:



James C. Ryan, III
Chief Executive Officer



Michael L. Scudder
Executive Chairman



Mark G. Sander
President and COO



James A. Sandgren
CEO, Commercial Banking



Brendon B. Falconer
Chief Financial Officer



Kendra L. Vanzo
Chief Administrative Officer

Our Approach to Executive Compensation

We seek to align the interests of our NEOs with the interests of our shareholders. As such, our compensation programs are designed to reward our NEOs for the achievement of short- and long-term strategic and operational goals and the achievement of increased total shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. Our NEOs' total compensation is comprised of a mix of base salary, annual cash incentive awards and long-term equity awards. These compensation components, combined with our stock ownership guidelines and bonus recoupment policy, extend the time horizon for incentive compensation beyond the vesting and/or performance periods and provide balance between rewarding short-term and long-term performance.

2022 Performance Highlights

The Company delivered exceptionally strong operating results in 2022, reflected by the following highlights:

- Adjusted EPS* of $1.96, representing 13% year-over-year growth (top quartile of our peer group and a record for the Company)
- Net interest margin expansion of 0.58% (top quartile of our peer group)
- Adjusted ROATCE* of 21.1% (top quartile of our peer group)
- Adjusted efficiency ratio* of 51.6% (top quartile of our peer group)
- Strong year-over-year total loan growth of 12% with commercial loan production of $8.9 billion (record performance for the Company)

- Continued strong credit quality, with net charge-offs to average loans of 0.06%
- Maintained our high quality, low cost and granular deposit base with an average cost of deposits of 15 bps in 2022 and an average deposit size of approximately $30,000
- Continued addition of important revenue producing talent across business lines, including an expansion of our commercial banking presence in Kansas City, MO and Detroit, MI and an expansion of our wealth management group in Scottsdale, AZ, Minneapolis, MN and Nashville, TN

**Includes adjusted, non-GAAP financial measures that exclude certain items, such as current expected credit loss ("CECL") Day 1 non-PCD provision expense, merger related charges associated with completed acquisitions, gain on sale of health savings account business, property optimization charges and net securities losses. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS $1.50; ROATCE: 16.3%; Efficiency Ratio: 58.0%. Reference is made to the non-GAAP reconciliation included in the Company's annual report on Form 10-K for the year ended December 31, 2022.*

Completion of Transformational Merger

In 2022, we completed our transformational Merger with First Midwest to create a financial institution that is the sixth largest headquartered in the Midwest and among the top 35 largest in the U.S. We now have approximately $47 billion of total assets, $28 billion of assets under management and a presence in six of the largest metropolitan areas in the Midwest.

We consider our combination with First Midwest to be compelling for our clients, team members, shareholders and the communities we serve. The Merger has enabled us to deliver exceptionally strong results in 2022, achieve our targeted strategic benefits, cost savings and synergies and position us to deliver sustained financial performance in the future.

These benefits included:

- Significant EPS accretion in 2022 and beyond
- Top quartile EPS and ROATCE
- Continued organic commercial loan growth
- Sustained strong credit quality
- Achievement of Merger-related cost savings and synergies of $109 million, consistent with our estimate at the time of the Merger announcement
- An engaged, diverse, collaborative and inclusive workforce that enables us to continue to grow and produce strong results
- Successful completion of key Merger-related initiatives, including an integrated organization structure and systems conversion
- Scale and profitability to accelerate digital and technology capabilities to drive future investments in consumer and commercial banking, as well as wealth management services
- Expanded commitment to underserved markets in our footprint with an $8.3 billion community growth plan

- Retention of key executives and revenue producing talent in a highly competitive labor market
- Retention of clients in a very competitive banking market

Pay For Performance Alignment

Our exceptional 2022 operating performance has positioned the Company to deliver strong financial results. These achievements are reflected in variable compensation outcomes for the year, demonstrating our ongoing commitment to pay for performance.

- We delivered strong results relative to all three financial metrics under our STIP (EPS, ROATCE and Merger-related cost savings). This resulted in short-term incentives being earned at the maximum performance level (200% of target).

  Goals for each metric were established in early 2022 and were based on performance of the Company on a combined basis with First Midwest rather than Old National as a standalone company on a pre-Merger basis. Our ability to achieve maximum performance in 2022 was a reflection of our robust broad-based total loan growth, net interest margin expansion, a stable and granular low-cost deposit base, disciplined expense management and strong credit quality. See *Annual Incentive Compensation* beginning on page 56.

- In 2022, we granted performance share units to our NEOs with a three-year performance period ending on December 31, 2024. These awards may be earned based on the Company's TSR and ROATCE relative to the performance of the banks in the KRX Index. We also granted service-based restricted stock awards to our NEOs with a three-year vesting period ending in March 2025. See *Long-Term Equity Compensation* beginning on page 58.

- In 2022, the Company's TSR outperformed the KRX Index and the Company's peer group, as reflected in the chart below.



2022 TSR: Old National vs Comparator Groups
2022 Total Shareholder Return (TSR)
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
-14%
Old National Bancorp
KRX Index
Peer Group Median

- In 2022, we granted one-time, performance-based integration awards to our NEOs and selected other executives. These integration awards were intended to encourage the attainment of Merger-related cost savings estimated at the time of the Merger announcement, as well as to foster collaboration and retention of our newly integrated executive leadership team in furtherance of Company performance. Due to the strong teamwork and focus demonstrated by our team members, we fully achieved our two-year Merger-related cost savings target in one year, such that the integration awards granted in 2022 were fully earned. See *One-Time, Performance-Based Integration Awards* on page 62.

Shareholder Say-On-Pay-Vote in 2022

Our shareholders have the opportunity at each Annual Meeting to provide an advisory vote on the compensation paid to our NEOs, more commonly referred to as a “say-on-pay” vote. At our 2022 Annual Meeting, approximately 98% of the votes cast by our shareholders were voted in favor of the compensation paid to our NEOs. This result affirmed that a significant majority of our shareholders support our approach to executive compensation, including the one-time, performance-based integration awards granted in 2022 to our executive leadership team as well as the cash retention awards granted to certain NEOs (which were discussed in our proxy statement relating to last year’s Annual Meeting and are further discussed below). Input from our shareholders continues to inform the Compensation Committee’s discussions throughout the year.



OUR EXECUTIVE COMPENSATION PHILOSOPHY

Through our compensation program for executive officers, we strive to attract and retain outstanding leaders in a highly competitive environment, to provide financial incentives to achieve performance goals established by our Compensation Committee, to align our officers' interests with those of our shareholders and to foster teamwork among our executives.

The Compensation Committee believes that the primary components of each executive officer's compensation should be a competitive base salary and incentive compensation that rewards the achievement of both annual and long-term performance goals. In addition, the Compensation Committee believes stock ownership is one of the most important aspects of executive compensation. Thus, equity-based awards represent a significant element of each executive officer's target compensation.

The Compensation Committee continues to base our programs on a belief that strong operating performance will be reflected in earnings growth and long-term stock price appreciation. It is with this philosophy in mind that the Compensation Committee established performance metrics and goals for 2022. In addition, amounts realized or realizable under previously granted equity-based awards did not influence the Compensation Committee's decisions.

Compensation Best Practices

Our compensation programs are grounded in the Company's compensation governance framework and overall pay-for-performance philosophy, as demonstrated by the following practices:

COMPANY'S COMPENSATION PROGRAM – BEST PRACTICES IMPLEMENTED

✓ **Long-Term Performance Based Compensation** We award a significant portion of our incentive compensation in the form of long-term performance share units, which are earned upon the achievement of specific goals for a three-year performance period. In this way, we strongly align our NEOs' incentives with the long-term interests of our shareholders.	✓ **Compensation Risk Assessment** Our Compensation Committee oversees the ongoing evaluation of the relationship between our compensation programs and risk management. The Committee annually reviews with our Chief Risk Officer the risks associated with executive compensation.
✓ **No Changes to Performance Goals Once Established** Our Compensation Committee does not alter the performance goals for our incentive compensation programs once the goals have been established.	✓ **Stock Ownership Guidelines** Our NEOs are required to own from three to five times their base salary in stock depending upon their position with the Company and/or their salary level.
✓ **A Well-Informed Compensation Committee** Our Compensation Committee is knowledgeable about the compensation that is available to our NEOs. The Committee is highly engaged and receives regular updates on market practices, regulatory and legal developments and emerging governance issues from their independent compensation consultant.	✓ **Internal Pay Equity** We consider a person's responsibilities, skill set, track record of performance, leadership capabilities and other factors in relation to other similarly situated executives when making compensation determinations.
✓ **No Gross-Ups** Our employment agreements do not provide for any tax gross-ups on severance benefits, perquisites or other compensation programs.	✓ **Independent Compensation Consultant** The Compensation Committee engages an independent consultant when determining executive compensation.

✓ **Annual Shareholder Advisory Vote** Each year, shareholders provide an advisory "say-on-pay" vote. Our Compensation Committee considers the results of this vote when making compensation decisions for our executives.	✓ **Three-Year Vesting Periods for Equity Awards** Our equity awards have a period of not less than three years for full vesting to occur, subject to certain limited exceptions.
✓ **Double Trigger Upon a Change in Control** We require both a change in control and a qualifying employment termination for severance to be paid and for accelerated vesting of equity awards.	✓ **Protective Covenants** Our NEOs are required to comply with confidentiality and non-solicitation covenants and, for certain officers, non-competition agreements as a condition to receiving equity awards.
✓ **No Liberal Share Recycling** Our incentive compensation plan under which equity awards are granted to our executives does not permit liberal recycling of shares.	✓ **Performance Share Units Based on Relative Performance** Our performance share unit awards are based on the performance relative to other banks in the KRX Index. This reinforces a strong relationship between our relative performance and the relative competitiveness of our executives' compensation.
✓ **Clawback Policy** We have a recoupment policy that provides our Board of Directors with authority to recover a bonus or other incentive payout paid to any executive officer in the event there is a material restatement of the Company's financial results.	✓ **Responsible Employee Ownership** We prohibit employees, including our NEOs, from engaging in any short-term, speculative transactions with respect to Company securities, including purchasing securities on margin, engaging in short sales, buying or selling put or call options and trading in options. We also prohibit our NEOs and other executive officers from participating in hedging or pledging transactions.

Compensation Governance

The Compensation Committee of the Board is currently composed of six non-employee directors, each of whom is independent from management and the Company (as independence is defined under SEC and Nasdaq requirements and the Company's Corporate Governance Guidelines). No Compensation Committee member is eligible to participate in any management compensation program.

Role of Compensation Consultant in Compensation Decisions

The Compensation Committee has the authority to engage independent compensation consultants to advise it on all aspects of the compensation programs for our executive officers. For 2022, the Compensation Committee retained WTW as its compensation consultant to provide comparative data, analysis and advice regarding executive compensation. The Committee also retained Compensation and Benefits Advisory Services as an independent consultant to provide comparative data, analysis and advice regarding the one-time, performance-based integration awards and other compensation relating to the Merger with First Midwest. *See One-Time, Performance-Based Integration Awards* on page 62.

In providing input to the Compensation Committee, WTW uses data from publicly filed documents as well as data from its proprietary market surveys. The market surveys include a broader range of companies and do not provide individual company-specific information. The Compensation Committee uses this peer and survey data as a general reference and is among several factors considered in making compensation decisions for our CEO and other NEOs in 2022. Certain decisions regarding 2022 compensation for our Executive Chairman (who is also an NEO) were made in connection with the Merger, as contained in his letter agreement and discussed in the proxy statement relating to our special meeting of shareholders at which the Merger was approved by shareholders in September 2021.

To the extent that WTW's services involve director compensation, those services are overseen by the Nominating and Corporate Governance Committee, which is responsible for reviewing and making recommendations to the Board of Directors regarding director compensation.

Role of Executive Officers in Compensation Decisions

Our Compensation Committee approves and recommends to our Board for approval, the compensation of our CEO and each of our executive officers who reports to the CEO. Our CEO annually reviews with the Compensation Committee the performance of each of our executive officers who report to him and the annual incentive compensation earned by each of these executive officers for the year just completed, and makes recommendations to the Compensation Committee for compensation of these officers for the coming year (including base salary, annual incentive compensation and long-term equity awards). The Compensation Committee considers the recommendations of the CEO, as well as peer data provided by WTW, in determining and recommending to the Board for approval, the base salary, annual incentive compensation and long-term equity awards for each of the executive officers who report to the CEO.

CEO Performance Review and Pay Decisions

Our CEO's annual performance review is overseen by our Nominating and Corporate Governance Committee and led by our Lead Independent Director, with input provided by the entire Board of Directors. Our Compensation Committee reviews the CEO's performance and incentive compensation earned for the year just completed. The Committee also compares our CEO's compensation to peer data, reviews this compensation with WTW and makes a recommendation to the Board with respect to the CEO's compensation for the current year. The CEO is not involved in the final determination regarding his own compensation and all decisions with respect to the CEO's compensation are made in executive sessions of the Compensation Committee and the Board, without the CEO present.

Scope of Compensation Committee Responsibilities

Our Compensation Committee is responsible for annually reviewing, approving and recommending to the Board of Directors for the Board's approval, all elements of the compensation of our CEO and other executive officers who report directly to the CEO. The Compensation Committee's decisions with respect to determining the components or amounts of executive compensation under the Company's programs are made with input and guidance from WTW.

The Compensation Committee also is responsible for reviewing the Company's employee benefit programs, including reviewing the competitiveness of those programs, and for advising our Board regarding the talent development and succession management of key executives of the Company other than the CEO (the Nominating and Corporate Governance Committee oversees succession planning for our CEO).

Compensation Committee Procedures

The Compensation Committee considers information provided by WTW, including peer group and industry data and best practices, as a baseline for determining the structure of compensation programs, targeted total compensation opportunities, the components of compensation and the relative weighting of each and the performance metrics and goals used in our incentive programs. Market surveys are used to assist in setting compensation for the CEO and other executive officers.

The Committee seeks to establish total compensation opportunities for each role at approximately the median of the Company's peer group. The ability to earn median pay depends on performance achieving target levels or greater. The Compensation Committee also seeks to allocate compensation opportunities across base salary, annual incentives and long-term incentives in proportions that reflect peer group practices.

On an annual basis, the Compensation Committee reviews its relationship with WTW. In 2022, consistent with prior years, the Committee concluded that WTW was independent and free of any conflicts of interest with respect to the advice it provided to the Compensation Committee and, with respect to director compensation, the Nominating and Corporate Governance Committee.

2022 Peer Group

Each year, the Compensation Committee selects a peer group of publicly traded financial services companies to be used in determining the structure and amount of compensation opportunities, as well as for comparing the Company's performance relative to the marketplace. The peer group includes a broad representation of bank holding companies with asset sizes that are comparable to the Company's and that have relatively similar business models. The Compensation Committee determines the peer group based on input from WTW (the Committee's independent compensation consultant) and management of the Company. The Compensation Committee then considers peer group data, among other factors, when making its compensation decisions.

The composition of the peer group is reviewed annually and may be updated from year to year to take into account mergers, acquisitions and other changes that make a company appropriate for inclusion. The Compensation Committee has discretion to remove companies from the peer group if the companies' asset sizes, business models or other factors are deemed to be outside a range of relevance to the Company and the other institutions in the group. The Committee may also add or replace companies when appropriate.

Our 2022 peer group consisted of the following companies, with asset sizes ranging from $32 billion to $90 billion and a median asset size of $51 billion:

- Associated Banc-Corp
- BOK Financial Corporation
- Cadence Bank
- Comerica Incorporated
- First Horizon Corporation
- F.N.B. Corporation
- Hancock Whitney Corporation
- Synovus Financial Corp.
- UMB Financial Corporation
- Umpqua Holdings Corporation
- Valley National Bancorp
- Webster Financial Corporation
- Western Alliance Bancorporation
- Wintrust Financial Corporation
- Zions Bancorporation

Proxy Statement



2022 COMPENSATION PROGRAM

In making its recommendations regarding executive officer compensation for 2022, WTW reviewed the compensation practices and performance of the companies in our peer group and discussed our performance and strategic objectives with the Compensation Committee, our CEO, our Chief Financial Officer and our Chief People Officer. In the first quarter of 2022, the Compensation Committee reviewed our executive compensation structure, its competitiveness relative to our peer group and the alignment of our executive pay with the Company's projected performance, taking into account the completion of the Merger with First Midwest.

In establishing 2022 compensation opportunities, the Compensation Committee determined that executive officers' compensation opportunities should be adjusted to reflect the Company having almost doubled in size from $24 billion to $47 billion in total assets as a result of the Merger, as well as the increased scope of responsibilities associated with leading a significantly larger company. The Committee considered the following factors, among others, when setting 2022 compensation for our CEO and the other NEOs:

- The compensation levels of comparable executive officers in our peer group;
- Providing a mix of base salary and annual and long-term incentives as well as equity to align our executive officers' compensation with the market and to reflect each officer's position in a significantly larger company;
- Appropriately considering the historical structure of the executive compensation programs at both Old National and First Midwest;
- Our executive officers' past performance at legacy Old National or legacy First Midwest; and
- Our targeted financial and strategic performance objectives for 2022.

Components of Our Executive Compensation Program

The three principal components of our executive compensation program, which is intended to enable the Company to attract and retain the best leadership talent available, to motivate performance against a range of key objectives and to align our executives' interests with those of our shareholders, include:

- Base salary;
- Annual cash incentive compensation; and
- Long-term equity compensation, delivered via both performance- and service-based equity awards.

At-risk compensation represented approximately 79% of our CEO's target total direct compensation in 2022 and approximately 65% of our other NEOs' target total direct compensation in 2022, as shown in the following charts:


CEO
21%
Base Salary
79%
At-Risk Compensation
53%
Long-term Incentive
26%
Annual Incentive
ALL OTHER NEOs (Average)
37%
Long-term Incentive
35%
Base Salary
65%
At-Risk Compensation
28%
Annual Incentive

For purposes of these charts, we have excluded the one-time, performance-based integration awards because these awards are not a component of our customary annual equity compensation program. These integration awards are discussed in the section below entitled One-Time, Performance-Based Integration Awards beginning on page 62.

In general, we strive to set the proportions of each component in a way that aligns with similar roles at companies in our peer group (assuming the achievement of target performance levels). For 2022, Mr. Ryan's total direct compensation (at target) was $5.3 million. Median total direct compensation (at target) for the CEOs in our peer group was also $5.3 million at the time Mr. Ryan's 2022 compensation was set.

The only elements of our executive officers' compensation that we pay in cash are base salary and annual incentive compensation. In structuring our long-term incentive opportunities for our CEO and the other NEOs in 2022, we emphasized the use of performance-based equity awards with at least 50% of the grant date value of long-term incentives delivered in performance share units.

Detailed in the following table are the three core elements of our executive compensation program:

	COMPONENT	KEY FEATURES
FIXED	**Base Salary** Fixed compensation for performing the responsibilities associated with an executive's position	• Set with reference to scope of role, individual skills and experience and demonstrated performance • Informed by market data for similar positions at peer group companies, generally targeted at median • Reviewed annually with changes effective in March of each year
AT-RISK COMPENSATION	**Annual Incentive Compensation** Rewards short-term financial and operational performance	• Variable, at-risk cash incentive compensation • Target value aligned to market data for similar positions at peer group companies • No award for performance below threshold; 50% of target value is paid for threshold performance; maximum award is capped at 200% of target • Target opportunities expressed as a percentage of base salary: (see table below) • Metrics and weightings for 2022 awards: EPS (70%), ROATCE (15%), Merger-Related Cost Savings (15%)
AT-RISK COMPENSATION	**Long-Term Equity Compensation** Aligns executive interests with those of our shareholders over the long-term, motivates sustained shareholder returns as well as retention of critical talent	• Awarded as a combination of performance share units and service-based restricted stock awards • Used peer group data and legacy Old National and First Midwest practices when considering mix of performance and service-based awards: (see table below) • Target value and mix of components are based on market data for similar positions at peer group companies • For performance share units, no shares are earned for performance below threshold; 50% of shares are paid for threshold performance; maximum award is capped at 200% of target • Target opportunities expressed as a percentage of base salary: (see table below) • Performance share units are based on three-year TSR (50%) and ROATCE (50%), with both metrics measured relative to the performance of banks in the KRX Index • Service-based restricted stock vests in three equal installments over three years

Annual Incentive Compensation target opportunities:

2022 NEOs	2022 Target
CEO	125%
Executive Chairman*	112.5%
President and COO	85%
CEO, Commercial Banking	85%
CFO	80%
Chief Administrative Officer	65%

Long-Term Equity Compensation mix:

	2022 Equity Mix	
2022 NEOs	Performance-Based	Service-Based
CEO	60%	40%
All Other NEOs	50%	50%

Long-Term Equity Compensation target opportunities:

2022 NEOs	2022 Target
CEO	260%
Executive Chairman*	234%
President and COO	130%
CEO Commercial Banking	110%
CFO	110%
Chief Administrative Officer	80%

**The Executive Chairman's 2022 short- and long- term target opportunities were set at 90% of the CEO's target opportunities in accordance with the Executive Chairman's letter agreement.*

The following metrics for our incentive compensation programs were selected given their alignment to short- and long-term value creation and our areas of strategic focus. We also selected these metrics because they are the foundation of what we believe is a responsible incentive program that rewards performance without encouraging excessive risks. In addition, these metrics are commonly used by shareholders and the investment community to evaluate a financial institution's performance. The determination of whether the performance goal for each metric is achieved is based on the audited financial results of the Company.

ONE-YEAR PERFORMANCE MEASURES FOR ANNUAL INCENTIVE COMPENSATION	WHY IT MATTERS
EPS (70% weighting)	Reflects the overall profitability of the Company for a given year; encourages management to continue to focus on near-term operating performance.
ROATCE (15% weighting)	Aligns with short-term profitability and efficient use of capital; ROATCE correlates to higher valuations for common stock of publicly traded bank holding companies.
Merger-Related Cost Savings (15% weighting)	Provided focus in 2022 on expense management and attainment of Merger-related cost savings and synergies projected at the time of announcement of the Merger with First Midwest. As noted under *One-Time, Performance-Based Integration Awards* on page 62, Merger-related cost savings was used as the sole metric for the one-time performance-based integration awards. The Compensation Committee felt it was important to motivate all STIP participants (approximately 1,200 in total) in addition to the executive leadership team to work together towards the achievement of our targeted Merger-related cost savings and synergies. The 15% weighting of this metric within the STIP for 2022 created a meaningful level of focus across the enterprise, without over-weighting the metric for senior executives whose integration awards were based 100% on the achievement of targeted Merger-related cost savings. We are not using Merger-related cost savings as a metric for our 2023 STIP and, unless appropriate in connection with a future significant transaction, we do not intend to use this metric on a recurring basis. Using this metric was important in 2022 to sharpen focus and foster broad-based teamwork following the transformative Merger to attain the desired transaction synergies. In future years, we will use other key performance metrics that drive shareholder value.

THREE-YEAR PERFORMANCE MEASURES FOR LONG-TERM EQUITY COMPENSATION	WHY IT MATTERS
Relative TSR (50% weighting)	Reflects long-term shareholder value creation; measurement over a three-year period on a relative basis compared to the banks in the KRX Index assesses our success of multi-year share performance and dividend payments against a broad market of comparable institutions.
Relative ROATCE (50% weighting)	Aligns with long-term shareholder value creation; correlates to higher valuations for common stock of publicly traded bank holding companies; measurement over a three-year period on a relative basis compared to the performance of the banks in the KRX Index assesses our success of multi-year operational performance against the banks in a broad market of comparable institutions.

CEO Pay

The following chart shows the Company's CEO pay from 2019 through 2023. For 2022 and 2023, annual total pay reflects the expanded scope of the CEO's responsibilities due to the Company approximately doubling in size as a result of the Merger with First Midwest. CEO compensation for 2022 reflects annual total compensation paid and the one-time, performance-based integration award issued in connection with the Merger with First Midwest. The estimated annual total direct CEO compensation (at target) for 2022 is also shown for our peer group.


CEO compensation ($000s)
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2019
2020
2021
2022
2022 Peer Median (est.)
2023 (Target)
Annual total pay *
One-time integration award

** Data from 2019 through 2022 represents annual total CEO compensation pursuant to the Summary Compensation Table. Peer data reflects estimated 2022 annual total direct CEO compensation (at target) as provided by WTW, and the data for the Company for 2023 reflects annual total direct CEO compensation (at target).*

Base Salary

Base salary is the only component of compensation that is not subject to the achievement of performance or vesting criteria. Base salary is designed to provide a fixed level of cash compensation for effectively performing the responsibilities associated with an executive's position. We establish base salary ranges for each position based on the ranges for similar positions at peer group companies and other data provided by WTW. In general, we target base salaries at approximately the median of our peer group. We review base salaries annually and adjust them in March of each year taking into account such factors as peer data, changes in duties and responsibilities, individual skills and experience and demonstrated individual performance.

In determining Mr. Ryan's 2022 base salary, the Compensation Committee considered, among other factors, Mr. Ryan's leadership skills and financial acumen within the Company, the oversight role Mr. Ryan held in negotiating and completing the Merger with First Midwest, the role he would hold in leading the execution of, and the critical integration and systems conversion activities for, the transformative Merger, the increase in the Company's size and the increase in the scope of his responsibilities relative to 2021 and the base salaries of CEOs at companies in our peer group.

Mr. Scudder's base salary for 2022 was set at 90% of Mr. Ryan's base salary, in accordance with the terms of Mr. Scudder's letter agreement, as contemplated by the Merger with First Midwest.

In determining the respective 2022 base salaries of Messrs. Sander, Sandgren, Falconer and Ms. Vanzo, which were based on recommendations made by Mr. Ryan, the Compensation Committee considered, among other factors, their leadership skills, the key roles that each would hold in the execution of the Merger with First Midwest and related integration and conversion activities, the increase in the Company's size relative to 2021 and the adjustments to the scope of responsibilities for each executive and the base salaries of executives with comparable responsibilities at companies in our peer group.

The 2022 base salaries as determined by the Compensation Committee were as follows:

Named Executive Officer	2022 Base Salary*
James C. Ryan, III Chief Executive Officer	$ 1,100,000
Michael L. Scudder Executive Chairman	$ 990,000
Mark G. Sander President and Chief Operating Officer	$ 715,000
James A. Sandgren CEO, Commercial Banking	$ 600,000
Brendon B. Falconer Senior EVP and Chief Financial Officer	$ 550,000
Kendra L. Vanzo Senior EVP and Chief Administrative Officer	$ 425,000

* 2022 base salaries became effective in April 2022

Annual Incentive Compensation

The Compensation Committee selected the annual cash incentive compensation metrics, performance goals and weightings based on the following strategic objectives:

- Link pay with corporate performance;
- Emphasize the overall profitability of the Company;
- Motivate continued profitable loan growth, with a sustained emphasis on credit quality;
- Continue to grow deposits and maintain a strong core and low cost deposit base; and
- Manage expenses effectively and achieve targeted Merger synergies, particularly entering the first year of the combination with First Midwest.

Our practice is to make annual cash incentive awards based on the Company's achievement of pre-established objective performance goals. In this regard, the Compensation Committee endeavors to establish rigorous goals consistent with our annual budget and operating plan that require strong performance to achieve target payout levels. Metrics may include financial, operational, strategic or other critical indicators of Company performance. In establishing goals for 2022, the Compensation Committee contemplated the targeted financial performance of the Company following the combination with First Midwest and agreed to exclude certain one-time Merger-related charges, as is common following these types of transactions.

The amount of cash incentive payments under our STIP is based entirely on the achievement of the performance goals established by the Compensation Committee at the beginning of the year. Payout levels are determined by the Compensation Committee after evaluating actual performance through the end of the year and reviewing potential STIP awards with WTW.

The 2022 STIP provided an opportunity for participants, including our NEOs, to earn between 0% and 200% of their target award levels, commensurate with corporate performance. No cash incentive payments are made for performance below the threshold performance level. At threshold performance, a participant earns 50% of his or her target award. If target performance is achieved for each metric, a participant earns 100% of the target award level.

The 2022 performance metrics and their relative weightings are shown below:

2022 STIP PERFORMANCE METRICS


15%
MERGER-RELATED COST SAVINGS
15%
ROATCE
70%
EPS

For 2022, the Compensation Committee determined to weight the EPS metric at 70% (as compared to 60% for 2021) in an effort to focus management's efforts even further on achieving the projected earnings accretion from the Merger. The Compensation Committee determined to weight the ROATCE metric for 2022 at 15% (as compared to 20% for 2021) in order to maintain a meaningful focus on corporate earnings and the efficient use of capital. Finally, the Committee determined to weight the achievement of Merger-related cost savings at 15% (as compared to 20% for efficiency ratio in 2021) in order to place strong emphasis on the achievement of the cost savings and synergies targeted at the time the Merger was announced.

In 2022, the Company delivered exceptionally strong financial performance relative to each of the STIP metrics. As a result, annual cash incentives were earned at the maximum performance level of 200% of target. As discussed previously, this performance was earned based on the following achievements:

- Adjusted EPS* of $1.96, representing 13% year-over-year growth and reflecting top quartile performance within our peer group and a record level of profitability for the Company;
- Adjusted ROATCE* of 21.1%, also reflecting top quartile performance within our peer group and a record for the Company; and
- Achievement of 100% of the Company's full two-year targeted $109 million in Merger-related cost savings within the first year following the closing of the Merger with First Midwest. In doing so, the Company achieved an adjusted efficiency ratio of 51.6%, which demonstrates highly effective expense discipline and reflects top quartile performance within our peer group.

Includes adjusted, non-GAAP financial measures that exclude certain items, such as current expected credit loss ("CECL") Day 1 non-PCD provision expense, merger related charges associated with completed acquisitions, gain on sale of health savings account business, property optimization charges and net securities losses. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS $1.50; ROATCE 16.3%. Reference is made to the non-GAAP reconciliation included in the Company's annual report on Form 10-K for the year ended December 31, 2022.

Performance relative to threshold, target and maximum performance goals for each metric is shown in the table below.

	Threshold	Target	Maximum	2022 Actual Performance
Earnings Per Share (70% weighting)	$1.45	$1.54	$1.63	$1.96
Return on Average Tangible Common Equity (15% weighting)	14.9%	15.7%	16.5%	21.1%
Merger-Related Cost Savings (15% weighting) (in millions) (annualized)	$81.8	$92.7	$109.0	$109.5

The EPS goal for our 2022 STIP was established based on our 2022 corporate budget. Target performance level was $1.54 for our 2022 STIP as compared to actual EPS of $1.67 for 2021 (pre-Merger). The variance between the Company's actual EPS in 2021 and the 2022 STIP target was impacted by $0.25 relating to nonrecurring fee income in 2021 from the Company's participation in the Paycheck Protection Program (PPP) and releases from the Company's allowance for credit losses in 2021 following the build-up of its loan loss reserve in 2020 during the height of the COVID-19 pandemic.

The ROATCE goal for our 2022 STIP was established based on our 2022 corporate budget. Target performance was 15.7% as compared to actual ROATCE of 15.51% for 2021. As explained above, the Company's nonrecurring PPP fee income and releases from its allowance for credit losses resulted in actual ROATCE being elevated for 2021.

The Merger-related cost savings goal was determined based on the estimated cost savings and synergies of 11% of the combined Company's noninterest expense on a run-rate basis. This reflects the amount necessary to achieve the modeled EPS accretion for the Company within a two-year period following completion of the Merger. The amount of cost savings and synergies was determined based on the fact that the Merger of Old National and First Midwest involved a merger of equals transaction with very limited market overlap. The achievement of these cost savings within one year was the result of intensive focus and effective execution by members of our executive leadership team as well as team members across our entire organization.

Reasons for Achieving Maximum Performance	
EPS and ROATCE	**Merger-Related Cost Savings**
• Top quartile performance vs peers – EPS, ROATCE and efficiency ratio • Industry-leading net interest margin and low cost of deposits • Record commercial loan production of $8.9 billion • Exceptional credit discipline and quality • Completed transformational Merger with First Midwest while retaining clients and key team members • Completed new corporate branding campaign	• Effective execution of organizational and operational integration • Successful systems conversion • Disciplined expense management • Industry-leading efficiency ratio

Short-term incentive compensation earned for 2022 is reflected in the *Summary Compensation Table* on page 72.

Long-Term Equity Compensation (Performance Share Units and Restricted Stock)

Our long-term incentive compensation consists entirely of equity awards. We believe that stock ownership by our executive officers is an important tool for aligning their interests with those of our shareholders, reinforcing a focus on the long-term financial and stock performance of the Company.

The Compensation Committee selected the allocation of long-term equity compensation between performance share units and service-based restricted stock (and with respect to performance share units, the metrics, performance goals and weightings) based on the following strategic objectives:

- Link pay with corporate performance and long-term stock price growth;
- Emphasize the Company's long-term profitability and strategies;
- Ensure long-term results are sustained;
- Encourage achievement of business goals that will enhance long-term shareholder value;
- Reward and retain executives, whose future services are considered essential to the ongoing success of the Company;
- Provide stock ownership opportunities for our executives, which further align their interests with those of our shareholders; and
- Promote excellence and teamwork across our executive team.

Annual equity awards in 2022 for our CEO and other NEOs are summarized below:

NAMED EXECUTIVE OFFICER LONG-TERM EQUITY COMPENSATION

Performance Share Units • CEO – 60% of equity award • All other NEOS – 50% of equity award	**Total Shareholder Return (TSR) – 50%** Total Shareholder Return relative to the performance of companies in the KRX Index measured over a three-year period ending on December 31, 2024. **Return on Average Tangible Common Equity (ROATCE) – 50%** Return on Average Tangible Common Equity relative to the performance of companies in the KRX Index measured over a three-year performance period ending December 31, 2024.
Service-Based Restricted Stock • CEO – 40% of equity award • All other NEOs – 50% of equity award	**Three-Year Annual Vesting – 100%** Service-based restricted stock that vests in equal annual installments over a three-year period ending in March 2025.

Our practice is to determine the dollar amount of the grant date fair value of long-term equity compensation that we provide to our CEO and other NEOs based on consultation with WTW, which advises the Compensation Committee concerning peer and market practices. In general, we seek to set long-term incentive opportunities that approximate the median for our peer group.

The Compensation Committee typically makes recommendations to our Board of Directors regarding equity compensation awards at its meeting in February of each year. These awards are then reviewed and approved by the Board of Directors at its February meeting. We make the awards early in the year and communicate them to executive officers so that the incentives relating to the performance share units will be known as early as possible, thereby maximizing their potential impact. Under special circumstances, such as the employment of a new executive or substantial promotion of an existing executive, the Compensation Committee may award equity compensation at other times during the year.

Long-term equity compensation awards granted in 2022 were made under our Equity Incentive Plan. These awards are reflected in the *Grants of Plan-Based Awards During 2022* table on page 74.

In addition to the annual equity awards granted in 2022, we granted one-time, performance-based integration awards to Messrs. Ryan, Sandgren, Falconer and Ms. Vanzo. See *One-Time, Performance-Based Integration Awards* beginning on page 62. These grants are also reflected in the *Grants of Plan-Based Awards During 2022* table on page 74. The integration awards for Messrs. Ryan and Sandgren were made in connection with the Merger with First Midwest and were discussed in the proxy statement relating to our special meeting of shareholders held in September 2021, as well as in the proxy statement relating to our 2022 Annual Meeting.

Performance Share Units. Our Compensation Committee continued the use of performance share units in 2022. Performance share units are earned and converted into shares of our common stock based on the Company's TSR and ROATCE for a three-year performance period compared on a relative basis to the TSR and ROATCE performance of the KRX Index.

For each performance share unit award, we have established threshold, target and maximum performance levels relative to the performance of companies in the KRX Index. The performance share units that may be earned for the 2022 awards are as follows:

MEASURE	BELOW THRESHOLD	THRESHOLD	TARGET	MAXIMUM
Relative TSR (50%)	Less than 25th percentile	25th percentile	50th percentile	90th percentile
Relative ROATCE (50%)	Less than 25th Percentile	25th percentile	50th percentile	90th percentile
Associated Payout	No Award	50% of target shares	100% of target shares	200% of target shares

The TSR performance metric is based on TSR over the three-year performance period, including both stock price appreciation and cash dividends (assuming dividend reinvestment), expressed as a percentage increase or decrease. TSR is measured for the Company and compared to TSR for the companies in the KRX Index for the three-year performance period to determine the Company's relative percentile ranking.

Similarly, ROATCE is measured for the Company and compared to the ROATCE for the companies in the KRX Index for the three-year performance period to determine the Company's relative percentile ranking.

The Company will utilize straight-line interpolation to determine the number of performance shares earned between the 25th and 50th percentiles and between the 50th and 90th percentiles of the performance of companies in the KRX Index. No performance shares are awarded for performance below threshold.

Shares distributed upon any performance share unit being earned must be held until the executive meets the Company's stock ownership guidelines. Dividends on performance share units are accrued but not paid until the award is earned following the completion of the performance period. Accrued dividends are paid in additional shares of the Company's common stock if the performance share units are earned.

The annual performance share unit award opportunities granted to our NEOs in 2022 for the 2022-2024 performance period are as follows:

Name	Number of PSUs Awarded (1)	Grant Date Fair Value of PSUs
James C. Ryan, III Chief Executive Officer	95,386	$ 1,682,132
Michael L. Scudder Executive Chairman	85,847	$ 1,513,910
Mark G. Sander President and Chief Operating Officer	25,833	$ 455,564
James A. Sandgren CEO, Commercial Banking	18,343	$ 323,477
Brendon B. Falconer Senior EVP and Chief Financial Officer	16,814	$ 296,515
Kendra L. Vanzo Senior EVP and Chief Administrative Officer	9,449	$ 166,632

(1) Excludes one-time, performance-based integration awards because these awards are not a component of our customary annual equity compensation program. See *One-Time, Performance-Based Integration Awards* on page 62.

Proxy Statement

For 2021 (pre-Merger), the weighting of the Company's long-term equity awards for all NEOs was performance share units (75%) and restricted stock (25%). For 2022 (post-Merger), the Compensation Committee determined to set the weighting of the Company's long-term equity awards at 60% for performance share units and 40% for restricted stock for our CEO, and at 50% for performance share units and 50% for restricted stock for our other NEOs. The Compensation Committee determined to make this change in order to balance the legacy company practices of Old National and First Midwest while still maintaining a strong focus on equity awards that are performance-based.

Service-Based Restricted Stock. Our Compensation Committee continued the use of service-based restricted stock awards in 2022. Service-based restricted stock granted in 2022 will vest in equal annual installments over a three-year period ending in March 2025, assuming continued employment by the executive on each vesting date.

We pay current cash dividends on service-based restricted stock during the vesting period. After the service-based restricted stock has vested, the executive must hold the shares until he or she meets our stock ownership guidelines.

The annual restricted stock awards to our named executive officers in 2022 were as follows:

Name	Number of Shares of Restricted Stock Awarded	Grant Date Fair Value of Shares
James C. Ryan, III Chief Executive Officer	63,591	$ 1,128,104
Michael L. Scudder Executive Chairman	57,232	$ 1,015,296
Mark G. Sander President and Chief Operating Officer	25,834	$ 458,295
James A. Sandgren CEO, Commercial Banking	18,344	$ 325,423
Brendon B. Falconer Senior EVP and Chief Financial Officer	16,815	$ 298,298
Kendra L. Vanzo Senior EVP and Chief Administrative Officer	9,450	$ 167,643

Performance Share Units Outstanding at the Closing of the Merger. As standalone companies, both Old National and First Midwest granted performance share units annually as part of senior executive compensation. Consistent with market practice, the award agreements for the performance share unit awards outstanding at the closing of the Merger provided, in the event of a change in control, that the awards would be deemed earned at target performance as of the merger closing date (in the case of Old National) and at the greater of target or actual performance through the merger closing date (in the case of First Midwest). This approach exists because it is generally difficult or not possible to effectively replicate the performance of a standalone company (on a pre-combination basis) relative to a unique peer group (also established on a pre-combination basis), after the companies are combined following a merger transaction.

Because the performance share units of First Midwest outstanding at the time of the Merger were based on relative performance, it would not have been possible to determine actual TSR or ROATCE performance relative to peers because First Midwest merged into Old National prior to the completion of the applicable three-year performance periods. A similar outcome would have occurred for the performance share units of Old National outstanding at the time of the Merger because Old National's performance at the end of the applicable three-year performance periods would have included First Midwest.

Prior to the closing of the Merger, the Compensation Committees of Old National and First Midwest considered the impact of the Merger on the outstanding performance share units of their respective companies and determined that the performance share units of their respective companies outstanding at the closing of the Merger were deemed earned at target. These outstanding performance share units were converted into the corresponding number of restricted stock units of Old National in accordance with the award agreements of both companies. Also in accordance with the award agreements, the vesting dates were aligned to the original date the performance share units would have vested (if earned). As such, upon the closing of the Merger, the outstanding performance share units granted in 2019, 2020 and 2021 were converted into new restricted stock units that will vest (or have vested) per their original schedules, in the first quarters of 2022, 2023 and 2024, respectively.

While the form of the awards was changed in accordance with the existing award agreements, there was no acceleration of vesting to recipients. The converted awards continued to provide both retentive value and alignment of our executives' interests with those of our shareholders.

One-Time, Performance-Based Integration Awards

Our Board of Directors, upon the recommendation of the Compensation Committee, approved one-time, performance-based integration awards on March 2, 2022, for the Company's executive leadership team, including certain of the Company's NEOs.

These one-time, performance-based integration awards are not a component of our regular annual compensation program. Additional integration awards were not granted in 2023 and will not be awarded on a recurring basis in the future.

Background and Purpose. In contemplating the Merger prior to its announcement in June 2021, our Compensation Committee and Board of Directors believed that the success of the transaction, as well as the sustained performance of the Company, was best served by retaining Messrs. Ryan and Sandgren in the positions of Chief Executive Officer and CEO, Commercial Banking, respectively.

In connection with the Merger, both Mr. Ryan and Mr. Sandgren accepted certain changes to their respective scope of responsibilities that would have triggered a qualifying termination under their existing employment agreements. To retain the services of these critical senior leaders, the Compensation Committee and Board approved one-time, performance-based integration awards for Mr. Ryan and Mr. Sandgren with a target value that was equivalent to the severance value that each would forego under their respective employment agreements. The integration awards were contemplated by the letter agreements the Company entered into with Mr. Ryan and Mr. Sandgren in connection with the Merger. *See Letter Agreements with James C. Ryan, III and James A. Sandgren* on page 69.

With respect to the other leaders selected for senior executive roles with the combined Company, many accepted new or different responsibilities, although not all experienced a material change that would have triggered a qualifying termination under their employment agreements. Nonetheless, the Compensation Committee and the Board determined that the Company's best interests would be served by ensuring the continuity of this new executive leadership team and fostering a sense of teamwork and collaboration. As a result, the Compensation Committee approved one-time integration awards for Mr. Falconer and Ms. Vanzo, and the other sixteen members of the new executive leadership team of the combined Company. The value of these awards was intended to be meaningful relative to their annual compensation but was not intended to be equivalent to the severance value that these executives might have been eligible for had they not been selected for ongoing roles with the combined Company.

Objectives. There were three primary objectives of these one-time, performance-based integration awards:

1. Motivate exceptional performance with respect to our transformational Merger, executing on key integration activities and delivering the strategic value that was communicated to shareholders at the time of the announcement of the Merger

2. Ensure the retention and continuity of the new executive leadership team, particularly in a highly competitive labor market

3. Foster a strong sense of teamwork and collaboration as our leaders take on this transformational phase of Old National's journey

Structure of Awards. For Messrs. Ryan and Sandgren, the Compensation Committee determined that 100% of their awards would be delivered through performance share units. The sole performance goal was achievement of $109 million in Merger-related cost savings within two years of the transaction closing date. This is aligned with what was communicated to shareholders at the time of the Merger announcement in June 2021.

If 75% of the $109 million in targeted Merger-related cost savings was achieved within the two-year performance period, 50% of the targeted shares would be earned. If 100% of the targeted Merger-related cost savings was achieved within the two-year performance period, all of the targeted shares would be earned.

There was no opportunity in the terms of these integration awards to earn additional shares for achieving greater than 100% of the Merger-related cost savings; upside opportunity existed only in the form of sustained stock price increases for shareholders. In addition, if less than 75% of the $109 million in Merger-related cost savings was achieved, none of the shares subject to the integration awards would be earned. There is no element of the awards for Mr. Ryan and Mr. Sandgren that could be earned based on continued service with the Company.

For Mr. Falconer and Ms. Vanzo, the Compensation Committee determined that 75% of their integration awards would be delivered through performance-share units, structured in the same manner as the awards for Messrs. Ryan and Sandgren. The remaining 25% of their integration awards would be delivered through a cash-based retention award, with 50% vesting on the first and second anniversary of the Merger closing, respectively. The cash component is intended to foster retention of these critical executives while keeping the primary emphasis of the awards on delivering a successful integration and achieving the targeted Merger-related cost savings.

As noted in the *One-Year Performance Measures for Annual Incentive Compensation* table on page 53, Merger-related cost savings was also used as a metric in the 2022 STIP, with a 15% weighting. The Compensation Committee felt it was important to include this metric in the 2022 STIP to encourage all participants (approximately 1,200 in total), in addition to the new executive leadership team, to work together towards the achievement of our targeted Merger-related cost savings and synergies. The 15% weighting for this metric within the STIP for 2022 was designed to create a meaningful level of focus across the enterprise as we embarked on our journey as a combined organization, but the Compensation Committee believed it would not create over-reliance on the metric for our executive leadership team, whose one-time, performance-based integration awards were based 100% on the achievement of the $109 million of Merger-related cost savings.

We are not using Merger-related cost savings as a metric in the 2023 STIP and, unless appropriate in connection with a future significant transaction, we do not intend to use this metric on a recurring basis. Using this metric in 2022 was appropriate to sharpen focus and foster broad-based teamwork following our transformative Merger; going forward, we will focus on other key performance metrics that drive shareholder value.

Approval from Shareholders. The integration awards to Messrs. Ryan and Sandgren were entered into in connection with the Merger Agreement and were disclosed and discussed in our proxy statement relating to our special meeting of shareholders held in September 2021. At this meeting, the Merger with First Midwest was overwhelmingly approved by 99.5% of the shares voted at the meeting.

In addition, the integration awards to Messrs. Ryan and Sandgren and our other NEOs were disclosed and discussed in the proxy statement relating to our 2022 annual meeting of shareholders. At last year's annual meeting, approximately 98% of the votes cast by our shareholders were voted in favor of our executive compensation decisions for NEOs (i.e., our annual "say on pay" vote).

Integration Award Details. The integration awards for Messrs. Ryan, Sandgren, Falconer and Ms. Vanzo are summarized in the table below:

	Cash	Equity	
Name	Service-Based Cash-Component	Number of PSUs Awarded	Grant Date Fair Value of Shares
James C. Ryan, III Chief Executive Officer	—	296,063	$ 4,926,488
James A. Sandgren CEO, Commercial Banking	—	164,829	$ 2,742,755
Brendon B. Falconer Senior EVP and Chief Financial Officer	$ 250,000	41,689	$ 693,705
Kendra L. Vanzo Senior EVP and Chief Administrative Officer	$ 250,000	41,689	$ 693,705

The integration awards are included in the *Summary Compensation Table* on page 72 and the *Grants of Plan-Based Awards During 2022* table on page 74.

Integration Award Results. As a result of the Company's and our executives' outstanding performance and expense discipline in 2022, the full Merger-related cost savings were achieved by the first anniversary of the Merger. As such, our Compensation Committee determined on February 21, 2023 that the integration awards were earned in full.

Retention Awards for Other NEOs. In contemplating the Merger prior to its announcement in June 2021, the Compensation Committee and Board of Directors of First Midwest determined that the success of the transaction, as well as the sustained performance of the Company, was best served by retaining Mr. Scudder in the position of Executive Chairman and Mr. Sander in the position of President and Chief Operating Officer of the combined Company.

In accepting their new roles, Mr. Scudder took on a materially different position (he was previously the Chairman of the Board and Chief Executive Officer of First Midwest), and he agreed to a role as Executive Chairman of the combined Company for two years and then as a consultant to the Company for a third year. Mr. Sander also accepted material changes to his scope of responsibilities that would have triggered a qualifying termination under his existing employment agreement. To retain the services of these critical executive leaders, the First Midwest Compensation Committee and Board of Directors approved one-time cash retention awards with a value equivalent to the severance payment each of them would forego under their respective employment agreements with First Midwest. These retention awards were assumed by the combined Company upon the closing of the Merger.

For Messrs. Scudder and Sander, this cash-based retention award vests 50% on each of the first and second anniversaries of the Merger, assuming continued employment with the Company on those dates.

The retention awards for Messrs. Scudder and Sander were outlined in their letter agreements that were disclosed and discussed in the proxy statement relating to our special meeting of shareholders held in September 2021. At this meeting, the Merger with First Midwest was overwhelmingly approved by 99.5% of the shares voted at the meeting. In addition, the retention awards to Messrs. Scudder and Sander were disclosed and discussed in our proxy statement relating to our 2022 annual meeting of shareholders. At last year's annual meeting, approximately 98% of the votes cast by our shareholders were voted in favor of our executive compensation decisions for NEOs (i.e., our annual "say on pay" vote).

Retirement and Other Welfare Benefits

We maintain a tax-qualified defined contribution plan, known as the Old National Bancorp Employee Stock Ownership and Savings Plan for eligible employees ("401(k) Plan"). The 401(k) Plan allows employees to make pre-tax and Roth 401(k) contributions. Subject to the conditions and limitations of the 401(k) Plan, new employees are automatically enrolled in the 401(k) Plan with an automatic deferral of 5% of eligible compensation, unless participation is changed or declined. All active participants receive a Company match of 100% of the first 5% contributed into the 401(k) Plan. We may also make additional profit-sharing contributions, in our discretion. To receive profit-sharing contributions for a year, an employee must have (i) completed at least 1,000 hours of service during the year and (ii) been employed on the last day of the year or retired on or after age 65, died or become disabled during the year.

We also maintain a nonqualified deferred compensation plan for certain management employees ("Executive Deferred Compensation Plan"). Our NEOs and other executives are eligible to participate in the plan. An executive officer may elect to defer up to 25% of his or her regular compensation and up to 75% of his or her annual bonus under the STIP, in which case the deferred amount will be credited to his or her plan account. The Executive Deferred Compensation Plan applies the same matching formula that is used for the 401(k) Plan. We provide matching contribution credits under the plan, reduced by any matching contributions under the 401(k) Plan. In addition, we may provide discretionary contribution credits to make up for any reduction in discretionary profit-sharing contributions under the 401(k) Plan due to Internal Revenue Code contribution limits applicable to tax-qualified retirement plans. We did not provide discretionary credits for 2022.

Perquisites

In general, we believe that perquisites should not constitute a material portion of any executive's compensation. Old National offers a limited number of perquisites, including only programs that are aligned with prevalent market practice. Detailed information regarding perquisites and other compensation is provided in note 9 to the *Summary Compensation Table* on page 72.



POLICIES, GUIDELINES AND OTHER PRACTICES

Stock Ownership Guidelines

The Compensation Committee and Board of Directors have adopted stock ownership guidelines for the Company's executive officers, including our NEOs, that are consistent with market practices and ensure executives retain stock of the Company received as compensation until the target ownership level is achieved. Under the guidelines, the NEOs are required to hold shares of our stock with a value which is the lesser of the following:

POSITION OR SALARY	TARGET OWNERSHIP GUIDELINES
Chief Executive Officer	5x salary in stock or 200,000 shares
Chief Operating Officer	4x salary in stock or 100,000 shares
Salary equal to or greater than $250,000	3x salary in stock or 50,000 shares
Salary below $250,000	2x salary in stock or 25,000 shares

As of the date of this Proxy Statement, each of our NEOs has met the applicable stock ownership guideline requirement. For purposes of the guidelines, unvested service-based restricted stock and phantom shares in the Non-qualified Deferred Compensation Plan are considered owned. Unearned performance share units are not counted towards the satisfaction of stock ownership guidelines.

Clawback, Anti-Pledging, Anti-Hedging and Other Policies

Recoupment Policy. The Board of Directors has adopted a bonus recoupment, or "clawback," policy that provides the Board with authority to recover a bonus or other cash or equity incentive paid to any NEO or executive officer in appropriate circumstances where there has been a material restatement of the Company's financial results. The Board believes that this policy, along with a requirement that executive officers maintain a significant level of stock ownership in the Company while they are employees, provides significant incentives to help ensure that executives are not encouraged to take inappropriate risks and that the Company is managed with a long-term view.

Prohibition on Hedging and Pledging. All directors, officers and employees, including family members and anyone designated to engage in securities transactions on behalf of any director, officer or employee, are prohibited at all times from: (a) holding any Company securities in a margin account, or borrowing against any account in which Company securities are held or pledging Company securities as collateral for loan without the approval of our Chief Legal Officer; (b) engaging in puts, calls or other derivative transactions relating to the Company's securities; (c) short-selling securities of the Company; and (d) purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of any equity securities of the Company. The foregoing restrictions apply to all securities of the Company owned directly or indirectly by directors, officers or employees, including securities of the Company owned by family members where the director, officer or employee is deemed to beneficially own such securities and their respective designees. These restrictions will not preclude any director, officer or employee, their family members or their designees from engaging in general portfolio diversification or investing in broad-based index funds.

Risk Assessment of Executive Compensation Program

Each year, our Chief Risk Officer performs an executive compensation program risk assessment and presents the results to our Compensation Committee. The Compensation Committee reviews the results and discusses the assessment with both our Chief Risk Officer and the Committee's independent compensation consultant. The risk assessment allows our Compensation Committee to confirm that our executive compensation program is designed such that executive officers are not encouraged to take excessive or imprudent risks to enhance their compensation. As part of its risk assessment process in 2022, the Compensation Committee confirmed the following:

- The risks associated with the Company's compensation plans for all employees are appropriately identified and managed by the Company.
- The Company's compensation plans for all employees do not create risks that are reasonably likely to have a material adverse effect on the Company as a whole.
- The Company's incentive compensation policies do not undermine the safety and soundness of the Company by encouraging employees to take imprudent risks.
- The Company's compensation plans for all employees are compatible with effective internal controls and risk management and are supported by strong and effective corporate governance practices.
- Plans subject to explicit legal or regulatory requirements are reviewed by our legal and compliance teams to confirm adherence to applicable laws and regulations.

Tax Considerations

Section 162(m) of the Internal Revenue Code was amended by the Tax Cuts and Jobs Act of 2017 to eliminate the tax deduction for performance-based compensation (other than with respect to payments made pursuant to certain "grandfathered" arrangements entered into prior to November 2, 2017) and to expand the group of current and former executive officers who may be covered by the $1 million per year compensation deduction limit per covered employee under Section 162(m). The Compensation Committee intends to continue the pay-for-performance philosophy of awarding executive pay notwithstanding the deductibility limitation of Section 162(m).

Employment and Restrictive Covenant Agreements with Our Executive Officers

We have entered into employment agreements with each of our NEOs (referred to collectively as "employment agreement(s)" or "agreements"). The employment agreements provide for, among other provisions:

- No Gross-up on Severance Benefits – The Company has adopted a "best after-tax provision" whereby the executive either receives the full 280G payment and has the responsibility for any excise tax under Section 4999 of the Internal Revenue Code, or the payment is reduced to the safe harbor amount, whichever will put the executive in the best after-tax position with respect to their compensation and income.
- No Gross-up on Benefits – There will be a continuation of benefit coverage to be provided by the Company for a specified number of months. Any tax resulting from these payments will be the executive's responsibility.

- No Walk Away Provision – Executives do not have the ability to voluntarily terminate their employment within 12 months of a Change in Control without Good Reason. The executive will continue to have the right to terminate employment within 24 months of a Change in Control with Good Reason (if such conditions exist) and receive severance and other benefits.

- Confidentiality, Non-Solicitation and Non-Competition Covenants – Our NEOs must comply with certain confidentiality, non-solicitation and non-competition covenants both during and following their employment with the Company.

These agreements were entered into after reviewing both existing and emerging market practices. Under each of their respective agreements, the NEOs are entitled to a base salary, incentive compensation opportunities (both cash and equity) and other employee benefits as determined by the Board. With input provided by WTW, the Compensation Committee determined that the benefits, including the various multiples of components of compensation, were within the market range for such payouts and benefits. The Compensation Committee regularly reviews the Company's employment agreements and uses peer data to determine whether these arrangements are consistent with prevailing market practices.

Under the employment agreements, we are generally obligated to pay certain non-change in control severance benefits to the NEO if we terminate his or her employment for a reason other than Cause or the NEO's disability, or the executive resigns for Good Reason. An NEO must satisfy the terms of the agreement, including its non-solicitation and non-competition provisions, to receive his or her severance benefits.

The employment agreements also provide for double trigger change in control severance benefits for each NEO. The Company is required to pay change in control severance benefits if, within two years following a change in control (as defined in the agreements), we terminate the NEO's employment for a reason other than Cause or the NEO's disability, or if the executive resigns for Good Reason based on actions detrimental to the NEO's role.

The Compensation Committee believes that the employment agreements, which include change in control severance benefits, assure the fair treatment of the NEOs in relation to their professional careers by assuring them of some financial security in the event of a change in control and either termination of employment or adverse changes in their duties and responsibilities. The change in control provision also protects the shareholders of the Company by encouraging the NEOs to continue to devote their full attention to the Company without being distracted by the need to seek other employment following a change in control. The Compensation Committee established the change in control payouts to each of the NEOs after reviewing peer data and consulting with its independent compensation consultant.

The *Potential Payments on Termination or Change in Control* tables on pages 77 through 82 set forth the estimated values and details of the termination benefits under various scenarios for each of the NEOs.

Letter Agreements in Connection with the Merger with First Midwest

As described in the proxy statement relating to our special meeting of shareholders held in September 2021 in connection with the Merger transaction between the Company and First Midwest, Messrs. Ryan and Sandgren entered into letter agreements with the Company, and Messrs. Scudder and Sander entered into letter agreements with First Midwest, in each case amending their existing employment agreements and the arrangements with the Company or First Midwest, as applicable, as summarized below. As part of the Merger, the Company assumed the employment agreements and letter agreements between First Midwest and Messrs. Scudder and Sander.

Letter Agreements with James C. Ryan, III and James A. Sandgren

Mr. Ryan's letter agreement provides that he will serve as the Chief Executive Officer, as well as a member of the Board of Directors of the combined Company. Mr. Sandgren's letter agreement provides that he will serve as the Chief Executive Officer, Commercial Banking, of the combined Company.

The letter agreements provide that Messrs. Ryan and Sandgren waive any right to claim that the Merger constitutes a change in control under their respective employment agreements. In his letter agreement, Mr. Ryan also agreed that not serving in the role as Chairman of the Board of Directors of the Company will not constitute Good Reason under his existing employment agreement so long as he is re-elected as Chairman of the Board of Directors on the second anniversary of the closing of the Merger. Similarly, Mr. Sandgren agreed that not serving in the role of President and Chief Operating Officer of the Company will not constitute Good Reason under his existing employment agreement. These waivers and agreements ensured that Messrs. Ryan and Sandgren would not be entitled to severance compensation because of the organizational changes effected in connection with the Merger.

In consideration of these provisions, under the letter agreements, Messrs. Ryan and Sandgren were granted integration awards in the form of performance share units issued pursuant to our Equity Incentive Plan (as discussed earlier in this Proxy Statement). Messrs. Ryan and Sandgren's performance-based equity awards were granted upon the closing of the Merger and any unearned or unvested portion of these awards would vest and be payable to the executive if, prior to the end of the performance period, there was (i) an early termination of service of the executive by the combined Company other than for "unacceptable performance" or "Cause" or (ii) a resignation by the executive for "Good Reason" (as such terms are defined in their respective employment agreements).

Letter Agreement with Michael L. Scudder

The letter agreement with Mr. Scudder provides that, following the effective time of the Merger, Mr. Scudder will no longer serve as Chief Executive Officer of First Midwest and will serve as the Executive Chairman of the combined Company until the second anniversary of closing (the "Initial Period"). Upon the second anniversary, Mr. Scudder will serve as a consultant to the combined Company for a period of one year (the "Consultancy Period"). The letter agreement also provides that the changes to Mr. Scudder's role and responsibilities as of the closing do not constitute "Good Reason" (as defined in Mr. Scudder's employment agreement with First Midwest).

Under his letter agreement, Mr. Scudder will receive for the duration of the three (3) year service period annual compensation set at 90% of that received by the combined Company's Chief Executive Officer. In addition, he will receive the same perquisites, office space and administrative support as provided immediately before the closing. Mr. Scudder will also be credited under the First Midwest Bancorp, Inc. Consolidated Pension Plan with one additional year of age at retirement with respect to his service during the consultancy period or, if such crediting is not permitted under the plan, he will receive a supplemental equivalent payment from the combined Company. During the Consultancy Period, Mr. Scudder will be entitled to indemnification by the combined Company and the combined Company will maintain directors' and officers' liability insurance for him, in each case, to the same extent as other officers. If Mr. Scudder is terminated without "Cause" or for "Good Reason," as both are defined in his employment agreement, any unpaid salary and annual bonus and equity awards (based on target) for the remainder of his service period will be paid in cash, and any outstanding equity awards will accelerate and vest in full, subject to execution of a release. Upon completion of the full three-year service period as planned, Mr. Scudder will receive a pro-rated annual bonus and any equity awards of the combined Company that are outstanding will accelerate and vest in full (unless such award is subject to a performance condition, in which case it will remain subject to such condition).

In lieu of any severance Mr. Scudder would have been entitled to receive under his employment agreement in connection with the closing of the Merger, his letter agreement grants Mr. Scudder a cash-based retention award equal to $5.4 million, 50% of which will be paid on the first anniversary of the closing and 50% of which will be paid on the second anniversary of the closing, subject to continued employment through such dates. Any unpaid portion of the retention award would be paid in a lump sum in full upon early termination without "Cause" by the combined Company or due to death or disability or upon a resignation by Mr. Scudder for "Good Reason."

In accordance with the letter agreement, any First Midwest equity awards that were outstanding at the time of the Merger were converted to equity awards of the combined Company, as contemplated by the Merger Agreement. Upon termination without "Cause" by the combined Company or due to death or disability or upon a resignation by Mr. Scudder for "Good Reason," any unvested equity awards outstanding on the closing will accelerate and vest in full.

In consideration of the compensation granted under his letter agreement, Mr. Scudder agreed to extend his non-compete provisions to last a period of five (5) years following the closing, and to expand the scope of these provisions.

Letter Agreement with Mark G. Sander

The letter agreement with Mr. Sander provides that, following the effective time of the Merger, Mr. Sander will serve as President and Chief Operating Officer of the combined Company, reporting directly to the Chief Executive Officer, but will not serve on the Board of Directors of the Company. His letter agreement also provides that Mr. Sander not serving in the role of director and any other changes to his duties or responsibilities at the closing do not constitute "Good Reason" (as defined in Mr. Sander's employment agreement between First Midwest and Mr. Sander). In accordance with the letter agreement, the Compensation Committee of the combined Company will set his annual compensation, which will be no less than his annual compensation immediately prior to the closing.

If Mr. Sander is subsequently terminated without "Cause" by the combined Company or resigns for "Good Reason," as both are defined in his employment agreement, he would be eligible for severance under his employment agreement. However, for any severance related to a "change in control" (as defined in his employment agreement), he would only receive such severance upon a change in control subsequent to the closing of this Merger.

In lieu of any severance Mr. Sander would have been entitled to receive in connection with the closing of the Merger, his letter agreement grants Mr. Sander a cash-based retention award equal to $3.55 million, 50% of which will be paid on the first anniversary of the closing and 50% of which will be paid on the second anniversary of the closing, subject to continued employment through such dates. Any unpaid portion of the retention award will be paid in lump sum in full upon early termination without "Cause" by the combined Company or due to death or disability or upon a resignation by Mr. Sander for "Good Reason." In accordance with the letter agreement, any First Midwest equity awards that were outstanding at the time of the Merger were converted to equity awards of the combined Company, as contemplated by the Merger Agreement. Upon termination without "Cause" by the combined Company or due to death or disability or upon a resignation by Mr. Sander for "Good Reason," any unvested equity awards outstanding on the closing will accelerate and vest in full.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K with management and, based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Daniel S. Hermann, Chairperson
Barbara A. Boigegrain
Kathryn J. Hayley
Peter J. Henseler
Thomas E. Salmon
Rebecca S. Skillman

COMPENSATION TABLES

2022 SUMMARY COMPENSATION TABLE

The table below provides information regarding compensation earned by our Chief Executive Officer, Chief Financial Officer and the other four executive officers named below employed at the end of 2022 who were most highly compensated for 2022 (our “Named Executive Officers” or “NEOs”):

Name and Principal Position	Year	Salary (3)	Stock Awards (4)(5)	Non-Equity Incentive Plan Compensation (6)(7)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (8)	All Other Compensation (9)	Total
James C. Ryan, III (1)	2022	$1,069,231	$7,736,725	$ 2,673,077	—	$ 178,956	$11,657,989
Chief Executive Officer	2021	$ 913,462	$1,540,832	$ 1,370,192	$ 14,610	$ 132,005	$ 3,971,101
	2020	$ 807,692	$1,424,200	$ 1,393,269	—	$ 83,311	$ 3,708,472
Michael L. Scudder (2)	2022	$ 834,231	$2,529,206	$ 2,388,461	—	$ 238,512	$ 5,990,410
Executive Chairman	2021	—	—	—	—	—	—
	2020	—	—	—	—	—	—
Mark G. Sander (2)	2022	$ 604,231	$ 913,859	$ 1,186,240	—	$ 150,294	$ 2,854,624
President and Chief	2021	—	—	—	—	—	—
Operating Officer	2020	—	—	—	—	—	—
James A. Sandgren	2022	$ 593,269	$3,391,654	$ 1,008,558	—	$ 87,943	$ 5,081,424
CEO, Commercial	2021	$ 561,539	$ 580,069	$ 715,962	$ 12,144	$ 79,059	$ 1,948,773
Banking	2020	$ 537,308	$ 623,088	$ 604,472	$ 3,176	$ 74,099	$ 1,842,141
Brendon B. Falconer	2022	$ 535,577	$1,288,518	$ 856,923	—	$ 41,385	$ 2,722,403
Senior EVP and Chief	2021	$ 465,769	$ 362,536	$ 523,990	$ 78	$ 23,561	$ 1,375,934
Financial Officer	2020	$ 424,615	$ 356,050	$ 477,692	$ 28	$ 21,608	$ 1,279,994
Kendra L. Vanzo	2022	$ 415,385	$1,027,980	$ 540,000	—	$ 43,658	$ 2,027,023
Senior EVP and Chief	2021	$ 369,231	$ 271,911	$ 360,000	$ 8,174	$ 35,416	$ 1,044,731
Administrative Officer	2020	$ 341,923	$ 267,038	$ 256,442	—	$ 33,368	$ 898,771

(1) Excluding his one-time, performance-based integration award, Mr. Ryan’s total compensation for 2022 is approximately $6,731,501.

(2) Messrs. Scudder and Sander became executives of Old National on February 15, 2022 upon completion of the Merger with First Midwest. Amounts reflect the period of February 15, 2022 through December 31, 2022.

(3) Base salary increases for NEOs are generally effective in March during the calendar year.

(4) Stock awards included in this column consist entirely of performance share units and service-based restricted stock granted under our Equity Incentive Plan. The grant date value of the awards is determined under FASB ASC Topic 718. For performance share units, the grant date value is based on the number of units that would be earned at target performance. The value of the awards assuming the highest level of performance conditions are achieved for the 2020, 2021 and 2022 awards would be: Mr. Ryan ($1,954,300, $2,103,920 and $9,418,857); Mr. Scudder ($4,043,116); Mr. Sander ($1,369,422); Mr. Sandgren ($855,006, $792,054, and $3,715,132); Mr. Falconer ($488,575, $495,020, and $1,585,033); and Ms. Vanzo ($366,431, $371,274 and $1,194,611). For the number of shares of performance share units and service-based restricted stock awarded in 2022, please refer to the Grants of Plan-Based Awards Table.

(5) Includes the following one-time, performance-based integration awards: Mr. Ryan, 296,063 performance share units ($4,926,488); Mr. Sandgren, 164,829 performance share units ($2,742,755); Mr. Falconer, 41,689 performance share units ($693,705); and Ms. Vanzo, 41,689 performance share units ($693,705). See *One-Time, Performance-Based Integration Awards* beginning on page 62.

(6) These amounts reflect annual cash incentive compensation awards earned under the Company’s STIP. For 2022, these awards were earned at the maximum performance level of 200% as a result of the Company exceeding the maximum performance goals established for each metric: EPS, ROATCE, and Merger-related cost savings. Our performance on both EPS ($1.96) and ROATCE (21.1%) were in the top quartile relative to our peer group and represented record levels for the Company. For the Merger-related cost savings metric, we exceeded the maximum level of performance of $109 million, as compared to $92.7 million at target level of performance on an annualized basis.

(7) The STIP used to determine annual cash incentive compensation awards for 2022 contained a limit on annual awards to any participant. This limit, established in 2008, was equal to the lesser of two times the executive’s base salary or $2.5 million. The 2022 STIP awards earned by Messrs. Ryan and Scudder were higher than this STIP limit by $473,000 and $408,000, respectively. After careful consideration and with input from independent consultants, the Compensation Committee determined to pay the fully earned STIP awards for 2022 to Messrs. Ryan and Scudder for the following reasons: (i) the award limit was established 15 years ago when the Company’s total assets were approximately $8 billion, which is less than 20% of the Company’s current size, (ii) the Company delivered exceptional financial results in 2022, resulting in the achievement of maximum performance for all three STIP metrics, as mentioned previously, (iii) the Company’s positive TSR for 2022 of approximately 3% exceeded that of our peer group (-13%) and the KRX Index (-7%), and (iv) the amounts in excess of the STIP limit represented a small percentage of the total compensation paid to Messrs. Ryan and Scudder (4% and 7%, respectively).

(8) These amounts reflect the increase of the actuarial present value of the executive's benefit under our frozen defined benefit plans, plus the amount of the executive's earnings credit under our Executive Deferred Compensation Plan in excess of the earnings that would have been credited using the applicable federal long-term rate, with compounding (as described by Section 1274(d) of the Internal Revenue Code). There were no Change in Pension Values and Non-Qualified Deferred Compensation "excess" earnings for any of our NEOs in 2022. The 2021 Change in Pension Values and Non-Qualified Deferred Compensation "excess" earnings were: Mr. Ryan ($0 and $14,610); Mr. Sandgren ($0 and $12,144); Mr. Falconer ($0 and $78); and Ms. Vanzo ($0 and $8,174). The 2020 Change in Pension Values and Non-Qualified Deferred Compensation "excess" earnings were: Mr. Ryan ($0 and -$5,386); Mr. Sandgren ($0 and $3,176); Mr. Falconer ($0 and 28); and Ms. Vanzo ($0 and -$1,951).

(9) The amounts specified in the "All Other Compensation" column include the following: perquisites, Company contributions to defined contribution plans, cash dividends on restricted stock and life insurance premiums.

Name	Perquisites & Other Personal Benefits (a)	Company Contributions to Defined Contribution Plans (b)	Cash Dividends on Restricted Stock	Life Insurance Premiums (c)	Total
James C. Ryan, III	$ 12,284	$ 116,087	$ 48,335	$ 2,250	$ 178,956
Michael L. Scudder	$ 9,725	$ 89,432	$ 137,487	$ 1,868	$ 238,512
Mark G. Sander	$ 11,945	$ 66,341	$ 70,584	$ 1,424	$ 150,294
James A. Sandgren	$ 12,272	$ 59,050	$ 15,291	$ 1,330	$ 87,943
Brendon B. Falconer	$ 30	$ 27,755	$ 12,465	$ 1,135	$ 41,385
Kendra L. Vanzo	$ 2,903	$ 32,284	$ 7,579	$ 892	$ 43,658

(a) Messrs. Ryan and Sandgren received country club membership benefits of $10,527 and $11,003, respectively, for business development purposes. Additionally, Messrs. Ryan and Sandgren received Company executive physical benefits of $1,757 and $1,269, respectively. Mr. Sander received auto allowance benefits of $10,000. Additionally, Mr. Sander received $300 of phone allowance benefits and $1,645 of country club membership benefits for business development purposes.

(b) Company Contributions to Defined Contribution Plans include the following amounts to the Old National Bancorp 401(k) Plan and the Old National Bancorp Executive Deferred Compensation Plan, respectively, for the following executive officers: Mr. Ryan: $15,250 and $100,837; Mr. Sandgren: $15,250 and $43,800; Mr. Falconer: $15,250 and $12,455; and Ms. Vanzo: $15,250 and $16,784. Additionally, Company contributions were made in the following amounts to the First Midwest Bancorp Inc. Savings and Profit Sharing Plan and the First Midwest Bancorp, Inc. Nonqualified Retirement Plan, respectively, for the following executive officers: Mr. Scudder: $21,050 and $68,382; Mr. Sander: $19,471 and $46,870. The First Midwest Bancorp Inc. Savings and Profit Sharing Plan merged into the Old National Bancorp Employee Stock Ownership and Savings Plan effective October 3, 2022.

(c) Amounts in this column reflect life insurance premiums paid for each executive officer listed. Executive officers receive group life coverage equal to two times base salary.

GRANTS OF PLAN-BASED AWARDS DURING 2022

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold (c)	Target (d)	Maximum (e)	Estimated Future Payouts Under Equity Incentive Plan Awards (2)(3) Threshold (f)	Target (g)	Maximum (h)	All Other Stock Awards: Number of Shares of Stock or Units (4) (i)	All Other Option Awards: Number of Securities Underlying Options (5) (j)	Exercise or Base Price of Option Awards per Share (k)	Grant Date Fair Value of Stock and Options Awards (6) (l)
James C. Ryan, III	3/2/2022	$ 668,269	$ 1,336,538	$ 2,673,077	—	—	—	—	—	—	—
	3/2/2022	—	—	—	195,725	391,449	486,835	—	—	—	$ 6,608,621
	3/2/2022	—	—	—	—	—	—	63,591	—	—	$ 1,128,104
Michael L. Scudder	3/2/2022	$ 597,116	$ 1,194,231	$ 2,388,461	—	—	—	—	—	—	—
	3/2/2022	—	—	—	42,924	85,847	171,694	—	—	—	$ 1,513,910
	3/2/2022	—	—	—	—	—	—	57,232	—	—	$ 1,015,296
Mark G. Sander	3/2/2022	$ 296,560	$ 593,120	$ 1,186,240	—	—	—	—	—	—	—
	3/2/2022	—	—	—	12,917	25,833	51,666	—	—	—	$ 455,564
	3/2/2022	—	—	—	—	—	—	25,834	—	—	$ 458,295
James A. Sandgren	3/2/2022	$ 252,140	$ 504,279	$ 1,008,558	—	—	—	—	—	—	—
	3/2/2022	—	—	—	91,586	183,172	201,515	—	—	—	$ 3,066,231
	3/2/2022	—	—	—	—	—	—	18,344	—	—	$ 325,423
Brendon B. Falconer	3/2/2022	$ 214,231	$ 428,462	$ 856,923	—	—	—	—	—	—	—
	3/2/2022	—	—	—	29,252	58,503	75,317	—	—	—	$ 990,220
	3/2/2022	—	—	—	—	—	—	16,815	—	—	$ 298,298
Kendra L. Vanzo	3/2/2022	$ 135,000	$ 270,000	$ 540,000	—	—	—	—	—	—	—
	3/2/2022	—	—	—	25,569	51,138	60,587	—	—	—	$ 860,337
	3/2/2022	—	—	—	—	—	—	9,450	—	—	$ 167,643

(1) All non-equity incentive plan awards in 2022 were made under our STIP.

(2) The shares in Columns (f), (g) and (h) are performance share units granted under our Equity Incentive Plan. Performance share unit awards are earned based on the Company's performance relative to the KRX Index for TSR and ROATCE. Additionally, Old National granted one-time, performance-based integration awards based on the Company achieving certain cost savings and synergies associated with the Merger with First Midwest. The performance period for the performance share unit awards for the TSR and ROATCE metrics is the three-year period ending December 31, 2024. The performance goal for the integration awards was achieved in full and the award was earned on March 1, 2023. For all performance share units, other than the one-time, performance-based integration awards, 50% of the award is based on the company's TSR with the other 50% of the award based upon ROATCE as compared to the KRX Index. Dividends accumulate on earned shares and are paid in additional shares of Company common stock upon vesting.

(3) Includes the following one-time, performance-based integration awards: Mr. Ryan, 296,063 performance share units ($4,926,488); Mr. Sandgren, 164,829 performance share units ($2,742,755); Mr. Falconer, 41,689 performance share units ($693,705); and Ms. Vanzo, 41,689 performance share units ($693,705). See *One-Time, Performance-Based Integration Awards* beginning on page 62.

(4) The shares in Column (i) are service-based restricted stock granted under our Equity Incentive Plan that vest in three substantially equal installments on March 2 of 2023, 2024 and 2025. Vesting is contingent upon the NEO remaining employed during the required service period. Executive officers are entitled to dividends during the vesting period for the restricted stock.

(5) No stock options were granted in 2022.

(6) The fair market value of the service-based restricted stock reported in Column (l) is the grant date value of the awards based on the closing stock price. The fair market value of both the annual and one-time, performance-based performance share units reported in Column (l) is the grant date value based on the closing stock price less the present value of dividends expected to be paid during the requisite performance period. A Monte-Carlo simulation is used to determine the fair market value of the relative performance share units.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2022

Name	Stock Awards (1)			
	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or or Other Rights that Have Not Vested
James C. Ryan, III	73,039 (2)	$ 1,313,241	—	—
	93,035 (3)	$ 1,672,769	—	—
	63,591 (4)	$ 1,143,366	502,907 (7)	$ 9,042,268
Michael L. Scudder	69,077 (5)	$ 1,242,004	—	—
	94,700 (6)	$ 1,702,706	—	—
	57,232 (4)	$ 1,029,031	177,362 (7)	$ 3,188,969
Mark G. Sander	40,008 (5)	$ 719,344	—	—
	55,923 (6)	$ 1,005,496	—	—
	25,834 (4)	$ 464,495	53,372 (7)	$ 959,629
James A. Sandgren	31,955 (2)	$ 574,551	—	—
	35,025 (3)	$ 629,750	—	—
	18,344 (4)	$ 329,825	208,168 (7)	$ 3,742,861
Brendon B. Falconer	18,261 (2)	$ 328,333	—	—
	21,890 (3)	$ 393,582	—	—
	16,815 (4)	$ 302,334	77,803 (7)	$ 1,398,898
Kendra L. Vanzo	13,694 (2)	$ 246,218	—	—
	16,419 (3)	$ 295,214	—	—
	9,450 (4)	$ 169,911	62,587 (7)	$ 1,125,314

(1) The table values are based on a stock price of $17.98, which is the closing price of our stock as reported by the Nasdaq Stock Market on December 30, 2022, which was the last trading day of the year.

(2) Listed shares and amounts include service-based restricted stock granted in 2020 that vested on February 1, 2023 and performance share units granted in 2020 that were approved as earned at target as a part of the Merger with First Midwest that vested with the filing of the Company's annual Form 10-K on February 22, 2023.

(3) Listed shares and amounts include service-based restricted stock granted in 2021 that will become vested in two remaining substantially equal installments on February 1, 2023 and February 1, 2024; and also performance share units granted in 2021 that were approved as earned at target as a part of the Merger with First Midwest that will vest with the filing of the Company's annual Form 10-K in 2024.

(4) Listed shares and amounts include service-based restricted stock granted in 2022 that will become vested in three substantially equal installments on March 2 of 2023, 2024 and 2025.

(5) Listed shares and amounts include service-based restricted stock granted in 2020 that vested on February 19, 2023 and performance-based shares granted in 2020 that were approved as earned at target as a part of the Merger with First Midwest that vested on March 15, 2023.

(6) Listed shares and amounts include service-based restricted shares granted in 2021 that will become vested in two substantially equal installments on February 17, 2023 and February 17, 2024; and also performance-based shares granted in 2021 that were approved as earned at target as a part of the Merger with First Midwest that will vest on March 15, 2024.

(7) This award represents performance share units granted in 2022. Old National provided performance share units based on the Company's performance relative to the KRX Index for TSR and for ROATCE. Additionally, Old National granted one-time, performance-based integration awards based on the Company achieving certain cost savings and synergies associated with the Merger with First Midwest. The performance period for 100% of the performance share units for TSR and ROATCE is the three-year period ending December 31, 2024 with the restriction period ending on March 15, 2025. The performance goal for the integration awards was achieved in full and the award was earned on March 1, 2023. For all performance share units, other than the one-time, performance-based integration awards, 50% of the award is based on the company's TSR with the other 50% of the award based upon ROATCE as compared to the KRX Index. Dividends accumulate on earned shares and are paid in additional shares of Company common stock upon vesting. The number of units listed assumes maximum performance has been achieved. At threshold performance, the number of shares that would vest would be 202,186; 44,342; 13,343; 94,610; 30,218; and 26,414 with respect to Messrs. Ryan, Scudder, Sander, Sandgren, Falconer and Ms. Vanzo. At target performance, the number of shares that would vest would be 404,371; 88,681; 26,685; 189,219; 60,435; and 52,826 with respect to Messrs. Ryan, Scudder, Sander, Sandgren, Falconer and Ms. Vanzo.

OPTION EXERCISES AND STOCK VESTED IN 2022

Name	Stock Awards Number of Shares Acquired on Vesting	Value Realized on Vesting
James C. Ryan, III	85,873	$ 1,592,772
Michael L. Scudder	59,711	$ 1,045,987
Mark G. Sander	32,201	$ 564,081
James A. Sandgren	33,278	$ 617,223
Brendon B. Falconer	21,708	$ 402,631
Kendra L. Vanzo	16,336	$ 302,944

2022 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year (1)	Company Contributions in Last Fiscal Year (2)	Aggregate Earnings in Last Fiscal Year (3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (4)
James C. Ryan, III					
ONB Executive Deferred Compensation Plan	$ 195,154	$ 100,837	$ 20,486	—	$ 939,108
Michael L. Scudder					
FMBI Nonqualified Retirement Plan	$ 22,846	$ 68,382	$ (617,921)	$ (4,690,122)	$ 483,004
FMBI Nonqualified Stock Option Gain Deferral Plan	—	—	3,169	$ (153,788)	73,522
Mark G. Sander					
FMBI Nonqualified Retirement Plan	$ 108,279	$ 46,870	$ (161,346)	$ (1,769,240)	$ 142,298
James A. Sandgren					
ONB Executive Deferred Compensation Plan	$ 104,738	$ 43,800	$ 14,010	—	$ 536,110
Brendon B. Falconer					
ONB Executive Deferred Compensation Plan	$ 31,787	$ 12,455	$ 1,216	—	$ 63,848
Kendra L. Vanzo					
ONB Executive Deferred Compensation Plan	$ 54,000	$ 16,784	$ 8,159	—	$ 371,957

(1) These amounts are also included under All Other Compensation in the *Summary Compensation Table* on page 72. Mr. Sander contributed $5,346 to company sponsored Nonqualified Deferred Compensation plans prior to the closing of the Merger with First Midwest.

(2) These amounts are also included under All Other Compensation in the *Summary Compensation Table* on page 72.

(3) Of the 2022 balances reported in this column, no amounts with respect to Messrs. Ryan, Scudder, Sander, Sandgren, Falconer and Ms. Vanzo, were reported under Change in Pension Value and Non-Qualified Deferred Compensation in the *Summary Compensation Table* on page 72.

(4) Of the 2022 balances reported in this column, the amounts of $158,902, $122,131, $4,098 and $49,665 with respect to Messrs. Ryan, Sandgren, Falconer and Ms. Vanzo, respectively, were reported in the Summary Compensation Table in prior years.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

We have entered into employment agreements with each NEO (collectively referred to as "employment agreements" or "agreements") that will require the Company to provide severance payments in the event of an involuntary termination of employment (other than for Cause) or a resignation of employment for Good Reason both prior to and following a change-in-control of the Company. These agreements are summarized below.

The employment agreements for Messrs. Ryan, Sandgren, Falconer and Ms. Vanzo were entered into by the Company prior to the Merger with First Midwest. The employment agreements for Messrs. Scudder and Sander were entered into by First Midwest prior to the Merger, and were amended by letter agreements described in the *Compensation Discussion & Analysis* under *Policies, Guidelines and Other Practices* on page 66. The terms of the agreements with both the Company and First Midwest are substantially similar in most respects; however, any material differences are noted throughout this section.

Overview

Our employment agreements with each NEO provide for automatic one-year extensions unless the NEO or the Company provides requisite notice (60 days for Messrs. Ryan, Falconer, Sandgren and Ms. Vanzo; 90 days for Messrs. Scudder and Sander) before the end of the year of intent not to renew the agreement. Among other items, the agreements set forth the NEO's title, responsibilities, annual compensation and severance payments to be made upon certain terminations of employment. Termination of employment also may impact outstanding equity awards, as well as benefits payable under employee benefit plans.

Each of the employment agreements contain non-solicitation and non-compete provisions, which remain in effect following a termination of employment for three years for Mr. Scudder, two years for Messrs. Ryan, Falconer, Sandgren and Ms. Vanzo and one year for Mr. Sander.

Under each of their respective employment agreements, the NEOs are entitled to a base salary, incentive compensation opportunities (both cash and equity) and other employee benefits as determined by the Board. Based on information provided by the Compensation Committee's compensation consultant, the Committee determined that the elements of total compensation and benefits, including the various multiples used for severance calculations in different termination situations, were consistent with prevalent market practice. The Committee regularly reviews the Company's employment arrangements and uses peer data and input from independent experts to determine whether these arrangements continue to be appropriate.

The following scenarios take into account each termination of employment situation – voluntary resignation, discharge for Cause, discharge without Cause, resignation for Good Reason, death and disability – both prior to and following a change-in-control of the Company. The narrative and tables describe the severance or other additional amounts the Company would provide to the NEO or the NEO's beneficiaries as a result. These sections reflect certain assumptions we have made in accordance with applicable SEC rules: that the hypothetical termination of employment or change-in-control occurred on December 30, 2022 and that the value of a share of our common stock on that day was $17.98 which is the closing price of our stock as reported by the Nasdaq Stock Market on December 30, 2022, the last trading day of the year.

The following sections exclude payments and benefits that are not enhanced by a termination of employment or change-in-control. These payments and benefits, which are referred to in the following discussion as the NEO's "vested benefits," include:

- Base salary payable through the date of termination;
- Any other cash compensation earned through the date of termination but not paid, including any amounts earned and vested by not paid under our annual cash incentive program;
- Benefits accrued under our 401(k) Plan, in which all employees participate;
- Accrued vacation pay, group health plan continuation and other similar amounts payable when employment terminates under programs applicable to our salaried employees generally;
- Balances accrued under our deferred compensation plans; and
- Service-based restricted stock and performance share units that have vested prior to the employment termination or change-in-control.

Qualifying Termination

The Company is required to provide certain severance payments to our NEOs in the event of a "qualifying termination." A qualifying termination includes an involuntary termination of employment (other than for Cause) or a resignation of employment for Good Reason, both prior to and following a change-in-control of the Company.

Voluntary Resignation

Prior to an NEO achieving eligibility for retirement under our incentive compensation plan (age 55 with five years of service), we are not obligated to pay any amounts over and above vested benefits in the event of employment termination due to voluntary resignation. All unearned or unvested service-based restricted stock and performance share units will lapse and not vest.

In the event of an NEO's retirement, in addition to receiving vested benefits, the NEO will be treated as if he or she had continued employment through the end of the performance and/or vesting periods for both service-based restricted stock and performance share units. Service-based restricted stock will continue to vest per its original schedule as if the NEO had remained employed. If applicable; performance share units will be deemed earned and paid out and vested at the end of the performance period, also as if the NEO had remained employed.

As of December 31, 2022, and upon age and years of service, Messrs. Scudder, Sander, Sandgren and Ms. Vanzo meet the requirements for retirement upon voluntary resignation. The amount of the payments to Messrs. Scudder, Sander, Sandgren and Ms. Vanzo upon voluntary resignation is set forth in the following table:

Name	Restricted Stock	Performance Shares			
	Unvested Awards	2021-2023 Performance Period	2022-2024 Performance Period	Medical/Life and Outplacement	Total
Michael L. Scudder (1) (3)	—	—	—	$ 48,822	$ 48,822
Mark G. Sander (2) (3)	$ 464,477	—	$ 464,495	$ 107,409	$ 1,036,381
James A. Sandgren	$ 490,944	$ 488,966	$ 329,807	—	$ 1,309,717
Kendra L. Vanzo	$ 243,341	$ 229,191	$ 169,893	—	$ 624,425

(1) Mr. Scudder would not be retirement eligible under his legacy First Midwest award agreements, which require the attainment of age 65. In addition, pursuant to his letter agreement, Mr. Scudder cannot voluntarily retire during his three-year service period. In a voluntary resignation without Good Reason, Mr. Scudder would forfeit his unvested Old National equity awards.

(2) Mr. Sander would not be retirement eligible under his legacy First Midwest award agreements, which require the attainment of age 65 and therefore would only be entitled to receive his 2022 Old National equity awards.

(3) Messrs. Scudder and Sander's employment agreements provide that, following termination for any reason other than for Cause, the executive shall be entitled to maintain health benefits coverage for himself, his spouse and age eligible dependents on the same basis as if the executive's full-time employment continued until the executive and his spouse are Medicare eligible and the executive's dependents are no longer age-eligible for coverage.

Termination for Cause

We are not obligated to pay any amounts over and above vested benefits if an NEO's employment terminates because of discharge for Cause. Under the NEOs' employment agreements, "Cause" generally includes (i) willful and continued failure to perform the NEO's duties under his or her employment agreement, (ii) intentional and continued breach of a material term, condition or covenant of the NEO's employment agreement; (iii) acts of willful misconduct or gross negligence materially injurious to the Company; (iv) willful violation of a material requirement under the Company's Code of Ethics and Business Conduct; (v) willful engagement in illegal conduct, gross misconduct or acts of dishonesty; and (vi) conviction for crimes involving acts of moral turpitude, fraud or dishonesty.

Death or Disability

In the event of an NEOs death, in addition to payment of the NEO's vested benefits, all unvested performance share units and service-based restricted stock will automatically vest and be deemed earned at target.

In the event of an NEO's termination due to disability, in addition to payment of the NEO's vested benefits, the NEO will be treated as if he or she had continued employment through the end of the performance and/or vesting periods for both service-based restricted stock and performance share units. Service-based restricted stock will continue to vest per its original schedule as if the NEO had remained employed. If applicable, performance share units will be deemed earned and paid out and vested at the end of the performance period, also as if the NEO had remained employed.

The following table assumes target performance, and therefore the value of unvested awards and benefits would be the same in event of death or disability. In the case of death, vesting and payments are accelerated. In the case of disability, vesting and payments happen according to their original schedule.

Name	Restricted Stock Awards		Performance Shares		Integration Performance Shares (1)		Retention Award Payments	Medical/Life & Outplacement	Total
	Number	Value	Number	Value	Number	Value			
James C. Ryan, III	86,312	$1,551,890	167,623	$3,013,862	296,063	$5,323,213	—	—	$ 9,888,964
Michael L. Scudder (2)	105,458	$1,896,135	147,122	$2,645,254	—	—	$ 5,400,000	$ 48,822	$ 9,990,210
Mark G. Sander (2)	56,869	$1,022,505	60,247	$1,083,241	—	—	$ 3,550,000	$ 107,409	$ 5,763,155
James A. Sandgren	27,305	$ 490,944	45,538	$ 818,773	164,829	$ 2,963,625	—	—	$ 4,273,343
Brendon B. Falconer	22,260	$ 400,235	33,810	$ 607,904	41,689	$ 749,568	$ 250,000	—	$ 2,007,707
Kendra L. Vanzo	13,534	$ 243,341	22,196	$ 399,084	41,689	$ 749,568	$ 250,000	—	$ 1,641,993

(1) The one-time, performance-based integration awards were earned in early 2023 and vested on March 1, 2023. However, these awards were outstanding as of December 31, 2022 and are therefore included in this table.

(2) Messrs. Scudder and Sander's employment agreements provide that, following termination for any reason other than for Cause, the executive shall be entitled to maintain health benefits coverage for himself his spouse and age eligible dependents on the same basis as if the executive's full-time employment continued until the executive and his spouse are Medicare eligible and the executive's dependents are no longer age-eligible for coverage.

Termination Without Cause; Resignation for Good Reason

Pursuant to the employment agreements, we are generally obligated to pay certain non-change in control severance benefits to the NEO if we terminate his or her employment without cause, or the executive resigns for Good Reason, as it is defined in the applicable employment agreement.

Restrictive Covenants

In any termination scenario, the NEO must satisfy the terms of his or her agreement, including its non-solicitation and non-compete provisions, in order to receive his or her separation benefits.

Good Reason

As defined in each employment agreement, a separation for "Good Reason" must be initiated by the NEO via a notice of termination within 90 days of the occurrence of the underlying conditions, and after the Company has failed to correct the conditions within 30 days of receiving the NEO's notice of termination. Under the NEOs' employment agreements, "Good Reason" generally includes (i) a material reduction in the NEO's titles, duties, responsibilities or authority with the Company; (ii) a reduction in the NEO's base salary or failure to include the NEO with other similarly situated employees in any incentive, bonus or benefit plans as may be offered by the Company from time to time; (iii) a reduction in the NEO's total compensation opportunity; (iv) a change in the primary location at which the NEO is required to perform the duties of his or her employment to a location that is more than a certain distance from the location at which his or her office is located on the effective date of the employment agreement; or (v) the Company's material breach of the employment agreement.

Benefit Continuation

In addition to severance payments which are described in more detail below, in a qualifying termination (both change in control and non-change in control situations), Messrs. Ryan, Sandgren, Falconer and Ms. Vanzo would receive the following benefits: (i) the Company will provide paid group medical coverage for the NEO and the NEO's spouse and dependents for a period of 24 months; (ii) the Company will continue to provide 24 months of term life insurance coverage in substantially the same amount as provided to the NEO immediately before the NEO's termination of employment; and (iii) 12 months of outplacement services.

Following a termination of employment for any reason other than for Cause, Messrs. Scudder and Sander will continue to receive health benefits coverage for themselves, their spouse and their age-eligible dependents (and their spouse shall be entitled to maintain such coverage for herself and such eligible dependents in the event of the NEOs death) on the same basis as if the NEO's full-time employment continued until the NEO and his spouse are eligible for Medicare coverage and NEO's dependents are no longer age-eligible for coverage under the Company's group health insurance policy, provided that the NEO (or his spouse) pays the premium for such coverage on the same cost-sharing basis applicable to full-time active employees.

Severance

In a qualifying termination not related to a change in control, the severance benefits for Messrs. Ryan, Sander, Sandgren and Falconer call for a payment of two times target cash compensation (the sum of annual base salary and annual cash incentive target). For Ms. Vanzo, the multiple is one times target cash compensation. Such non-change in control severance benefits are payable in a single lump sum within 60 days after the date of the NEO's termination of employment.

Per his letter agreement, Mr. Scudder would not be entitled to severance in the event of a qualifying termination during his three-year service period with the Company. In lieu of severance, Mr. Scudder would be entitled to receive the remaining value of the compensation he would have earned during his three-year service period had the termination not occurred. This would include remaining base pay, cash incentive and the cash value for ungranted equity awards through February 2025.

	Non Change-In-Control Severance Payments			Restricted Stock	Performance Shares		Integration Performance Shares (1)		
Name	Base Salary	Short-Term Incentive	Retention and Other Award Payments	2020-2022 Unvested Awards	2021-2023 Performance Period	2022-2024 Performance Period	2022-2024 Performance Period	Medical/Life & Outplacement	Total ($)
James C. Ryan, III	$2,200,000	$2,750,000	—	—	—	—	$5,323,213	$77,352	$10,350,565
Michael L. Scudder (2)	—	—	$15,285,721	$1,896,135	$1,101,742	$1,543,511	—	$48,822	$19,875,931
Mark G. Sander	$1,430,000	$1,215,500	$3,550,000	$1,022,505	$618,764	$464,477	—	$107,409	$8,408,655
James A. Sandgren	$1,200,000	$1,020,000	—	$490,944	$488,966	$329,807	$2,963,625	$63,509	$6,556,851
Brendon B. Falconer	$1,100,000	$880,000	$250,000	—	—	—	$749,568	$63,300	$3,042,868
Kendra L. Vanzo	$425,000	$276,250	$250,000	$243,341	$229,191	$169,893	$749,568	$50,510	$2,393,753

(1) The one-time, performance-based integration awards were earned in early 2023 and vested on March 1, 2023. However, these awards were outstanding as of December 31, 2022 and are therefore included in this table.

(2) As noted in the narrative, Mr. Scudder's letter agreement provides that he would not be entitled to severance if he is terminated during his three-year service period with the Company. In lieu of severance, Mr. Scudder would receive the remaining value of the compensation he would have earned during his three-year service period. The table above captures this remaining value (from January 1, 2023 through February 15, 2025) as well as the unvested value of the retention award granted per the terms of his letter agreement. As such, the compensation Mr. Scudder would receive for a qualifying termination is reduced as he becomes closer to the end of his three-year service period.

Change-in-Control

In a qualifying termination following a change in control, the severance benefits for Messrs. Ryan, Sander, Sandgren and Falconer call for a payment of three times target cash compensation (the sum of annual base salary and annual cash incentive target). For Ms. Vanzo, the multiple is two times target cash compensation. Such change in control severance benefits are payable in a single lump sum within 60 days after the date of the NEO's termination of employment.

As noted previously, per his letter agreement, Mr. Scudder would not be entitled to severance in the event of a qualifying termination during his three-year service period with the Company – including following a change in control. In lieu of severance, Mr. Scudder would be entitled to receive the remaining value of the compensation he would have earned during his three-year service period had the termination not occurred.

Under a qualifying termination following a change in control, all outstanding performance share units will be paid to the NEOs as if target performance had been achieved. Service-based restricted stock awards will vest immediately upon a qualifying termination.

	Change-In-Control Severance Payments			Restricted Stock	Performance Shares		Integration Performance Shares (1)		
Name	Base Salary	Short-Term Incentive	Retention and Other Award Payments	2020-2022 Unvested Awards	2021-2023 Performance Period	2022-2024 Performance Period	2022-2024 Performance Period	Medical/ Life & Outplacement	Total ($)
James C. Ryan, III	$3,300,000	$4,125,000	—	$1,551,890	$1,298,821	$1,715,040	$5,323,213	$77,352	$17,391,316
Michael L. Scudder (2)	—	—	$15,285,721	$1,896,135	$1,101,742	$1,543,511	—	$48,822	$19,875,931
Mark G. Sander	$2,145,000	$1,823,250	$3,550,000	$1,022,505	$618,764	$464,477	—	$107,409	$9,731,405
James A. Sandgren	$1,800,000	$1,530,000	—	$490,944	$488,966	$329,807	$2,963,625	$63,509	$7,666,851
Brendon B. Falconer	$1,650,000	$1,320,000	$250,000	$400,235	$305,588	$302,316	$749,568	$63,300	$5,041,007
Kendra L. Vanzo	$850,000	$552,500	$250,000	$243,341	$229,191	$169,893	$749,568	$50,510	$3,095,003

(1) The one-time, performance-based integration awards were earned in early 2023 and vested on March 1, 2023. However, these awards were outstanding as of December 31, 2022 and are therefore included in this table.

(2) As noted in the narrative, Mr. Scudder's letter agreement provides that he would not be entitled to severance if he is terminated during his three-year service period with the Company. In lieu of severance, Mr. Scudder would receive the remaining value of the compensation he would have earned during his three-year service period. The table above captures this remaining value (from January 1, 2023 through February 15, 2025) as well as the unvested value of the retention award granted per the terms of his letter agreement. As such, the compensation Mr. Scudder would receive for a qualifying termination is reduced as he becomes closer to the end of his three-year service period.

No Tax Gross-Ups

Under Code Section 4999, a 20% excise tax is imposed on change in control payments that are "excess parachute payments" within the meaning of Section 280G(b)(1). In general, the excess parachute payment threshold above which excise taxes are imposed is 2.99 times the base amount (which is the average W-2 compensation over five years). The employment agreements do not contain tax gross ups and adopt a "best after-tax provision" whereby the executive receives the full 280G payment and has the responsibility for any excise tax, or the payment is reduced to the safe harbor amount, whichever will provide the executive the most favorable after-tax position.

CEO PAY RATIO

We believe our executive compensation program must be externally competitive and internally equitable to motivate our employees to create shareholder value. Our Compensation Committee monitors the relationship between the compensation of our executive officers and our non-executive employees. In this respect, the Committee considers the pay relationship based on target compensation opportunities as well as actual compensation received. A majority of our executive officers' pay is variable based on performance. As such, pay ratios can change materially from year to year.

Mr. Ryan's annual total compensation, including the one-time, performance-based integration award, as shown in the Summary Compensation Table for 2022, was $ 11,657,989. Our median employee's total compensation for 2022 was $63,403.

For 2022, the target total direct compensation for Mr. Ryan was set by the Committee at $5,335,000. The ratio of this amount to our median employee's total compensation was 84:1.

Given the strong performance of the Company in 2022, Mr. Ryan's actual total compensation (excluding his one-time, performance-based integration award) was $6,731,501. The ratio of this amount to our median employee's total compensation was 106:1.

When Mr. Ryan's one-time, performance-based integration award is included, as shown in the Summary Compensation Table, the resulting CEO pay ratio was 184:1.

In determining the median employee, a ranked list was prepared of all employees other than our Chief Executive Officer as of October 1, 2022 based on their compensation for 2022. The ranked list of all employees for 2022 had an even number of employees; therefore, the Company was unable to select one median employee. In order to arrive at the median employee total compensation, the Company averaged total compensation of the two employees nearest to the median.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than 10% of the Company common stock to file with the SEC reports showing ownership of and changes of ownership in shares of the Company's common stock and other equity securities. On the basis of reports and representations submitted by the Company's directors, executive officers and greater-than-10% owners, the Company believes that all required Section 16(a) filings for fiscal year 2022 were timely made.

PAY VERSUS PERFORMANCE

The Company believes in the importance of maintaining a strong link between executive pay and company performance. The following disclosure is provided about the relationship between executive compensation actually paid (as defined by SEC rules) and the Company's performance with respect to certain financial metrics. The Compensation Committee did not consider the pay versus performance disclosure when making its incentive compensation decisions. For further information regarding the Company's compensation program, please see *Compensation Discussion and Analysis* beginning on page 41. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to RSUs and PSUs. See *Option Exercises and Stock Vested in 2022* on page 76. In addition, the compensation actually paid to our CEO in the tables below includes a one-time, performance-based integration award earned in 2022.

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total Comp. for CEO (1)	Compensation Actually Paid to CEO (3)	Average Summary Comp. Table Total Comp. for Non-CEO NEOs (2)	Average Compensation Actually Paid to Non-CEO NEOs (3)	Company Total Shareholder Return	Peer Group Total Shareholder Return (4)	Net Income	Adjusted One-Year ROATCE (5)
2022	$ 11,657,989	$ 12,884,815	$ 4,162,215	$ 4,422,936	$ 108.69	$ 116.10	$ 414,169,000	21.1%
2021	$ 3,971,101	$ 4,414,151	$ 1,352,603	$ 1,504,898	$ 106.04	$ 124.74	$ 277,538,000	15.4%
2020	$ 3,708,472	$ 3,847,438	$ 1,250,625	$ 1,328,046	$ 93.93	$ 91.29	$ 226,409,000	14.6%

(1) The CEO for each year is Jim Ryan, who began serving as our CEO in 2019.

(2) Non-CEO NEOs for 2022 include Mike Scudder, Jim Sandgren, Mark Sander and Brendon Falconer.
Non-CEO NEOs for 2021 include Jim Sandgren, Brendon Falconer, Jeff Knight and Kendra Vanzo.
Non-CEO NEOs for 2020 include Jim Sandgren, Brendon Falconer, Jeff Knight and Kendra Vanzo.

(3) To calculate compensation actually paid for the CEO and the average non-CEO NEOs, the following adjustments were made to the Summary Compensation Table total compensation, calculated in accordance with the SEC methodology for determining compensation actually paid for each year shown, excluding rows that are not applicable for the years presented:

	2022		2021		2020	
	CEO	Other NEOs Average	CEO	Other NEOs Average	CEO	Other NEOs Average
Summary Compensation Table (SCT) Total	$11,657,989	$4,162,215	$3,971,101	$1,352,603	$3,708,472	$1,250,625
Deduct: grant date fair value of equity awards granted during fiscal year (FY)	$ 7,736,725	2,030,809	$1,540,832	$ 371,607	$1,424,200	$ 378,303
Add: fair value (FV) as of FY-end of equity awards granted during the year that are outstanding and unvested as of FY-end	$ 8,122,095	$2,162,267	$1,587,472	$ 382,862	$1,198,673	$ 318,399
Add: change as of end of FY in FV of awards granted in any prior year that are outstanding and unvested as of FY-end	$ 692,721	$ 102,279	$ 242,043	$ 62,209	$ 261,685	$ 80,212
Add: change as of the vesting date (from end of prior FY) in FV for any equity awards granted in any prior year that vested during or at the end of the FY	$ 34,096	$ (6,661)	$ 112,394	$ 57,214	$ 64,863	$ 36,006
Add: value of dividends or other earnings paid on stock or option awards not otherwise included in SCT	$ 114,639	$ 33,645	$ 41,973	$ 21,616	$ 37,946	$ 21,107
Compensation Actually Paid	$12,884,815	$4,422,936	$4,414,151	$1,504,898	$3,847,438	$1,328,046

(4) The Company has chosen to use the KRX Index for its peer group.

(5) This non-GAAP financial measure excludes certain items, such as current expected credit loss ("CECL") Day 1 non-PCD provision expense, merger related charges associated with completed acquisitions, gain on sale of health savings accounts, property optimization charges and net securities gains/losses. The equivalent GAAP measure for one-year ROATCE was 16.3%, 14.89% and 13.27% for 2022, 2021 and 2020, respectively. Reference is made to the non-GAAP reconciliation included in the Company's annual report on Form 10-K for the year ended December 31, 2022. Reference is made to the non-GAAP reconciliation included in the Company's annual report on Form 10-K for the year ended December 31, 2022.

Relationship Between Financial Performance and Compensation Actually Paid

Total Shareholder Return. On an individual year basis, the Company's TSR outperformed both the KRX Index and the Company's peer group in 2020 and 2022. In 2021, the Company's TSR was impacted by the announcement of the Merger with First Midwest, which is typical for a period of time following the announcement of a significant merger even when transactional financial metrics, such as ours, are favorable until such time as the combined financial performance is reported. Given this context, the Company's TSR underperformed our peer group and the KRX Index in 2021. As a result, although we outperformed our benchmarks in two of the three individual years and delivered a positive cumulative three-year TSR, we modestly underperformed our peer group and the KRX Index on a cumulative basis for the three-year period ending December 31, 2022.


Compensation Actually Paid versus TSR
$140
$120
$100
$80
$60
$40
$20
$0
Total Shareholder Return
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
Compensation Actually Paid ($mm)
2020
2021
2022
CAP - CEO
CAP - Other NEOs
Company TSR
Peer TSR

Net Income. The Company achieved record net income in 2021 and 2022. For 2022, results were positively impacted by the completion of our Merger with First Midwest, as well as robust broad-based total loan growth, net interest margin expansion, stable low-cost deposits, disciplined expense management and strong credit quality metrics. For 2020, even in the midst of the COVID-19 pandemic, the Company delivered strong net income results, primarily due to its commercial loan production, capital markets revenue and mortgage production, in addition to disciplined expense management and strong credit quality metrics. The Company does not currently use net income as one of its measures for its compensation decisions; however, net income is a key component of EPS, which is a measure used by the Company.


Compensation Actually Paid versus Net Income
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Net Income ($mm)
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
Compensation Actually Paid ($mm)
2020
2021
2022
CAP - CEO
CAP - Other NEOs
Net Income

Adjusted One-Year ROATCE. The Company used adjusted one-year ROATCE as its company-selected measure. The Company used adjusted one-year ROATCE as a metric in its short-term incentive compensation awards for 2020, 2021 and 2022. ROATCE is a key indicator of performance and correlates to higher valuations for common stock of publicly traded bank holding companies. In 2020, 2021 and 2022, the Company exceeded its ROATCE performance targets and our one-year ROATCE has been in the top quartile of our peer group.


Compensation Actually Paid versus One-year ROATCE
25%
20%
15%
10%
5%
0%
One-year ROATCE (%)
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
Compensation Actually Paid ($mm)
2020
2021
2022
CAP - CEO
CAP - Other NEOs
One-year ROATCE

Tabular List (Unranked)

The table below provides an unranked list of the most important financial measures used by the Company to link compensation actually paid (as defined by SEC rules) to the Company's performance in 2022. Each of these financial metrics were used in determining short- or long-term incentive awards, as well as performance-based integration awards in 2022.

Adjusted One-Year EPS
Adjusted One-Year ROATCE
Merger-Related Cost Savings
Three-Year Relative TSR
Three-Year Relative ROATCE

ITEM 2 – APPROVAL OF A NON-BINDING ADVISORY PROPOSAL ON EXECUTIVE COMPENSATION



The Board unanimously recommends that shareholders vote "FOR" approval of the advisory vote on Executive Compensation.

In accordance with applicable SEC requirements, we are seeking advisory shareholder approval of the compensation of our NEOs as disclosed in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, provides our shareholders with the opportunity to endorse or not endorse our executive pay program through the following resolution:

> RESOLVED, that the shareholders advise that they approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the "Compensation Discussion and Analysis" section of this Proxy Statement).

In response to the voting results for the frequency of the "say-on-pay" vote at our 2017 Annual Meeting, we are providing shareholders with the opportunity to provide annually a "say-on-pay" advisory vote.

Because your vote is advisory, it will not be binding upon the Board. However, the Board and the Compensation Committee will take into account the outcome of the vote when making future executive compensation decisions.

We believe that our compensation practices are embedded in a pay-for-performance culture, are consistent with the practices of companies in our peer group and align our executives' interests with those of our shareholders.

We believe our CEO and executive team have successfully managed the Company in a competitive and ever-changing economic and banking environment, including the successful completion of our transformational Merger with First Midwest. In 2022, the Company delivered exceptionally strong operating results. Highlights include the following:

- Adjusted EPS* of $1.96, representing 13% year-over-year growth (top quartile of our peer group and a record for the Company)
- Net interest margin expansion of 0.58% (top quartile of our peer group)
- Adjusted ROATCE* of 21.1% (top quartile of our peer group)
- Adjusted efficiency ratio* of 51.6% (top quartile of our peer group)
- Strong year-over-year total loan growth of 12% and commercial loan production of $8.9 billion (record performance for the Company).
- Continued strong credit quality, with net charge-offs to average loans of 0.06%

- High quality, low cost and granular deposit base with an average cost of deposits of 15 bps in 2022

- Continued addition of critical revenue producing talent across business lines, including the expansion of our commercial banking presence in Kansas City, MO and Detroit, MI and our wealth management group in Scottsdale, AZ, Minneapolis, MN and Nashville, TN

**Includes adjusted, non-GAAP financial measures that exclude certain items, such as current expected credit loss ("CECL") Day 1 non-PCD provision expense, merger related charges associated with completed acquisitions, gain on sale of health savings accounts, property optimization charges and net securities losses. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS $1.50; ROATCE: 16.3%; Efficiency Ratio: 58.0%. Reference is made to the non-GAAP reconciliation included in the Company's annual report on Form 10-K for the year ended December 31, 2022.*

Our Board of Directors recommends a vote FOR this resolution because it believes the practices described in the Compensation Discussion and Analysis section of this Proxy Statement are effective in achieving the Company's goals of rewarding financial performance, aligning our executives' long-term interests with those of our shareholders and fostering the retention of highly talented executives over long and productive careers.

Shareholders are encouraged to carefully review the information provided in this Proxy Statement regarding the compensation of our NEOs in the section captioned "Compensation Discussion and Analysis" beginning on page 41.

ITEM 3 – APPROVAL OF A NON-BINDING ADVISORY PROPOSAL DETERMINING THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION



The Board unanimously recommends that shareholders select a frequency of “1 YEAR” on the proposal recommending the frequency of advisory votes on executive compensation.

In addition to the advisory approval of our executive compensation program, we are also seeking a non-binding determination from our shareholders as to the frequency with which shareholders would have an opportunity to provide an advisory approval of our executive compensation program. We are providing shareholders the option of selecting a frequency of 1 Year, 2 Years or 3 Years, or abstaining. For the reasons described below, we recommend that our shareholders select a frequency of 1 Year, or an annual vote.

Our Board of Directors has determined that an annual advisory vote on the compensation of our NEOs will allow our shareholders to provide timely, direct input on our compensation philosophy, policies and practices as disclosed in our Proxy Statement each year.

We therefore request that our shareholders select “1 Year” when voting on the frequency of advisory votes on executive compensation. Although the advisory vote is non-binding, our Board will review the results of the vote and, consistent with our record of shareholder engagement, take them into account in making a determination concerning the frequency of advisory votes on executive compensation.

ITEM 4 – APPROVAL OF THE OLD NATIONAL BANCORP AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN



The Board unanimously recommends a vote "FOR" the proposal to approve and adopt the Old National Bancorp Amended and Restated Employee Stock Purchase Plan.

The fourth item to be acted upon at the Annual Meeting is the approval of the Old National Bancorp Amended and Restated Employee Stock Purchase Plan (the "ESPP"), which was approved on February 22, 2023 by our Board of Directors. The amended and restated ESPP is being submitted for shareholder approval to enable the Company to continue to grant our employees purchase rights for shares of our common stock that qualify for certain tax treatment under Section 423 of the Internal Revenue Code. The Company desires to continue to maintain the ESPP to encourage and facilitate the purchase of shares of our common stock by our employees by offering our shares at a discount to the market price. The acquisition of shares of our common stock by employees allows our employees to align their interests with those of our shareholders and to encourage the continued achievement of our financial goals. This ESPP is consistent with the Company's overall compensation philosophy, which attempts to place equity in the hands of employees to further instill shareholder considerations and values in the actions of our employees.

Summary of Material Amendments to Employee Stock Purchase Plan

The primary reasons for the amendment and restatement of the ESPP are to:

- Increase the number of shares of the Company's common stock available for purchase under the ESPP. As of March 30, 2023, only 79,064 shares remain available under the ESPP. These remaining shares would not be sufficient for continued purchases by our employees under the ESPP beginning in the fourth quarter of 2023 or the first quarter of 2024. The proposed amendment will increase the aggregate number of shares available for purchase under the ESPP to 1,000,000 shares, which the Company estimates will be sufficient for purchases under the ESPP for an additional 5-7 years. The total shares available under the ESPP would constitute less than 0.5% of our total outstanding shares of common stock as of the Record Date.

- Allow our Compensation Committee to establish, from time to time, the discounted price of the shares at which participants in the ESPP may purchase our common stock at not less than 85% of the fair market value of the shares on the applicable purchase date. Currently, the discount under the ESPP is set at 95% of the fair market value of the shares of common stock on the applicable purchase date.

In addition, we have made several non-material administrative changes to the ESPP.

The following summary of the material features of the ESPP is qualified in its entirety by reference to the full text of the ESPP, which is set out in Appendix 1 to this Proxy Statement.

Eligibility and Participation

The right to purchase shares at a discount under the ESPP, a "purchase right," may be granted only to eligible employees of our Company. All employees of the Company or one of our subsidiaries (including officers) whose customary employment with the Company is at least 20 hours per week and who have been employed for 30 days immediately preceding the offering date (or such longer time as the Compensation Committee may require, not to exceed two years) are eligible to participate in the ESPP, subject to any additional eligibility conditions established by the Compensation Committee. No employee will be eligible for the grant of any purchase rights under the ESPP if, immediately after the purchase rights are granted, the employee owns stock with five percent or more of the total combined voting power or value of all classes of our stock. The Board may provide that employees who are highly compensated employees (within the meaning of Code Section 423(b)(4)(D)) may not be eligible to participate in a particular offering of shares under the ESPP. As of March 30, 2023, approximately 4,000 employees were eligible to participate in the ESPP.

No participant may purchase common stock with a fair market value in excess of $25,000 in any calendar year under the ESPP. "Fair market value" means the closing sale price, as reported on the Nasdaq Stock Market (or the exchange or market on which our common stock is then traded) on the trading day on which the offering period begins.

Common Stock Subject to the ESPP

The current ESPP had a total of 266,726 shares of the Company's common stock available for purchase. As of March 30, 2023, only 79,064 of those authorized shares remain available for purchase. The proposed amendment will increase the aggregate number of shares available for purchase to 1,000,000 shares, which the Company estimates will be sufficient to cover purchases under the ESPP for an additional 5-7 years. The 1,000,000 shares available under the ESPP would equal less than 0.5% of the Company's total outstanding shares of common stock as of the Record Date.

The common stock available for purchase under the ESPP may, at the election of the Compensation Committee, be authorized but unissued shares, treasury shares or shares bought on the open market. If any purchase right granted under the ESPP terminates for any reason without having been exercised, the shares of common stock not purchased under the purchase right will again become available for issuance under the ESPP.

In the event of any stock dividend, stock split, consolidation, reorganization, merger, spinoff or other transaction or event having a similar effect as any of the foregoing, other than one in which the Company is not the surviving corporation, the number and class of shares of our stock that may be purchased under the ESPP, and the selling price and other relevant provisions of the ESPP, will be appropriately adjusted by the Compensation Committee. If the Company is a party to a corporate transaction in which the Company is not the surviving corporation, the Compensation Committee may take any other actions with respect to the ESPP as it deems appropriate.

Administration

The ESPP is administered by the Compensation Committee or an individual or committee appointed by either the Board or the Compensation Committee (the "Administrator"). The Compensation Committee will have the discretionary power to construe, administer and interpret the ESPP; prescribe, amend and rescind administrative rules relating to the ESPP; establish the requirements that will determine an employee's ability to participate in the ESPP and take all other actions that are necessary or appropriate for administration of the ESPP. The Compensation Committee's interpretations, rules and actions under the ESPP are final and binding.

Participation under the ESPP

Participation in the ESPP is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions such employee would like to have withheld to purchase shares of common stock, up to the limit prescribed under the ESPP, which currently is $25,000 in fair market value of our common stock in any single calendar year. In addition, eligible employees may be granted one or more opportunities to purchase shares of common stock under the ESPP over the years provided enough shares of common stock remain available under the ESPP. Accordingly, neither the timing nor amount of future purchases under the ESPP, either by one eligible employee individually or by all eligible employees as a whole, nor the number, names or positions of employees who will be provided with the opportunity to participate in the ESPP are determinable at this time.

Purchase Rights; Purchase Price

From time to time during an offering, the Compensation Committee may select a date on which each eligible employee is granted a purchase right to purchase shares of common stock at the price designated by the Compensation Committee during the purchase period identified by the Compensation Committee (the "Purchase Period"). During each Purchase Period, eligible employees may elect to participate by designating a percentage or dollar amount of his or her compensation to be withheld for the purchase of shares of common stock. A participant may not change his or her contributions during the Purchase Period (other than a complete withdrawal), and a participant's payroll deduction authorization form will remain in effect for successive Purchase Periods unless terminated.

The ESPP provides that the price of shares of common stock purchased pursuant to purchase rights will be an amount not less than 85% of the fair market value of a share of our common stock on the applicable purchase date. The actual percentage will be determined from time to time by the Compensation Committee and currently has been set at 95% of the fair market value of our shares of common stock.

The number of shares of common stock a participant may purchase on each purchase date is determined by dividing the total amount of payroll deductions withheld from the participant's compensation since the prior purchase date under the ESPP by the purchase price.

Exercise of Purchase Rights

The Compensation Committee will establish one or more purchase dates during an offering as of which purchase rights granted pursuant to the ESPP may be exercised and purchases of shares of common stock may be completed. In connection with each offering made under the ESPP, the Compensation Committee may specify a maximum number of shares of common stock that may be purchased at a discount by:

- Any participant on any purchase date during the offering;
- All participants pursuant to the offering; and
- All participants on any purchase date under the offering (when an offering contains more than one purchase date).

If the aggregate purchase of shares of common stock issuable upon exercise of purchase rights granted under the offering exceeds the maximum aggregate number of shares of common stock that remain available for sale under the ESPP, then the maximum number of shares that any participant will be permitted to purchase will be reduced until the total number of shares that all participants, in the aggregate, have elected to purchase equals the total number of shares available for purchase under the ESPP. This reduction will be made proportionately based upon the number of shares for purchase elected by each participant.

Restriction on Sale of Stock

A participant will be prohibited from selling any common stock acquired under the terms of the ESPP until the expiration of the period commencing of each offering date and ending two years later. Notwithstanding the foregoing, the sale restriction will lapse upon the earlier of the death, disability, employment separation or retirement of the participant.

Delivery of Shares to Custodian; Withdrawal of Shares; Dividends

As soon as practicable after each purchase date, the Administrator will cause to be credited to the account of the custodian for the ESPP the aggregate number of shares of common stock purchased by all participants on the purchase date. The custodian will keep accurate records of the beneficial interests of each participant and will provide each participant with periodic statements as directed by the Administrator. The custodian will automatically reinvest cash dividends received on the common stock held by the custodian and allocated to participants' accounts in additional shares of common stock and will facilitate the participant's voting rights attributable to shares held in a participant's account. Participants may direct the custodian, subject to the restrictions in the ESPP and applicable securities laws, to sell the shares held in the participant's account and deliver to the participant the proceeds therefrom, less applicable expenses.

Termination of Employment

If a participant's employment with the Company terminates for any reason, including death, or the participant otherwise ceases to meet the eligibility requirements established by the Compensation Committee, then his or her participation in the ESPP will automatically terminate.

Amendment or Termination of the ESPP

The Compensation Committee may amend or suspend the ESPP at any time in its sole and absolute discretion, provided, that shareholder approval will be sought to the extent necessary and required for the ESPP to satisfy the requirements of Internal Revenue Code Section 423 or other applicable laws or regulations.

The Compensation Committee may terminate the ESPP at any time in its sole and absolute discretion. Unless sooner terminated by the Compensation Committee, the Plan will terminate at the earlier of (i) February 22, 2033 or (ii) the time that all of the shares of common stock reserved for issuance under the ESPP have been issued under the terms of the ESPP.

Upon termination of the ESPP, the Administrator will terminate payroll deductions and will deliver to each participant a statement reflecting the number of shares of common stock paid for in full. The Administrator will refund to the participant any amount allocated to his or her ESPP account that exceeds the amount required to purchase shares of common stock that the participant has elected to purchase. A participant may elect, upon termination of the ESPP, to abandon any or all of his or her purchase rights for shares not yet purchased or issued. If the participant retains no right to purchase shares of common stock, the Administrator will refund to the participant any amount remaining in his or her ESPP account.

Federal Income Tax Consequences

The following is a brief discussion of certain U.S. federal income tax consequences applicable to the ESPP. This discussion is based on current law, is not intended to constitute tax advice, does not address all aspects of U.S. federal income taxation that may be relevant to a particular participant in light of his or her personal circumstances, does not discuss the tax consequences of a participant's death and does not describe foreign, state or local tax consequences, which may be substantially different. Participants under the ESPP are encouraged to consult with their own tax advisors.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Internal Revenue Code Section 423. Under these provisions, no income will be taxable to the participant until the shares purchased under the ESPP are sold or otherwise disposed of.

Upon a sale or other disposition of the shares, a participant will generally be subject to tax that will be dependent upon his or her holding period for those shares. If the shares are sold or otherwise disposed of more than two years from the first day of the offering period and more than one year from the exercise date (the date the stock was purchased by the participant), then the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of the sale or disposition over the purchase price of the shares, or (b) the excess of the fair market value of the shares at the time the purchase right was granted over the purchase price of the shares. Any additional gain or loss will be treated as long-term capital gain or loss. If the shares are sold or otherwise disposed of in a disqualifying disposition (*i.e.*, disposition of the shares before the expiration of the above holding period), the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares were purchased over the purchase price. Any additional gain or loss on the sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period.

In general, the Company is not entitled to a deduction for amounts taxed to a participant. However, if a participant makes a disqualifying disposition (*i.e.*, disposes of the shares prior to expiration of the holding period described above), the Company will be entitled to a deduction equal to the amount the participant must include in income. A person holding common stock acquired under the ESPP who disposes of shares prior to the expiration of the holding periods must notify the Company of the disposition in writing.

Rights Not Transferable

The rights or interests of any participant in the ESPP, or in any common stock or cash to which he or she may be entitled under the ESPP, are not transferable by voluntary or involuntary assignment or by operation of law, or by any other manner other than as permitted by the Internal Revenue Code or by will or the laws of descent and distribution. Only the participant to whom a purchase right is granted may exercise a purchase right. If a participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interests under the ESPP, other than as permitted by the Internal Revenue Code or by will or the laws of descent and distribution, such act will be treated as an automatic withdrawal from the ESPP. No right or interest of a participant in any purchase right will be liable for, or subject to, any lien, obligation, garnishment or liability of the participant.

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee makes their own decision whether, and to what extent, to participate in the ESPP. Accordingly, the benefits or number of shares that will be received in the future by individual employees or groups of employees under the ESPP are not determinable. In addition, our non-employee directors are not eligible to participate in the ESPP.

The table below shows, as to the listed individuals and specified groups, the number of shares of common stock purchased under the ESPP during 2022:

Name	Number of Shares Purchased Pursuant to the ESPP in 2022
NEOS	
James C. Ryan, III	155
Michael L. Scudder	—
Mark G. Sander	—
James A. Sandgren	464
Brendon B. Falconer	—
Kendra L. Vanzo	—
All Executive Officers, as a Group (12 persons)	2,927
All Non-Employee Directors, as a Group (14 persons)	N/A*
All Other Employees	55,350

*Our non-employee directors are not eligible to participate in the ESPP

Equity Compensation Plan Information

The following table sets forth information regarding our existing equity plans, as of December 31, 2022.

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options Warrants, and Rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,955,153	$17.46	9,103,611
Equity compensation plans not approved by security holders	—	—	—
Total	3,955,153	$17.46	9,103,611

As of December 31, 2022, 9.1 million shares remained available for issuance under the Company's Equity Incentive Plan.

ITEM 5 – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

The Board proposes the ratification by the shareholders at the Annual Meeting of the Audit Committee's appointment of Deloitte & Touche LLP, as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year ending December 31, 2023. Although ratification by the shareholders of the Company's independent registered public accounting firm is not required, the Company deems it desirable to continue its established practice of submitting such selection to our shareholders. In the event the appointment of Deloitte & Touche LLP is not ratified by shareholders, the Audit Committee of the Board will consider appointment of other independent registered public accounting firms for the fiscal year ending December 31, 2023, but may determine to retain Deloitte & Touche LLP nonetheless. A representative of Deloitte & Touche LLP will attend the virtual Annual Meeting and will have the opportunity to make a statement or respond to any questions that shareholders may have.

As previously disclosed, on August 16, 2022, the Audit Committee of the Board approved the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Crowe LLP served as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year ended December 31, 2022. The reports of Crowe LLP on the Company's consolidated audited financial statements as of and for the fiscal years ended December 31, 2020 and December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's fiscal years ended December 31, 2020 and December 31, 2021 and the subsequent interim period through August 16, 2022, (i) there were no disagreements (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between the Company and Crowe LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Crowe LLP, would have caused it to make reference to the subject matter of the disagreements in any of its reports on such consolidated audited financial statements of the Company and (ii) there were no reportable events (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Crowe LLP with a copy of the above disclosures and received a letter from Crowe LLP addressed to the SEC stating that it agrees with the above statements. A copy of Crowe LLP's letter was filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the SEC on August 22, 2022.

During the Company's fiscal years ended December 31, 2020 and December 31, 2021, and the subsequent interim period through August 16, 2022, neither the Company, nor anyone on the Company's behalf, consulted with Deloitte & Touche LLP regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor any oral advice was provided to the Company that Deloitte & Touche LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter or event as described in Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K.

FEES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table sets forth the approximate fees for services rendered by Crowe LLP for fiscal years 2022 and 2021 to the Company and its subsidiaries, as well as expenses incurred in connection with these services.

	2022	2021
Audit Fees	$ 2,874,500	$ 1,664,000
Audit Related Fees	$ 69,000	—
Tax Fees	—	—
All Other Fees	—	$ 58,500
Total	**$ 2,943,500**	**$ 1,722,500**

Audit Fees

Audit Fees consist of fees for professional services and related services rendered for the audits of (i) the Company's consolidated financial statements and its internal control over financial reporting as of December 31, 2022 and 2021, (ii) the limited reviews of the interim consolidated financial statements included in quarterly reports on Form 10-Q, (iii) the services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements and (iv) other services that generally only the principal accountant can provide. These services included fees for the audit of the merger of equals transaction in 2022, the audit of financial statements of Indiana Old National Insurance Company in 2022 and 2021, HUD audits for 2022 and 2021 and consents in connection with registration statements filed by the Company with the SEC in 2022 and 2021.

Audit Related Fees

SSAE 18 (SOC 1) examination services were provided covering an examination of controls for First Midwest Bank's wealth management fiduciary services transaction processing in 2022.

All Other Fees

All Other Fees consist of fees for all other services provided other than those described above. These fees for 2021 represent consulting services related to anti-money laundering ("AML") transaction monitoring.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted procedures for pre-approving all audit and non-audit services provided by the independent registered public accounting firm; all of the fees and services described above were pre-approved under these procedures. The Audit Committee also will pre-approve non-audit services that are permissible under the Sarbanes-Oxley Act of 2002 and the rules of the SEC on a case-by-case basis. The Audit Committee may delegate pre-approval authority to one or more of its members. Such pre-approvals are reported to the Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised of six independent directors meeting the applicable requirements of the SEC and Nasdaq. Each member of the Audit Committee has the ability to "read and understand financial statements" as required by the Nasdaq listing requirements. Additionally, three of the members, Stephen C. Van Arsdell, Thomas L. Brown and Ryan C. Kitchell, qualify as "Audit Committee Financial Experts" as defined by the SEC and have been so designated.

Audit Committee Responsibilities and Actions

The Audit Committee's key responsibilities are set forth in its charter, which has been approved by the Board and which is available on the Company's website. The principal responsibilities of the Audit Committee are, among others, to assist the Board in its oversight of:

(i) the integrity of the Company's financial statements;

(ii) the appointment, independence, qualifications and performance of the independent registered public accounting firm;

(iii) the scope and results of the independent registered public accounting firm's audits and other services, if any;

(iv) the Company's system of internal controls over financial reporting;

(v) the services and performance of the Company's internal audit function;

(vi) the Company's actions in response to matters raised by the independent registered public accounting firm or the internal auditors; and

(vii) the Company's compliance with legal and regulatory requirements in relation to financial reporting.

The Audit Committee reviewed and discussed with management and Crowe LLP the Company's consolidated financial statements for the year ended December 31, 2022 as well as Crowe LLP's reports on its audit of such financial statements and the Company's internal control over financial reporting at December 31, 2022; discussed with Crowe LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; received the required written disclosures and the letter from Crowe LLP under applicable PCAOB standards regarding auditor independence; and discussed with Crowe LLP its independence.

The Audit Committee has established policies and procedures regarding the pre-approval of all services provided by its independent registered public accounting firm; reviewed all proposed audit and non-audit services to be provided by its independent registered public accounting firm; considered whether such services are compatible with maintaining its independent registered public accounting firm's independence; and must pre-approve all such services prior to their performance.

While the Enterprise Risk Committee of the Board has primary oversight responsibility for the Company's compliance activities, the Audit Committee also monitors in an oversight capacity the Company's compliance with banking laws and regulations and other risk management activities that might raise material issues regarding the Company's financial statements, accounting policies or internal controls over financial reporting. In carrying out its oversight responsibilities, the Audit Committee relies on the expertise and knowledge of management, the independent registered public accounting firm and the internal auditors, as follows:

(i) Management is responsible for preparing the Company's financial statements in accordance with U.S. generally accepted accounting principles and for maintaining appropriate internal controls over financial reporting.

(ii) The Company's independent registered public accounting firm is responsible for conducting audits of the Company's financial statements and the Company's internal controls over financial reporting and rendering its reports thereon.

(iii) The Company's internal auditors are responsible for evaluating the adequacy and effectiveness of the Company's processes and system of internal controls to achieve the Company's stated goals and objectives.

It is not the duty of the Audit Committee to plan or conduct audits related to the Company's financial statements or internal controls nor to conduct other types of audits, accounting reviews or similar procedures.

Sarbanes-Oxley Act of 2002

As required by the Sarbanes-Oxley Act of 2002, the Audit Committee has established procedures for the confidential submission of employee concerns regarding accounting, auditing or internal control matters. These procedures provide for appropriate monitoring and follow-up on any such matters submitted. In addition, the Company's Chief Audit Executive and Ethics Officer is charged with promptly reporting to the Audit Committee any matter of which the Chief Audit Executive and Ethics Officer becomes aware involving any serious or potentially serious breach of the Code of Business Conduct and Ethics or other Company policies involving any accounting or auditing matters, allegations of fraud, or misconduct by senior management.

Conclusion

In reliance on the matters and discussions referred to above, the reports of management and the independent registered public accounting firm and the representations of management, the Audit Committee recommended to the Board that the Company's audited financial statements as of and for the year ended December 31, 2022 be included in the Company's Annual Report on Form 10-K for the same year, as filed with the SEC.

Members of the Audit Committee

Stephen C. Van Arsdell, Chairperson
Thomas L. Brown
Daniel S. Hermann
Ryan C. Kitchell
Michael J. Small
Katherine E. White

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2024 ANNUAL MEETING

Proposals submitted by shareholders under SEC Rule 14a-8 to be presented at our 2024 annual meeting of shareholders must be received by the Company at its principal executive office no later than November 29, 2023 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Any such proposals should be received by our Corporate Secretary at P.O. Box 718, Evansville, Indiana 47705-0718 no later than November 29, 2023.

Proposals for director nominations and other proposals submitted by shareholders under our By-Laws outside of SEC Rule 14a-8 (but not necessarily included in our proxy statement for that meeting) in connection with our 2024 annual meeting of shareholders must comply with the requirements of our By-Laws and be received by the Company at its principal executive office no later than January 11, 2024. Any such nomination should be received by our Corporate Secretary at P.O. Box 718, Evansville, Indiana 47705-0718 no later than January 11, 2024.

All nominations of persons to serve as directors of the Company must be made in accordance with the requirements contained in the Company's By-Laws. In addition to satisfying the requirements contained in the Company's By-Laws, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 of the Securities Exchange Act of 1934 no later than March 11, 2024.

ANNUAL REPORT

Upon written request, the Company will provide, without charge, to each shareholder who does not otherwise receive a copy of the Company's annual report to shareholders with a copy of the Company's annual report on Form 10-K filed with the SEC for the year ended December 31, 2022. Requests should be addressed to:

Old National Bancorp
c/o Corporate Secretary
P. O. Box 718
Evansville, Indiana 47705-0718

OTHER MATTERS

The Board does not know of any matters for action by shareholders at the 2023 Annual Meeting other than the matters described in the accompanying Notice of Annual Meeting. However, the enclosed Proxy Card will confer upon the named proxies authority with respect to matters which are not known to the Board at the time of the printing hereof and which may properly come before the Annual Meeting. It is the intention of the persons named as proxies to vote pursuant to the Proxy Card with respect to such matters in accordance with their judgment.

It is important that proxies should be returned promptly. Shareholders are requested to complete, sign and return their proxies in order that a quorum for the Annual Meeting may be assured. You may also vote your proxy via the Internet or by telephone. If you do not vote your proxy via the Internet or by telephone, then it may be mailed in the enclosed envelope, to which no postage need be affixed.

APPENDIX 1

OLD NATIONAL BANCORP

AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I

INTRODUCTION

Section 1.01 Purpose. The Old National Bancorp Employee Stock Purchase Plan (the "Plan") is established and maintained by Old National Bancorp. The purpose of the Plan is to encourage and facilitate the purchase of shares of Common Stock by Eligible Employees to align their interests with those of our shareholders. The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Code Section 423. The provisions of the Plan will be construed in a manner consistent with the requirements of Code Section 423 and any provision of this Plan that is determined to be inconsistent with Code Section 423 shall be reformed to comply with Code Section 423.

Section 1.02 Term. The term of the Plan will commence on the Effective Date and, unless terminated earlier pursuant to Section 9.02, shall have a term of ten years from the Effective Date.

Section 1.03 Administration. The Committee has the sole and absolute discretionary power to construe, administer and interpret the Plan and to resolve any ambiguities hereunder; to prescribe, amend and rescind administrative rules relating to the Plan; to set the eligibility provisions for participation in the Plan; and to take all other actions that are necessary or appropriate for administration of the Plan provided that the Plan shall in all respects be construed, interpreted and applied so as to comply with the requirements for an "employee stock purchase plan" within the meaning of Code section 423(b). The Committee's interpretations, rules and actions are final and binding upon all concerned and, in the event of judicial review, are entitled to the maximum deference allowable by law. The Committee will not be liable for any decision, determination or action taken in good faith in connection with the administration of the Plan.

Section 1.04 Authorized Shares. Subject to adjustment as provided in Article VII, the maximum number of shares of Common Stock which shall be made available for sale under the Plan shall be One Million (1,000,000) shares. The Common Stock to be sold under the Plan may, at the election of the Committee, be authorized but unissued shares, treasury shares or shares bought on the open market or otherwise. If any Purchase Right terminates without having been exercised, the shares of Common Stock not purchased under the Purchase Right will again become available for issuance under the Plan.

Section 1.05 Definitions. The following words and phrases will have the meanings set forth below when used in the Plan, unless a different meaning is plainly required by the context. All other defined terms in this Plan will have the meanings specified in the various Articles and Sections of the Plan in which they appear.

(a) **"Account"** means the bookkeeping account established by the Administrator for each Participant to which the Participant's Contributions are credited.

(b) **"Administrator"** means the Committee or other individual(s) delegated by the Board or the Committee from time to time to administer the Plan.

(c) **"Board"** means the Board of Directors of the Company.

(d) **"Code"** means the Internal Revenue Code of 1986, as amended. References to sections of the Code include references to the applicable regulations, rules and interpretations thereunder and any such successor statutes, regulations, rules and interpretations.

(e) **"Committee"** means the Talent Development and Compensation Committee of the Board.

(f) **"Common Stock"** means the common stock of the Company, no par value per share.

(g) **"Company"** means Old National Bancorp, an Indiana corporation.

(h) **"Compensation"** means the Participant's wages, salaries, and other amounts received for personal services actually rendered in the course of employment with a Participating Company to the extent that the amounts are includible in gross income, including, but not limited to, commissions paid, cash bonuses and compensation deferrals and catch-up contributions made on the Participant's behalf to the Old National Bancorp Employee Stock Ownership and Savings Plan that would have been reported as taxable income but for his or her compensation deferral or catch-up contribution election, and the amount that was not reported as taxable income as a result of an election made by the Participant under a Code Section 125 plan or by reason of Code Section 132(f). Compensation does not include:

(i) contributions made by the Participating Company to a qualified plan to the extent that, before application of Code Section 415 to that plan, the contributions are not includible in the gross income of the Participant for the year in which contributed;

(ii) any distribution from a plan of deferred compensation, except that any amounts received by a Participant pursuant to an unfunded non-qualified plan may be included in the year that the amounts are included in gross income;

(iii) amounts realized from the exercise of a non-qualified stock option or from stock or property that is currently taxable under Code Section 83;

(iv) amounts realized from the sale, exchange or other disposition of stock acquired through the exercise of a qualified or incentive stock option;

(v) non-qualified stock options which are includible in gross income in the year granted;

(vi) other amounts that receive special tax benefits, such as premiums for group term life insurance to the extent not included in gross income, or contributions made by the Participating Company toward the purchase of an annuity contract described in Code Section 403(b);

(vii) medical benefits that are includible in gross income;

(viii) moving expenses paid or reimbursed by the Participating Company if not deductible; and

(ix) fringe benefits (cash and non-cash), reimbursements or other expense allowances, deferred compensation and welfare benefits.

(i) **"Contributions"** means the Participant's payroll deductions used to fund the exercise of a Purchase Right. Contributions will be withheld from the first two payrolls of each month of an Offering Period.

(j) **“Corporate Transaction”** means any stock dividend, stock split, consolidation, reorganization, merger, spinoff or similar transaction or event having an effect similar to any of the foregoing, or other corporate event described in Code Section 424.

(k) **“Effective Date”** means February 22, 2023, the date as of which the Plan was effectively amended and restated; provided, however, no Purchase Rights will be exercised until the Plan has been approved by the Company’s shareholders within 12 months before or after the date the Plan is adopted by the Board.

(l) **“Eligible Employee”** means an Employee who meets the requirements set forth in the Offering for eligibility to participate in the Offering, provided that the Employee also meets the requirements for eligibility to participate as set forth in Article II.

(m) **“Employee”** means any person who renders services to a Participating Company as an employee pursuant to an employment relationship with such employer. For purposes of this Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Participating Company that meets the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months, or such other period of time specified in Treasury Regulation Section 1.421-1(h)(2) and the individual’s right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treasury Regulation Section 1.421-1(h)(2).

(n) **“Exchange Act”** means the Securities Exchange Act of 1934, as amended.

(o) **“Fair Market Value”** means the per share closing price for shares of Common Stock on the applicable date, as reported by the principal exchange or market on which the shares of Common Stock are then listed or regularly traded. If shares of Common Stock are not traded on an exchange or market on the date as of which the determination of Fair Market Value is made, the determination of Fair Market Value will be made in good faith by the Committee in accordance with Treasury Regulation 20.2031-2.

(p) **“Offering”** means the grant to Eligible Employees of Purchase Rights to purchase shares of Common Stock under the Plan.

(q) **“Offering Date”** means a date selected by the Committee for an Offering to commence.

(r) **“Participant”** means an Eligible Employee who elects to participate in the Plan, as provided in Article II.

(s) **“Participating Company” or “Participating Companies”** means the Company and each Subsidiary of the Company.

(t) **“Plan”** means the Old National Bancorp Employee Stock Purchase Plan.

(u) **“Purchase Date”** means one or more dates during an Offering established by the Committee on which Purchase Rights may be exercised and as of which the purchases of shares of Common Stock will be made in accordance with the Offering.

(v) **“Purchase Period”** means a specified period of time which will commence on each Offering Date and cannot exceed 27 months, during which Purchase Rights will be granted.

(w) **“Purchase Right”** means the grant of a right to purchase shares of Common Stock under the Plan.

(x) **“Retirement”** means the date the Participant has attained at least age 55 and been credited with at least five (5) consecutive years of service immediately preceding the Participant’s termination of employment. For purposes of this subsection, “Service” means the Participant’s employment with the Company or a Subsidiary calculated from the most recent service date shown in the Company’s personnel records.

(y) **“Subsidiary”** means, with respect to the Company, a subsidiary of the Company, as defined in Code Section 424(f).

(z) **“Total and Permanent Disability”** means (i) a disability as determined for purposes of the Federal Social Security Act which qualifies the Participant for permanent disability insurance payments in accordance with that act, or (ii) a disability as defined under the Company’s long-term disability plan. A partial disability will not disqualify a Participant even if the disabled Participant receives disability benefits under the Social Security Act for the same period.

ARTICLE II

ELIGIBILITY AND PARTICIPATION

Section 2.01 Eligible Employees.

(a) Except as provided in subsection (b) below, Purchase Rights may be granted only to Eligible Employees of Participating Companies. Except as provided in subsection (b) below, an Employee will be eligible to be granted Purchase Rights under the Plan only if, on the Offering Date, the Employee has been employed by a Participating Company for a continuous period of thirty (30) days preceding the Offering Date, or such other date as the Committee may require, but in no event will the required period of continuous employment be greater than two years. In addition, the Committee may provide that no Employee will be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee’s customary employment with a Participating Company is to work at least twenty (20) hours per week or more and the Employee has been employed for thirty (30) days immediately preceding the Offering Date. The Committee may also provide in an Offering that Employees who are highly compensated employees within the meaning of Code Section 423(b)(4)(D) are not eligible to participate in the Plan.

(b) If a Participant’s employment with a Participating Company terminates for any reason, including death, Total and Permanent Disability or the Participant ceases to be an Eligible Employee, then his or her participation in the Plan will automatically terminate without any act on his or her part as of the date of termination of employment or change in employment status. In this event, the Administrator will grant Purchase Rights to the Participant. The Participant will automatically exercise such Purchase Rights in the Participant’s Account upon termination of employment or change in employment status. A transfer from one Participating Company to another will not be treated as a termination of employment.

Section 2.02 Limitations on Participation. Notwithstanding Section 2.01, no Employee will be eligible for the grant of any Purchase Rights under the Plan if, immediately after any such Purchase Rights are granted, the Employee owns five percent or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary. For purposes of this subsection, Code Section 424(d) will apply in determining the stock ownership of an Employee. Stock that the Employee may purchase under this Plan and any other plan will be treated as stock owned by the Employee.

ARTICLE III

GRANT OF PURCHASE RIGHTS/CONTRIBUTIONS

Section 3.01 Purchase Rights. On each Offering Date, each Eligible Employee, pursuant to an Offering, will be granted a Purchase Right to purchase up to a number of shares of Common Stock, purchasable either with a percentage of Compensation or with a designated dollar amount, as designated by the Committee.

Section 3.02 Limitation on Purchase Rights.

(a) Notwithstanding any other provision in this Plan to the contrary, no Participant may purchase shares of Common Stock under the Plan and all other employee stock purchase plans of the Company or any Subsidiary with a Fair Market Value in excess of $25,000 per calendar year. For purposes of this subsection, Fair Market Value of the Common Stock will be determined at the time the Purchase Right is granted. Employee stock purchase plans not described in Code Section 423 will be disregarded. If a Participant is precluded by this subsection from purchasing additional shares of Common Stock under the Plan, then his or her Contributions will automatically be discontinued.

(b) In the event that Participants elect to purchase more shares than are available under Section 1.04, the maximum number of shares of Common Stock that any Participant will be permitted to purchase will be reduced until the total number of shares that all Participants, in the aggregate, have elected to purchase equals the number of shares available under Section 1.04. This reduction will be made proportionately based upon the number of shares of Common Stock elected by each Participant.

(c) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be an amount not less than 85 percent of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date. as determined by the Committee and set forth in the Offering.

Section 3.03 Contributions.

(a) Subject to Section 3.01 and Section 3.02, each Eligible Employee will designate the percentage or the fixed dollar amount of his or her Compensation, as permitted in the Offering, which he or she elects to have withheld for the purchase of Common Stock by completing and delivering to the Company a payroll deduction authorization election in the manner prescribed by the Administrator. A Participant may begin making Contributions after the beginning of the Offering to the extent permitted in the Offering. Each Participant's Contributions will be recorded in his or her Account. Participants' Accounts will not be credited with interest. All funds recorded in the Accounts will be segregated from the Participating Company's general assets.

(b) A Participant may not change his or her Contributions during the Purchase Period.

(c) Notwithstanding anything in this Article to the contrary, to the extent necessary to comply with Section 2.02 and subsection 3.02(a), a Participant's Contributions may be decreased to zero at any time during a Purchase Period. If a Participant decreases his or her Contributions to zero, the Participant must complete a new payroll deduction authorization election to recommence participation in the Plan at the next Offering Period.

(d) Pending purchases of Common Stock pursuant to a Purchase Right, no interest will accrue or be paid on any amounts of a Participant.

ARTICLE IV

EXERCISE OF PURCHASE RIGHTS

Section 4.01 Purchase Dates. The Committee will establish one or more Purchase Dates during an Offering as of which Purchase Rights granted pursuant to that Offering may be exercised. Purchases of shares of Common Stock will be made in accordance with that Offering. The Company will purchase shares of Common Stock on behalf of each Participant pursuant to Article V as soon as administratively practicable after each Purchase Date. Any Contributions not applied to the purchase of Common Stock will be refunded to the Participant.

Section 4.02 Limitations on Purchases. In connection with each Offering, the Committee may specify either a maximum number of shares of Common Stock that may be purchased by any Participant or by all Participants, or a maximum dollar limit that may be used by any Participant on any or all Purchase Dates during the Offering. If the aggregate purchase of shares of Common Stock upon exercise of Purchase Rights granted under the Offering would exceed the maximum aggregate number, then, in the absence of any Committee action to the contrary, a *pro rata* allocation of the shares of available Common Stock will be made in as nearly a uniform manner as is practicable and equitable.

ARTICLE V

DELIVERY OF SHARES

Section 5.01 Delivery of Shares of Custodian. As soon as practicable after each Purchase Date, the Administrator will cause to be credited to the account of the custodian for the Plan selected by the Committee the aggregate number of shares of Common Stock with respect to which Purchase Rights of all of the Participants were exercised on the Purchase Date.

Section 5.02 Duties of Custodian. The custodian will keep accurate records of the beneficial interests of each Participant in the shares of Common Stock by means of Participants' Accounts under the Plan and will provide each Participant with periodic statements as directed by the Administrator.

(a) The custodian will also, in accordance with procedures adopted by the custodian, facilitate voting rights attributable to shares held in Participants' Accounts.

(b) The custodian will automatically reinvest any cash dividends received by the custodian on Common Stock in Participants' Accounts in additional shares of Common Stock.

(c) The Committee may require that shares of Common Stock be retained with the custodian, or other designated broker or agent, for a designated period of time and/or may establish other procedures to permit tracking of "disqualifying dispositions" of the shares.

Section 5.03 Delivery of Shares to Participants. Shares acquired by Participants under this Plan will not be certificated and will be reflected in the Participant's Account on the books and records of the custodian. In the form and manner established by the Administrator, a Participant may direct the custodian to sell the shares held by the custodian in his or her Account, subject to the restrictions in section 9.02 of the Plan and deliver the proceeds therefrom, less applicable expenses, to the Participant.

ARTICLE VI

WITHDRAWAL FROM PARTICIPATION

Section 6.01 Withdrawal from Current Participation. Subject to subsection 2.01(b), a Participant may elect to cease payroll deductions and withdraw from participation under the Plan at any time up to 30 days prior to a Purchase Date (or such other date specified by the Administrator) by following the procedures prescribed by the Administrator. As soon as administratively practicable after a withdrawal, payroll deductions will cease and all Contributions to the Participant's Account not previously applied to the purchase of Common Stock will be used to purchase such Common Stock. No partial withdrawals will be permitted.

Section 6.02 Effect of Withdrawal on Future Participation. A Participant who has withdrawn from the Plan will not be a Participant in future Purchase Periods unless he or she again enrolls in accordance with the provisions of Article II. Re-enrollment will only be effective as of the commencement of a Purchase Period.

ARTICLE VII

CHANGES IN COMPANY STOCK

In the event of a Corporate Transaction, other than a Corporate Transaction in which the Company is not the surviving corporation, the number and kind of shares of stock or securities of the Company to be subject to the Plan, the maximum number of shares or securities that may be delivered under the Plan, and the selling price and other relevant provisions of the Plan will be appropriately adjusted by the Committee, whose determination will be binding on all Participants and other persons. If the Company is a party to a Corporate Transaction in which the Company is not the surviving corporation, the Committee may take such actions with respect to the Plan as the Committee deems appropriate.

ARTICLE VIII

RESTRICTIONS ON SHARES

Section 8.01 Restrictions on Transfer. The rights or interests of any Participant in the Plan, or in any Common Stock or cash to which he or she may be entitled under the Plan, will not be transferable by voluntary or involuntary assignment or by operation of law, or by any other manner, other than as permitted by the Code or by will or the laws of descent and distribution. Only the Participant to whom a Purchase Right is granted may exercise the Purchase Right. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than as permitted by the Code or by will or the laws of descent and distribution, such act will be treated as an automatic withdrawal under Section 6.01. No right or interest of a Participant in any Purchase Right will be liable for, or subject to, any lien, obligation, garnishment or liability of the Participant.

Section 8.02 Restrictions on Sale. Participants are prohibited from selling any shares of Common Stock acquired under the terms of the Plan until the expiration of the period commencing on each Offering Date and ending two years later. Notwithstanding the foregoing, the sale restriction will lapse upon the first to occur of the Participant's death, Total and Permanent Disability, Retirement or termination of employment with a Participating Company.

Section 8.03 Restrictive Legend. Any certificate issued to evidence shares of Common Stock for which a Purchase Right is exercised may bear such legends and statements as the Company or the Committee deems advisable to assure compliance with federal and state laws and regulations and any other restrictions. Such legends and statements may include, but are not limited to, restrictions on transfer.

Section 8.04 Investment Representations and Warranties. As a condition to the exercise of the Purchase Right, the Company may require a Participant to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute the shares. At the option of the Company, a stop transfer order against any shares of Common Stock may be placed on the official stock books and records of the Company, and a legend indicating that the Stock may not be pledged, sold or otherwise transferred may be stamped on the stock certificate in order to assure exemption from registration, unless an opinion of counsel of the Participant is provided (concurred with by counsel for the Company) stating that the transfer is not in violation of any applicable law or regulations. The Committee may also require such other action or agreement by the Participant as may from time to time be necessary to comply with the federal and state securities laws. This provision will not obligate any Participating Company to undertake registration of Purchase Rights or Common Stock hereunder.

ARTICLE IX

AMENDMENT AND TERMINATION

Section 9.01 Amendment. The Committee has the power and authority. at any time and from time to time, in its sole and absolute discretion to amend or suspend the Plan. Notwithstanding the foregoing, shareholder approval will be sought to the extent necessary and required for the Plan to satisfy the requirements of Code Section 423 or other applicable laws or regulations.

Section 9.02 Termination. The Committee may terminate the Plan at any time in its sole and absolute discretion. Unless sooner terminated by the Committee, the Plan will terminate at the earlier of (i) ten years from the Effective Date or (ii) the time that all of the shares of Common Stock reserved for issuance under the Plan, as increased and/or adjusted from time to time, have been issued under the terms of the Plan. No Purchase Rights may be granted under the Plan after the Plan is terminated. Upon termination of the Plan, the Administrator will terminate payroll deductions and, unless the Participant elects to abandon his or her shares, will deliver to each Participant a statement reflecting the number of shares of Common Stock paid for in full. A Participant may elect, upon termination of the Plan, to abandon all or any number of the shares of Common Stock then purchasable by and not yet issued. The Administrator will refund to the Participant any amount in the Account contributed by the Participant that exceeds the amount necessary to purchase the number of shares of Common Stock the Participant elects to purchase and not abandon. If the Participant retains no right to purchase shares of Common Stock, the Administrator will refund to the Participant any amount in the Account contributed by the Participant. Any Contributions remaining in the Accounts will be refunded to the Participants as soon as administratively practicable after termination of the Plan.

ARTICLE X

MISCELLANEOUS

Section 10.01 Disqualifying Dispositions. In order for tax treatment under Code Section 421 to apply to the Common Stock acquired hereunder, the Participant is generally required to hold the shares of Common Stock for two years after the Offering Date of a Purchase Right through which shares of Common Stock were acquired and for one year after the transfer of Common Stock to the Participant. A person holding Common Stock acquired hereunder who disposes of shares prior to the expiration of the holding periods (a “disqualifying disposition”) must promptly notify the Company of the disposition in writing.

Section 10.02 Tax Withholding. At the time the Purchase Right is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of, the Participant must make adequate provisions for the Participating Company's federal, state or other tax withholding obligations, if any, that arise upon the exercise of the Purchase Right or the disposition of the Common Stock. At any time, the Participating Company may, but will not be obligated to, withhold from the Participant's Compensation the amount necessary for the Participating Company to meet applicable withholding obligations, including without limitation any withholding required to make available to the Participating Company any tax deductions or benefits attributable to the sale or early disposition of Common Stock purchased by the Participant.

Section 10.03 Shareholder Rights. No Participant will have rights or privileges of a shareholder of the Company with respect to any shares of Common Stock subject to Purchase Rights unless and until the Participant's share of Common Stock acquired upon exercise of Purchase Rights are recorded on the books and records of the Company, its custodian or the Company's stock transfer agent.

Section 10.04 No Effect on Employment or Service. Neither the Plan nor an Offering will confer upon any Participant any right to continued employment by a Participating Company or interfere with or limit in any way the right of a Participating Company to terminate any Participant's employment or service at any time. Employment with a Participating Company is on an at-will basis only, unless otherwise provided by a written employment agreement, if any, between the Participant and a Participating Company. If there is any conflict between the provisions of the Plan and an employment agreement between a Participant and a Participating Company, the provisions of the employment agreement will control, unless the conflict results from complying with the requirements of Code Section 423.

Section 10.05 Incapacity of Participant or Beneficiary. If any person entitled to receive a distribution under the Plan is physically or mentally incapable of personally receiving and giving a valid receipt for any payment due (unless prior claim therefor will have been made by a duly qualified guardian or other legal representative), then, unless and until claim therefor will have been made by a duly appointed guardian or other legal representative of the person, the Participating Company may provide for the payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of the person. Any such payment will be a payment for the account of such person and a complete discharge of any liability of the Participating Company and the Plan therefor. A Participant may file, on forms supplied by the Administrator, a written designation of beneficiary who is to receive any shares of Common Stock and cash in respect of any fractional shares of Common Stock, if any, from the Participant's Account under this Plan in the event of such Participant's death; provided that for any Participant who is married at the time of his or her death, such Participant's spouse shall be deemed to be the beneficiary unless the spouse has consented to the Participant's designation of another individual(s) as beneficiary(ies) in a form acceptable to the Administrator. Such designated beneficiary(ies) shall also receive any cash withheld through payroll deductions and credited to the Participant's notional account in the event of the Participant's death prior to the Purchase Date of any Purchasing Period.

Section 10.06 Compliance with Securities Laws. The sale and delivery of shares of Common Stock under the Plan will be in compliance with applicable statutes, laws, rules and regulations, including without limitation the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations and the regulations of any stock exchange or other securities market on which the Company's securities may then be traded. Further, all Common Stock acquired pursuant to the Plan will be subject to the Company's policies concerning compliance with securities laws, rules and regulations, as such policies may be amended from time to time. The terms and conditions of Purchase Rights granted hereunder to, and the purchase of shares by, persons subject to Section 16 of the Exchange Act will comply with any applicable provisions of Rule 16b-3. As to such persons, the Plan will be deemed to contain, and such Purchase Rights will contain, and the shares issued upon exercise thereof will be subject to, such additional conditions and restrictions as may be required from time to time by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

Section 10.07 Governing Law. The Company's obligation to offer, issue, sell, deliver or repurchase Common Stock under the Plan is at all times subject to all approvals of and compliance with any governmental authorities required in connection with the authorization, offer, issuance, sale, delivery or repurchase of Common Stock as well as all federal, state, local and foreign laws. This Plan and all determinations made hereunder, and action taken pursuant hereto will be governed by and construed in accordance with the laws of the State of Indiana (without regard to choice or conflict of law principles thereof).

Section 10.08 Administrative Costs. All costs and expenses incurred in administering the Plan will be paid by the Participating Company, except that any brokerage fees incurred upon the sale of shares of Common Stock will be paid by the Participant.

Section 10.09 Mistake of Facts. Any mistake of fact or misstatement of facts will be corrected when it becomes known by a proper adjustment to an Offering.

Section 10.10 Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person relying thereon considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 10.11 Notices. Any notice or document required to be given to or filed with the Company, Committee or Administrator will be properly given or filed if delivered (and a delivery receipt is received) or mailed by certified mail, return receipt requested, postage prepaid, to One Main Street, Evansville, Indiana 47708, Attention: Corporate Secretary.

Section 10.12 Headings. The headings in the Plan have been inserted for convenience of reference only and will not affect the construction of the provisions hereof.

Section 10.13 Spendthrift Clause. No benefit or interest available hereunder will be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors of the Participant or the Participant's designated beneficiary, either voluntarily or involuntarily.

Section 10.14 Severability. If any provision of the Plan is held to be invalid for any reason, such invalidity will not affect the remaining provisions hereof; instead, each provision will be fully severable and the Plan will be construed and enforced as if such invalid provision had never been included herein.

Section 10.15 Committee Actions. Any and all actions, determinations, interpretations and decisions taken or made by the Committee and all powers and authority exercised by the Committee under this Plan shall be in the Committee's sole and absolute discretion. In addition, the Committee shall have the sole and absolute power to interpret, or resolve any questions or ambiguities under, this Plan.

* * *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number 001-15817

Old National Bancorp

(Exact name of the Registrant as specified in its charter)

Indiana	**35-1539838**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Main Street **Evansville, Indiana**	**47708**
(Address of principal executive offices)	(Zip Code)

(800) 731-2265
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	**ONB**	**The NASDAQ Stock Market LLC**
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	**ONBPP**	**The NASDAQ Stock Market LLC**
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	**ONBPO**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates on June 30, 2022, was $4,281,188,738 (based on the closing price on that date of $14.79). In calculating the market value of securities held by non-affiliates of the registrant, the registrant has treated as securities held by affiliates as of June 30, 2022, voting and non-voting stock owned of record by its directors and principal executive officers, and voting and non-voting stock held by the registrant's trust department in a fiduciary capacity for benefit of its directors and principal executive officers. This calculation does not reflect a determination that persons are affiliates for any other purposes.

The number of shares outstanding of the registrant's common stock, as of January 31, 2023, was 292,923,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

OLD NATIONAL BANCORP
2022 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

As used in this report, references to "Old National," "the Company," "we," "our," "us," and similar terms refer to the consolidated entity consisting of Old National Bancorp and its wholly-owned subsidiaries. Old National Bancorp refers solely to the parent holding company, and Old National Bank refers to Old National Bancorp's bank subsidiary.

The acronyms and abbreviations identified below are used throughout this report, including the Notes to Consolidated Financial Statements. You may find it helpful to refer to this page as you read this report.

ACH: Automated Clearing House
AOCI: accumulated other comprehensive income (loss)
AQR: asset quality rating
ASC: Accounting Standards Codification
ASU: Accounting Standards Update
ATM: automated teller machine
BBCC: business banking credit center (small business)
CECL: current expected credit loss
CFPB: Consumer Financial Protection Bureau
Common Stock: Old National Bancorp common stock, no par value
COVID-19: coronavirus disease 2019
DTI: debt-to-income
FASB: Financial Accounting Standards Board
FDIC: Federal Deposit Insurance Corporation
FHLB: Federal Home Loan Bank
FHLBI: Federal Home Loan Bank of Indianapolis
FHTC: Federal Historic Tax Credit
FICO: Fair Isaac Corporation
First Midwest: First Midwest Bancorp, Inc.
GAAP: U.S. generally accepted accounting principles
GDP: gross domestic product
LGD: loss given default
LIBOR: London Interbank Offered Rate
LIHTC: Low Income Housing Tax Credit
LTV: loan-to-value
N/A: not applicable
N/M: not meaningful
NASDAQ: The NASDAQ Stock Market LLC
NMTC: New Markets Tax Credit
NOW: negotiable order of withdrawal
OCC: Office of the Comptroller of the Currency
PCD: purchased credit deteriorated
PD: probability of default
PPP: Paycheck Protection Program
Renewable Energy: investment tax credits for solar projects
SEC: U.S. Securities and Exchange Commission
TDR: troubled debt restructuring
UMB: UMB Bank, n.a.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. These statements include, but are not limited to, descriptions of Old National's financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "should," and "will," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: the continued effects of the COVID-19 pandemic and related variants and mutations, including the continued effects on our business, operations, and employees as well as the businesses of our customers; competition; government legislation, regulations and policies; the ability of Old National to execute its business plan, including the completion of the integration related to the merger between Old National and First Midwest, and the achievement of the synergies and other benefits from the merger; unanticipated changes in our liquidity position, including but not limited to changes in our access to sources of liquidity and capital to address our liquidity needs; changes in economic conditions which could materially impact credit quality trends and the ability to generate loans and gather deposits; inflation and governmental responses to inflation, including increasing interest rates; market, economic, operational, liquidity, credit, and interest rate risks associated with our business; our ability to successfully manage our credit risk and the sufficiency of our allowance for credit losses; uncertainty about the discontinued use of LIBOR and the transition to an alternative rate; failure or circumvention of our internal controls; operational risks or risk management failures by us or critical third parties, including without limitation with respect to data processing, information systems, cybersecurity, technological changes, vendor issues, business interruption, and fraud risks; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigation; disruptive technologies in payment systems and other services traditionally provided by banks; failure or disruption of our information systems; computer hacking and other cybersecurity threats; the effects of climate change on Old National and its customers, borrowers, or service providers; other matters discussed in this report; and other factors identified in filings with the SEC. These forward-looking statements are made only as of the date of this report and are not guarantees of future results or performance.

Such forward-looking statements are based on assumptions and estimates, which although believed to be reasonable, may turn out to be incorrect. Therefore, undue reliance should not be placed upon these estimates and statements. We cannot assure that any of these statements, estimates, or beliefs will be realized and actual results or outcomes may differ from those contemplated in these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise after the date of this report. You are advised to consult further disclosures we may make on related subjects in our filings with the SEC.

Investors should consider these risks, uncertainties, and other factors in addition to the factors under the heading "Risk Factors" included in this filing and our other filings with the SEC.

PART I

ITEM 1. BUSINESS

COMPANY PROFILE

Old National Bancorp, the financial holding company of Old National Bank, our wholly-owned banking subsidiary ("Old National Bank"), is incorporated in the state of Indiana and is the sixth largest Midwestern bank by asset size with consolidated assets of $46.8 billion at December 31, 2022. The Company's corporate headquarters and principal executive office are located in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Through our wholly-owned banking subsidiary, we provide a wide range of services primarily throughout the Midwest region and elsewhere, including commercial and consumer loan and depository services, private banking, brokerage, trust, investment advisory, and other traditional banking services.

On February 15, 2022, Old National completed its previously announced merger of equals transaction with First Midwest pursuant to an agreement and plan of merger, dated as of May 30, 2021, to combine in an all-stock transaction. The merger of equals of Old National and First Midwest partners two highly compatible organizations with over 270 combined years of service and a shared relationship banking focus, consistent business models and credit cultures, and an unwavering commitment to community. The combined organization has a presence in the six largest metro markets in the Midwest, strong commercial banking capabilities, a robust retail footprint, a significant wealth management platform, and an enhanced ability to attract talent. The combined organization also creates the scale and profitability to accelerate digital and technological capabilities to drive future investments in consumer and commercial banking, as well as wealth management services.

THE BANK

Old National Bank traces its roots to 1834 and is the oldest company in Evansville, Indiana. At December 31, 2022, Old National Bank operated 263 banking centers located primarily throughout the Midwestern United States, including Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, and Wisconsin. Each of the banking centers of Old National Bank provides a group of similar community banking services, including such products and services as commercial, real estate, and consumer loans; deposits; and brokerage, trust, and investment advisory services. The individual banking centers located throughout our Midwest footprint have similar operating and economic characteristics.

We earn interest income on loans as well as fee income from the origination of loans. Lending activities include loans to individuals, which primarily consist of home equity lines of credit, residential real estate loans, and consumer loans, and loans to commercial clients, which include commercial loans, commercial real estate loans, agricultural loans, letters of credit, and lease financing. Residential real estate loans are either kept in our loan portfolio or sold to secondary investors, with gains or losses from the sales being recognized.

We strive to serve individuals and commercial clients by providing depository services that fit their needs at competitive rates. We pay interest on interest-bearing deposits and receive service fee revenue on various accounts. Deposit accounts include products such as noninterest-bearing demand, interest-bearing checking and NOW, savings and money market, and time deposits. Debit and ATM cards provide clients with access to their accounts 24 hours a day at any ATM location. We also provide 24-hour telephone access and online banking as well as other electronic and mobile banking services.

In addition to providing lending and deposit services, we offer comprehensive wealth management, investment, and foreign currency services. For businesses, we provide treasury management, merchant, and capital markets services as well as community development lending and equity investment solutions intended to produce jobs and revitalize our communities.

HUMAN CAPITAL RESOURCES

At December 31, 2022, we employed 3,967 full-time equivalent team members. Old National respects, values, and welcomes diversity in our team members, clients, suppliers, and marketplace. We seek to maintain an inclusive environment and recognize the unique contribution each individual brings to our company, and we are fully committed to supporting a rich culture of diversity as a cornerstone to our success. Old National provides professional development opportunities to team members and seeks to improve retention, development, and job satisfaction of team members from diverse groups by providing career skills training, peer mentoring, and opportunities to interact with senior leaders. To attract and retain our group of skilled team members, Old National provides a competitive total rewards package, which includes base pay, incentive opportunities, and benefits. Our strong, comprehensive benefits package includes health insurance and wellness coverages, a retirement plan with company matching contributions, other welfare plan coverages, paid time off, and paid leave benefits. In addition to our standard benefits, our team members have access to dedicated healthcare clinics and alternative work schedules for maternity, paternity, and foster-care leave.

Old National team members consistently strive to make a positive difference in the communities we serve. Old National team members actively share their talents in their communities through volunteer activities in education, economic development, human and health services, and Community Reinvestment. We have a program that allows each team member to be paid up to 24 hours per year, with supervisory approval, to volunteer for activities in their community during normal work hours. Under that program, team members logged nearly 46,800 volunteer hours during 2022 in support of more than 1,500 organizations. Team member volunteers are recognized for their efforts on our corporate portal. Team members with 25 hours or more of service each year join the “Volunteer Honor Roll” in Old National’s annual communications.

We believe the merger with First Midwest has enabled the combined entity to build on both organizations’ longstanding history of service, enhanced its ability to champion community initiatives, and driven positive change throughout its footprint. From First Midwest’s multiple recognitions as a Best Place to Work to Old National’s 11-year run as one of the World’s Most Ethical companies, the combined institution has remained committed to fostering a strong culture of collaboration and trust, empowering its employees to flourish.

MARKET AREA

Since our founding, Old National has focused on community and commercial banking by building long-term, highly valued partnerships with clients in our Midwest region. We have continued to expand our footprint through strategic mergers and acquisitions and we are now the sixth largest bank headquartered in the Midwest.

The following table reflects information on the top markets we currently serve.

Metropolitan Statistical Area	Deposits as a Percent of Old National Bank Franchise (%)	Deposits Per Branch ($M)	2010-2023 Population Change (%)	2023-2028 Projected Population Change (%)	2023 Median Household Income ($)	2023-2028 Projected Household Income Change (%)
Chicago-Naperville-Elgin, IL-IN-WI	41.2	161.6	0.5	(0.4)	83,193	11.7
Minneapolis-St. Paul-Bloomington, MN-WI	10.7	133.3	12.0	3.0	93,724	12.4
Evansville, IN-KY	10.4	234.7	0.7	0.5	64,368	10.6
Indianapolis-Carmel-Anderson, IN	5.2	90.0	14.2	3.6	71,979	15.5
Milwaukee-Waukesha, WI	3.5	181.0	0.6	—	72,553	12.6
Bloomington, IN	2.6	189.2	1.1	—	61,680	16.5
Madison, WI	2.5	81.8	14.4	3.3	85,184	11.8
National average			**8.3**	**2.1**	**73,503**	**13.4**
Weighted average total Old National Bank			**3.0**	**0.6**	**76,337**	**11.9**

Source: S&P Global Market Intelligence. Deposit data as of June 30, 2022.

STRATEGIC TRANSACTIONS

Since forming our holding company in 1982, we have acquired over 50 financial institutions and other financial services businesses. Old National assesses possible mergers, acquisitions, and divestitures based on a disciplined financial evaluation process and expects that future mergers, acquisitions, and divestitures will be consistent with our existing basic banking strategy, which focuses on community banking, client relationships, and consistent quality earnings. Targeted geographic markets for mergers and acquisitions include markets with average to above average growth rates.

We anticipate that, as with previous mergers and acquisitions, the consideration paid by us in future mergers and acquisitions may be in the form of cash, debt, or Old National stock, or a combination thereof. The amount and structure of such consideration is based on reasonable growth and cost savings assumptions and a thorough analysis of the impact on both long- and short-term financial results.

Our ability to engage in certain transactions depends on the bank regulators' views at the time as to the capital levels, quality of management, and overall condition of Old National, in addition to their assessment of a variety of other factors, including our compliance with law and regulations.

On February 15, 2022, Old National completed its previously announced merger of equals transaction with First Midwest pursuant to an agreement and plan of merger, dated as of May 30, 2021, to combine in an all-stock transaction. Following the merger, the new organization is operating under the Old National Bancorp and Old National Bank names, with the corporate headquarters and principal office located in Evansville, Indiana and commercial and consumer banking operations headquartered in Chicago, Illinois. Pursuant to the terms of the merger agreement, each First Midwest common stockholder received 1.1336 shares of Old National common stock for each share of First Midwest common stock such stockholder owned, plus, if applicable, cash in lieu of fractional shares of Old National common stock resulting from the exchange ratio. Each outstanding share of 7.000% fixed-rate non-cumulative perpetual preferred stock, Series A, no par value, and each outstanding share of 7.000% fixed-rate non-cumulative perpetual preferred stock, Series C, no par value, of First Midwest was converted into the right to receive one share of an applicable newly created series of Old National preferred stock, no par value (respectively, "Old National Series A Preferred Stock" and "Old National Series C Preferred Stock," and collectively, the "Old National Preferred Stock"). In this regard, Old National issued 108,000 shares of Old National Series A Preferred Stock and 122,500 shares of Old National Series C Preferred Stock. Old National entered into two deposit agreements, each dated as of February 15, 2022, by and among Old National, Continental Stock Transfer & Trust Company, as depository, and the holders from time to time of the depositary receipts in connection with the issuance of the Old National Preferred Stock. Pursuant to the deposit agreements, Old National issued 4,320,000 depositary shares, each representing a 1/40th interest in a share of Old National Series A Preferred Stock, and 4,900,000 depositary shares, each representing a 1/40th interest in a share of Old National Series C Preferred Stock.

Divestitures

On November 18, 2022, Old National completed its transaction with UMB, pursuant to which UMB acquired Old National's business of acting as a qualified custodian for, and administering, health savings accounts. Old National served as custodian for health savings accounts comprised of both investment accounts and deposit accounts. At closing, the health savings accounts held in deposit accounts that were transferred totaled approximately $382 million and the transaction resulted in a $90.7 million pre-tax gain.

During the fourth quarter of 2022, Old National initiated certain property optimization actions that included the closure and consolidation of certain branches as well as other real estate repositioning across our footprint. These actions resulted in pre-tax charges of $26.8 million that are associated with valuation adjustments related to these locations and are recorded in noninterest expense.

In 2020, as part of our previously announced strategic initiative The ONB Way, we consolidated 31 banking centers located throughout the footprint, reflecting an ongoing shift among our clients toward digital banking solutions. Many of the facilities consolidated were in smaller markets, several of which were added in recent years through acquisition and partnership activity. These actions resulted in pre-tax charges of $27.1 million associated with valuation adjustments related to these locations and were recorded in noninterest expense.

COMPETITION

The banking industry and related financial service providers operate in a highly competitive market. Old National competes with financial service providers such as other commercial banks, savings and loan associations, credit unions, mortgage banking firms, Financial Technology, or "FinTech," companies, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other financial intermediaries.

Some of our nonfinancial institution competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. In addition, competition for quality clients has intensified as a result of changes in regulation, mergers and acquisitions, advances in technology and product delivery systems, and consolidation among financial service providers.

SUPERVISION AND REGULATION

Old National is subject to extensive and comprehensive regulation under federal and state laws. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds, and the banking system as a whole and not for the protection of shareholders or non-depository creditors.

Significant elements of certain laws and regulations applicable to Old National and its subsidiaries are described below. Applicable statutes, regulations, and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies and are subject to change. Old National is unable to predict changes in applicable laws or regulations, or in their interpretation and application by regulatory agencies and other governmental authorities, and any such change could have a material effect on our business.

Old National Bancorp is registered as a bank holding company and has elected to be a financial holding company. As a bank holding company and financial holding company, Old National Bancorp is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is required to file reports with the Federal Reserve and to provide the Federal Reserve any additional information it may require. As a national bank, Old National Bank is subject to primary regulation, supervision, and examination by the Office of the Comptroller of the Currency ("OCC").

Bank Holding Company Regulation. Generally, the BHC Act governs the acquisition and control of banks and non-banking companies by bank holding companies. The BHC Act also regulates the business activities of bank holding companies and their non-bank subsidiaries.

The BHC Act, the Bank Merger Act, and other federal and state statutes regulate acquisitions of commercial banks and their holding companies. The BHC Act requires the prior approval of the Federal Reserve for the direct or indirect acquisition by a bank holding company of more than 5.0% of the voting shares of a commercial bank or its holding company. Under the BHC Act or the Bank Merger Act, the prior approval of the Federal Reserve or other appropriate bank regulatory authority is required for a bank holding company to acquire control of another bank or for a member bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's managerial and financial resources, the applicant's performance record under the Community Reinvestment Act of 1977, as amended (the "CRA") and its compliance with law, including fair housing laws and other consumer protection laws, and the effectiveness of the subject organizations in combating money laundering activities.

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve), without prior approval of the Federal Reserve. Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments, among others.

To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be "well capitalized" and "well managed." A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in "Prompt Corrective Action" below. A depository institution subsidiary is considered "well managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. A financial holding company's status will also depend upon it maintaining its status as "well capitalized" and "well managed" under applicable Federal Reserve regulations. If a financial holding company ceases to meet these capital and management requirements, the BHC Act and the Federal Reserve's regulations provide that the financial holding company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the Federal Reserve may impose limitations or conditions on the conduct of its activities, and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve. If the company does not return to compliance within 180 days, the Federal Reserve may require divestiture of the holding company's depository institutions. Bank holding companies and banks must also be both well capitalized and well managed in order to acquire banks located outside their home state.

In order for a financial holding company to commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA.

The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Source of Strength. Federal Reserve policy and regulations and federal law require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, a bank holding company is expected to commit financial resources to support its bank subsidiary even at times when the holding company may not be in a financial position to provide such resources or when the holding company may not be inclined to provide it. Any loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

Financial Privacy. Under the Gramm-Leach-Bliley Act of 1999 ("GLB Act"), a financial institution may not disclose non-public personal information about a consumer to unaffiliated third-parties unless the institution satisfies various disclosure requirements and the consumer has not elected to opt out of the information sharing. The financial institution must provide its clients with a notice of its privacy policies and practices. The Federal Reserve, the FDIC, and other financial regulatory agencies issued regulations implementing notice requirements and restrictions on a financial institution's ability to disclose non-public personal information about consumers to unaffiliated third-parties.

In addition, privacy and data protection are areas of increasing state legislative focus, and several states have recently enacted consumer privacy laws that impose significant compliance obligations with respect to personal information. Similar laws may in the future be adopted by states where the Company and Old National Bank do business. Furthermore, privacy and data protection areas are expected to receive additional attention at the Federal level. The potential effects of state or Federal privacy and data protection laws on the Company's business cannot be determined at this time, and will depend both on whether such laws are adopted by states in which the Company does business and/or at the Federal level and the requirements imposed by any such laws.

Bank Secrecy Act and the USA Patriot Act. The U.S. Bank Secrecy Act ("BSA") and USA PATRIOT Act require financial institutions to develop programs to prevent them from being used for, and to detect and deter, money laundering, terrorist financing, and other illegal activities. If such activities are detected or suspected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of clients seeking to open new accounts and monitoring these accounts on an ongoing basis to ensure that such accounts are not used for illegal purposes. Failure to comply with these requirements could have serious financial, legal, and reputational consequences, including the imposition of civil money penalties, cease and desist orders, or causing applicable bank regulatory authorities not to approve merger or acquisition transactions or to prohibit transactions even if approval is not required.

In January 2021, the Anti-Money Laundering Act of 2020 ("AMLA"), which amends the BSA, was enacted. Among other things, the AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy; requires the development of standards by the Treasury for testing technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations; and expands BSA whistleblower incentives and protections. Many of the statutory provisions in the AMLA will require additional rulemaking, reports and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance. In June 2021, the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury, issued the priorities for anti-money laundering and countering the financing of terrorism policy, which is required under the AMLA. The priorities include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing.

Office of Foreign Assets Control Regulation. The U.S. imposes economic sanctions that affect transactions with designated foreign countries, nationals, and others. These sanctions are administered by the U.S. Treasury's Office of Foreign Assets Control ("OFAC"). These sanctions include: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country, and (ii) blocking assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off, or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious financial, legal, and reputational consequences for the institution, including the imposition of civil money penalties, or causing applicable bank regulatory authorities not to approve merger or acquisition transactions.

Consumer Financial Protection. The Company and Old National Bank are subject to laws designed to protect consumers and prohibit unfair or deceptive business practices, including the Equal Credit Opportunity Act, the Fair Housing Act, the Home Ownership Protection Act, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003 ("FACT Act"), the GLB Act, the Truth in Lending Act, the CRA, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act and applicable state law counterparts. These and other laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive, and abusive practices and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in reputational damage and a significant potential liability from litigation brought by customers, including actual damages, restitution, and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions or prohibit such transactions even if approval is not required.

In addition, the Consumer Financial Protection Bureau ("CFPB") has a broad mandate to prohibit unfair, deceptive or abusive acts and practices, is specifically empowered to require certain disclosures to consumers and draft model disclosure forms, and is responsible for making rules and regulations under the federal consumer protection laws relating to financial products and services. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates, and can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. Banking regulators take into account compliance with consumer protection laws when considering approval of a proposed transaction.

Interchange Fees. The Company is subject to interchange fee limitations that establish a maximum permissible interchange fee for many types of debit interchange transactions that is equal to no more than 21 cents per transaction plus five basis points multiplied by the value of the transaction. Interchange fees, or "swipe" fees, are charges that merchants pay to card-issuing banks, such as Old National Bank, for processing electronic payment transactions. Additional Federal Reserve rules allow a debit card issuer to recover one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements.

Capital Adequacy.

Capital Requirements. The Company and Old National Bank are each required to comply with certain risk-based capital and leverage requirements under capital rules adopted by the Federal Reserve, the OCC, and the FDIC (the "Basel III Capital Rules"). These rules implement the Basel III framework set forth by the Basel Committee on Banking Supervision (the "Basel Committee") as well as certain provisions of the Dodd-Frank Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

The Basel III Capital Rules define qualifying capital instruments and specify minimum amounts of capital as a percentage of assets that banking organizations are required to maintain. Under the Basel III Capital Rules, risk-based capital ratios are calculated by dividing Common Equity Tier 1 ("CET1") capital, Tier 1 capital and total risk-based capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned a risk weight based primarily on supervisory assessments of relative credit risk.

Under the Basel III Capital Rules, the Company and Old National Bank are each required to maintain the following:

- A minimum ratio of CET1 to risk-weighted assets of 4.5%, plus a 2.5% "capital conservation buffer" that is composed entirely of CET1 capital (effectively resulting in a minimum ratio of CET1 to risk-weighted assets of 7.0%).
- A minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%).
- A minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets of 8.0%, plus the capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%).
- A minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum, but below the conservation buffer, will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) average net income over the preceding four quarters).

The Basel III Capital Rules also provide for a number of deductions from and adjustments to CET1 capital. As a "non-advanced approaches" firm under the Basel III Capital Rules, the Company is subject to rules that provide for simplified capital requirements relating to the threshold deductions for mortgage servicing assets, deferred tax assets arising from temporary differences that a banking organization could not realize through net operating loss carry backs, and investments in the capital of unconsolidated financial institutions, as well as the inclusion of minority interests in regulatory capital.

The Company and Old National Bank, as non-advanced approaches banking organizations under the Basel III Capital Rules, made a one-time permanent election to exclude the effects of certain AOCI items included in shareholders' equity under GAAP in determining regulatory capital ratios.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms. Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including the recalibration of risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. The Basel framework contemplates that these standards generally will be effective on January 1, 2023, with an aggregate output floor phasing in through January 1, 2028. The federal banking regulators have not yet proposed rules implementing these standards. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches banking organizations, and therefore not to the Company or Old National Bank. The impact of these standards on the Company and Old National Bank will depend on the manner in which they are implemented by the federal bank regulators.

Prompt Corrective Action. The Federal Deposit Insurance Act (the "FDIA") requires the federal banking agencies to take "prompt corrective action" for depository institutions that do not meet the minimum capital requirements described above. The FDIA includes the following five capital categories: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An insured depository institution is considered:

- "Well-capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 6.5% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure.
- "Adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a CET1 capital ratio of 4.5% or greater, and a leverage ratio of 4.0% or greater and is not "well-capitalized."
- "Undercapitalized" if the institution has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a CET1 capital ratio of less than 4.5%, or a leverage ratio of less than 4.0%.
- "Significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a CET1 capital ratio of less than 3.0% or a leverage ratio of less than 3.0%.
- "Critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating for certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes. As of December 31, 2022, Old National Bank's capital ratios were all in excess of the minimum requirements for "well-capitalized" status.

The federal banking regulators must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are less than adequately capitalized, with supervisory actions progressively becoming more punitive as the institution's capital category declines. Supervisory actions include: (i) restrictions on payment of capital distributions and management fees, (ii) requirements that a federal bank regulator monitor the condition of the institution and its efforts to restore its capital, (iii) submission of a capital restoration plan, (iv) restrictions on the growth of the institution's assets and (v) requirements for prior regulatory approval of certain expansion proposals. A bank that is "critically undercapitalized" will be subject to further restrictions and generally will be placed in conservatorship or receivership within 90 days.

The FDIA prohibits an insured depository institution from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited), unless it is well-capitalized or is adequately capitalized and receives a waiver from the FDIC. A depository institution that is adequately capitalized and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market areas.

The FDIA's prompt corrective action provisions apply only to depository institutions, and not to bank holding companies. Under the Federal Reserve's regulations, a bank holding company is considered "well capitalized" if the bank holding company (i) has a total risk based capital ratio of at least 10%, (ii) has a Tier 1 risk-based capital ratio of at least 6%, and (iii) is not subject to any written agreement order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Although prompt corrective action regulations apply only to depository institutions and not to bank holding companies, a bank that is required to submit a capital restoration plan generally must concurrently submit a performance guarantee by its parent holding company. The liability of the parent holding company under any such guarantee is limited to the lesser of five percent of the bank's assets at the time it became "undercapitalized" or the amount needed to comply.

Dividends Limitations. A substantial portion of Old National Bancorp's revenue is derived from dividends paid to it by Old National Bank. Under OCC regulations, national banks generally may not declare a dividend in excess of the bank's undivided profits or, absent OCC approval, if the total amount of dividends declared by the national bank in any calendar year exceeds the total of the national bank's retained net income year-to-date combined with its retained net income for the preceding two years. National banks also are prohibited from declaring or paying any dividend if, after making the dividend, the national bank would be considered "undercapitalized" (as defined by reference to other OCC regulations). The OCC has the authority to use its enforcement powers to prohibit a national bank, such as Old National Bank, from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Further, Old National Bank's ability to pay dividends is restricted if it does not maintain the capital conservation buffer described under "—Capital Adequacy—Capital Requirements" above.

In addition, the FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized" as described under "—Capital Adequacy—Prompt Corrective Action" above.

Transactions with Affiliates. Any transactions between Old National Bank and its subsidiaries and Old National Bancorp or any other subsidiary of Old National Bancorp are regulated under federal banking law. The Federal Reserve Act imposes quantitative and qualitative requirements and collateral requirements on covered transactions by Old National Bank with, or for the benefit of, its affiliates, and generally requires those transactions to be on terms at least as favorable to Old National Bank as would be a transaction conducted between unaffiliated third-parties. Covered transactions are defined by statute to include:

- A loan or extension of credit.
- A purchase of securities issued by an affiliate.
- A purchase of assets from an affiliate, unless otherwise exempted by the Federal Reserve.
- Certain derivative transactions that create a credit exposure to an affiliate.
- The acceptance of securities issued by an affiliate as collateral for any loan.
- The issuance of a guarantee, acceptance, or letter of credit on behalf of or for the benefit of an affiliate.

In general, any such transaction by Old National Bank or its subsidiaries must be limited to certain thresholds on an individual and aggregate basis and, credit transactions with, or for the benefit of, an affiliate must be secured by designated amounts of specified collateral.

Federal law also limits Old National Bank's authority to extend credit to its directors, executive officers, and stockholders who own more than 10% of Common Stock, as well as to entities controlled by such persons. Among other things, any such extension of credit is required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. In addition, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate.

Community Reinvestment Act. The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practices. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low-income and moderate-income individuals and small businesses in those communities. Federal and state regulators conduct CRA examinations on a regular basis to assess the performance of financial institutions and assign one of four ratings to the institution's record of meeting the credit needs of its community. Bank regulators take into account CRA ratings when considering approval of a proposed merger or acquisition. Old National Bank received a rating of "satisfactory" in its latest CRA examination.

In May 2022, the OCC, together with the Federal Reserve and FDIC, issued a joint notice of proposed rulemaking to modernize the CRA regulatory framework. The proposed rule is intended, among other things, to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The proposed rule would adjust CRA evaluations based on bank size and type, with many of the proposed changes applying only to banks with over $2 billion in assets and several applying only to banks with over $10 billion in assets, such as Old National Bank. The effects of the proposed CRA rules on Old National will depend on the final form of any rulemaking.

Deposit Insurance. Substantially all of the deposits of Old National Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") which is administered by the FDIC. Insurance of deposits may be terminated by the FDIC upon a finding that the institution engaged or is engaging in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or written agreement entered into with the FDIC.

FDIC assessment rates for large institutions that have more than $10 billion of assets, such as Old National Bank, are calculated based on a "scorecard" methodology, based primarily on the difference between the institution's average of total assets and average tangible equity. The FDIC has the ability to make discretionary adjustments to the total score, up or down, based upon significant risk factors that are not adequately captured in the scorecard. For large institutions, including Old National Bank, after accounting for potential base-rate adjustments, the total assessment rate could range from 1.5 to 40 basis points on an annualized basis.

In October 2022, the FDIC finalized a rule to increase the initial base deposit insurance assessment rate schedules for all insured depository institutions by 2 basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate is intended to improve the likelihood that the Deposit Insurance Fund reserve ratio would reach the required minimum of 1.35 percent by the statutory deadline of September 30, 2028.

Depositor Preference. The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States, and the parent bank holding company with respect to any extensions of credit they have made to such insured depository institution.

Anti-Tying Restrictions. Generally, a bank is prohibited from extending credit, leasing or selling property, furnishing any service or fixing or varying the consideration for any of the foregoing on the condition that (i) the customer obtains additional credit, property or services from the bank's parent holding company or any subsidiary of the holding company, or (ii) the customer will not obtain credit, property or services from a competitor of the bank or its affiliates (except to the extent the restriction is a reasonable condition imposed to assure the soundness of the credit extended).

Employee Incentive Compensation. Under regulatory guidance applicable to all banking organizations, incentive compensation policies must be consistent with safety and soundness principles. Under this guidance, financial institutions must review their compensation programs to ensure that they: (i) provide employees with incentives that appropriately balance risk and reward and that do not encourage imprudent risk, (ii) are compatible with effective controls and risk management, and (iii) are supported by strong corporate governance, including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

During 2016, the federal bank regulatory agencies and the SEC proposed revised rules on incentive-based payment arrangements at specified regulated entities having at least $1 billion of total assets (including the Company and Old National Bank). These proposed rules have not been finalized.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including NASDAQ, to implement listing standards that require all listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding a required accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period. The excess compensation would be based on the amount the executive officer would have received had the incentive-based compensation been determined using the restated financial statements. The final rule requires the exchanges to propose conforming listing standards by February 26, 2023 and requires the standards to become effective no later than November 23, 2023. Each listed issuer, including the Company, would then be required to adopt a clawback policy within 60 days after its exchange's listing standard has become effective.

Cybersecurity. The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which the Company operates.

In November 2021, the United States federal bank regulatory agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under this rule, a bank holding company, such as Old National Bancorp, and a national bank, such as Old National Bank, are required to notify the Federal Reserve or OCC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or pose a threat to the financial stability of the United States.

In March 2022, the SEC proposed new rules that would require registrants, including the Company, to (i) report material cybersecurity incidents on Form 8-K; (ii) include updated disclosure in Forms 10-K and 10-Q of previously disclosed cybersecurity incidents, and disclose previously undisclosed, individually immaterial incidents when a determination is made that such incidents have become material on an aggregated basis; (iii) disclose cybersecurity policies and procedures and governance practices, including at the board and management levels, in Form 10-K; and (iv) disclose the board of directors' cybersecurity expertise.

Safety and Soundness Standards. In accordance with the FDIA, the federal banking agencies adopted safety and soundness guidelines establishing general standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, cybersecurity, liquidity, data protection, asset growth, asset quality, earnings, compensation, fees, and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify, monitor, and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. In addition, regulations adopted by the federal banking agencies authorize, but do not require, an agency to order that an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, the institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the agency must issue an order directing corrective actions and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of FDIA. If the institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties and cease and desist orders.

Federal Home Loan Bank System. Old National Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the FHLBI, Old National Bank is required to acquire and hold a minimum amount of shares of capital stock of the FHLBI based on, among other things, the amounts of residential mortgage loans and mortgage-backed securities held by Old National Bank, outstanding borrowings from the FHLBI and the outstanding principal balance of "Acquired Member Assets", as defined by the FHLBI. As of December 31, 2022, Old National Bank was in compliance with the minimum stock ownership requirement.

LIBOR Act. In March 2022, the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") was signed into law. The LIBOR Act provides a uniform approach for replacing LIBOR as a reference interest rate in so-called "tough legacy" contracts for a time when LIBOR is no longer published or is no longer representative. Tough legacy contracts are contracts that do not include effective fallback provisions, for example, because they have no provisions for a replacement benchmark or provisions based on prior LIBOR values or dealer polls. Under the LIBOR Act, references to the most common tenors of LIBOR in these contracts will be replaced as a matter of law, without the need to be amended by the parties, to instead reference a benchmark interest rate that will be identified in Federal Reserve regulations that is based on the secured overnight funding rate ("SOFR"). In December 2022, the Federal Reserve issued final regulations to implement the LIBOR Act. The Federal Reserve's final rule identifies benchmark replacements, based on SOFR, for various types of contracts subject to the LIBOR Act. The Company continues to evaluate the effect of the LIBOR Act and its implementing regulations on the Company's LIBOR-linked contracts.

Enhanced Prudential Standards. The Dodd-Frank Act, as amended by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 ("EGRRCPA"), directs the Federal Reserve to monitor emerging risks to financial stability and enact enhanced supervision and prudential standards. As a bank holding company with less than $100 billion of total consolidated assets, the Dodd Frank Act's enhanced prudential standards generally are not applicable to the Company. Prior to the passage of EGRRCPA, Federal Reserve rules required publicly traded bank holding companies with $10 billion or more of total consolidated assets to establish risk committees. Under the EGRRCPA and its implementing regulations, publicly traded bank holding companies with between $10 billion and $50 billion of total consolidated assets, including the Company, are no longer required to maintain a risk committee. The Company has determined, however, that it will retain its risk committee. In addition, the OCC, as the regulator of national banks, has issued guidelines for national banks with more than $50 billion in assets that establish certain standards for the design and implementation of a risk governance framework. These standards will become applicable to Old National Bank once it has $50 billion in assets.

Volcker Rule. The so-called "Volcker Rule" generally restricts the ability of the Company and its subsidiaries, including Old National Bank, to sponsor or invest in hedge funds and private equity funds or to engage in proprietary trading. The Company generally does not engage in the businesses prohibited by the Volcker Rule; therefore, the Volcker Rule does not have a material effect on the operations of the Company and its subsidiaries.

Future Legislation and Regulation. In addition to the specific legislation and regulations described above, various laws and regulations are being considered by federal and state governments and regulatory agencies. Changes in law or regulation, or in the manner in which existing regulations are applied, may change the Company's and Old National Bank's operating environment in substantial and unpredictable ways and may increase reporting requirements and compliance costs. These changes could increase or decrease the cost of doing business, increase the Company's expenses, decrease the Company's revenue, limit or expand permissible activities or change the activities in which the Company chooses to engage, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions in ways that could adversely affect the Company and Old National Bank.

AVAILABLE INFORMATION

All reports filed electronically by Old National with the SEC, including the annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements, other information and amendments to those reports filed or furnished (as applicable), are accessible at no cost on Old National's website at www.oldnational.com as soon as reasonably practicable after electronically submitting such materials to the SEC. In addition, the SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

There are a number of risks and uncertainties that could adversely affect Old National's business, financial condition, results of operations or cash flows, and access to liquidity, thereby affecting an investment in our Common Stock.

Strategic, Financial, and Reputational Risks

Economic conditions have affected and could continue to adversely affect our revenues and profits.

Old National's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services that Old National offers, is highly dependent upon the business environment in the markets where Old National operates and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters, the severity and frequency of which are increasing as a result of climate change; terrorist acts; or a combination of these or other factors.

An economic downturn, sustained high unemployment levels, stock market volatility, and/or high levels of inflation (such as the market volatility and inflation the United States economy experienced during 2022) has in the past negatively affected, and in the future may negatively affect, our operating results and have had, or may have, a negative effect on the ability of our borrowers to make timely repayments of their loans, increasing the risk of loan defaults and losses. If the forecasts of economic conditions and other economic predictions are not accurate, we may face challenges in accurately estimating the ability of our borrowers to repay their loans. Expectations of negative market and economic conditions will be reflected in the allowances for credit losses for loans and debt securities to the estimated extent they will impact the credit losses of new and existing loans and debt securities over their remaining lives. The provision for credit losses will report the entire increased credit loss expectations over the remaining lives of the loans and debt securities in the period in which the change in expectation arises. Further, because of the impact of such increased credit losses on earnings and capital, our ability to make loans and pay dividends may be substantially diminished.

Changes in economic or political conditions have adversely affected, and may continue to adversely affect, Old National's earnings, if the ability of Old National's borrowers to repay loans, or the value of the collateral securing such loans, declines.

Old National's success depends, to a certain extent, upon economic or political conditions, local and national, as well as governmental monetary policies. Conditions such as recession, unemployment, changes in interest rates, inflation, money supply, and other factors beyond Old National's control have in the past adversely affected, and may continue to adversely affect, Old National's asset quality, deposit levels, and loan demand and, therefore, Old National's earnings. Because Old National has a significant amount of commercial real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of Old National's borrowers to make timely repayments of their loans, which would have an adverse impact on Old National's earnings.

Supply chain constraints, robust demand and labor shortages have led to persistent inflationary pressures throughout the economy. Volatility and uncertainty related to inflation and its effects, which could potentially contribute to poor economic conditions, may enhance some of the risks described in this section. For example, higher inflation could reduce demand for our products, adversely affect the creditworthiness of our borrowers or result in lower values for our interest-earning assets and investment securities. Any of these effects, or others that we are not able to predict, could adversely affect our financial condition or results of operations.

Economic conditions, financial markets and inflationary pressures may be adversely affected by the impact of current or anticipated geopolitical uncertainties, military conflicts, including Russia's invasion of Ukraine, pandemics, including the COVID-19 pandemic, and global, national and local responses to such events by governmental authorities and other third parties. These unpredictable events could create, increase or prolong economic and financial disruptions and volatility that adversely affect the Company's business, financial condition, capital and results of operations.

Old National's regional concentrations expose it to adverse economic conditions in the locations in which Old National operates.

Substantially all of Old National's loans are to individuals and businesses in Old National's market areas in the Midwest region. Therefore, the Company is, or in the future may be, particularly vulnerable to adverse changes in economic conditions in the Midwest region. The credit quality of the Company's borrowers may deteriorate for a number of reasons that are outside the Company's control, including as a result of prevailing economic and market conditions and asset valuations. The trends and risks affecting borrower credit quality, particularly in the Midwest region, have caused, and in the future may cause, the Company to experience impairment charges, which are reductions in the recoverable value of an asset, increased purchase demands, wherein customers make withdrawals with minimum notice, higher costs (e.g., servicing, foreclosure, property maintenance), additional write-downs and losses and a potential impact to engage in lending transactions based on a reduction of customer deposits, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Mergers and acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties and dilution to existing shareholder value.

We have acquired, and expect to continue to acquire, other financial institutions or parts of those institutions and other businesses related to banking in the future, and we may engage in de novo banking center expansion. We may also consider and enter into new lines of business or offer new products or services.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek or expect. There can be no assurance that integration efforts for any mergers or acquisitions will be successful or that, after giving effect to the merger or acquisition, we will achieve profits comparable to, or better than, our historical experience. We have issued, and may in the future issue, equity securities in connection with mergers and acquisitions, which have caused, and could in the future cause additional, ownership and economic dilution to our current shareholders. In addition, mergers and acquisitions may involve the payment of a premium over book and market values and, therefore, some dilution of the Company's tangible book value and net income per common share may occur in connection with any future transaction.

Acquisitions and mergers involve a number of other expenses and risks, including:

- the time and costs associated with identifying potential new markets, as well as acquisition and merger targets;
- the accuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to the target institution;
- the time and costs of evaluating new markets, hiring experienced local management, and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition or merger and possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation and execution of a transaction, and the integration of the operations and personnel of the combined businesses;
- entry into new markets where we lack experience;
- the introduction of new products and services into our business;
- the incurrence and possible impairment of goodwill or other intangible assets associated with an acquisition or merger and possible adverse short-term effects on our results of operations;
- closing delays and increased expenses related to the resolution of lawsuits filed by shareholders of target institutions; and
- the risk of loss of key employees and clients.

Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, or other projected benefits from an acquisition or merger could have a material adverse effect on the Company's financial condition and results of operations.

Mergers and acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

Mergers and acquisitions by financial institutions, including by the Company, are subject to approval by a variety of federal and state regulatory agencies. The process for obtaining these required regulatory approvals is complex and involves a comprehensive application review process. Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues the Company may have with regulatory agencies, including, without limitation, issues related to BSA compliance, CRA issues, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations and other laws and regulations. Over the past several years, mergers of banking organizations have encountered greater regulatory, governmental and community scrutiny and have taken substantially longer to receive the necessary regulatory approvals and other required governmental clearances than in the past. The Company may fail to pursue, evaluate, or complete strategic and competitively significant merger and acquisition opportunities as a result of its inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions, or at all. Difficulties associated with potential mergers and acquisitions that may result from these factors could have a material adverse effect on our business, financial condition and results of operations.

Our accounting estimates and risk management processes rely on analytical and forecasting models.

The processes that we use to estimate probable credit losses and to measure the fair value of assets carried on the balance sheet at fair value, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models are complex and reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances and require us to make judgments about the effect of matters that are inherently uncertain. Different assumptions could have resulted in significant changes in valuation, which in turn could have a material adverse effect on our financial condition and results of operations.

Old National operates in an extremely competitive market, and Old National's business will suffer if Old National is unable to compete effectively.

In our market area, Old National encounters significant competition from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, FinTech companies, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other financial intermediaries. Our competitors may have substantially greater resources and lending limits than Old National does and may offer services that Old National does not or cannot provide. Some of our nonfinancial institution competitors may have fewer regulatory constraints, broader geographic service areas, and, in some cases, lower cost structures and, as a result, may be able to compete more effectively for business. In particular, the activity of marketplace lenders and other FinTechs has grown significantly over recent years and is expected to continue to grow. FinTechs have and may continue to offer bank or bank-like products. For example, a number of FinTechs have applied for, and in some cases received, bank or industrial loan charters. In addition, other FinTechs have partnered with existing banks to allow them to offer deposit products to their customers. Regulatory changes may also make it easier for FinTechs to partner with banks and offer deposit products. Other recent regulation has reduced the regulatory burden of large bank holding companies, and raised the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to pursue expansion more aggressively. There is also increased competition by out-of-market competitors through online and mobile channels. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers, as well as advances in automation, could significantly affect competition for financial services. Old National's profitability depends upon our continued ability to compete successfully in our market area.

Our business could suffer if we fail to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best employees in most of the activities we engage in can be intense. We may not be able to hire the best people for key roles or retain them. In addition, the transition to increased work-from-home and hybrid work arrangements, which are likely to survive the COVID-19 pandemic for many companies, may exacerbate the challenges of attracting and retaining talented and diverse employees as job markets may be less constrained by physical geography. Our current or future approach to in-office and work-from-home arrangements may not meet the needs or expectations of our current or prospective employees or may not be perceived as favorable as compared to the arrangements offered by competitors, which could adversely affect our ability to attract and retain employees. The loss of any of our key personnel or an inability to continue to attract, retain, and motivate key personnel could adversely affect our business.

We may not be able to pay dividends in the future in accordance with past practice.

Old National has traditionally paid a quarterly dividend to its common shareholders. The payment of dividends is subject to legal and regulatory restrictions and safety and soundness considerations. Any payment of dividends in the future will depend, in large part, on Old National's earnings, capital requirements, financial condition, and other factors considered relevant by our Board of Directors.

Old National Bancorp is an entity separate and distinct from Old National Bank. Old National Bank conducts most of our operations and Old National Bancorp depends upon dividends from Old National Bank to service its debt and to pay dividends to Old National's shareholders. The availability of dividends from Old National Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition including liquidity and capital adequacy of Old National Bank and other factors, that the OCC could assert that the payment of dividends or other payments is an unsafe or unsound practice. In addition, the payment of dividends by our other subsidiaries is also subject to the laws of the subsidiary's state of incorporation, and regulatory capital and liquidity requirements applicable to such subsidiaries.

Under the terms of the junior subordinated deferrable interest debentures that Old National has issued to various trust preferred securities trusts, Old National has the right at any time during the term of the debentures to defer the payment of interest at any time or from time to time for an extension period not exceeding 20 consecutive quarterly periods with respect to each extension period. In the event that Old National elects to defer interest on the debentures, Old National may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock.

Under the terms of the Old National Preferred Stock, in the event that we do not declare and pay dividends on such Old National Preferred Stock for the most recent dividend period, we may not, with certain exceptions, declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of Common Stock or any other securities that rank junior to such Old National Preferred Stock.

In the event that Old National Bank was unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our Common Stock. Our failure to pay dividends on our Common Stock could have a material adverse effect on the market price of our Common Stock. See "Business – Supervision and Regulation – Dividend Limitations" and Note 21 to the consolidated financial statements.

Old National may not realize the expected benefits of its strategic imperatives.

Old National's ability to compete depends on a number of factors, including, among others, its ability to develop and successfully execute strategic plans and imperatives. Our strategic priorities include consistent quality earnings; continued management discipline; strong risk management and appropriate levels of risk taking; fewer operational surprises, disruptions, and losses; improved operational effectiveness and efficiency; more effective deployment of resources; and increased awareness and involvement in the achievement of strategic goals. Our inability to execute on or achieve the anticipated outcomes of our strategic priorities may affect how the market perceives us and could impede our growth and profitability.

Climate change could have a material negative impact on the Company and clients.

The Company's business, as well as the operations and activities of our clients, could be negatively affected by climate change. Climate change presents both immediate and long-term risks to the Company and its clients, and these risks are expected to increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on the Company and its clients' facilities and other assets, including the possible reduction of the value, or destruction, of collateral for our loans; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change, the Company's carbon footprint, and the Company's business relationships with clients who operate in carbon-intensive industries.

Federal and state banking regulators and supervisory authorities, investors, and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their clients, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, the Company may face regulatory risk of increasing focus on the Company's resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit, and reputational risks and costs.

Although we continue to make efforts to enhance our governance of climate change-related risks and integrate climate considerations into our risk governance framework, the risks associated with climate change are rapidly changing and evolving in an escalating fashion, making them difficult to assess due to limited data and other uncertainties. For example, long-term shifts in the climate, including altered distribution and intensity of rainfall, rising sea levels and a rising heat index, negatively affect our ability to predict the effects of natural disasters accurately. In addition, climate change may result in reduced availability of insurance for our borrowers, including insurance that protects property pledged as collateral, which could negatively affect our ability to predict credit losses accurately.

We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, results of operations, and financial condition.

Old National is exposed to reputational risk.

Old National's reputation is a key asset to its business. A negative public opinion of the Company and its business can result from any number of activities, including the Company's lending practices, corporate governance and regulatory compliance, mergers and acquisitions, and actions taken by regulators or by community organizations in response to these activities. Significant harm to the Company's reputation could also arise as a result of regulatory or governmental actions, litigation, employee misconduct or the activities of customers, other participants in the financial services industry or the Company's contractual counterparties, such as service providers and vendors. A service disruption of the Company's technology platforms or an impact to the Company's branches could have a negative impact on a customer's access to banking services, and harm the Company's reputation with customers. In particular, a cybersecurity event impacting the Company's or its customers' data could have a negative impact on the Company's reputation and customer confidence in the Company and its cybersecurity. Damage to the Company's reputation could also adversely affect its credit ratings and access to the capital markets.

In addition, whereas negative public opinion once was primarily driven by adverse news coverage in traditional media, the increased use of social media platforms facilitates the rapid dissemination of information or misinformation, which magnifies the potential harm to the Company's reputation.

Events that result in damage to the Company's reputation may also increase our litigation risk, increase regulatory scrutiny of the Company and its business, affect our ability to attract and retain customers and employees and have other consequences that we may not be able to predict.

Credit Risk

If Old National's actual credit losses for loans or debt securities exceed Old National's allowance for credit losses on loans and debt securities, Old National's net income will decrease. Also, future additions to Old National's allowance for credit losses will reduce Old National's future earnings.

Old National's business depends on the creditworthiness of our clients. As with most financial institutions, we maintain allowances for credit losses for loans and debt securities to provide for defaults and nonperformance, which represent an estimate of expected losses over the remaining contractual lives of the loan and debt security portfolios. This estimate is the result of our continuing evaluation of specific credit risks and loss experience, current loan and debt security portfolio quality, present economic, political, and regulatory conditions, industry concentrations, reasonable and supportable forecasts for future conditions, and other factors that may indicate losses. The determination of the appropriate levels of the allowances for loan and debt security credit losses inherently involves a high degree of subjectivity and judgment and requires us to make estimates of current credit risks and future trends, all of which may undergo material changes. Generally, our nonperforming loans, other real estate owned, and other repossessed property reflect operating difficulties of individual borrowers and weaknesses in the economies of the markets we serve. The allowances may not be adequate to cover actual losses, and future allowance for credit losses could materially and adversely affect our financial condition, results of operations, and cash flows.

Also as described further in the risk factors above and as set forth below, the COVID-19 pandemic and Russia's invasion of Ukraine have created economic and financial disruptions that have adversely affected, and may continue to adversely affect, customers.

Old National's loan portfolio includes loans with a higher risk of loss.

Old National Bank originates commercial real estate loans, commercial loans, agricultural loans, consumer loans, and residential real estate loans primarily within Old National's market areas. Commercial real estate, commercial, consumer, and agricultural loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. These loans also have greater credit risk than residential real estate for the following reasons:

- *Commercial Real Estate Loans.* Repayment is dependent upon income being generated in amounts sufficient to cover operating expenses and debt service.
- *Commercial Loans.* Repayment is dependent upon the successful operation of the borrower's business.
- *Consumer Loans.* Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss.
- *Agricultural Loans.* Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either Old National Bank or the borrowers. These factors include weather, input costs, commodity and land prices, and interest rates. In addition, the effects of climate change could materially enhance the credit risks related to agricultural loans in ways that we may not be able to predict.

In addition, as described further in this "Risk Factors" section, the Company's credit risks may be increased by the impacts of inflation, poor or recessionary economic conditions and financial market volatility.

Growth in our commercial real estate loan portfolio over the past several years, and potential future growth, has resulted in, and may result in further, significant expense to implement risk management procedures and controls to effectively evaluate and monitor the portfolio. At December 31, 2022, commercial real estate loans, including owner occupied, investor, and real estate construction loans, totaled $12.5 billion, or 40%, of our total loan portfolio. Commercial real estate loans generally involve a greater degree of credit risk than residential mortgage loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control. For example, emerging and evolving factors such as the shift to work-from-home or hybrid-work arrangements, changing consumer preferences (including for online shopping), COVID-19-related restrictions and resulting changes in occupancy rates as a result of these and other trends have had, and in the future could have, a material effect on our borrowers' ability to repay their loans.

If Old National forecloses on real property collateral, Old National may be subject to the increased costs associated with the ownership of real property, resulting in reduced revenues.

Old National may have to foreclose on collateral real property to protect Old National's investment and may thereafter own and operate such property, in which case Old National will be exposed to the risks inherent in the ownership of real estate. The amount that Old National, as a mortgagee, may realize after a default is dependent upon factors outside of Old National's control, including, but not limited to: (i) general or local economic conditions; (ii) neighborhood values; (iii) size, use, and location of the properties; (iv) interest rates; (v) real estate tax rates; (vi) operating expenses of the mortgaged properties; (vii) environmental remediation liabilities; (viii) ability to obtain and maintain adequate occupancy of the properties; (ix) zoning laws; (x) governmental rules, regulations and fiscal policies; and (xi) acts of God. Certain expenditures associated with the ownership of real estate, principally real estate taxes, insurance, and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the income earned from such property, and Old National may have to advance funds in order to protect Old National's investment or dispose of the real property at a loss. The foregoing expenditures and costs could adversely affect Old National's ability to generate revenues, resulting in reduced levels of profitability.

The soundness of other financial institutions could adversely affect Old National.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, and other relationships. Old National has exposure to many different industries and counterparties, and Old National and certain of its subsidiaries routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutions. Many of these transactions expose Old National to credit risk in the event of default of its counterparty. In addition, Old National's credit risk may be affected when collateral is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure. These types of losses could materially adversely affect Old National's results of operations or financial condition.

Market, Interest Rate, and Liquidity Risks

The price of Old National's Common Stock may be volatile, which may result in losses for investors.

General market price declines or market volatility in the future could adversely affect the price of Old National's Common Stock. In addition, the following factors may cause the market price for shares of Old National's Common Stock to fluctuate:

- announcements of developments related to Old National's business;
- fluctuations in Old National's results of operations;
- sales or purchases of substantial amounts of Old National's securities in the marketplace;
- general conditions in Old National's banking niche or the global or national economy;
- a shortfall or excess in revenues or earnings compared to securities analysts' expectations;
- changes in analysts' recommendations or projections;
- Old National's announcement of new mergers, acquisitions, or other projects; and
- negative news about the Company or the financial services industry generally.

Changes in interest rates could adversely affect Old National's results of operations and financial condition. The monetary, tax and other policies of governmental agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance over which the Company has no control and which the Company may not be able to anticipate adequately.

The Federal Reserve raised benchmark interest rates throughout 2022 and may continue to raise interest rates in response to economic conditions, particularly inflationary pressures. Old National's earnings depend substantially on Old National's interest rate spread, which is the difference between (i) the rates Old National earns on loans, securities, and other earning assets and (ii) the interest rates Old National pays on deposits and other borrowings. These rates are highly sensitive to many factors beyond Old National's control, including general economic conditions and the policies of various governmental and regulatory authorities. When market interest rates rise, such as during 2022, Old National faces competitive pressure to increase the rates that Old National pays on deposits, which could result in a decrease of Old National's net interest income. When market interest rates decline, Old National has experienced, and could in the future experience, fixed-rate loan prepayments and higher investment portfolio cash flows, resulting in a lower yield on earning assets. Sharp fluctuations in interest rates, such as the significant increases experienced during 2022, could enhance these risks. Old National's earnings can also be impacted by the spread between short-term and long-term market interest rates.

The monetary, tax and other policies of the government and its agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance. These governmental policies can thus affect the activities and results of operations of banking organizations such as the Company. An important function of the Federal Reserve is to regulate the national supply of bank credit and certain interest rates. The actions of the Federal Reserve influence the rates of interest that the Company charges on loans and that the Company pays on borrowings and interest-bearing deposits and can also affect the value of the Company's on-balance sheet and off-balance sheet financial instruments. Also, due to the impact on rates for short-term funding, the Federal Reserve's policies influence, to a significant extent, the Company's cost of such funding, and increases in short-term interest rates have in the past increased, and may in the future increase, the Company's cost of short-term funding.

Changes in the method pursuant to which the LIBOR and other benchmark rates are determined could adversely impact our business and results of operations.

Our floating-rate funding, certain hedging transactions and certain of the products that we offer, such as floating-rate loans and mortgages, determine the applicable interest rate or payment amount by reference to a benchmark rate, such as LIBOR, or to an index, currency, basket, or other financial metric. The administrator of LIBOR has announced that the publication of the most commonly used U.S. Dollar LIBOR settings will cease to be provided or will cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be provided or ceased to be representative as of December 31, 2021. The U.S. federal banking agencies had also issued guidance strongly encouraging banking organizations to cease using the U.S. Dollar LIBOR as a reference rate in "new" contracts by December 31, 2021 at the latest. In March 2022, the LIBOR Act was signed into law. The LIBOR Act and its implementing regulations provide a uniform approach for replacing LIBOR as a reference interest rate in certain contracts as a matter of law. See "Business – Supervision and Regulation – LIBOR Act."

Regulators, industry groups, and certain committees (e.g., the Alternative Reference Rates Committee) have, among other things, published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates (e.g., the Secured Overnight Financing Rate as the recommended alternative to U.S. Dollar LIBOR), and proposed implementations of the recommended alternatives in floating rate instruments. At this time, it is not possible to predict whether these recommendations and proposals will be broadly accepted, whether they will continue to evolve, and what the effect of their implementation may be on the markets for floating-rate financial instruments.

The discontinuation of LIBOR, changes in LIBOR, or changes in market perceptions of the acceptability of LIBOR as a benchmark could result in changes to our risk exposures (for example, if the anticipated discontinuation of LIBOR adversely affects the availability or cost of floating-rate funding and, therefore, our exposure to fluctuations in interest rates) or otherwise result in losses on a product or having to pay more or receive less on securities that we own or have issued. In addition, such uncertainty could result in pricing volatility and increased capital requirements, loss of market share in certain products, adverse tax or accounting impacts, and compliance, legal and operational costs and risks associated with client disclosures, discretionary actions taken or negotiation of fallback provisions, systems disruption, business continuity, and model disruption.

The Company must maintain adequate sources of funding and liquidity.

The Company's liquidity and ability to fund and operate its business could be materially adversely affected by a variety of conditions and factors, including financial and credit market disruptions and volatility or a lack of market or customer confidence in financial markets in general, which may result in a loss of customer deposits or outflows of cash or collateral and/or ability to access capital markets on favorable terms. Negative news about the Company or the financial services industry generally may reduce market or customer confidence in the Company, which could in turn materially adversely affect the Company's liquidity and funding. Such reputational damage may result in the loss of customer deposits, the inability to sell or securitize loans or other assets, and downgrades in one or more of the Company's credit ratings, and may also negatively affect the Company's ability to access the capital markets. A downgrade in the Company's credit ratings, which could result from general industry-wide or regulatory factors not solely related to the Company, could adversely affect the Company's ability to borrow funds, including by raising the cost of borrowings substantially, and could cause creditors and business counterparties to raise collateral requirements or take other actions that could adversely affect Old National's ability to raise capital. Many of the above conditions and factors may be caused by events over which Old National has little or no control. There can be no assurance that significant disruption and volatility in the financial markets will not occur in the future.

If the Company is unable to continue to fund assets through customer bank deposits or access funding sources on favorable terms or if the Company suffers an increase in borrowing costs or otherwise fails to manage liquidity effectively, the Company's liquidity, operating margins, financial condition and results of operations may be materially adversely affected. The Company may also need to raise additional capital and liquidity through the issuance of stock, which could dilute the ownership of existing stockholders, or reduce or even eliminate common stock dividends or share repurchases to preserve capital and liquidity.

If the Company is unable to maintain or grow its deposits, it may be subject to paying higher funding costs.

The total amount that the Company pays for funding costs is dependent, in part, on the Company's ability to maintain or grow its deposits. If the Company is unable to sufficiently maintain or grow its deposits to meet liquidity objectives, it may be subject to paying higher funding costs. The Company competes with banks and other financial services companies for deposits. Recent increases in short-term interest rates have resulted in and are expected to continue to result in more intense competition in deposit pricing. If competitors raise the rates they pay on deposits, the Company's funding costs may increase, either because the Company raises rates to avoid losing deposits or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Customers may also move noninterest-bearing deposits to interest bearing accounts, increasing the cost of those deposits. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. The Company's bank customers could withdraw their money and put it in alternative investments, causing the Company to lose a lower cost source of funding. Higher funding costs could reduce the Company's net interest margin and net interest income.

Our wholesale funding sources may prove insufficient to replace deposits or support our future growth.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. These sources include brokered deposits, repurchase agreements, federal funds purchased, and Federal Home Loan Bank advances. Negative operating results or changes in industry conditions could lead to an inability to replace these additional funding sources at maturity. Our financial flexibility could be constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our results of operations and financial condition would be negatively affected.

Old National relies on dividends from Old National Bank for its liquidity.

Old National Bancorp is a separate and distinct legal entity from its subsidiaries. Old National Bancorp typically receives substantially all of its revenue from subsidiary dividends. These dividends are Old National Bancorp's principal source of funds to pay dividends on common and preferred stock, pay interest and principal on its debt, and fund purchases of its common stock. Various federal and/or state laws and regulations, as well as regulatory expectations, limit the amount of dividends that Old National Bank and certain non-bank subsidiaries may pay. See "Item 1 — Business — Supervision and Regulation — Dividends Limitations" for a discussion of restrictions on dividends. Limitations on the Company's ability to receive dividends from its subsidiaries could have a material adverse effect on its liquidity and ability to pay dividends on its stock or interest and principal on its debt, and ability to fund purchases of its common stock.

A reduction in our credit rating could adversely affect our business and/or the holders of our securities.

The credit rating agencies rating our indebtedness regularly evaluate Old National and Old National Bank. Credit ratings are based on a number of factors, including our financial strength and ability to generate earnings, as well as factors not entirely within our control, including conditions affecting the financial services industry generally and the economy and changes in rating methodologies. There can be no assurance that we will maintain our current credit ratings. A downgrade of the credit ratings of Old National or Old National Bank could adversely affect our access to liquidity and capital, significantly increase our cost of funds, and decrease the number of investors and counterparties willing to lend to us or purchase our securities. This could affect our growth, profitability, and financial condition, including liquidity.

Operational Risks

A failure or breach, including cyber-attacks, of our operational or security systems could disrupt our business, result in the disclosure of confidential information, damage our reputation, and create significant financial and legal exposure.

Although we devote significant resources to maintain and regularly upgrade our systems and processes that are designed to protect the security of our computer systems, software, networks, and other technology assets and the confidentiality, integrity, and availability of information belonging to us and our clients, there is no assurance that our security measures will provide absolute security. Further, to access our products and services our clients may use computers and mobile devices that are beyond our security control systems. In fact, many other financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyberattacks, and/or malicious code, or by means of phishing attacks, social engineering and other means.

As our reliance on technology systems increases, including as a result of work-from-home arrangements, the potential risks of technology-related interruptions in our operations or the occurrence of cyber incidents also increases. Our technologies, systems, networks and our customers' devices are periodically the target of cyberattacks, and may be the target of future cyberattacks. Malicious actors may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information, including passwords and other identifying information, in order to gain access to data or our systems.

Certain financial institutions in the United States have also experienced attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to clients for extended periods. These "denial-of-service" attacks typically do not breach data security systems, but require substantial resources to defend, and may affect client satisfaction and behavior. There have been several well-publicized attacks on various companies, including in the financial services industry, and personal, proprietary, and public e-mail systems in which the perpetrators gained unauthorized access to confidential information and customer data, often through the introduction of computer viruses or malware, cyberattacks, phishing, or other means. Even if not directed at the Company or its subsidiaries specifically, attacks on other entities with whom we do business or on whom we otherwise rely or attacks on financial or other institutions important to the overall functioning of the financial system could adversely affect, directly or indirectly, aspects of our business.

Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our systems or to investigate and remediate vulnerabilities. System enhancements and updates may also create risks associated with implementing and integrating new systems. Due to the complexity and interconnectedness of information technology systems, the process of enhancing our systems can itself create a risk of systems disruptions and security issues.

If our security systems were penetrated or circumvented, it could cause serious negative consequences for us, including significant disruption of our operations, misappropriation of our confidential information or that of our clients, or damage our computers or systems and those of our clients and counterparties, and could result in violations of applicable privacy and other laws, financial loss to us or to our clients, loss of confidence in our security measures, client dissatisfaction, significant litigation exposure, regulatory action, and harm to our reputation, all of which could have a material adverse effect on us.

Old National is subject to laws and regulations relating to the privacy of the information of clients, employees or others, and any failure to comply with these laws and regulations could expose the Company to liability and/or reputational damage.

Old National is subject to laws and regulations relating to the privacy of the information of clients, employees or others, and any failure to comply with these laws and regulations could expose the Company to liability and/or reputational damage. Changes to customer data privacy laws and regulations may impose additional operational burdens on the Company, may limit the Company's ability to pursue desirable business initiatives and increase the risks associated with any future use of customer data. Compliance with these laws and regulations may require changes to policies, procedures and technology for information security and segregation of data, which could, among other things, make the Company more vulnerable to operational failures, and to monetary penalties, litigation or regulatory enforcement actions for breach of such laws and regulations.

As privacy-related laws and regulations are implemented, they may also limit how companies like Old National can use customer data and impose obligations on companies in their management of such data. The time and resources needed for the Company to comply with such laws and regulations, as well as its potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase.

We rely on third party vendors, which could expose Old National to additional cybersecurity and operational risks.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Third parties may transmit confidential, propriety information on our behalf. Although we require third party providers to maintain certain levels of information security, such providers may remain vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious attacks that could ultimately compromise sensitive information. While we may contractually limit our liability in connection with attacks against third party providers, Old National remains exposed to the risk of loss associated with such vendors. In addition, operational errors, information system failures, or interruptions of vendors' systems, or difficulty communicating with vendors, could expose us to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

In addition, our operations are exposed to risk that vendors will not perform in accordance with the contracted arrangements under service level agreements. Although we have selected external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor's organizational structure, financial condition, support for existing products and services, or strategic focus or for any other reason, could be disruptive to our operations, which could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Replacing a vendor, particularly a large national entity with a dominant market presence, such as a number of our current vendors, could also cause us to incur significant delay and expense.

Failure to keep pace with technological change could adversely affect Old National's results of operations and financial condition.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve clients and to reduce costs. Old National's future success depends, in part, upon its ability to address client needs by using technology to provide products and services that will satisfy client demands, as well as to create additional efficiencies in Old National's operations. Old National may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its clients. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect Old National's growth, revenue, and profit.

Failure to successfully implement and integrate future system enhancements could adversely affect the Company's ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which could result in sanctions from regulatory authorities. Future system enhancements could have higher than expected costs and/or result in operating inefficiencies, which could increase the costs associated with the implementation as well as ongoing operations.

Upgrading the Company's computer systems, software, and networks subjects the Company to the risk of disruptions, failures, or delays due to the complexity and interconnectedness of the Company's computer systems, software, and networks. The failure to properly upgrade or maintain these computer systems, software, and networks could result in greater susceptibility to cyber-attacks, particularly in light of the greater frequency and severity of attacks in recent years, as well as the growing prevalence of supply chain attacks affecting software and information service providers. Failures related to upgrades and maintenance also increase risks related to unauthorized access and misuse. There can be no assurance that any such disruptions, failures, or delays will not occur or, if they do occur, that they will be adequately addressed.

Changes in consumer use of banks and changes in consumer spending and savings habits could adversely affect Old National's financial results.

Technology and other changes now allow many clients to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of client deposits and income generated from those deposits. In addition, changes in consumer spending and savings habits could adversely affect Old National's operations, and Old National may be unable to timely develop competitive new products and services in response to these changes.

Old National's controls and procedures may fail or be circumvented, and Old National's methods of reducing risk exposure may not be effective.

Old National regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Old National also maintains an Enterprise Risk Management program designed to identify, manage, mitigate, monitor, aggregate, and report risks. Any system of controls and any system to reduce risk exposure, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Additionally, instruments, systems, and strategies used to hedge or otherwise manage exposure to various types of market compliance, credit, liquidity, operational, and business risks and enterprise-wide risk could be less effective than anticipated. As a result, Old National may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk.

Pandemics, acts of war or terrorism and other adverse external events could significantly affect Old National's business.

Pandemics, including the COVID-19 pandemic, acts of war, military conflicts, including Russia's invasion of Ukraine, or terrorism and other adverse external events, including severe weather and other natural disasters, could have a significant impact on the Company's ability to conduct business. Such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Company to incur additional expenses. Although the Company has established disaster recovery plans and procedures, and monitors for significant environmental effects on its properties or its investments, the occurrence of any such event could have a material adverse effect on the Company.

For example, the COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and may continue to adversely affect, the Company's business, financial condition, liquidity, loans, asset quality, capital, and results of operations. The extent to which the COVID-19 pandemic will continue to negatively affect the Company will depend on future developments that are highly uncertain and cannot be predicted and many of which are outside of the Company's control. These future developments may include the scope and duration of any surges in the COVID-19 pandemic, the emergence of new variants of COVID-19 and the continued effectiveness of vaccines against such variants, the continued effectiveness of the Company's business continuity plan including work-from-home arrangements and staffing at branches and certain other facilities, the direct and indirect impact of the COVID-19 pandemic on the Company's employees, clients, counterparties and service providers, as well as on other market participants, actions taken, or that may yet be taken, by governmental authorities and other third parties in response to the COVID-19 pandemic, and the effectiveness and public acceptance of vaccines for COVID-19.

Depending on the impact of the pandemic and Russia's invasion of Ukraine on general economic and market conditions, consumer and corporate spending and investment and borrowing patterns, there is a risk that adverse conditions could occur, including supply chain disruptions; higher inflation; decreased demand for the Company's products and services or those of its borrowers, which could increase credit risk; challenges related to maintaining sufficient qualified personnel due to labor shortages, talent attrition, employee illness, willingness to return to work; disruptions to business operations at the Company and at counterparties, vendors and other service providers.

The war between Russia and Ukraine has negatively affected the global economy. In addition, governments around the world have responded to Russia's invasion by imposing economic sanctions and export controls on certain industry sectors and parties in Russia. Russia has responded with its own restrictions against investors and countries outside Russia and has proposed additional measures aimed at non-Russia owned businesses. Businesses in the U.S. and globally have experienced shortages in materials and increased costs for transportation, energy, and raw materials due in part to the negative effects of the war on the global economy. The escalation or continuation of the war between Russia and Ukraine or other hostilities could result in, among other things, further increased risk of cyberattacks, supply chain disruptions, higher inflation, lower consumer demand and increased volatility in commodity, currency, and other financial markets.

To the extent that pandemics, including the COVID-19 pandemic, acts of war, including Russia's invasion of Ukraine, or terrorism and other external events adversely affect Old National's business, financial, liquidity, capital, or results of operations, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Old National is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. There is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses and could materially reduce the affected property's value or limit the Company's ability to sell the affected property or to repay the indebtedness secured by the property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's business, financial condition, results of operations, and liquidity.

Old National's reported financial condition and results of operations depend on management's selection of accounting methods and require management to make estimates about matters that are uncertain.

Accounting policies and processes are fundamental to the Company's reported financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the reported amounts of assets or liabilities and financial results. Several of Old National's accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. Pursuant to generally accepted accounting principles, management is required to make certain assumptions and estimates in preparing the Company's financial statements. If assumptions or estimates underlying the Company's financial statements are incorrect, the Company may experience material losses.

Management has identified certain accounting policies as being critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, valuing an asset or liability, or recognizing or reducing a liability. Old National has established detailed policies and control procedures with respect to these critical accounting estimates. However, because of the uncertainty surrounding judgments and the estimates pertaining to these matters, Old National could be required to adjust accounting policies or restate prior period financial statements if those judgments and estimates prove to be incorrect.

Legal, Regulatory, and Compliance Risks

We have risk related to legal proceedings.

We are involved in judicial, regulatory, and arbitration proceedings concerning matters arising from our business activities and fiduciary responsibilities. We establish reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of a pending or future proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

Old National operates in a highly regulated environment, and changes in laws and regulations to which Old National is subject may adversely affect Old National's results of operations.

Old National operates in a highly regulated environment and is subject to extensive regulation, supervision, and examination by, among others, the OCC, the FDIC, the CFPB, and the Federal Reserve, and applicable state laws. Such regulation and supervision is primarily intended for the protection of the depositors and federal deposit insurance funds. In addition, the U.S. Department of the Treasury (the "U.S. Treasury") has certain supervisory and oversight duties and responsibilities. See "Business – Supervision and Regulation" herein.

Our business is highly regulated and the laws, rules, regulations, and supervisory guidance and policies applicable to us are subject to regular modification and change, and there have been significant revisions to the laws and regulations applicable to banks and bank holding companies that have been enacted or proposed in recent years. In addition, we expect that we will remain subject to extensive regulation and supervision, and that the level of regulatory scrutiny may fluctuate over time, based on numerous factors, including the OCC's heightened standards, when applicable to us, changes in the U.S. presidential administration or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). We are unable to predict the form or nature of any future changes to statutes or regulation, including the interpretation or implementation thereof. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, have and could in the future subject us to additional costs, limit the types of financial services and products we may offer, and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties, and/or reputational damage, which could have a material adverse effect on our business, financial condition, and results of operations.

We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.

The financial services industry is subject to significant regulation and scrutiny from bank supervisors in the examination process and aggressive enforcement of federal and state regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, BSA and OFAC regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. In addition, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures designed to ensure compliance in place at the time. There have been a number of significant enforcement actions in recent years by regulators, state attorneys general and the Department of Justice against banks and other non-bank financial institutions with respect to anti-money laundering and sanctions laws, and some have resulted in substantial penalties including criminal pleas. Although the Company has adopted policies and procedures designed to comply with these laws, any failure to comply with these laws and other regulations, or to maintain an adequate compliance program, could result in significant fines, penalties, lawsuits, regulatory sanctions, reputational damage, or restrictions on our business.

Changes in accounting policies, standards, and interpretations could materially affect how Old National reports its financial condition and results of operations.

The FASB periodically changes the financial accounting and reporting standards governing the preparation of Old National's financial statements. Additionally, those bodies that establish and/or interpret the financial accounting and reporting standards (such as the FASB, SEC, and banking regulators) may change prior interpretations on how these standards should be applied. These changes can be difficult to predict and can materially affect how Old National records and reports its financial condition and results of operations. In some cases, Old National could be required to retroactively apply a new or revised standard, resulting in changes to previously reported financial results.

If Old National fails to meet regulatory capital requirements which may require heightened capital levels, we may be forced to raise capital or sell assets.

Old National is subject to regulations that require us to satisfy certain capital ratios, such as the ratio of our Tier 1 capital to our risk-based assets. Regulators have implemented and may, from time to time, implement changes to these regulatory capital adequacy requirements. If we are unable to satisfy these regulatory capital requirements, due to a decline in the value of our loan portfolio or otherwise, we will be required to improve such capital ratios by either raising additional capital or by disposing of assets. If we choose to dispose of assets, we cannot be certain that we will be able to do so at prices that we believe to be appropriate, and our future operating results could be negatively affected. If we choose to raise additional capital, we may accomplish this by selling additional shares of Common Stock, or securities convertible into or exchangeable for Common Stock, which could dilute the ownership percentage of holders of our Common Stock and cause the market price of our Common Stock to decline. Additionally, events or circumstances in the capital markets generally may increase our capital costs and impair our ability to raise capital at any given time. See “Business – Supervision and Regulation – Capital Adequacy” herein for further discussion on regulatory capital requirements applicable to the Company and Old National Bank.

Old National could be subject to adverse changes or interpretations of tax laws, tax audits, or challenges to our tax positions.

Old National is subject to federal and applicable state income tax laws and regulations. Income tax laws and regulations are often complex and require significant judgment in determining the Company’s effective tax rate and in evaluating the Company’s tax positions. Changes in tax laws, changes in interpretations, guidance or regulations that may be promulgated, or challenges to judgments or actions that the Company may take with respect to tax laws could negatively impact our current and future financial performance.

In addition, our determination of our tax liability is subject to review by applicable tax authorities. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state and local taxing authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state and local taxing authorities have been increasingly aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. Any such challenges that are not resolved in our favor may adversely affect our effective tax rate, tax payments or financial condition.

Our earnings could be adversely impacted by incidences of fraud and compliance failure.

Financial institutions are inherently exposed to fraud risk. A fraud can be perpetrated by an employee, a vendor, or members of the general public, or by or at a client of Old National. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, and checking transactions. Our largest fraud risk, associated with the origination of loans, includes the intentional misstatement of information in property appraisals or other underwriting documentation provided to us by third parties. Compliance risk is the risk that loans are not originated in compliance with applicable laws and regulations and our standards. There can be no assurance that we can prevent or detect acts of fraud or violation of law or our compliance standards by the third parties that we deal with. Repeated incidences of fraud or compliance failures would adversely impact the performance of our loan portfolio.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2022, Old National and its affiliates operated a total of 263 banking centers located primarily throughout the Midwest region. Of these facilities, 140 were owned and 123 were leased from unaffiliated third parties. See Note 6 Leases to the consolidated financial statements included in Item 8 of Part II of this Form 10-K for additional information.

Old National also has several administrative offices located throughout its footprint, including its corporate headquarters located in Evansville, Indiana, which was purchased by Old National in 2016, as well as its leased commercial and consumer banking operations headquartered in Chicago, Illinois.

ITEM 3. LEGAL PROCEEDINGS

See Note 20 Commitments, Contingencies, and Financial Guarantees to the consolidated financial statements included in Item 8 of Part II of this Form 10-K for information regarding certain legal proceedings in which we are involved.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Old National's Common Stock is traded on the NASDAQ under the ticker symbol "ONB." There were 57,134 shareholders of record as of December 31, 2022. Old National did not sell any equity securities during 2022 that were not registered under the Securities Act of 1933.

The following table summarizes the purchases of Common Stock made by Old National during the fourth quarter of 2022:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2)
10/1/22 - 10/31/22	815	$16.90	—	$136,093,633
11/1/22 - 11/30/22	3,173	19.54	—	136,093,633
12/1/22 - 12/31/22	11,017	15.96	—	136,093,633
Total	15,005	$16.77	—	$136,093,633

(1) Consists of shares acquired pursuant to the Company's share-based incentive programs. Under the terms of the Company's share-based incentive programs, the Company accepts previously owned shares of common stock surrendered to satisfy tax withholding obligations associated with the vesting of restricted stock.

(2) On February 17, 2022, the Company issued a press release announcing that its Board of Directors approved a stock repurchase program that authorizes the Company to repurchase up to $200 million of the Company's outstanding shares of common stock, as conditions warrant, through January 31, 2023. No shares were repurchased during the fourth quarter of 2022 under the Company's Board-approved stock repurchase program.

FORM 10-K

The table below compares five-year cumulative total returns for our Common Stock to cumulative total returns of a broad-based equity market index and published industry indices. The comparison of shareholder returns (change in December year end stock price plus reinvested dividends) for each of the periods assumes that $100 was invested on December 31, 2017, in each of the common stock of the Company, the S&P 500 Index, the KBW NASDAQ Bank Index, and the KBW NASDAQ Regional Banking Index, with investment weighted on the basis of market capitalization.


Total Return Performance
Old National Bancorp
S&P 500 Index
KBW NASDAQ Bank Index
KBW NASDAQ Regional Banking Index
Dollars
200
150
100
50
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22

Source: S&P Global Market Intelligence

ITEM 6. [RESERVED]

FORM 10-K

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is an analysis of our results of operations for the fiscal years ended December 31, 2022, 2021, and 2020, and financial condition as of December 31, 2022 and 2021. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes. This discussion contains forward-looking statements concerning our business. Readers are cautioned that, by their nature, forward-looking statements are based on estimates and assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially from our expectations that are expressed or implied by any forward-looking statement. The discussion in Item 1A, "Risk Factors," lists some of the factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statements, and such discussion is incorporated into this discussion by reference.

GENERAL OVERVIEW

Old National is the largest financial holding company headquartered in the state of Indiana and the sixth largest Midwestern bank by asset size. The Company's corporate headquarters and principal executive office are located in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Old National, through Old National Bank, provides a wide range of banking services throughout the Midwest region, including commercial and consumer loan and depository services, and other traditional banking services. Old National also provides services to supplement its traditional banking business including fiduciary and wealth management services, investment and brokerage services, investment consulting, and other financial services.

CORPORATE DEVELOPMENTS IN FISCAL 2022

Old National had a transformational year in 2022, evidenced by our merger with First Midwest, successful completion of all related systems conversions, solid client growth, and strong talent retention and attraction. Key performance indicators experienced in 2022 included:

- net income applicable to common shareholders of $414.2 million, or $1.50 per diluted common share;
- net interest margin expansion of 58 basis points, reflective of strong loan growth and the higher rate environment;
- robust, broad-based loan growth of 12%;
- maintenance of a stable, low-cost deposit base along with a loan to deposit ratio of 89%;
- disciplined expense management; and
- excellent credit and capital metrics including net charge-offs to average loans of 0.06%.

Our net interest income increased to $1.3 billion during 2022, compared to $596.4 million in 2021 driven by the First Midwest merger, loan growth, and the higher rate environment. Noninterest income increased from $214.2 million in 2021 to $399.8 million in 2022 reflecting the First Midwest merger and a $90.7 million gain on the sale of health savings accounts in the fourth quarter of 2022, partially offset by lower mortgage banking revenue, which was impacted by the higher rate environment, and, accordingly, lower production and gain on sale margins. Our noninterest expenses increased from $501.4 million in 2021 to $1.0 billion in 2022 reflective of the additional operating costs associated with the First Midwest merger, as well as $120.9 million of merger-related expenses and $26.8 million for property optimization. In addition, higher incentive accruals resulting from strong performance contributed to the increase.

On February 15, 2022, Old National completed its previously announced merger of equals transaction with First Midwest. At closing, Old National acquired $21.9 billion of assets, including $14.3 billion of loans, and assumed $17.2 billion of deposits. Old National completed branding and all systems conversions in the third quarter of 2022.

On November 18, 2022, Old National completed its previously announced transaction with UMB, pursuant to which UMB acquired Old National's business of acting as a qualified custodian for, and administering, health savings accounts. Old National served as custodian for health savings accounts comprised of both investment accounts and deposit accounts. At closing, the health savings accounts held in deposit accounts that were transferred totaled approximately $382 million and the transaction resulted in a $90.7 million pre-tax gain.

During the fourth quarter of 2022, Old National initiated certain property optimization actions that included the closure and consolidation of certain branches as well as other real estate repositioning across our footprint. These actions resulted in pre-tax charges of $26.8 million that are associated with valuation adjustments related to these locations and are recorded in noninterest expense.

In early December of 2022, Old National implemented several enhancements to its overdraft protection programs to provide clients with more flexibility. The changes included the elimination of the non-sufficient fund ("NSF") fee when an item is returned, among other modifications that benefit consumers that will impact service charges on deposit accounts.

Pandemic Update

As previously disclosed, the COVID-19 pandemic has created economic and financial disruptions that continued to adversely affect our operations during 2022. Our historically disciplined underwriting practices, diverse and granular portfolios, and Midwest-based footprint have helped minimize the adverse impact to Old National. The pandemic has become less disruptive to the Company's business, financial condition, results of operations, and its clients as of December 31, 2022 than in prior periods.

BUSINESS OUTLOOK

In 2022, Old National benefited from the tailwinds of the Federal Reserve's target interest rate increases in general, and we enter 2023 proactively managing our balance sheet for a potential downshift in interest rates. Old National's peer leading deposit franchise adds value in any economic cycle as deposits typically cost less than other types of funding. Our healthy commercial loan pipeline heading into 2023 bodes well for future organic growth, which remains a top priority for the Company.

Our transformational merger with First Midwest accelerated our evolution into a commercially-oriented regional bank that expects to consistently deliver top quartile performance. The accomplishment of merger-related cost saves and our enduring focus on the fundamentals of basic banking, including loan growth, expansion of revenue-generating businesses, prudent capital deployment, and expense management, will help us to deliver meaningful, positive operating leverage.

Organic loan growth continues to be our priority. As we enter into 2023, our commercial loan production and pipeline are at robust levels, yet we continue to adhere to our disciplined underwriting process. We believe our approach to downgrading troubled credits early and a patient approach to resolving issues results in better outcomes for our clients and ultimately lower costs for Old National. Old National credit quality remains strong, and we have not experienced any specific sector credit related weaknesses, yet we will remain diligent in adhering to our risk profile and underwriting standards.

As we look ahead to 2023, we believe our increased scale, relationship banking approach, skilled team members, geographic reach, strong balance sheet, including our peer leading deposit franchise, and operating efficiency will allow us to continue to create value for our shareholders and drive positive operating leverage.

FINANCIAL HIGHLIGHTS

The following table sets forth certain financial highlights of Old National for the previous five quarters:

(dollars and shares in thousands, except per share data)	Three Months Ended				
	December 31, 2022	**September 30, 2022**	**June 30, 2022**	**March 31, 2022**	**December 31, 2021**
Income Statement:					
Net interest income	**$ 391,090**	$ 376,589	$ 337,472	$ 222,785	$ 146,781
Taxable equivalent adjustment [1]	**5,378**	4,950	4,314	3,772	3,442
Net interest income - taxable equivalent basis	**396,468**	381,539	341,786	226,557	150,223
Provision for credit losses [2]	**11,408**	15,490	9,165	108,736	(1,332)
Noninterest income	**165,037**	80,385	89,117	65,240	51,484
Noninterest expense [2]	**282,675**	262,444	277,475	215,589	131,355
Net income (loss) available to common shareholders	**$ 196,701**	$ 136,119	$ 110,952	$ (29,603)	$ 56,188
Per Common Share Data:					
Weighted average diluted common shares	**293,131**	292,483	291,881	227,002	166,128
Net income (loss) (diluted)	**$ 0.67**	$ 0.47	$ 0.38	$ (0.13)	$ 0.34
Cash dividends	**0.14**	0.14	0.14	$ 0.14	$ 0.14
Common dividend payout ratio [3]	**21 %**	30 %	37 %	(108)%	41 %
Book value	**$ 16.68**	$ 16.05	$ 16.51	$ 17.03	$ 18.16
Stock price	**17.98**	16.47	14.79	16.38	18.12
Tangible common book value [4]	**9.42**	8.75	9.23	9.71	11.70
Performance Ratios:					
Return on average assets	**1.74 %**	1.22 %	1.01 %	(0.31)%	0.93 %
Return on average common equity	**16.77**	11.13	9.08	(2.89)	7.49
Return on tangible common equity [4]	**29.25**	22.07	17.21	(3.61)	11.98
Return on average tangible common equity [4]	**31.53**	20.49	16.93	(4.03)	12.07
Net interest margin [4]	**3.85**	3.71	3.33	2.88	2.77
Efficiency ratio [4]	**49.12**	55.26	62.72	72.32	63.98
Efficiency ratio (prior presentation) [5]	**N/A**	56.17	62.70	76.15	64.27
Net charge-offs (recoveries) to average loans	**0.05**	0.10	0.02	0.05	(0.04)
Allowance for credit losses on loans to ending loans	**0.98**	0.99	0.97	0.99	0.79
Allowance for credit losses [6] to ending loans	**1.08**	1.08	1.05	1.07	0.87
Non-performing loans to ending loans	**0.81**	0.81	0.78	0.88	0.92
Balance Sheet:					
Total loans	**$ 31,123,641**	$ 30,528,933	$ 29,553,648	$ 28,336,244	$ 13,601,846
Total assets	**46,763,372**	46,215,526	45,748,355	45,834,648	24,453,564
Total deposits	**35,000,830**	36,053,663	35,538,975	35,607,390	18,569,195
Total borrowed funds	**5,586,314**	4,264,750	4,384,411	4,347,560	2,575,240
Total shareholders' equity	**5,128,595**	4,943,383	5,078,783	5,232,114	3,012,018
Capital Ratios:					
Risk-based capital ratios:					
Tier 1 common equity	**10.03 %**	9.88 %	9.90 %	10.04 %	12.04 %
Tier 1	**10.71**	10.58	10.63	10.79	12.04
Total	**12.02**	11.84	12.03	12.19	12.77
Leverage ratio (to average assets)	**8.52**	8.26	8.19	10.58	8.59
Total equity to assets (averages)	**10.70**	11.18	11.22	12.03	12.35
Tangible common equity to tangible assets [4]	**6.18**	5.82	6.20	6.51	8.30
Nonfinancial Data:					
Full-time equivalent employees	**3,967**	4,008	4,196	4,333	2,374
Banking centers	**263**	263	266	267	162

(1) Calculated using the federal statutory tax rate in effect of 21% for all periods.
(2) Provision for unfunded loan commitments is included in the provision for credit losses. The reclassification of the provision for unfunded loan commitments out of other expense as a component of noninterest expense was made to prior period amounts to conform to the current period presentation.
(3) Cash dividends per share divided by net income per share (basic).
(4) Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.
(5) Presented as calculated prior to December 31, 2022, which included the provision for unfunded loan commitments in noninterest expense. Management believes that removing the provision for unfunded loan commitments from this metric enhances comparability for peer comparison purposes.
(6) Includes the allowance for credit losses on loans and unfunded loan commitments.

The following table sets forth certain financial highlights of Old National for the year-to-date periods:

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2022	2021
Income Statement:		
Net interest income	**$ 1,327,936**	$ 596,400
Taxable equivalent adjustment [1]	**18,414**	13,913
Net interest income - taxable equivalent basis	**1,346,350**	610,313
Provision for credit losses [2]	**144,799**	(29,622)
Noninterest income	**399,779**	214,219
Noninterest expense [2]	**1,038,183**	501,379
Net income available to common shareholders	**$ 414,169**	$ 277,538
Per Common Share Data:		
Weighted average diluted common shares	**276,688**	165,929
Net income (diluted)	**$ 1.50**	$ 1.67
Cash dividends	**$ 0.56**	$ 0.56
Common dividend payout ratio [3]	**37 %**	33 %
Book value	**$ 16.68**	$ 18.16
Stock price	**17.98**	18.12
Tangible common book value [4]	**9.42**	11.70
Performance Ratios:		
Return on average assets	**0.99 %**	1.17 %
Return on average common equity	**8.92**	9.26
Return on tangible common equity [4]	**15.72**	14.74
Return on average tangible common equity [4]	**16.34**	14.89
Net interest margin [4]	**3.47**	2.89
Efficiency ratio [4]	**57.97**	59.75
Efficiency ratio (prior presentation) [5]	**N/A**	59.65
Net charge-offs (recoveries) to average loans	**0.06**	(0.03)
Allowance for credit losses on loans to ending loans	**0.98**	0.79
Allowance for credit losses [6] to ending loans	**1.08**	0.87
Non-performing loans to ending loans	**0.81**	0.92
Balance Sheet:		
Total loans	**$ 31,123,641**	$ 13,601,846
Total assets	**46,763,372**	24,453,564
Total deposits	**35,000,830**	18,569,195
Total borrowed funds	**5,586,314**	2,575,240
Total shareholders' equity	**5,128,595**	3,012,018
Capital Ratios:		
Risk-based capital ratios:		
Tier 1 common equity	**10.03 %**	12.04 %
Tier 1	**10.71**	12.04
Total	**12.02**	12.77
Leverage ratio (to average assets)	**8.52**	8.59
Total equity to assets (averages)	**11.23**	12.60
Tangible common equity to tangible assets [4]	**6.18**	8.30
Nonfinancial Data:		
Full-time equivalent employees	**3,967**	2,374
Banking centers	**263**	162

(1) Calculated using the federal statutory tax rate in effect of 21% for all periods.
(2) Provision for unfunded loan commitments is included in the provision for credit losses. The reclassification of the provision for unfunded loan commitments out of other expense as a component of noninterest expense was made to prior period amounts to conform to the current period presentation.
(3) Cash dividends per share divided by net income per share (basic).
(4) Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.
(5) Presented as calculated prior to December 31, 2022, which included the provision for unfunded loan commitments in noninterest expense. Management believes that removing the provision for unfunded loan commitments from this metric enhances comparability for peer comparison purposes.
(6) Includes the allowance for credit losses on loans and unfunded loan commitments.

NON-GAAP FINANCIAL MEASURES

The Company's accounting and reporting policies conform to GAAP and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the following table.

The taxable equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes.

In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from shareholders' equity and retain the effect of AOCI in shareholders' equity.

Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the previously provided tables and the following reconciliations in the "Non-GAAP Reconciliations" section for details on the calculation of these measures to the extent presented herein.

The following table presents GAAP to non-GAAP reconciliations for the previous five quarters:

	Three Months Ended				
(dollars and shares in thousands, except per share data)	**December 31, 2022**	**September 30, 2022**	**June 30, 2022**	**March 31, 2022**	**December 31, 2021**
Tangible common book value:					
Shareholders' common equity	**$ 4,884,876**	$ 4,699,664	$ 4,835,064	$ 4,988,395	$ 3,012,018
Deduct: Goodwill and intangible assets	**2,125,121**	2,135,792	2,131,815	2,144,609	1,071,672
Tangible shareholders' common equity [1]	**$ 2,759,755**	$ 2,563,872	$ 2,703,249	$ 2,843,786	$ 1,940,346
Period end common shares	**292,903**	292,880	292,893	292,959	165,838
Tangible common book value [1]	**9.42**	8.75	9.23	9.71	11.70
Return on tangible common equity:					
Net income (loss) applicable to common shares	**$ 196,701**	$ 136,119	$ 110,952	$ (29,603)	$ 56,188
Add: Intangible amortization (net of tax) [2]	**5,090**	5,317	5,378	3,934	1,930
Tangible net income (loss) [1]	**$ 201,791**	$ 141,436	$ 116,330	$ (25,669)	$ 58,118
Tangible shareholders' common equity [1] (see above)	**$ 2,759,755**	$ 2,563,872	$ 2,703,249	$ 2,843,786	$ 1,940,346
Return on tangible common equity [1]	**29.25 %**	22.07 %	17.21 %	(3.61)%	11.98 %
Return on average tangible common equity:					
Tangible net income (loss) [1] (see above)	**$ 201,791**	$ 141,436	$ 116,330	$ (25,669)	$ 58,118
Average shareholders' common equity	**$ 4,692,863**	$ 4,890,434	$ 4,886,181	$ 4,101,206	$ 2,998,825
Deduct: Average goodwill and intangible assets	**2,132,480**	2,129,858	2,136,964	1,550,624	1,072,986
Average tangible shareholders' common equity [1]	**$ 2,560,383**	$ 2,760,576	$ 2,749,217	$ 2,550,582	$ 1,925,839
Return on average tangible common equity [1]	**31.53 %**	20.49 %	16.93 %	(4.03)%	12.07 %
Net interest margin:					
Net interest income	**$ 391,090**	$ 376,589	$ 337,472	$ 222,785	$ 146,781
Taxable equivalent adjustment	**5,378**	4,950	4,314	3,772	3,442
Net interest income - taxable equivalent basis [1]	**$ 396,468**	$ 381,539	$ 341,786	$ 226,557	$ 150,223
Average earning assets	**$ 41,206,695**	$ 41,180,026	$ 41,003,338	$ 31,483,553	$ 21,670,723
Net interest margin [1]	**3.85 %**	3.71 %	3.33 %	2.88 %	2.77 %
Efficiency ratio:					
Noninterest expense	**$ 282,675**	$ 262,444	$ 277,475	$ 215,589	$ 131,355
Deduct: Intangible amortization expense	**6,787**	7,089	7,170	4,811	2,573
Adjusted noninterest expense [1]	**$ 275,888**	$ 255,355	$ 270,305	$ 210,778	$ 128,782
Net interest income - taxable equivalent basis [1] (see above)	**$ 396,468**	$ 381,539	$ 341,786	$ 226,557	$ 150,223
Noninterest income	**165,037**	80,385	89,117	65,240	51,484
Deduct: Debt securities gains (losses), net	**(173)**	(172)	(85)	342	435
Adjusted total revenue [1]	**$ 561,678**	$ 462,096	$ 430,988	$ 291,455	$ 201,272
Efficiency ratio	**49.12 %**	55.26 %	62.72 %	72.32 %	63.98 %
Tangible common equity to tangible assets:					
Tangible shareholders' equity [1] (see above)	**$ 2,759,755**	$ 2,563,872	$ 2,703,249	$ 2,843,786	$ 1,940,346
Assets	**$ 46,763,372**	$ 46,215,526	$ 45,748,355	$ 45,834,648	$ 24,453,564
Add: Trust overdrafts	**—**	—	—	1	—
Deduct: Goodwill and intangible assets	**2,125,121**	2,135,792	2,131,815	2,144,609	1,071,672
Tangible assets [1]	**$ 44,638,251**	$ 44,079,734	$ 43,616,540	$ 43,690,040	$ 23,381,892
Tangible common equity to tangible assets [1]	**6.18 %**	5.82 %	6.20 %	6.51 %	8.30 %

(1) Represents a non-GAAP financial measure.
(2) Calculated using management's estimate of the annual fully taxable equivalent rates (federal and state).

FORM 10-K

The following table presents GAAP to non-GAAP reconciliations for the year-to-date periods:

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2022	2021
Tangible common book value:		
Shareholders' common equity	**$ 4,884,876**	$ 3,012,018
Deduct: Goodwill and intangible assets	**2,125,121**	1,071,672
Tangible shareholders' common equity [1]	**$ 2,759,755**	$ 1,940,346
Period end common shares	**292,903**	165,838
Tangible common book value [1]	**9.42**	11.70
Return on tangible common equity:		
Net income (loss) applicable to common shares	**$ 414,169**	$ 277,538
Add: Intangible amortization (net of tax) [2]	**19,718**	8,502
Tangible net income (loss) [1]	**$ 433,887**	$ 286,040
Tangible shareholders' common equity [1] (see above)	**$ 2,759,755**	$ 1,940,346
Return on tangible common equity [1]	**15.72 %**	14.74 %
Return on average tangible common equity:		
Tangible net income (loss) [1] (see above)	**$ 433,887**	$ 286,040
Average shareholders' common equity	**$ 4,644,971**	$ 2,997,520
Deduct: Average goodwill and intangible assets	**1,989,466**	1,077,065
Average tangible shareholders' common equity [1]	**$ 2,655,505**	$ 1,920,455
Return on average tangible common equity [1]	**16.34 %**	14.89 %
Net interest margin:		
Net interest income	**$ 1,327,936**	$ 596,400
Taxable equivalent adjustment	**18,414**	13,913
Net interest income - taxable equivalent basis [1]	**$ 1,346,350**	$ 610,313
Average earning assets	**$ 38,751,786**	$ 21,152,209
Net interest margin [1]	**3.47 %**	2.89 %
Efficiency ratio:		
Noninterest expense	**$ 1,038,183**	$ 501,379
Deduct: Intangible amortization expense	**25,857**	11,336
Adjusted noninterest expense [1]	**$ 1,012,326**	$ 490,043
Net interest income - taxable equivalent basis [1] (see above)	**$ 1,346,350**	$ 610,313
Noninterest income	**399,779**	214,219
Deduct: Debt securities gains (losses), net	**(88)**	4,327
Adjusted total revenue [1]	**$ 1,746,217**	$ 820,205
Efficiency ratio	**57.97 %**	59.75 %
Tangible common equity to tangible assets:		
Tangible shareholders' equity [1] (see above)	**$ 2,759,755**	$ 1,940,346
Assets	**$ 46,763,372**	$ 24,453,564
Deduct: Goodwill and intangible assets	**2,125,121**	1,071,672
Tangible assets [1]	**$ 44,638,251**	$ 23,381,892
Tangible common equity to tangible assets [1]	**6.18 %**	8.30 %

(1) Represents a non-GAAP financial measure.
(2) Calculated using management's estimate of the annual fully taxable equivalent rates (federal and state).

FORM 10-K

RESULTS OF OPERATIONS

The following table sets forth certain income statement information of Old National:

	Years Ended December 31,		
(dollars in thousands, except per share data)	2022	2021	2020
Income Statement Summary:			
Net interest income	**$ 1,327,936**	$ 596,400	$ 596,094
Provision for credit losses	**144,799**	(29,622)	42,879
Noninterest income	**399,779**	214,219	239,274
Noninterest expense	**1,038,183**	501,379	536,933
Net income applicable to common shareholders	**414,169**	277,538	226,409
Net income per common share - diluted	**1.50**	1.67	1.36
Other Data:			
Return on average common equity	**8.92 %**	9.26 %	7.87 %
Return on tangible common equity [1]	**15.72 %**	14.74 %	12.54 %
Return on average tangible common equity [1]	**16.34 %**	14.89 %	13.27 %
Efficiency ratio [1]	**57.97 %**	59.75 %	62.38 %
Efficiency ratio (prior presentation) [2]	**N/A**	59.65 %	62.91 %
Tier 1 leverage ratio	**8.52 %**	8.59 %	8.20 %
Net charge-offs (recoveries) to average loans	**0.06 %**	(0.03)%	0.02 %

(1) Represents a non-GAAP financial measure. Refer to "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.
(2) Presented as calculated prior to December 31, 2022, which included the provision for unfunded loan commitments in noninterest expense. Management believes that removing the provision for unfunded loan commitments from this metric enhances comparability for peer comparison purposes.

Comparison of Fiscal Years 2022 and 2021

Net Interest Income

Net interest income is the most significant component of our earnings, comprising 77% of 2022 revenues. Net interest income and net interest margin are influenced by many factors, primarily the volume and mix of earning assets, funding sources, and interest rate fluctuations. Other factors include the level of accretion income on purchased loans, prepayment risk on mortgage and investment-related assets, and the composition and maturity of interest-earning assets and interest-bearing liabilities.

Interest rates increased significantly during 2022. The Federal Reserve's Federal Funds range is currently in a target range of 4.25% to 4.50%, with the Effective Federal Funds Rate at 4.33% at December 31, 2022. The Federal Reserve is expected to continue to increase the Federal Funds Rate into 2023. Management actively takes balance sheet restructuring, derivative, and deposit pricing actions to help mitigate interest rate risk. See the section of this Item 7 titled "Market Risk" for additional information regarding this risk.

Loans typically generate more interest income than investment securities with similar maturities. Funding from client deposits generally costs less than wholesale funding sources. Factors such as general economic activity, Federal Reserve monetary policy, and price volatility of competing alternative investments, can also exert significant influence on our ability to optimize our mix of assets and funding, net interest income, and net interest margin.

Net interest income is the excess of interest received from interest-earning assets over interest paid on interest-bearing liabilities. For analytical purposes, net interest income is presented in the table that follows, adjusted to a taxable equivalent basis to reflect what our tax-exempt assets would need to yield in order to achieve the same after-tax yield as a taxable asset. We used the federal statutory tax rate in effect of 21% for all periods. This analysis portrays the income tax benefits related to tax-exempt assets and helps to facilitate a comparison between taxable and tax-exempt assets. Management believes that it is a standard practice in the banking industry to present net interest margin and net interest income on a fully taxable equivalent basis. Therefore, management believes these measures provide useful information for both management and investors by allowing them to make better peer comparisons.

The following table presents a three-year average balance sheet and for each major asset and liability category, its related interest income and yield, or its expense and rate for the years ended December 31.

(Taxable equivalent basis, dollars in thousands)	2022			2021			2020		
	Average Balance	**Income [(1)]/ Expense**	**Yield/ Rate**	**Average Balance**	**Income [(1)]/ Expense**	**Yield/ Rate**	**Average Balance**	**Income [(1)]/ Expense**	**Yield/ Rate**
Earning Assets									
Money market and other interest-earning investments	**$ 812,296**	**$ 2,814**	**0.35 %**	$ 450,158	$ 589	0.13 %	$ 174,494	$ 568	0.33 %
Investment securities:									
Treasury and government-sponsored agencies	**2,290,229**	**47,932**	**2.09**	1,573,855	24,209	1.54	547,054	12,124	2.22
Mortgage-backed securities	**5,562,442**	**129,411**	**2.33**	3,356,950	60,479	1.80	3,246,520	70,611	2.17
States and political subdivisions	**1,805,433**	**57,688**	**3.20**	1,548,939	50,115	3.24	1,347,490	47,034	3.49
Other securities	**687,926**	**24,133**	**3.51**	443,606	10,680	2.41	485,430	11,990	2.47
Total investment securities	**10,346,030**	**259,164**	**2.50**	6,923,350	145,483	2.10	5,626,494	141,759	2.52
Loans: [(2)]									
Commercial	**8,252,237**	**397,228**	**4.81**	3,763,099	138,063	3.67	3,843,089	140,473	3.66
Commercial real estate	**11,147,967**	**489,499**	**4.39**	6,168,146	228,568	3.71	5,477,562	234,670	4.28
Residential real estate loans	**5,622,901**	**201,637**	**3.59**	2,269,989	83,578	3.68	2,352,444	94,202	4.00
Consumer	**2,570,355**	**122,274**	**4.76**	1,577,467	56,281	3.57	1,684,598	65,222	3.87
Total loans	**27,593,460**	**1,210,638**	**4.39**	13,778,701	506,490	3.68	13,357,693	534,567	4.00
Total earning assets	**38,751,786**	**$ 1,472,616**	**3.80 %**	21,152,209	$ 652,562	3.09 %	19,158,681	$ 676,894	3.53 %
Less: Allowance for credit losses on loans	**(261,534)**			(117,436)			(115,321)		
Non-Earning Assets									
Cash and due from banks	**355,391**			256,860			327,053		
Other assets	**4,404,057**			2,492,054			2,414,602		
Total assets	**$ 43,249,700**			$ 23,783,687			$ 21,785,015		
Interest-Bearing Liabilities									
Checking and NOW accounts	**$ 8,104,844**	**$ 21,321**	**0.26 %**	$ 4,974,477	$ 2,080	0.04 %	$ 4,465,120	$ 5,450	0.12 %
Savings accounts	**6,342,697**	**3,367**	**0.05**	3,648,019	2,003	0.05	3,113,435	3,156	0.10
Money market accounts	**4,961,159**	**11,882**	**0.24**	2,092,661	1,756	0.08	1,866,197	4,585	0.25
Time deposits	**2,358,731**	**12,523**	**0.53**	1,020,359	5,115	0.50	1,421,216	14,978	1.05
Total interest-bearing deposits	**21,767,431**	**49,093**	**0.23**	11,735,516	10,954	0.09	10,865,968	28,169	0.26
Federal funds purchased and interbank borrowings	**151,243**	**5,021**	**3.32**	1,113	—	—	138,257	1,296	0.94
Securities sold under agreements to repurchase	**440,619**	**843**	**0.19**	392,777	397	0.10	375,961	854	0.23
FHLB advances	**2,986,006**	**51,524**	**1.73**	1,902,407	21,075	1.11	2,055,155	27,274	1.33
Other borrowings	**619,659**	**19,785**	**3.19**	269,484	9,823	3.65	242,642	9,621	3.96
Total borrowed funds	**4,197,527**	**77,173**	**1.84**	2,565,781	31,295	1.22	2,812,015	39,045	1.39
Total interest-bearing liabilities	**$ 25,964,958**	**$ 126,266**	**0.49 %**	$ 14,301,297	$ 42,249	0.30 %	$ 13,677,983	$ 67,214	0.49 %
Noninterest-Bearing Liabilities and Shareholders' Equity									
Demand deposits	**11,750,306**			6,163,937			4,945,506		
Other liabilities	**676,940**			320,933			286,066		
Shareholders' equity	**4,857,496**			2,997,520			2,875,460		
Total liabilities and shareholders' equity	**$ 43,249,700**			$ 23,783,687			$ 21,785,015		
Net interest income - taxable equivalent basis		**$ 1,346,350**	**3.47 %**		$ 610,313	2.89 %		$ 609,680	3.18 %
Taxable equivalent adjustment		**(18,414)**			(13,913)			(13,586)	
Net interest income (GAAP)		**$ 1,327,936**	**3.43 %**		$ 596,400	2.82 %		$ 596,094	3.11 %

(1) Interest income is reflected on a fully taxable equivalent basis.
(2) Includes loans held for sale.

The following table presents fluctuations in taxable equivalent net interest income attributable to changes in the average balances of assets and liabilities and the yields earned or rates paid for the years ended December 31.

	From 2021 to 2022			From 2020 to 2021		
	Total	Attributed to		Total	Attributed to	
(dollars in thousands)	Change [(1)]	Volume	Rate	Change [(1)]	Volume	Rate
Interest Income						
Money market and other interest-earning investments	**$ 2,225**	**$ 865**	**$ 1,360**	$ 21	$ 628	$ (607)
Investment securities [(2)]	**113,681**	**78,830**	**34,851**	3,724	29,963	(26,239)
Loans [(2)]	**704,148**	**556,963**	**147,185**	(28,077)	16,163	(44,240)
Total interest income	**820,054**	**636,658**	**183,396**	(24,332)	46,754	(71,086)
Interest Expense						
Checking and NOW deposits	**19,241**	**4,770**	**14,471**	(3,370)	419	(3,789)
Savings deposits	**1,364**	**1,299**	**65**	(1,153)	417	(1,570)
Money market deposits	**10,126**	**4,644**	**5,482**	(2,829)	371	(3,200)
Time deposits	**7,408**	**6,897**	**511**	(9,863)	(3,127)	(6,736)
Federal funds purchased and interbank borrowings	**5,021**	**2,492**	**2,529**	(1,296)	(640)	(656)
Securities sold under agreements to repurchase	**446**	**70**	**376**	(457)	27	(484)
Federal Home Loan Bank advances	**30,449**	**15,351**	**15,098**	(6,199)	(1,859)	(4,340)
Other borrowings	**9,962**	**11,972**	**(2,010)**	202	1,021	(819)
Total interest expense	**84,017**	**47,495**	**36,522**	(24,965)	(3,371)	(21,594)
Net interest income	**$ 736,037**	**$ 589,163**	**$ 146,874**	$ 633	$ 50,125	$ (49,492)

(1) The variance not solely due to rate or volume is allocated equally between the rate and volume variance.

(2) Interest on investment securities and loans includes the effect of taxable equivalent adjustments of $11.5 million and $6.9 million, respectively, in 2022; $9.9 million and $4.0 million, respectively, in 2021; and $8.9 million and $4.7 million, respectively, in 2020; using the federal statutory tax rate in effect of 21%.

The increase in net interest income in 2022 when compared to 2021 was primarily due to higher average earning assets as a result of the merger, loan growth, higher rates, and higher accretion income. Partially offsetting these increases were higher average interest-bearing liabilities as a result of the merger, lower interest and fees related to PPP loans, and higher costs of average interest-bearing liabilities. Accretion income associated with acquired loans and borrowings totaled $86.4 million in 2022, compared to $16.7 million in 2021. Net interest income in 2022 included $6.9 million of interest and net fees on PPP loans, compared to $44.4 million in 2021. There were no unamortized fees on remaining PPP loans at December 31, 2022.

The increase in the net interest margin on a fully taxable equivalent basis in 2022 when compared to 2021 was primarily due to higher yields on interest earning assets, partially offset by higher costs of interest-bearing liabilities. The yield on average earning assets increased 71 basis points from 3.09% in 2021 to 3.80% in 2022 and the cost of interest-bearing liabilities increased 19 basis points from 0.30% in 2021 to 0.49% in 2022. Average earning assets increased by $17.6 billion, or 83%. The increase in average earning assets consisted of a $3.4 billion increase in investment securities, a $13.8 billion increase in loans, and a $362.1 million increase in money market and other interest-earning investments. Average interest-bearing liabilities increased $11.7 billion, or 82%. The increase in average interest-bearing liabilities consisted of an $10.0 billion increase in interest-bearing deposits, a $150.1 million increase in federal funds purchased and interbank borrowings, a $47.8 million increase in securities sold under agreements to repurchase, a $1.1 billion increase in FHLB advances, and a $350.2 million increase in other borrowings. Average noninterest-bearing deposits increased by $5.6 billion.

The increase in average earning assets in 2022 compared to 2021 was primarily due to the merger with First Midwest and strong loan growth. The loan portfolio, including loans held for sale, which generally has an average yield higher than the investment portfolio, was 71% of average interest earning assets in 2022, compared to 65% in 2021.

Average loans including loans held for sale increased $13.8 billion in 2022 compared to 2021 primarily due to the First Midwest merger and strong organic loan growth.

Average investments increased $3.4 billion in 2022 compared to 2021 reflecting the First Midwest merger.

Average non-interest-bearing deposits increased $5.6 billion in 2022 compared to 2021 primarily due to the First Midwest merger. Average interest-bearing deposits increased $10.0 billion in 2022 compared to 2021 driven by the First Midwest merger.

Average borrowed funds increased $1.6 billion in 2022 compared to 2021 primarily due to the First Midwest merger.

Provision for Credit Losses

Old National recorded a provision for credit losses of $144.8 million in 2022, compared to a recapture of $29.6 million in 2021. Net charge-offs totaled $16.1 million in 2022, which included $11.2 million of net charge-offs on PCD loans, compared to net recoveries of $4.8 million in 2021. The provision for credit losses on loans in 2022 included $96.3 million to establish an allowance for credit losses on non-PCD loans acquired in the First Midwest merger. Provision for credit losses on unfunded loan commitments totaled $21.3 million in 2022, including $11.0 million for unfunded loan commitments acquired in the First Midwest merger. Recapture of credit losses on unfunded loan commitments totaled $0.8 million in 2021. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance. For additional information about non-performing loans, charge-offs, and additional items impacting the provision, refer to the "Risk Management – Credit Risk" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Noninterest Income

We generate revenues in the form of noninterest income through client fees, sales commissions, and gains and losses from our core banking franchise and other related businesses, such as wealth management, investment consulting, and investment products. This source of revenue as a percentage of total revenue was 23% in 2022 compared to 26% in 2021.

The following table details the components of noninterest income:

	Years Ended December 31,			% Change From Prior Year	
(dollars in thousands)	**2022**	2021	2020	**2022**	2021
Wealth management fees	**$ 69,102**	$ 40,409	$ 36,806	**71.0 %**	9.8 %
Service charges on deposit accounts	**72,501**	31,658	32,557	**129.0**	(2.8)
Debit card and ATM fees	**40,227**	23,766	22,702	**69.3**	4.7
Mortgage banking revenue	**23,015**	42,558	62,775	**(45.9)**	(32.2)
Investment product fees	**31,749**	24,639	21,614	**28.9**	14.0
Capital markets income	**25,986**	21,997	22,480	**18.1**	(2.1)
Company-owned life insurance	**14,564**	10,589	12,031	**37.5**	(12.0)
Debt securities gains (losses), net	**(88)**	4,327	10,767	**(102.0)**	(59.8)
Gain on sale of health savings accounts	**90,673**	—	—	**N/A**	N/A
Other income	**32,050**	14,276	17,542	**124.5**	(18.6)
Total noninterest income	**$ 399,779**	$ 214,219	$ 239,274	**86.6 %**	(10.5)%
Noninterest income to total revenue [(1)]	**22.9 %**	26.0 %	28.2 %		

(1) Total revenue includes the effect of a taxable equivalent adjustment of $18.4 million in 2022, $13.9 million in 2021, and $13.6 million in 2020.

The increase in noninterest income in 2022 compared to 2021 was primarily due to the First Midwest merger in February of 2022 and a $90.7 million gain on the sale of health savings accounts in the fourth quarter of 2022. The increase in noninterest income was partially offset by lower mortgage banking revenue, which was impacted by the higher rate environment, and, accordingly, lower production and gain on sale margins. In addition, wealth management fees were negatively impacted by current market conditions.

On November 18, 2022, Old National completed its previously announced transaction with UMB, pursuant to which UMB acquired Old National's business of acting as a qualified custodian for, and administering, health savings accounts. Old National served as custodian for health savings accounts comprised of both investment accounts and deposit accounts. At closing, the health savings accounts held in deposit accounts that were transferred totaled approximately $382 million and the transaction resulted in a $90.7 million pre-tax gain.

Noninterest Expense

The following table details the components of noninterest expense:

	Years Ended December 31,			% Change From Prior Year	
(dollars in thousands)	**2022**	2021	2020	**2022**	2021
Salaries and employee benefits	**$ 575,626**	$ 284,098	$ 293,590	**102.6 %**	(3.2)%
Occupancy	**100,421**	54,834	55,316	**83.1**	(0.9)
Equipment	**27,637**	16,704	16,690	**65.5**	0.1
Marketing	**32,264**	12,684	10,874	**154.4**	16.6
Data processing	**84,865**	47,047	41,086	**80.4**	14.5
Communication	**18,846**	10,073	9,731	**87.1**	3.5
Professional fees	**39,046**	20,077	15,755	**94.5**	27.4
FDIC assessment	**19,332**	6,059	6,722	**219.1**	(9.9)
Amortization of intangibles	**25,857**	11,336	14,091	**128.1**	(19.6)
Amortization of tax credit investments	**10,961**	6,770	18,788	**61.9**	(64.0)
Property optimization	**26,818**	—	27,050	**N/A**	(100.0)
Other expense	**76,510**	31,697	27,240	**141.4**	16.4
Total noninterest expense	**$ 1,038,183**	$ 501,379	$ 536,933	**107.1 %**	(6.6)%

Noninterest expense increased $536.8 million in 2022 compared to 2021 reflective of the additional operating costs associated with the First Midwest merger, as well as $120.9 million of merger-related expenses and $26.8 million for property optimization. In addition, higher incentive accruals resulting from strong performance contributed to the increase. Noninterest expense for 2021 included $14.6 million of merger-related expenses.

During the fourth quarter of 2022, Old National initiated certain property optimization actions that included the closure and consolidation of certain branches as well as other real estate repositioning across our footprint. These actions resulted in expenses totaling $26.8 million that are associated with valuation adjustments related to these locations.

Amortization of tax credit investments increased $4.2 million in 2022 compared to 2021. The recognition of tax credit amortization expense is contingent upon the successful completion of the rehabilitation of a historic building or completion of a solar project within the reporting period. Many factors including weather, labor availability, building regulations, inspections, and other unexpected construction delays related to a rehabilitation project can cause a project to exceed its estimated completion date. See Note 9 to the consolidated financial statements for additional information on our tax credit investments.

Provision for Income Taxes

We record a provision for income taxes currently payable and for income taxes payable or benefits to be received in the future, which arise due to timing differences in the recognition of certain items for financial statement and income tax purposes. The major difference between the effective tax rate applied to our financial statement income and the federal statutory tax rate is caused by a tax benefit from our tax credit investments and interest on tax-exempt securities and loans. The effective tax rate was 21.4% in 2022 compared to 18.1% in 2021. The higher effective tax rate in 2022 compared to 2021 reflected the increase in pre-tax book income and higher post-merger estimated state effective tax rates. An increase in non-deductible officer compensation also contributed to the higher tax rate, the majority of which was merger related. See Note 15 to the consolidated financial statements for additional details on Old National's income tax provision.

Comparison of Fiscal Years 2021 and 2020

In 2021, we generated net income applicable to common shareholders of $277.5 million and diluted net income per common share of $1.67 compared to $226.4 million and diluted net income per common share of $1.36, respectively, in 2020. The 2021 earnings included a $0.3 million increase in net interest income, a $35.6 million decrease in noninterest expense, and a $72.5 million decrease in provision for credit losses. These favorable variances in net income applicable to common shareholders were partially offset by $25.1 million decrease in noninterest income and a $32.2 million increase in income tax expense. High commercial loan production and mortgage production, consistently strong credit quality metrics, and low cost of total deposits all contributed to favorable 2021 performance when compared to 2020.

Net interest income increased slightly to $596.4 million in 2021, compared to $596.1 million in 2020. Taxable equivalent net interest income was $610.3 million in 2021, compared to $609.7 million in 2020. Average earning assets increased by $2.0 billion in 2021 and the yield on average earning assets decreased 44 basis points from 3.53% in 2020 to 3.09% in 2021.

The provision for credit losses was a recapture of $29.6 million in 2021, compared to an expense of $42.9 million in 2020. Charge-offs remained low during 2021 and we continued to see positive trends in credit quality.

Noninterest income decreased $25.1 million in 2021 compared to 2020 reflecting lower mortgage banking revenue and lower debt securities gains.

Noninterest expense decreased $35.6 million in 2021 compared to 2020 reflecting higher charges related to the ONB Way strategic initiative in 2020 and lower amortization of tax credit investments in 2021.

The provision for income taxes was $61.3 million in 2021 compared to $29.1 million in 2020. Old National's effective tax rate was 18.1% in 2021 compared to 11.4% in 2020. The higher effective tax rate in 2021 compared to 2020 was primarily the result of an increase in pre-tax book income and lower federal tax credits available.

FINANCIAL CONDITION

Overview

At December 31, 2022, our assets were $46.8 billion, a $22.3 billion increase compared to $24.5 billion at December 31, 2021. The increase was driven primarily by the merger with First Midwest in February of 2022, as well as organic loan growth.

Earning Assets

Our earning assets are comprised of investment securities, portfolio loans, loans held for sale, money market investments, interest earning accounts with the Federal Reserve, and equity securities. Earning assets were $41.6 billion at December 31, 2022, an increase of $19.8 billion compared to earning assets of $21.9 billion at December 31, 2021.

Investment Securities

We classify the majority of our investment securities as available-for-sale to give management the flexibility to sell the securities prior to maturity if needed, based on fluctuating interest rates or changes in our funding requirements. During 2022, we transferred $3.0 billion of securities available-for-sale to held-to-maturity due to rising interest rates and related effects on the value of our investment securities.

Equity securities are recorded at fair value and totaled $52.5 million at December 31, 2022 compared to $13.2 million at December 31, 2021. The increase in equity securities was driven by the merger with First Midwest.

At December 31, 2022, the investment securities portfolio, including equity securities, was $10.2 billion compared to $7.6 billion at December 31, 2021, an increase of $2.7 billion driven primarily by the merger with First Midwest. Investment securities represented 25% of earning assets at December 31, 2022, compared to 35% at December 31, 2021. This decrease was driven by the First Midwest merger and stronger loan demand in 2022. As of December 31, 2022, we had no intent to sell any securities that were in an unrealized loss position nor is it expected that we would be required to sell the securities prior to their anticipated recovery.

The investment securities available-for-sale portfolio had net unrealized losses of $844.4 million at December 31, 2022, compared to net unrealized losses of $6.0 million at December 31, 2021. The investment securities held-to-maturity portfolio had net unrealized losses of $445.5 million at December 31, 2022. Net unrealized losses increased from December 31, 2021 to December 31, 2022 primarily due to an increase in rates impacting market values for mortgage-backed, U.S. government-sponsored entities and agencies, and tax exempt municipal securities.

The investment securities available-for-sale portfolio including securities hedges had an effective duration of 4.57 at December 31, 2022, compared to 4.26 at December 31, 2021. The total investment securities portfolio had an effective duration of 6.45 at December 31, 2022. Effective duration represents the percentage change in the fair value of the portfolio in response to a change in interest rates and is used to evaluate the portfolio's price volatility at a single point in time. Generally, there is more uncertainty in interest rates over a longer average maturity, resulting in a higher duration percentage. The weighted average yields on investment securities, on a taxable equivalent basis, were 2.50% in 2022 and 2.10% in 2021.

Loan Portfolio

We lend primarily to consumers and small to medium-sized commercial and commercial real estate clients in many diverse industries including, among others, real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture. Our policy is to concentrate our lending activity in the geographic market areas we serve, primarily in the Midwest region.

The following table presents the composition of the loan portfolio at December 31.

(dollars in thousands)	2022	2021
Commercial	**$ 9,508,904**	$ 3,391,769
Commercial real estate	**12,457,070**	6,380,674
Consumer	**2,697,226**	1,574,114
Total loans excluding residential real estate	**24,663,200**	11,346,557
Residential real estate	**6,460,441**	2,255,289
Total loans	**31,123,641**	13,601,846
Less: Allowance for credit losses on loans	**303,671**	107,341
Net loans	**$ 30,819,970**	$ 13,494,505

FORM 10-K

The following table presents the maturity distribution and rate sensitivity of loans at December 31, 2022 and an analysis of these loans that have fixed and floating interest rates.

(dollars in thousands)	Within 1 Year	After 1 - 5 Years	After 5 - 15 Years	After 15 Years	Total	% of Total
Commercial						
Interest rates:						
Fixed	$ 224,963	$ 1,662,958	$ 1,022,213	$ 93,895	$ 3,004,029	32 %
Floating	1,512,295	3,363,694	1,539,509	89,377	6,504,875	68
Total	$ 1,737,258	$ 5,026,652	$ 2,561,722	$ 183,272	$ 9,508,904	100 %
Commercial Real Estate						
Interest rates:						
Fixed	$ 426,478	$ 3,068,434	$ 1,147,547	$ 44,599	$ 4,687,058	38 %
Floating	917,318	4,604,668	2,129,048	118,978	7,770,012	62
Total	$ 1,343,796	$ 7,673,102	$ 3,276,595	$ 163,577	$ 12,457,070	100 %
Residential Real Estate						
Interest rates:						
Fixed	$ 6,523	$ 61,713	$ 2,327,968	$ 2,833,756	$ 5,229,960	81 %
Floating	70	1,232	33,054	1,196,125	1,230,481	19
Total	$ 6,593	$ 62,945	$ 2,361,022	$ 4,029,881	$ 6,460,441	100 %
Consumer						
Interest rates:						
Fixed	$ 36,099	$ 940,836	$ 679,161	$ 19,006	$ 1,675,102	62 %
Floating	52,403	160,551	147,075	662,095	1,022,124	38
Total	$ 88,502	$ 1,101,387	$ 826,236	$ 681,101	$ 2,697,226	100 %

Commercial and Commercial Real Estate Loans

Commercial and commercial real estate loans are the largest classifications within earning assets, representing 53% at December 31, 2022, compared to 45% at December 31, 2021. At December 31, 2022, commercial and commercial real estate loans were $22.0 billion, an increase of $12.2 billion compared to December 31, 2021 driven by the merger with First Midwest and strong loan production in 2022.

The following table provides detail on commercial loans by industry classification (as defined by the North American Industry Classification System) and by loan size at December 31.

	2022			2021		
(dollars in thousands)	**Outstanding**	**Exposure**	**Nonaccrual**	**Outstanding**	**Exposure**	**Nonaccrual**
By Industry:						
Manufacturing	**$ 1,757,907**	**$ 2,803,883**	**$ 2,464**	$ 612,873	$ 1,152,774	$ 6,689
Health care and social assistance	**1,588,392**	**2,043,105**	**11,806**	376,664	550,400	444
Wholesale trade	**857,400**	**1,552,985**	**2,895**	240,618	438,357	1,598
Real estate rental and leasing	**642,511**	**962,549**	**1,135**	204,612	347,991	504
Construction	**556,913**	**1,307,582**	**1,517**	310,649	744,610	1,429
Professional, scientific, and technical services	**507,940**	**832,407**	**4,735**	141,364	279,185	937
Finance and insurance	**484,532**	**858,391**	**17**	162,920	232,847	44
Transportation and warehousing	**422,643**	**633,267**	**3,496**	134,072	243,086	1,594
Accommodation and food services	**399,915**	**512,025**	**596**	78,689	108,724	2,399
Retail trade	**332,367**	**538,135**	**7,386**	131,303	289,478	945
Administrative and support and waste management and remediation services	**315,785**	**446,655**	**13,860**	86,307	149,417	—
Agriculture, forestry, fishing, and hunting	**261,355**	**382,376**	**996**	114,699	164,364	1,521
Public administration	**231,453**	**325,834**	**846**	247,770	357,310	—
Educational services	**210,850**	**378,955**	**3,750**	216,384	295,065	—
Other services	**194,998**	**356,743**	**2,656**	121,577	260,413	2,542
Other	**743,943**	**1,122,409**	**739**	211,268	388,110	4,003
Total	**$ 9,508,904**	**$ 15,057,301**	**$ 58,894**	$ 3,391,769	$ 6,002,131	$ 24,649
By Loan Size:						
Less than $200,000	**3 %**	**3 %**	**3 %**	8 %	6 %	7 %
$200,000 to $1,000,000	**11**	**11**	**20**	18	16	42
$1,000,000 to $5,000,000	**25**	**26**	**36**	31	29	51
$5,000,000 to $10,000,000	**15**	**15**	**24**	15	16	—
$10,000,000 to $25,000,000	**31**	**27**	**17**	18	18	—
Greater than $25,000,000	**15**	**18**	**—**	10	15	—
Total	**100 %**	**100 %**	**100 %**	100 %	100 %	100 %

FORM 10-K

The following table provides detail on commercial real estate loans classified by property type at December 31.

	2022		2021	
(dollars in thousands)	**Outstanding**	**%**	**Outstanding**	**%**
By Property Type:				
Multifamily	**$ 4,188,137**	**34 %**	$ 1,995,803	31 %
Warehouse / Industrial	**1,976,804**	**16**	851,956	14
Office	**1,813,007**	**15**	1,018,973	16
Retail	**1,808,041**	**14**	1,037,034	16
Commercial development	**660,798**	**5**	114,113	2
Single family	**515,390**	**4**	333,221	5
Other [(1)]	**1,494,893**	**12**	1,029,574	16
Total	**$ 12,457,070**	**100 %**	$ 6,380,674	100 %

(1) Other includes agriculture real estate, hotels, self-storage, senior housing, land development, religion, and mixed-use properties.

Residential Real Estate Loans

Residential real estate loans held in our portfolio increased $4.2 billion to $6.5 billion at December 31, 2022, compared to December 31, 2021, driven by the merger with First Midwest and organic loan growth. Future increases in interest rates could result in a decline in the level of refinancings and new originations of residential real estate loans.

Consumer Loans

Consumer loans, including automobile loans, personal, and home equity loans and lines of credit, increased $1.1 billion to $2.7 billion at December 31, 2022 compared to December 31, 2021, driven by the merger with First Midwest and loan growth.

Allowance for Credit Losses on Loans and Unfunded Loan Commitments

At December 31, 2022, the allowance for credit losses on loans was $303.7 million, compared to $107.3 million at December 31, 2021. The increase in the allowance for credit losses on loans reflected $89.1 million of allowance for credit losses on acquired PCD loans established through acquisition accounting adjustments on or after the First Midwest merger date. In addition, the provision for credit losses expense in 2022 included $96.3 million to establish an allowance for credit losses on non-PCD loans acquired in the First Midwest merger. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance.

We maintain an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. The allowance for credit losses on unfunded loan commitments totaled $32.2 million at December 31, 2022, compared to $10.9 million at December 31, 2021. The increase in the allowance for credit losses on unfunded loan commitments was driven by the merger with First Midwest as well as organic loan growth.

Additional information about our Allowance for Credit Losses is included in the "Risk Management – Credit Risk" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 4 to the consolidated financial statements.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets at December 31, 2022 totaled $2.1 billion, an increase of $1.1 billion compared to December 31, 2021 as a result of goodwill and other intangible assets recorded with the First Midwest merger.

Other Assets

Other assets increased $770.2 million since December 31, 2021 primarily due to higher net deferred tax assets related to the market value adjustments of certain investment securities, higher derivative assets, and deferred tax and other assets related to the First Midwest merger.

Funding

The following table summarizes Old National's total funding, comprised of deposits and wholesale borrowings at December 31:

(dollars in thousands)	2022	2021	$ Change	% Change
Deposits:				
Noninterest-bearing demand	**$ 11,930,798**	$ 6,303,106	**$ 5,627,692**	**89 %**
Interest-bearing:				
Checking and NOW	**8,340,955**	5,338,022	**3,002,933**	**56 %**
Savings	**6,326,158**	3,798,494	**2,527,664**	**67 %**
Money market	**5,389,139**	2,169,160	**3,219,979**	**148 %**
Time deposits	**3,013,780**	960,413	**2,053,367**	**214 %**
Total deposits	**35,000,830**	18,569,195	**16,431,635**	**88 %**
Wholesale borrowings:				
Federal funds purchased and interbank borrowings	**581,489**	276	**581,213**	**N/M**
Securities sold under agreements to repurchase	**432,804**	392,275	**40,529**	**10 %**
Federal Home Loan Bank advances	**3,829,018**	1,886,019	**1,942,999**	**103 %**
Other borrowings	**743,003**	296,670	**446,333**	**150 %**
Total wholesale borrowings	**5,586,314**	2,575,240	**3,011,074**	**117 %**
Total funding	**$ 40,587,144**	$ 21,144,435	**$ 19,442,709**	**92 %**

The increase in total funding was driven by the merger with First Midwest as well as loan growth. We use wholesale funding to augment deposit funding and to help maintain our desired interest rate risk position. Wholesale funding as a percentage of total funding was 14% at December 31, 2022, compared to 12% at December 31, 2021. See Notes 11, 12, and 13 to the consolidated financial statements for additional details on our financing activities.

At December 31, 2022, time deposits in excess of the FDIC insurance limit and estimated time deposits that are otherwise uninsured by maturity were as follows:

(dollars in thousands)	Individual Instruments in Denominations that Meet or Exceed the FDIC Insurance Limit	Estimated Aggregate Time Deposits that Meet or Exceed the FDIC Insurance Limit and Otherwise Uninsured Time Deposits
Three months or less	$ 111,066	$ 421,570
Over three through six months	161,748	181,430
Over six through 12 months	372,961	114,201
Over 12 months	147,611	314,808
Total	$ 793,386	$ 1,032,009

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities increased $614.8 million from December 31, 2021 primarily due to higher derivative liabilities and accrued expenses and other liabilities associated with the First Midwest merger.

Capital

Shareholders' equity totaled $5.1 billion, or 11% of total assets, at December 31, 2022 and $3.0 billion, or 12% of total assets, at December 31, 2021. In relation to the merger of equals transaction with First Midwest, Old National issued 108,000 shares of Old National Series A Preferred Stock and 122,500 shares of Old National Series C Preferred Stock. Old National entered into two deposit agreements, each dated as of February 15, 2022, by and among Old National, Continental Stock Transfer & Trust Company, as depository, and the holders from time to time of the depositary receipts in connection with the issuance of the Old National Preferred Stock. Pursuant to the deposit agreements, Old National issued 4,320,000 depositary shares, each representing a 1/40th interest in a share of Old National Series A Preferred Stock, and 4,900,000 depositary shares, each representing a 1/40th interest in a share of Old National Series C Preferred Stock. The change in unrealized gains (losses) on available-for-sale investment securities decreased equity by $639.4 million during 2022. In addition, available-for-sale investment securities with a fair value of $3.0 billion were transferred from the available-for-sale portfolio to the held-to-maturity portfolio during 2022. The resulting unrealized holding loss, net of tax, is included in shareholders' equity and totaled $112.7 million at December 31, 2022. Old National repurchased 3.5 million shares of Common Stock in 2022 under a stock repurchase plan that was approved by the Company's Board of Directors, which reduced equity by $63.8 million. Old National paid cash dividends of $0.56 per common share in 2022, which reduced equity by $163.5 million. Old National's Common Stock is traded on the NASDAQ under the symbol "ONB" with 57,134 shareholders of record at December 31, 2022.

Capital Adequacy

Old National and the banking industry are subject to various regulatory capital requirements administered by the federal banking agencies. Management routinely analyzes Old National's capital to ensure an optimized capital structure. Accordingly, such evaluations may result in Old National taking a capital action. For additional information on capital adequacy see Note 21 to the consolidated financial statements.

Management views stress testing as an integral part of the Company's risk management and strategic planning activities. Old National performs stress testing periodically throughout the year. The primary objective of the stress test is to ensure that Old National has a robust, forward-looking stress testing process and maintains sufficient capital to continue operations throughout times of economic and financial stress. Management also uses the stress testing framework to evaluate decisions relating to pricing, loan concentrations, capital deployment, and mergers and acquisitions to ensure that strategic decisions align with Old National's risk appetite statement. Old National's stress testing process incorporates key risks that include strategic, market, liquidity, credit, operational, regulatory, compliance, legal, and reputational risks. Old National's stress testing policy outlines steps that will be taken if stress test results do not meet internal thresholds under severely adverse economic scenarios.

RISK MANAGEMENT

Overview

Old National has adopted a Risk Appetite Statement to enable our Board of Directors, Executive Leadership Team, and Senior Management to better assess, understand, monitor, and mitigate Old National's risks. The Risk Appetite Statement addresses the following major risks: strategic, market, liquidity, credit, operational, talent management, compliance and regulatory, legal, and reputational. Our Chief Risk Officer is independent of all other management and provides quarterly reports to the Board's Enterprise Risk Committee. The following discussion addresses certain of these major risks including credit, market, liquidity, operational, compliance and regulatory, and legal. Discussion of strategic, talent management, and reputational risks is provided in the section entitled "Risk Factors" in Item 1A of this Form 10-K.

Credit Risk

Credit risk represents the risk of loss arising from an obligor's inability or failure to meet contractual payment or performance terms. Our primary credit risks result from our investment and lending activities.

Investment Activities

We carry a higher exposure to loss in our pooled trust preferred securities, which are collateralized debt obligations, due to illiquidity in that market and the performance of the underlying collateral. At December 31, 2022, we had pooled trust preferred securities with a fair value of $10.8 million, or less than 1% of the available-for-sale securities portfolio. These securities remained classified as available-for-sale and the unrealized loss on our pooled trust preferred securities was $3.0 million at December 31, 2022. The fair value of these securities is expected to improve as we get closer to maturity but may be adversely impacted by credit deterioration.

All of our mortgage-backed securities are backed by U.S. government-sponsored or federal agencies. Municipal bonds, corporate bonds, and other debt securities are evaluated by reviewing the credit-worthiness of the issuer and general market conditions. See Note 3 to the consolidated financial statements for additional details about our investment security portfolio.

Counterparty Exposure

Counterparty exposure is the risk that the other party in a financial transaction will not fulfill its obligation. We define counterparty exposure as nonperformance risk in transactions involving federal funds sold and purchased, repurchase agreements, correspondent bank relationships, and derivative contracts with companies in the financial services industry. Old National manages exposure to counterparty risk in connection with its derivatives transactions by generally engaging in transactions with counterparties having ratings of at least "A" by Standard & Poor's Rating Service or "A2" by Moody's Investors Service. Total credit exposure is monitored by counterparty and managed within limits that management believes to be prudent. Old National's net counterparty exposure was an asset of $108.9 million at December 31, 2022.

Lending Activities

Commercial

Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. Lease financing consists of direct financing leases and is used by commercial clients to finance capital purchases ranging from computer equipment to transportation equipment. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant's financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in the geographic Midwest market areas we serve. These loans are secured by first mortgages on real estate at LTV margins deemed appropriate for the property type, quality, location, and sponsorship. Generally, these LTV ratios do not exceed 80%. The commercial properties are predominantly multi-family and non-residential properties such as retail centers, industrial properties as well as, to a lesser extent, more specialized properties. Substantially all of our commercial real estate loans are secured by properties located in our primary market area.

In the underwriting of our commercial real estate loans, we obtain appraisals for the underlying properties. Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, we primarily emphasize the ratio of the property's projected net cash flows to the loan's debt service requirement. The debt service coverage ratio normally is not less than 120% and it is computed after deduction for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is often required from the principal(s) of the borrower. In most cases, we require title insurance insuring the priority of our lien, fire and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

Consumer

We offer a variety of first mortgage and junior lien loans to consumers within our markets, with residential home mortgages comprising our largest consumer loan category. These loans are secured by a primary residence and are underwritten using traditional underwriting systems to assess the credit risks of the consumer. Decisions are primarily based on LTV ratios, DTI ratios, liquidity, and credit scores. A maximum LTV ratio of 90% is generally required, although higher levels are permitted with mortgage insurance or other mitigating factors. We offer fixed rate mortgages and variable rate mortgages with interest rates that are subject to change every year after the first, third, fifth, or seventh year, depending on the product and are based on indexed rates such as prime. We do not offer payment-option facilities, sub-prime loans, or any product with negative amortization.

Home equity loans are secured primarily by second mortgages on residential property of the borrower. The underwriting terms for the home equity product generally permit borrowing availability, in the aggregate, up to 90% of the appraised value of the collateral property at the time of origination. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates. Decisions are primarily based on LTV ratios, DTI ratios, and credit scores. We do not offer home equity loan products with reduced documentation.

Automobile loans include loans and leases secured by new or used automobiles. We originate automobile loans and leases primarily on an indirect basis through selected dealerships. We require borrowers to maintain collision insurance on automobiles securing consumer loans, with us listed as loss payee. Our procedures for underwriting automobile loans include an assessment of an applicant's overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount.

Asset Quality

Community-based lending personnel, along with region-based independent underwriting and analytic support staff, extend credit under guidelines established and administered by management and overseen by our Enterprise Risk Committee. This committee, which meets quarterly, is made up of independent outside directors. The committee monitors credit quality through its review of information such as delinquencies, credit exposures, peer comparisons, problem loans, and charge-offs. In addition, the committee provides oversight of loan policy changes as recommended by management to assure our policy remains appropriate for the current lending environment.

We lend to commercial and commercial real estate clients in many diverse industries including, among others, real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture. Old National manages concentrations of credit exposure by industry, product, geography, client relationship, and loan size. At December 31, 2022, our average commercial loan size was approximately $560,000 and our average commercial real estate loan size was approximately $1,200,000. In addition, while loans to lessors of residential and non-residential real estate exceed 10% of total loans, no individual sub-segment category within those broader categories reaches the 10% threshold. At December 31, 2022, we had minimal exposure to foreign borrowers and no sovereign debt. Our policy is to concentrate our lending activity in the geographic market areas we serve, primarily in the Midwest region.

On February 15, 2022, Old National closed on its merger of equals transaction with First Midwest. As of the closing date of the transaction, First Midwest loans totaled $14.3 billion. Old National reviewed the acquired loans and determined that as of December 31, 2022, $275.6 million met the definition of criticized and $429.1 million were considered classified (of which $132.8 million are reported with nonaccrual loans). These loans are included in our summary of under-performing, criticized, and classified assets table below.

The following table presents a summary of under-performing, criticized, and classified assets at December 31:

(dollars in thousands)	2022	2021
Total nonaccrual loans	**$ 238,178**	$ 106,691
TDRs still accruing	**15,313**	18,378
Total past due loans (90 days or more and still accruing)	**2,650**	7
Foreclosed assets	**10,845**	2,030
Total under-performing assets	**$ 266,986**	$ 127,106
Classified loans (includes nonaccrual, TDRs still accruing, past due 90 days, and other problem loans)	**$ 745,485**	$ 269,270
Other classified assets [(1)]	**24,735**	4,338
Criticized loans	**636,069**	235,910
Total criticized and classified assets	**$ 1,406,289**	$ 509,518
Asset Quality Ratios:		
Nonaccrual loans/total loans [(2)]	**0.77 %**	0.78 %
Non-performing loans/total loans [(2) (3)]	**0.81**	0.92
Under-performing assets/total loans [(2)]	**0.86**	0.93
Under-performing assets/total assets	**0.57**	0.52
Allowance for credit losses on loans/under-performing assets	**113.74**	84.45
Allowance for credit losses on loans/nonaccrual loans	**127.50**	100.61

(1) Includes investment securities that fell below investment grade rating.
(2) Loans exclude loans held for sale.
(3) Non-performing loans include nonaccrual loans and TDRs still accruing.

Under-performing assets increased to $267.0 million at December 31, 2022, compared to $127.1 million at December 31, 2021 primarily due to the First Midwest merger. Under-performing assets as a percentage of total loans at December 31, 2022 were 0.86%, a 7 basis point improvement from 0.93% at December 31, 2021.

Nonaccrual loans increased $131.5 million from December 31, 2021 to December 31, 2022 primarily due to the First Midwest merger. As a percentage of nonaccrual loans, the allowance for credit losses on loans was 127.50% at December 31, 2022, compared to 100.61% at December 31, 2021.

If nonaccrual and renegotiated loans outstanding at December 31, 2022 and 2021, respectively, had been accruing interest throughout the year in accordance with their original terms, interest income of approximately $7.9 million in 2022 and $5.1 million in 2021 would have been recorded on these loans. The amount of interest income actually recorded on nonaccrual and renegotiated loans was $5.1 million in 2022 and $1.3 million in 2021.

Total criticized and classified assets were $1.4 billion at December 31, 2022, an increase of $896.8 million from December 31, 2021. Criticized and classified assets related to the First Midwest merger totaled $704.8 million at December 31, 2022. Other classified assets include investment securities that fell below investment grade rating totaling $24.7 million at December 31, 2022, compared to $4.3 million at December 31, 2021.

Old National may choose to restructure the contractual terms of certain loans. At December 31, 2022, TDRs totaled $39.3 million, $24.0 million of which were included within nonaccrual loans. At December 31, 2021, TDRs totaled $30.0 million, $11.7 million of which were included within nonaccrual loans.

Old National has established specific allowances for credit losses for clients whose loan terms have been modified as TDRs totaling $4.5 million at December 31, 2022 and $0.7 million at December 31, 2021. Old National had not committed to lend any additional funds to clients with outstanding loans that are classified as TDRs at December 31, 2022 or December 31, 2021.

See Note 4 to the consolidated financial statements for additional information on TDRs.

Allowance for Credit Losses on Loans and Unfunded Loan Commitments

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for credit losses on loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's loans held for investment portfolio. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and in our process for estimating expected credit losses. Expected credit loss inherent in non-cancelable off-balance-sheet credit exposures is accounted for as a separate liability included in other liabilities on the balance sheet. The allowance for credit losses on loans held for investment and unfunded loan commitments is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit loss estimation process involves procedures to consider the unique characteristics of our loan portfolio segments. These segments are further disaggregated into loan classes based on the level at which credit risk of the loan is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

The allowance level is influenced by loan volumes, loan AQR migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses on loans has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

The loan categories used to monitor and analyze interest income and yields are different than the portfolio segments used to determine the allowance for credit losses on loans. The allowance for credit losses on loans was calculated by pooling loans of similar credit risk characteristics and credit monitoring procedures. The four loan portfolios used to monitor and analyze interest income and yields – commercial, commercial real estate, residential real estate, and consumer – are reclassified into seven segments of loans – commercial, commercial real estate, BBCC, residential real estate, indirect, direct, and home equity for purposes of determining the allowance for credit losses on loans. The commercial and commercial real estate loan categories shown on the balance sheet include the same pool of loans as the commercial, commercial real estate, and BBCC portfolio segments. The consumer loan category shown on the balance sheet is comprised of the same loans in the indirect, direct, and home equity portfolio segments. The portfolio segment reclassifications follow:

(dollars in thousands)	Statement Balance	Portfolio Segment Reclassifications	After Reclassifications
December 31, 2022			
Commercial	**$ 9,508,904**	**$ (210,280)**	**$ 9,298,624**
Commercial real estate	**12,457,070**	**(158,322)**	**12,298,748**
BBCC	**N/A**	**368,602**	**368,602**
Residential real estate	**6,460,441**	**—**	**6,460,441**
Consumer	**2,697,226**	**(2,697,226)**	**N/A**
Indirect	**N/A**	**1,034,257**	**1,034,257**
Direct	**N/A**	**629,186**	**629,186**
Home equity	**N/A**	**1,033,783**	**1,033,783**
Total	**$ 31,123,641**	**$ —**	**$ 31,123,641**
December 31, 2021			
Commercial	$ 3,391,769	$ (191,557)	$ 3,200,212
Commercial real estate	6,380,674	(159,190)	6,221,484
BBCC	N/A	350,747	350,747
Residential real estate	2,255,289	—	2,255,289
Consumer	1,574,114	(1,574,114)	N/A
Indirect	N/A	873,139	873,139
Direct	N/A	140,385	140,385
Home equity	N/A	560,590	560,590
Total	$ 13,601,846	$ —	$ 13,601,846

The following table details activity in our allowance for credit losses on loans for the years ended December 31:

(dollars in thousands)	2022	2021	2020
Beginning allowance for credit losses on loans	**$ 107,341**	$ 131,388	$ 54,619
Allowance established for acquired PCD loans	**89,089**	—	—
Impact of adopting ASC 326	—	—	41,347
Loans charged-off:			
Commercial	**6,885**	1,228	5,593
Commercial real estate	**6,519**	264	4,323
BBCC	**85**	144	95
Residential real estate	**344**	346	824
Indirect	**2,525**	1,087	2,754
Direct	**10,799**	1,159	1,763
Home equity	**124**	82	201
Total charge-offs	**27,281**	4,310	15,553
Recoveries on charged-off loans:			
Commercial	**4,610**	791	3,629
Commercial real estate	**1,095**	4,403	4,515
BBCC	**281**	105	140
Residential real estate	**760**	339	633
Indirect	**1,263**	1,682	1,922
Direct	**2,557**	777	819
Home equity	**616**	978	922
Total recoveries	**11,182**	9,075	12,580
Net charge-offs (recoveries)	**16,099**	(4,765)	2,973
Provision for credit losses on loans	**123,340**	(28,812)	38,395
Ending allowance for credit losses on loans	**$ 303,671**	$ 107,341	$ 131,388
Beginning allowance for credit losses on unfunded loan commitments	**$ 10,879**	$ 11,689	$ 2,656
Provision for credit losses on unfunded loan commitments acquired during the period	**11,013**	—	—
Impact of adopting ASC 326	—	—	4,549
Provision for credit losses on unfunded loan commitments	**10,296**	(810)	4,484
Ending allowance for credit losses on unfunded loan commitments	**$ 32,188**	$ 10,879	$ 11,689
Allowance for credit losses	**$ 335,859**	$ 118,220	$ 143,077
Average loans for the year [(1)]	**$ 27,589,442**	$ 13,766,590	$ 13,341,677
Asset Quality Ratios:			
Allowance for credit losses on loans/year-end loans [(1)]	**0.98 %**	0.79 %	0.95 %
Allowance for credit losses on loans/average loans [(1)]	**1.10**	0.78	0.98
Allowance for credit losses/year-end loans [(1)]	**1.08**	0.87	1.04
Allowance for credit losses/average loans [(1)]	**1.22**	0.86	1.07

(1) Loans exclude loans held for sale.

FORM 10-K

The following table details net charge-offs to average loans outstanding by loan category for the years ended December 31:

(dollars in thousands)	2022	2021	2020
Commercial:			
Net charge-offs (recoveries)	**$ 2,275**	$ 437	$ 1,964
Average loans for the year	**$ 7,755,895**	$ 3,553,527	$ 3,520,397
Net charge-offs (recoveries)/average loans	**0.03 %**	0.01 %	0.06 %
Commercial real estate:			
Net charge-offs (recoveries)	**$ 5,424**	$ (4,139)	$ (192)
Average loans for the year	**$ 11,292,033**	$ 6,022,408	$ 5,436,791
Net charge-offs (recoveries)/average loans	**0.05 %**	(0.07)%	— %
BBCC:			
Net charge-offs (recoveries)	**$ (196)**	$ 39	$ (45)
Average loans for the year	**$ 352,276**	$ 355,310	$ 363,463
Net charge-offs (recoveries)/average loans	**(0.06)%**	0.01 %	(0.01)%
Residential real estate:			
Net charge-offs (recoveries)	**$ (416)**	$ 7	$ 191
Average loans for the year [(1)]	**$ 5,618,883**	$ 2,257,878	$ 2,336,428
Net charge-offs (recoveries)/average loans	**(0.01)%**	— %	0.01 %
Indirect:			
Net charge-offs (recoveries)	**$ 1,262**	$ (595)	$ 832
Average loans for the year	**$ 1,089,394**	$ 879,525	$ 935,233
Net charge-offs (recoveries)/average loans	**0.12 %**	(0.07)%	0.09 %
Direct:			
Net charge-offs (recoveries)	**$ 8,242**	$ 382	$ 944
Average loans for the year	**$ 559,943**	$ 150,620	$ 195,795
Net charge-offs (recoveries)/average loans	**1.47 %**	0.25 %	0.48 %
Home equity:			
Net charge-offs (recoveries)	**$ (492)**	$ (896)	$ (721)
Average loans for the year	**$ 921,018**	$ 547,322	$ 553,570
Net charge-offs (recoveries)/average loans	**(0.05)%**	(0.16)%	(0.13)%
Total loans:			
Net charge-offs (recoveries)	**$ 16,099**	$ (4,765)	$ 2,973
Average loans for the year [(1)]	**$ 27,589,442**	$ 13,766,590	$ 13,341,677
Net charge-offs (recoveries)/average loans	**0.06 %**	(0.03)%	0.02 %

(1) Average loans exclude loans held for sale.

The allowance for credit losses on loans was $303.7 million at December 31, 2022, compared to $107.3 million at December 31, 2021. The increase reflects $89.1 million of allowance for credit losses on acquired PCD loans established through acquisition accounting adjustments as a result of the First Midwest merger. In addition, the provision for credit losses expense in 2022 included $96.3 million to establish an allowance for credit losses on non-PCD loans acquired in the First Midwest merger. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance.

The following table details the allowance for credit losses on loans by loan category and the percent of loans in each category compared to total loans at December 31.

(dollars in thousands)	2022 Allowance Amount	2022 % of Loans to Total Loans	2021 Allowance Amount	2021 % of Loans to Total Loans
Commercial	**$ 120,612**	**29.9 %**	$ 27,232	23.5 %
Commercial real estate	**138,244**	**39.5**	64,004	45.8
BBCC	**2,431**	**1.2**	2,458	2.6
Residential real estate	**21,916**	**20.8**	9,347	16.6
Indirect	**1,532**	**3.3**	1,743	6.4
Direct	**12,116**	**2.0**	528	1.0
Home equity	**6,820**	**3.3**	2,029	4.1
Total	**$ 303,671**	**100.0 %**	$ 107,341	100.0 %

We maintain an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. The allowance for credit losses on unfunded loan commitments totaled $32.2 million at December 31, 2022, compared to $10.9 million at December 31, 2021. The increase in the allowance for credit losses on unfunded loan commitments was driven by the merger with First Midwest as well as organic loan growth.

Market Risk

Market risk is the risk that the estimated fair value of our assets, liabilities, and derivative financial instruments will decline as a result of changes in interest rates or financial market volatility, or that our net income will be significantly reduced by interest rate changes.

The objective of our interest rate management process is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

Potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. This interest rate risk arises primarily from our normal business activities of gathering deposits and extending loans. Many factors affect our exposure to changes in interest rates, such as general economic and financial conditions, client preferences, historical pricing relationships, and re-pricing characteristics of financial instruments. Our earnings can also be affected by the monetary and fiscal policies of the U.S. Government and its agencies, particularly the Federal Reserve.

In managing interest rate risk, we establish guidelines for asset and liability management, including measurement of short and long-term sensitivities to changes in interest rates, which are reviewed with the Enterprise Risk Committee of our Board of Directors. Based on the results of our analysis, we may use different techniques to manage changing trends in interest rates including:

- adjusting balance sheet mix or altering interest rate characteristics of assets and liabilities;
- changing product pricing strategies;
- modifying characteristics of the investment securities portfolio; or
- using derivative financial instruments, to a limited degree.

A key element in our ongoing process is to measure and monitor interest rate risk using a model to quantify the likely impact of changing interest rates on Old National's results of operations. The model quantifies the effects of various possible interest rate scenarios on projected net interest income. The model measures the impact on net interest income relative to a base case scenario. The base case scenario assumes that the balance sheet and interest rates are held at current levels. The model shows our projected net interest income sensitivity based on interest rate changes only and does not consider other forecast assumptions.

The following table illustrates our projected net interest income sensitivity over a two-year cumulative horizon based on the asset/liability model as of December 31, 2022 and 2021:

	Immediate Rate Decrease			Immediate Rate Increase		
(dollars in thousands)	-200 Basis Points	-100 Basis Points	Base	+100 Basis Points	+200 Basis Points	+300 Basis Points
December 31, 2022						
Projected interest income:						
Money market, other interest earning investments, and investment securities	**$ 620,880**	**$ 658,876**	**$ 698,965**	**$ 738,776**	**$ 778,162**	**$ 817,474**
Loans	**2,664,328**	**2,996,970**	**3,340,228**	**3,676,293**	**4,007,987**	**4,339,475**
Total interest income	**3,285,208**	**3,655,846**	**4,039,193**	**4,415,069**	**4,786,149**	**5,156,949**
Projected interest expense:						
Deposits	**396,535**	**554,823**	**718,942**	**890,027**	**1,061,113**	**1,232,199**
Borrowings	**322,555**	**399,862**	**473,953**	**551,211**	**628,518**	**705,816**
Total interest expense	**719,090**	**954,685**	**1,192,895**	**1,441,238**	**1,689,631**	**1,938,015**
Net interest income	**$2,566,118**	**$2,701,161**	**$ 2,846,298**	**$2,973,831**	**$3,096,518**	**$3,218,934**
Change from base	**$ (280,180)**	**$ (145,137)**		**$ 127,533**	**$ 250,220**	**$ 372,636**
% change from base	**(9.84)%**	**(5.10)%**		**4.48 %**	**8.79 %**	**13.09 %**

	Immediate Rate Decrease		Immediate Rate Increase		
	-50 Basis Points	Base	+100 Basis Points	+200 Basis Points	+300 Basis Points
December 31, 2021					
Projected interest income:					
Money market, other interest earning investments, and investment securities	$ 286,047	$ 306,020	$ 343,964	$ 380,103	$ 414,696
Loans	836,118	867,676	1,007,875	1,151,879	1,291,113
Total interest income	1,122,165	1,173,696	1,351,839	1,531,982	1,705,809
Projected interest expense:					
Deposits	14,032	23,628	108,236	193,024	277,809
Borrowings	71,218	79,068	111,178	146,967	183,450
Total interest expense	85,250	102,696	219,414	339,991	461,259
Net interest income	$1,036,915	$ 1,071,000	$1,132,425	$1,191,991	$1,244,550
Change from base	$ (34,085)		$ 61,425	$ 120,991	$ 173,550
% change from base	(3.18)%		5.74 %	11.30 %	16.20 %

Our projected net interest income increased year over year due to the First Midwest merger, loan growth, and rising interest rates.

A key element in the measurement and modeling of interest rate risk is the re-pricing assumptions of our transaction deposit accounts, which have no contractual maturity dates. Because the models are driven by expected behavior in various interest rate scenarios and many factors besides market interest rates affect our net interest income, we recognize that model outputs are not guarantees of actual results. For this reason, we model many different combinations of interest rates and balance sheet assumptions to understand our overall sensitivity to market interest rate changes, including shocks, ramps, yield curve flattening, yield curve steepening, as well as forecasts of likely interest rate scenarios tested.

We use cash flow and fair value hedges, primarily interest rate swaps, collars, and floors, to mitigate interest rate risk. Derivatives designated as hedging instruments were in a net liability position with a fair value loss of $36.1 million at December 31, 2022, compared to a net asset position with a fair value gain of $1.3 million at December 31, 2021. See Note 19 to the consolidated financial statements for further discussion of derivative financial instruments.

Liquidity Risk

Liquidity risk arises from the possibility that we may not be able to satisfy current or future financial commitments or may become unduly reliant on alternative funding sources. We establish liquidity risk guidelines that we review with the Enterprise Risk Committee of our Board of Directors and monitor through our Balance Sheet Management Committee. The objective of liquidity management is to ensure we have the ability to fund balance sheet growth and meet deposit and debt obligations in a timely and cost-effective manner. Management monitors liquidity through a regular review of asset and liability maturities, funding sources, and loan and deposit forecasts. We maintain strategic and contingency liquidity plans to ensure sufficient available funding to satisfy requirements for balance sheet growth, properly manage capital markets' funding sources and to address unexpected liquidity requirements. On June 5, 2020, we filed an automatic shelf registration statement with the SEC that permits us to issue an unspecified amount of debt or equity securities.

Loan repayments and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities, and prepayments of loans and mortgage-related securities are not as predictable as they are strongly influenced by interest rates, the housing market, general and local economic conditions, and competition in the marketplace. We continually monitor marketplace trends to identify patterns that might improve the predictability of the timing of deposit flows or asset prepayments.

A maturity schedule for Old National Bank's time deposits is shown in the following table at December 31, 2022.

(dollars in thousands) Maturity Bucket	Amount	Rate
2023	$ 2,099,157	1.54 %
2024	684,377	2.84
2025	118,776	1.02
2026	64,207	0.51
2027	41,794	0.60
2028 and beyond	5,469	0.97
Total	$ 3,013,780	1.78 %

Our ability to acquire funding at competitive prices is influenced by rating agencies' views of our credit quality, liquidity, capital, and earnings. Moody's Investors Service places us in an investment grade that indicates a low risk of default. For both Old National and Old National Bank:

- Moody's Investors Service affirmed the Long-Term Rating of "A3" for Old National's senior unsecured/ issuer rating on February 16, 2022.
- Moody's Investors Service affirmed Old National Bank's long-term deposit rating of "Aa3" on February 16, 2022. The bank's short-term deposit rating was affirmed at "P-1" and the bank's issuer rating was affirmed at "A3."

Moody's Investors Service concluded a rating review of Old National Bank on February 16, 2022.

The credit ratings of Old National and Old National Bank at December 31, 2022 are shown in the following table.

	Moody's Investors Service	
	Long-term	Short-term
Old National	A3	N/A
Old National Bank	Aa3	P-1

Old National Bank maintains relationships in capital markets with brokers and dealers to issue certificates of deposit and short-term and medium-term bank notes as well. At December 31, 2022, Old National and its subsidiaries had the following availability of liquid funds and borrowings:

(dollars in thousands)	Parent Company	Subsidiaries
Available liquid funds:		
Cash and due from banks	$ 297,041	$ 431,371
Unencumbered government-issued debt securities	—	2,193,446
Unencumbered investment grade municipal securities	—	817,889
Unencumbered corporate securities	—	310,503
Availability of borrowings:		
Amount available from Federal Reserve discount window*	—	584,872
Amount available from Federal Home Loan Bank*	—	507,199
Total available funds	$ 297,041	$ 4,845,280

* Based on collateral pledged

Old National Bancorp has routine funding requirements consisting primarily of operating expenses, dividends to shareholders, debt service, net derivative cash flows, and funds used for acquisitions. Old National Bancorp can obtain funding to meet its obligations from dividends and management fees collected from its subsidiaries, operating line of credit, and through the issuance of debt securities. Additionally, Old National Bancorp has a shelf registration in place with the SEC permitting ready access to the public debt and equity markets. At December 31, 2022, Old National Bancorp's other borrowings outstanding were $484.8 million. Management believes the Company has the ability to generate and obtain adequate amounts of liquidity to meet its requirements in the short-term and the long-term.

Federal banking laws regulate the amount of dividends that may be paid by Old National Bank to Old National Bancorp on an unconsolidated basis without obtaining prior regulatory approval. Prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year plus retained net profits for the preceding two years. Prior regulatory approval to pay dividends was not required in 2021 or 2022 and is not currently required. At December 31, 2022, Old National Bank could pay dividends of $303.7 million without prior regulatory approval and while maintaining capital levels above regulatory minimum and well-capitalized guidelines.

Operational Risk

Operational risk is the risk that inadequate information systems, operational issues, breaches in internal controls, information security breaches, fraud, or unforeseen catastrophes will result in unexpected losses and other adverse impacts to Old National, such as reputational harm. We maintain frameworks, programs, and internal controls to prevent or minimize financial loss from failure of systems, people, or processes. This includes specific programs and frameworks intended to prevent or limit the effects of cybersecurity risk including, but not limited to, cyber-attacks or other information security breaches that might allow unauthorized transactions or unauthorized access to client, team member, or company sensitive information. Metrics and measurements are used by our management team in the management of day-to-day operations to ensure effective client service, minimization of service disruptions, and oversight of cybersecurity risk. We continually monitor and internally report on weaknesses in the internal control environment, third party risks, privacy and data governance, cyber-attacks, information security or data breaches; damage to physical assets; employee and workplace safety; execution, delivery, and process management; external and internal fraud; and model risk management.

Compliance and Regulatory Risk

Compliance and regulatory risk is the risk that the Company violated or was not in compliance with applicable laws, regulations or practices, industry standards, or ethical standards. Compliance with applicable regulatory requirements, internal policies and procedures, and ethical standards is not only the right thing to do, but it is embedded within our culture and mission to assist our clients in achieving financial success. Adherence to this belief is the responsibility of every employee, every day, in everything we do. It is Old National's policy to comply with the letter and intent of all applicable regulatory requirements. Management, the first line of defense, is responsible for ensuring this expectation is met, with oversight from the second and third lines of defense, the risk and internal audit functions, respectively. Recognizing that inadvertent violations may occur, risk management activities are established to promptly identify, analyze, and, if necessary, remediate compliance and regulatory issues to limit compliance risk exposure.

Legal Risk

Legal risk generally results from unidentified or unmitigated risks that could result in lawsuits or adverse judgments that negatively affect the operations or condition of the Company. Business practices must be executed, as well as products and services delivered, in a manner that is compliant with laws, regulatory requirements, and agreements to which we are a party. Corporate governance practices must be compliant with applicable legal requirements and aligned with market practices. The Board of Directors expects that we will perform business in a manner compliant with applicable laws and/or regulations and expects issues to be identified, analyzed, and remediated in a timely and complete manner.

MATERIAL CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENT LIABILITIES

The following table presents our material fixed and determinable contractual obligations and significant commitments at December 31, 2022. Further discussion of each obligation or commitment is included in the referenced note to the consolidated financial statements.

		Payments Due In		
(dollars in thousands)	Note Reference	One Year or Less	Over One Year	Total
Deposits without stated maturity		$ 31,987,050	$ —	$ 31,987,050
IRAs, consumer deposits, and brokered certificates of deposit	10	2,099,157	914,623	3,013,780
Federal funds purchased and interbank borrowings		581,489	—	581,489
Securities sold under agreements to repurchase	11	432,804	—	432,804
Federal Home Loan Bank advances	12	950,149	2,878,869	3,829,018
Other borrowings	13	90,276	652,727	743,003

We are party to various derivative contracts as a means to manage the balance sheet and our related exposure to changes in interest rates, to manage our residential real estate loan origination and sale activity, and to provide derivative contracts to our clients. Since the derivative liabilities recorded on the balance sheet change frequently and do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above. Further discussion of derivative instruments is included in Note 19 to the consolidated financial statements.

In the normal course of business, various legal actions and proceedings are pending against us and our affiliates which are incidental to the business in which they are engaged. Further discussion of contingent liabilities is included in Note 20 to the consolidated financial statements.

In addition, liabilities recorded under FASB ASC 740-10 (FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*) are not included in the table because the amount and timing of any cash payments cannot be reasonably estimated. Further discussion of income taxes and liabilities is included in Note 15 to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Our most significant accounting policies are described in Note 1 to the consolidated financial statements. Certain of these accounting policies require management to use significant judgment and estimates, which can have a material impact on the carrying value of certain assets and liabilities. We consider these policies to be our critical accounting estimates. The judgment and assumptions made are based upon historical experience, future forecasts, or other factors that management believes to be reasonable under the circumstances. Because of the nature of the judgment and assumptions, actual results could differ from estimates, which could have a material effect on our financial condition and results of operations.

The following accounting policies materially affect our reported earnings and financial condition and require significant judgments and estimates. Management has reviewed these critical accounting estimates and related disclosures with our Audit Committee.

Business Combinations and Goodwill

- **Description.** For mergers and acquisitions, we are required to record the assets acquired, including identified intangible assets such as core deposit and customer trust relationship intangibles, and the liabilities assumed at their fair value. The difference between consideration and the net fair value of assets acquired is recorded as goodwill. Management uses significant estimates and assumptions to value such items, including projected cash flows, repayment rates, default rates and losses assuming default, discount rates, and realizable collateral values. The allowance for credit losses for PCD loans is recognized within acquisition accounting. The allowance for credit losses for non-PCD assets is recognized as provision for credit losses in the same reporting period as the merger or acquisition. Fair value adjustments are amortized or accreted into the income statement over the estimated life of the acquired assets or assumed liabilities. The purchase date valuations and any subsequent adjustments determine the amount of goodwill recognized in connection with the merger or acquisition. The use of different assumptions could produce significantly different valuation results, which could have material positive or negative effects on our results of operations. The carrying value of goodwill recorded must be reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill.

- **Judgments and Uncertainties.** The determination of fair values is based on valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. In addition, we engage third party specialists to assist in the development of fair values. Preliminary estimates of fair values may be adjusted for a period of time subsequent to the merger or acquisition date if new information is obtained about facts and circumstances that existed as of the merger or acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Adjustments recorded during this period are recognized in the current reporting period. Management uses various valuation methodologies to estimate the fair value of these assets and liabilities, and often involves a significant degree of judgment, particularly when liquid markets do not exist for the particular item being valued. Examples of such items include loans, deposits, identifiable intangible assets, and certain other assets and liabilities.

- **Effect if Actual Results Differ From Assumptions.** Changes in these factors, as well as downturns in economic or business conditions, could have a significant adverse impact on the carrying value of assets, including goodwill and liabilities, which could result in impairment losses affecting our financial statements as a whole and our banking subsidiary in which the goodwill resides.

- **Pandemic.** A prolonged COVID-19 pandemic, or any other epidemic that harms the global economy, U.S. economy, or the economies in which we operate could adversely affect our operations. Goodwill is especially susceptible to risk of impairment during prolonged periods of economic downturn.

Allowance for Credit Losses on Loans

- **Description.** The allowance for credit losses on loans represents management's estimate of all expected credit losses over the expected contractual life of our loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods.

  The allowance for credit losses on loans, as reported in our consolidated statements of financial condition, is adjusted by an expense for credit losses, which is recognized in earnings, and reduced by the charge-off of loan amounts, net of recoveries.

- **Judgments and Uncertainties.** We utilize a discounted cashflow approach to determine the allowance for credit losses for performing loans and nonperforming loans. Expected cashflows are created for each loan and discounted using the effective yield method. The discounted sum of expected cashflows is then compared to the amortized cost and any shortfall is recorded as an allowance. Expected cashflows are created using a combination of contractual payment schedules, calculated PDs, LGD and prepayment assumptions as well as qualitative factors. For commercial and commercial real estate loans, the PD is forecasted using a regression model to determine the likelihood of a loan moving into nonaccrual within the time horizon. For residential and consumer loans, the PD is forecasted using a regression model to determine the likelihood of a loan being charged-off within the time horizon. The regression models use combinations of variables to assess systematic and unsystematic risk. Variables used for unsystematic risk are borrower specific and help to gauge the risk of default from an individual borrower. Variables for systematic risk, risk inherent to all borrowers, come from the use of forward-looking economic forecasts and include variables such as unemployment rate, gross domestic product, and house price index. The LGD is defined as credit loss incurred when an obligor of the bank defaults. Qualitative factors include items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts.

- **Effect if Actual Results Differ From Assumptions.** The allowance represents management's best estimate, but significant downturns in circumstances relating to loan quality and economic conditions could result in a requirement for additional allowance. Likewise, an upturn in loan quality and improved economic conditions may allow a reduction in the required allowance. In either instance, unanticipated changes could have a significant impact on results of operations.

  One of the most significant judgments used in determining the allowance for credit losses is the macroeconomic forecast provided by a third party. The economic indices sourced from the macroeconomic forecast and used in projecting loss rates include the national unemployment rate, changes in commercial real estate prices, changes in home values, and changes in the United States gross domestic product. The economic index used in the calculation to which the calculation may be most sensitive is the national unemployment rate. Each reporting period, several macroeconomic forecast scenarios are considered by management. Management selects the macroeconomic forecast that is most reflective of expectations at that point in time. Changes in the macroeconomic forecast, especially for the national unemployment rate, could significantly impact the calculated estimated credit losses.

  The expense for credit loss recorded through earnings is the amount necessary to maintain the allowance for credit losses at the amount of expected credit losses inherent within the loans held for investment portfolio. The amount of expense and the corresponding level of allowance for credit losses on loans are based on our evaluation of the collectability of the loan portfolio based on historical loss experience, reasonable and supportable forecasts, and other significant qualitative and quantitative factors.

Derivative Financial Instruments

- **Description.** As part of our overall interest rate risk management, we use derivative instruments to reduce exposure to changes in interest rates and market prices for financial instruments. The application of the hedge accounting policy requires judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings and measurement of changes in the fair value of derivative financial instruments and hedged items. To the extent hedging relationships are found to be effective, changes in fair value of the derivatives are offset by changes in the fair value of the related hedged item or recorded to other comprehensive income (loss). Management believes hedge effectiveness is evaluated properly in preparation of the financial statements. All of the derivative financial instruments we use have an active market and indications of fair value can be readily obtained. We are not using the "short-cut" method of accounting for any fair value derivatives.

  Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. Old National's exposure is limited to the termination value of the contracts rather than the notional, principal, or contract amounts. There are provisions in our agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, we minimize credit risk through credit approvals, limits, and monitoring procedures.

- **Judgments and Uncertainties.** The application of the hedge accounting policy requires judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings and measurement of changes in the fair value of derivative financial instruments and hedged items.

- **Effect if Actual Results Differ From Assumptions.** To the extent hedging relationships are found to be effective, changes in fair value of the derivatives are offset by changes in the fair value of the related hedged item or recorded to other comprehensive income (loss). However, if in the future the derivative financial instruments used by us no longer qualify for hedge accounting treatment, all changes in fair value of the derivative would flow through the consolidated statements of income in other noninterest income, resulting in greater volatility in our earnings.

Income Taxes

- **Description.** We are subject to the income tax laws of the U.S., its states, and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. We review income tax expense and the carrying value of deferred tax assets quarterly; and as new information becomes available, the balances are adjusted as appropriate. FASB ASC 740-10 (FIN 48) prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. See Note 15 to the consolidated financial statements for a further description of our provision and related income tax assets and liabilities.

- **Judgments and Uncertainties.** In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

- **Effect if Actual Results Differ From Assumptions.** Although management believes that the judgments and estimates used are reasonable, actual results could differ and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in our effective income tax rate in the period of resolution.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee and the Audit Committee has reviewed our disclosure relating to it in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk" of this Form 10-K is incorporated herein by reference in response to this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the financial statements and related financial information appearing in this annual report on Form 10-K. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States and include some amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances. Financial information throughout this annual report on Form 10-K is consistent with that in the financial statements.

Management maintains a system of internal accounting controls, which is believed to provide, in all material respects, reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and recorded, and the financial records are reliable for preparing financial statements and maintaining accountability for assets. In addition, Old National has a Code of Business Conduct and Ethics, a Senior Financial and Executive Officer Code of Ethics and Corporate Governance Guidelines that outline high levels of ethical business standards. Old National has also appointed a Chief Ethics Officer and had a third party perform an independent validation of our ethics program. All systems of internal accounting controls are based on management's judgment that the cost of controls should not exceed the benefits to be achieved and that no system can provide absolute assurance that control objectives are achieved. Management believes Old National's system provides the appropriate balance between cost of controls and the related benefits.

In order to monitor compliance with this system of controls, Old National maintains an extensive internal audit program. Internal audit reports are issued to appropriate officers and significant audit exceptions, if any, are reviewed with management and the Audit Committee.

The Board of Directors, through an Audit Committee comprised solely of independent outside directors, oversees management's discharge of its financial reporting responsibilities. The Audit Committee meets regularly with Old National's independent registered public accounting firm, Crowe LLP, and the managers of financial reporting, internal audit, and risk. During these meetings, the committee meets privately with the independent registered public accounting firm as well as with financial reporting and internal audit personnel to review accounting, auditing, and financial reporting matters. The appointment of the independent registered public accounting firm is made by the Audit Committee.

The consolidated financial statements in this annual report on Form 10-K have been audited by Crowe LLP, for the purpose of determining that the consolidated financial statements are presented fairly, in all material respects in conformity with accounting principles generally accepted in the United States. Crowe LLP's report on the financial statements follows.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Old National is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Old National's management assessed the effectiveness of Old National's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework*. Based on that assessment, Old National has concluded that, as of December 31, 2022, Old National's internal control over financial reporting is effective. Old National's independent registered public accounting firm has audited the effectiveness of Old National's internal control over financial reporting as of December 31, 2022 as stated in their report, which follows.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Old National Bancorp
Evansville, Indiana

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Old National Bancorp (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance and Provision for Credit Losses on Loans – Forecasting and Qualitative Factors, and Model Design for Acquired Loans

The allowance for credit losses (the "ACL") is an accounting estimate of expected credit losses over the contractual life of financial assets carried at amortized cost and off-balance-sheet credit exposures as described in Notes 1 and 4 of the consolidated financial statements. A financial asset (or a group of financial assets), including the Company's loan portfolio, is required to be measured at amortized cost to be presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on historical experience, current conditions, and reasonable and supportable forecasts over the expected life of the loans. At December 31, 2022, the ACL on the overall loan portfolio was $303.7 million. As part of the Company's merger with First Midwest Bancorp, Inc. ("FMB"), the Company recorded $96.3 million of provision for credit losses to establish an ACL on acquired non-purchased credit deteriorated (PCD) loans and $89.1 million to establish an ACL for acquired PCD loans.

The Company utilizes a discounted cash flow ("DCF") approach with probability of default ("PD") methodology. The PD regression models use combinations of variables to assess risk including unsystematic risk to help gauge the risk of default from an individual borrower and variables for systematic risk applicable to all borrowers. Other assumptions used to determine the quantitative allowance include the loss given default ("LGD"), which is defined as credit loss incurred when an obligor of the bank defaults, and prepayment assumptions. Expected cash flows are created for each loan using reasonable and supportable forecasts and discounted using the loan's effective yield. The discounted sum of expected cash flows is then compared to the amortized cost and any shortfall is recorded as a component of the ACL. The quantitative allowance is adjusted by qualitative factors, including items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts. The same methods and assumptions used to determine the quantitative and qualitative allowance were applied to the FMB acquired loans since the merger date. A significant amount of management judgment is required to determine the reasonable and supportable forecasts and the qualitative factors for the ACL, and the model design for FMB acquired loans at the merger date.

We identified auditing the reasonable and supportable forecasts and the qualitative factors for the ACL, and the model design for FMB acquired loans used in developing the ACL at the merger date, as a critical audit matter because of the extent of auditor judgment applied and significant audit effort required to evaluate the especially subjective and complex judgments made by management, including the need for specialized skills. The principal considerations resulting in our determination included the following:

- Significant auditor judgment and audit effort required to evaluate the determination of the reasonable and supportable forecast and qualitative factors.
- Significant auditor judgment and audit effort required to evaluate the model design for FMB acquired loans, including the evaluation of the method, significant assumptions, and data used in the model design.

The primary procedures performed to address the critical audit matter included:

- Testing the effectiveness of management's internal controls over the determination of the reasonable and supportable forecast, the qualitative factors, and model design for FMB acquired loans, including controls addressing:
    - Management's review of the appropriateness of the reasonable and supportable forecasts and qualitative factors applied in the estimate of ACL, including the review of relevance and reliability of data used in the estimate
    - Management's review of the appropriateness of the models and reasonableness of the significant assumptions used to establish the ACL for FMB acquired loans, including the review of relevance and reliability of data used in the estimate
    - Management's review of the results of the model validation related to the ACL for FMB acquired loans

- Substantively testing management's process for the determination of reasonable and supportable forecast, the qualitative factors, and model design for FMB acquired loans, including:
    - Evaluating management's judgments in the selection and application of reasonable and supportable forecasts and qualitative factors, including the relevance and reliability of data used in the estimate.
    - Evaluating the relevance and reliability of data used in the models for the FMB acquired loans
    - Evaluating, with the assistance of internal valuation specialists, the reasonableness of the conceptual design of the models and the significant assumptions applied in the ACL for FMB acquired loans

Merger - Fair Value of Loans Acquired

As described in Note 2 to the consolidated financial statements, the Company completed the merger transaction with FMB on February 15, 2022. The merger transaction was accounted for as a business combination and accordingly, the assets acquired and liabilities assumed from FMB were recorded at fair value as of the merger date. The merger date fair value of loans acquired from FMB was approximately $14.6 billion. Accounting for the merger date fair value of loans acquired requires management to make significant judgments about the selection and application of assumptions.

We identified auditing the merger date fair value of loans acquired as a critical audit matter because it required especially subjective auditor judgment. The principal considerations resulting in our determination included the significant auditor judgment and effort required to evaluate the reasonableness of management's assumptions used, including the need for specialized skills.

The primary procedures performed to address the critical audit matter included:

- Testing the effectiveness of management's internal controls over the determination of merger date fair value of loans acquired, including controls addressing:
    - Evaluation of the reasonableness of methods and significant assumptions applied in the estimate of merger date fair value of loans acquired
    - Evaluation of the relevance and reliability of data used in the valuation of merger date fair value of loans acquired

- Substantively testing management's process for developing the merger date fair value of loans acquired, which included:
    - Testing the relevance and reliability of data used as a basis for the valuation
    - Evaluating, with the assistance of our internal valuation specialists, the reasonableness of the methods and significant assumptions applied in the estimate of the fair value of loans acquired, including the application of the significant assumptions used in the valuation



Crowe LLP

We have served as the Company's auditor since 2005, which is the year the engagement letter was signed for the audit of the 2006 financial statements.

Louisville, Kentucky
February 22, 2023

FORM 10-K

OLD NATIONAL BANCORP
CONSOLIDATED BALANCE SHEETS

(dollars and shares in thousands, except per share data)	December 31, 2022	2021
Assets		
Cash and due from banks	**$ 453,432**	$ 172,663
Money market and other interest-earning investments	**274,980**	649,356
Total cash and cash equivalents	**728,412**	822,019
Equity securities, at fair value	**52,507**	13,211
Investment securities - available-for-sale, at fair value (amortized cost $7,772,603 and $7,384,033, respectively)	**6,773,712**	7,382,066
Investment securities - held-to-maturity, at amortized cost (fair value $2,643,682 and $0, respectively)	**3,089,147**	—
Federal Home Loan Bank/Federal Reserve Bank stock, at cost	**314,168**	169,375
Loans held for sale, at fair value	**11,926**	35,458
Loans:		
Commercial	**9,508,904**	3,391,769
Commercial real estate	**12,457,070**	6,380,674
Residential real estate	**6,460,441**	2,255,289
Consumer credit, net of unearned income	**2,697,226**	1,574,114
Total loans, net of unearned income	**31,123,641**	13,601,846
Allowance for credit losses on loans	**(303,671)**	(107,341)
Net loans	**30,819,970**	13,494,505
Premises and equipment, net	**557,307**	476,186
Operating lease right-of-use assets	**189,714**	69,560
Accrued interest receivable	**190,521**	84,109
Goodwill	**1,998,716**	1,036,994
Other intangible assets	**126,405**	34,678
Company-owned life insurance	**768,552**	463,324
Other assets	**1,142,315**	372,079
Total assets	**$ 46,763,372**	$ 24,453,564
Liabilities		
Deposits:		
Noninterest-bearing demand	**$ 11,930,798**	$ 6,303,106
Interest-bearing:		
Checking and NOW	**8,340,955**	5,338,022
Savings	**6,326,158**	3,798,494
Money market	**5,389,139**	2,169,160
Time deposits	**3,013,780**	960,413
Total deposits	**35,000,830**	18,569,195
Federal funds purchased and interbank borrowings	**581,489**	276
Securities sold under agreements to repurchase	**432,804**	392,275
Federal Home Loan Bank advances	**3,829,018**	1,886,019
Other borrowings	**743,003**	296,670
Operating lease liabilities	**211,964**	76,236
Accrued expenses and other liabilities	**835,669**	220,875
Total liabilities	**41,634,777**	21,441,546
Commitments and contingencies (Note 20)		
Shareholders' Equity		
Preferred stock, 2,000 shares authorized, 231 and 0 shares issued and outstanding, respectively	**230,500**	—
Common stock, $1.00 per share stated value, 600,000 shares authorized, 292,903 and 165,838 shares issued and outstanding, respectively	**292,903**	165,838
Capital surplus	**4,174,265**	1,880,545
Retained earnings	**1,217,349**	968,010
Accumulated other comprehensive income (loss), net of tax	**(786,422)**	(2,375)
Total shareholders' equity	**5,128,595**	3,012,018
Total liabilities and shareholders' equity	**$ 46,763,372**	$ 24,453,564

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF INCOME

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2022	2021	2020
Interest Income			
Loans including fees:			
Taxable	**$ 1,177,816**	$ 490,042	$ 515,980
Nontaxable	**25,931**	12,392	13,908
Investment securities:			
Taxable	**204,004**	98,031	98,953
Nontaxable	**43,637**	37,595	33,899
Money market and other interest-earning investments	**2,814**	589	568
Total interest income	**1,454,202**	638,649	663,308
Interest Expense			
Deposits	**49,093**	10,954	28,169
Federal funds purchased and interbank borrowings	**5,021**	—	1,296
Securities sold under agreements to repurchase	**843**	397	854
Federal Home Loan Bank advances	**51,524**	21,075	27,274
Other borrowings	**19,785**	9,823	9,621
Total interest expense	**126,266**	42,249	67,214
Net interest income	**1,327,936**	596,400	596,094
Provision for credit losses	**144,799**	(29,622)	42,879
Net interest income after provision for credit losses	**1,183,137**	626,022	553,215
Noninterest Income			
Wealth management fees	**69,102**	40,409	36,806
Service charges on deposit accounts	**72,501**	31,658	32,557
Debit card and ATM fees	**40,227**	23,766	22,702
Mortgage banking revenue	**23,015**	42,558	62,775
Investment product fees	**31,749**	24,639	21,614
Capital markets income	**25,986**	21,997	22,480
Company-owned life insurance	**14,564**	10,589	12,031
Debt securities gains (losses), net	**(88)**	4,327	10,767
Gain on sale of health savings accounts	**90,673**	—	—
Other income	**32,050**	14,276	17,542
Total noninterest income	**399,779**	214,219	239,274
Noninterest Expense			
Salaries and employee benefits	**575,626**	284,098	293,590
Occupancy	**100,421**	54,834	55,316
Equipment	**27,637**	16,704	16,690
Marketing	**32,264**	12,684	10,874
Data processing	**84,865**	47,047	41,086
Communication	**18,846**	10,073	9,731
Professional fees	**39,046**	20,077	15,755
FDIC assessment	**19,332**	6,059	6,722
Amortization of intangibles	**25,857**	11,336	14,091
Amortization of tax credit investments	**10,961**	6,770	18,788
Property optimization	**26,818**	—	27,050
Other expense	**76,510**	31,697	27,240
Total noninterest expense	**1,038,183**	501,379	536,933
Income before income taxes	**544,733**	338,862	255,556
Income tax expense	**116,446**	61,324	29,147
Net income	**428,287**	277,538	226,409
Preferred dividends	**(14,118)**	—	—
Net income applicable to common shareholders	**$ 414,169**	$ 277,538	$ 226,409
Net income per common share - basic	**$ 1.51**	$ 1.68	$ 1.37
Net income per common share - diluted	**1.50**	1.67	1.36
Weighted average number of common shares outstanding - basic	**275,179**	165,178	165,509
Weighted average number of common shares outstanding - diluted	**276,688**	165,929	166,177
Dividends per common share	**$ 0.56**	$ 0.56	$ 0.56

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
(dollars in thousands)	**2022**	**2021**	**2020**
Net income	**$ 428,287**	$ 277,538	$ 226,409
Other comprehensive income (loss):			
Change in debt securities available-for-sale:			
Unrealized holding gains (losses) for the period	**(1,004,054)**	(187,955)	125,214
Reclassification for securities transferred to held-to-maturity	**165,473**	—	—
Reclassification adjustment for securities (gains) losses realized in income	**88**	(4,327)	(10,767)
Income tax effect	**199,097**	43,997	(25,243)
Unrealized gains (losses) on available-for-sale debt securities	**(639,396)**	(148,285)	89,204
Change in securities held-to-maturity:			
Adjustment for securities transferred from available-for-sale	**(165,473)**	—	—
Amortization of unrealized losses on securities transferred from available-for-sale	**16,612**	—	—
Income tax effect	**36,197**	—	—
Changes from securities held-to-maturity	**(112,664)**	—	—
Change in cash flow hedges:			
Net unrealized derivative gains (losses) on cash flow hedges	**(45,132)**	1,898	8,261
Reclassification adjustment for (gains) losses realized in net income	**2,587**	(4,605)	(5,153)
Income tax effect	**10,453**	666	(764)
Changes from cash flow hedges	**(32,092)**	(2,041)	2,344
Change in defined benefit pension plans:			
Amortization of net (gains) losses recognized in income	**139**	239	21
Income tax effect	**(34)**	(59)	(5)
Changes from defined benefit pension plans	**105**	180	16
Other comprehensive income (loss), net of tax	**(784,047)**	(150,146)	91,564
Comprehensive income (loss)	**$ (355,760)**	$ 127,392	$ 317,973

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands, except per share data)	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2019	$ —	$ 169,616	$ 1,944,445	$ 682,185	$ 56,207	$ 2,852,453
Cumulative effect of change in accounting principles	—	—	—	(31,150)	—	(31,150)
Balance, January 1, 2020	—	169,616	1,944,445	651,035	56,207	2,821,303
Net income	—	—	—	226,409	—	226,409
Other comprehensive income (loss)	—	—	—	—	91,564	91,564
Dividends - common stock ($0.56 per share)	—	—	—	(92,946)	—	(92,946)
Common stock issued	—	43	534	—	—	577
Common stock repurchased	—	(5,115)	(77,243)	—	—	(82,358)
Share-based compensation expense	—	—	7,707	—	—	7,707
Stock activity under incentive compensation plans	—	823	183	(606)	—	400
Balance, December 31, 2020	—	165,367	1,875,626	783,892	147,771	2,972,656
Net income	—	—	—	277,538	—	277,538
Other comprehensive income (loss)	—	—	—	—	(150,146)	(150,146)
Dividends - common stock ($0.56 per share)	—	—	—	(92,829)	—	(92,829)
Common stock issued	—	35	548	—	—	583
Common stock repurchased	—	(208)	(3,523)	—	—	(3,731)
Share-based compensation expense	—	—	7,497	—	—	7,497
Stock activity under incentive compensation plans	—	644	397	(591)	—	450
Balance, December 31, 2021	**—**	**165,838**	**1,880,545**	**968,010**	**(2,375)**	**3,012,018**
Net income	**—**	**—**	**—**	**428,287**	**—**	**428,287**
Other comprehensive income (loss)	**—**	**—**	**—**	**—**	**(784,047)**	**(784,047)**
First Midwest Bancorp, Inc. merger:						
Issuance of common stock	**—**	**129,365**	**2,316,947**	**—**	**—**	**2,446,312**
Issuance of preferred stock, net of issuance costs	**230,500**	**—**	**13,219**	**—**	**—**	**243,719**
Cash dividends:						**—**
Common ($0.56 per share)	**—**	**—**	**—**	**(163,505)**	**—**	**(163,505)**
Preferred dividends	**—**	**—**	**—**	**(14,118)**	**—**	**(14,118)**
Common stock issued	**—**	**52**	**757**	—	**—**	**809**
Common stock repurchased	**—**	**(3,960)**	**(67,222)**	—	**—**	**(71,182)**
Share-based compensation expense	**—**	**—**	**28,656**	—	**—**	**28,656**
Stock activity under incentive compensation plans	**—**	**1,608**	**1,363**	**(1,325)**	**—**	**1,646**
Balance, December 31, 2022	**$ 230,500**	**$ 292,903**	**$ 4,174,265**	**$ 1,217,349**	**$ (786,422)**	**$ 5,128,595**

The accompanying notes to consolidated financial statements are an integral part of these statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Cash Flows From Operating Activities			
Net income	**$ 428,287**	$ 277,538	$ 226,409
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**36,436**	27,276	28,911
Amortization of other intangible assets	**25,857**	11,336	14,091
Amortization of tax credit investments	**10,961**	6,770	18,788
Net premium amortization on investment securities	**18,684**	16,305	18,798
Accretion income related to acquired loans	**(72,007)**	(16,747)	(23,331)
Share-based compensation expense	**28,656**	7,497	7,707
Provision for credit losses	**144,799**	(29,622)	42,879
Debt securities (gains) losses, net	**88**	(4,327)	(10,767)
Gain on sale of health savings accounts business	**(90,673)**	—	—
Net (gains) losses on sales of loans and other assets	**13,114**	(36,677)	(23,787)
Increase in cash surrender value of company-owned life insurance	**(14,564)**	(10,589)	(12,031)
Residential real estate loans originated for sale	**(570,111)**	(1,215,015)	(1,432,488)
Proceeds from sales of residential real estate loans	**620,958**	1,274,812	1,455,067
(Increase) decrease in interest receivable	**(52,911)**	1,198	(183)
(Increase) decrease in other assets	**(40,518)**	2,641	(105,969)
Increase (decrease) in accrued expenses and other liabilities	**327,369**	17,984	15,726
Net cash flows provided by (used in) operating activities	**814,425**	330,380	219,820
Cash Flows From Investing Activities			
Cash received (paid) from merger, net	**1,912,629**	—	—
Sale of health savings accounts	**(290,857)**	—	—
Purchases of investment securities available-for-sale	**(1,438,572)**	(3,321,653)	(2,803,406)
Purchases of investment securities held-to-maturity	**(170,675)**	—	—
Purchases of Federal Home Loan Bank/Federal Reserve Bank stock	**(147,394)**	—	(10,025)
Purchases of equity securities	**(6,348)**	(11,000)	—
Proceeds from maturities, prepayments, and calls of investment securities available-for-sale	**1,284,814**	1,511,510	1,990,383
Proceeds from sales of investment securities available-for-sale	**20,032**	198,886	299,885
Proceeds from maturities, prepayments, and calls of investment securities held-to-maturity	**83,962**	—	—
Proceeds from sales of Federal Home Loan Bank/Federal Reserve Bank stock	**108,698**	58	4,691
Proceeds from sales of equity securities	**53,029**	544	39,296
Loan originations and payments, net	**(3,071,765)**	206,145	(1,644,119)
Proceeds from company-owned life insurance death benefits	**10,361**	3,375	4,888
Proceeds from sale of premises and equipment and other assets	**4,480**	29,244	7,826
Purchases of premises and equipment and other assets	**(37,901)**	(48,692)	(30,871)
Net cash flows provided by (used in) investing activities	**(1,685,507)**	(1,431,583)	(2,141,452)
Cash Flows From Financing Activities			
Net increase (decrease) in:			
Deposits	**(435,717)**	1,531,742	2,484,056
Federal funds purchased and interbank borrowings	**581,213**	(890)	(349,248)
Securities sold under agreements to repurchase	**(94,665)**	(38,891)	103,384
Other borrowings	**177,146**	36,187	4,171
Payments for maturities of Federal Home Loan Bank advances	**(2,102,506)**	(146,505)	(751,505)
Payments for modification of Federal Home Loan Bank advances	—	(2,156)	(31,124)
Proceeds from Federal Home Loan Bank advances	**2,900,000**	50,000	950,000
Cash dividends paid	**(177,623)**	(92,829)	(92,946)
Common stock repurchased	**(71,182)**	(3,731)	(82,358)
Common stock issued	**809**	583	577
Net cash flows provided by (used in) financing activities	**777,475**	1,333,510	2,235,007
Net increase (decrease) in cash and cash equivalents	**(93,607)**	232,307	313,375
Cash and cash equivalents at beginning of period	**822,019**	589,712	276,337
Cash and cash equivalents at end of period	**$ 728,412**	$ 822,019	$ 589,712

The accompanying notes to consolidated financial statements are an integral part of these statements.

NATURE OF OPERATIONS

Old National Bancorp, a financial holding company headquartered in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Its principal subsidiary is Old National Bank. Through its bank and non-bank affiliates, Old National Bancorp provides to its clients a wide range of services throughout the Midwest region, including commercial and consumer loan and depository services, private banking, brokerage, trust, investment advisory, and other traditional banking services.

NOTE 1 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Old National Bancorp and its wholly-owned subsidiaries (hereinafter collectively referred to as "Old National") and have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. Such principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation. Such reclassifications had no effect on prior year net income or shareholders' equity and were insignificant amounts.

Equity Securities

Equity securities consist of mutual funds for Community Reinvestment Act qualified investments and diversified investment securities held in a grantor trust for participants in the Company's nonqualified deferred compensation plan. Equity securities are recorded at fair value with changes in fair value recognized in other income.

Investment Securities

Old National classifies debt investment securities as available-for-sale or held-to-maturity on the date of purchase. Debt securities classified as available-for-sale are recorded at fair value with the unrealized gains and losses recorded in other comprehensive income (loss), net of tax. Realized gains and losses affect income and the prior fair value adjustments are reclassified within shareholders' equity. Debt securities classified as held-to-maturity, which management has the intent and ability to hold to maturity, are reported at amortized cost. Interest income includes amortization of purchase premiums or discounts. Premiums and discounts are amortized on the level-yield method. Anticipated prepayments are considered when amortizing premiums and discounts on mortgage-backed securities. Gains and losses on the sale of available-for-sale debt securities are determined using the specific-identification method.

Available-for-sale securities in unrealized loss positions are evaluated at least quarterly to determine if a decline in fair value should be recorded through income or other comprehensive income (loss). For available-for sale securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security, before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale securities that do not meet the criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any decline in fair value that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss), net of applicable taxes. Accrued interest receivable on the securities portfolio is excluded from the estimate of credit losses.

Federal Home Loan Bank/Federal Reserve Bank Stock

Old National is a member of the FHLB system and its regional Federal Reserve Bank. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB and Federal Reserve Bank stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held for Sale

Loans that Old National has originated with an intent to sell are classified as loans held for sale and are recorded at fair value, determined individually, as of the balance sheet date. The loan's fair value includes the servicing value of the loans as well as any accrued interest. Conventional mortgage production is sold with servicing rights retained. Certain loans, such as government guaranteed mortgage loans are sold on servicing released basis.

Loans

Loans that Old National intends to hold are classified as held for investment. Loans held for investment are carried at the principal balance outstanding, net of earned interest, purchase premiums or discounts, deferred loan fees and costs, and an allowance for credit losses. Interest income is accrued on the principal balances of loans outstanding. For all loan classes, a loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collectability of principal or interest. Interest accrued but not received is reversed against earnings. Cash interest received on these loans is applied to the principal balance until the principal is recovered or until the loan returns to accrual status. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current, remain current for a prescribed period, and future payments are reasonably assured.

Old National has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. Evidence of credit deterioration was evaluated using various indicators, such as past due and nonaccrual status, as well as asset quality rating. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and initial allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is accreted or amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses.

Allowance for Credit Losses on Loans

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for credit losses on loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's loans held for investment portfolio. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and in our process for estimating expected credit losses. Expected credit loss inherent in non-cancelable off-balance-sheet credit exposures is accounted for as a separate liability included in other liabilities on the balance sheet. The allowance for credit losses on loans held for investment is adjusted by a credit loss expense, which is reported in provision for credit losses, and reduced by the charge-off of loan amounts, net of recoveries within the provision for credit losses. Old National has made a policy election to report accrued interest receivable as a separate line item on the balance sheet.

The allowance for credit loss estimation process involves procedures to consider the unique characteristics of our loan portfolio segments. These segments are further disaggregated into loan classes based on the level at which credit risk is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Evaluations of the overall loan portfolio in future periods, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

The allowance level is influenced by loan volumes, loan AQR migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

We utilize a discounted cashflow approach to determine the allowance for credit losses for performing loans and nonperforming loans. Expected cashflows are created for each loan and discounted using the effective yield method. The discounted sum of expected cashflows is then compared to the amortized cost and any shortfall is recorded as an allowance. Expected cashflows are created using a combination of contractual payment schedules, calculated PDs, LGD, and prepayment assumptions as well as qualitative factors. For commercial and commercial real estate loans, the PD is forecasted using a regression model to determine the likelihood of a loan moving into nonaccrual within the time horizon. For residential and consumer loans, the PD is forecasted using a regression model to determine the likelihood of a loan being charged-off within the time horizon. The regression models use combinations of variables to assess systematic and unsystematic risk. Variables used for unsystematic risk are borrower specific and help to gauge the risk of default from an individual borrower. Variables for systematic risk, risk inherent to all borrowers, come from the use of forward-looking economic forecasts and include variables such as unemployment rate, gross domestic product, and house price index. The LGD is defined as credit loss incurred when an obligor of the bank defaults. Qualitative factors include items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts.

Further information regarding Old National's policies and methodology used to estimate the allowance for credit losses on loans is presented in Note 4 to the consolidated financial statements.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Land is stated at cost. Depreciation is charged to operating expense over the useful lives of the assets, principally on the straight-line method. Useful lives for premises and equipment are as follows: buildings and building improvements – 10 to 39 years; and furniture and equipment – 3 to 7 years. Leasehold improvements are depreciated over the lesser of their useful lives or the term of the lease. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Interest costs on construction of qualifying assets are capitalized.

Premises and equipment are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are adjusted to fair value. Such impairments are included in other expense.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is determined as the excess of the cost of acquired entities over the fair value of identifiable assets acquired less liabilities assumed as of the merger or acquisition date. Amortization of goodwill and indefinite-lived assets is not recorded. However, the recoverability of goodwill and other intangible assets are tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. Other intangible assets, including core deposits and customer business relationships, are amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of 5 to 15 years.

Company-Owned Life Insurance

Old National has purchased, as well as obtained through mergers and acquisitions, life insurance policies on certain key executives. Old National records company-owned life insurance at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Loan Servicing Rights

When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sales of loans. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are included in other assets on the balance sheet.

Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type, term, and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If Old National later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with mortgage banking revenue on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. Servicing fee income, which is reported on the income statement as mortgage banking revenue, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan and are recorded as income when earned.

Derivative Financial Instruments

As part of Old National's overall interest rate risk management, Old National uses derivative instruments, including agreements that are commonly referred to as TBA (to be announced) forward agreements and interest rate swaps, collars, caps, and floors. All derivative instruments are recognized on the balance sheet at their fair value. At the inception of the derivative contract, Old National designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the change in value of the derivative, as well as the offsetting change in value of the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For a cash flow hedge, the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, in noninterest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income.

Old National formally documents all relationships between derivatives and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Old National also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items. Old National discontinues hedge accounting prospectively when it is determined that (1) the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (2) the derivative expires, is sold, or terminated; (3) the derivative instrument is de-designated as a hedge because the forecasted transaction is no longer probable of occurring; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction is still expected to occur, changes in value that were accumulated in other comprehensive income (loss) are amortized or accreted into earnings over the same periods which the hedged transactions will affect earnings.

Old National enters into various stand-alone mortgage-banking derivatives in order to hedge the risk associated with the fluctuation of interest rates. Changes in fair value are recorded as mortgage banking revenue. Old National also enters into various stand-alone derivative contracts to provide derivative products to clients, which are carried at fair value with changes in fair value recorded as other noninterest income.

Old National is exposed to losses if a counterparty fails to make its payments under a contract in which Old National is in the net receiving position. Old National anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. In addition, Old National obtains collateral above certain thresholds of the fair value of its hedges for each counterparty based upon their credit standing. All of the contracts to which Old National is a party settle monthly, quarterly, or semiannually. Further, Old National has netting agreements with the dealers with which it does business.

Credit-Related Financial Instruments

In the ordinary course of business, Old National's bank subsidiary has entered into credit-related financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. The notional amount of these commitments is not reflected in the consolidated financial statements until they are funded. Old National maintains an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet and is adjusted as a provision for unfunded loan commitments included in the provision for credit losses.

Repossessed Collateral

Other real estate owned and repossessed personal property are initially recorded at the fair value of the property less estimated cost to sell and are included in other assets on the balance sheet. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through the completion of a deed in lieu of foreclosure or through a similar legal agreement. Any excess recorded investment over the fair value of the property received is charged to the allowance for credit losses. Any subsequent write-downs are recorded in noninterest expense, as are the costs of operating the properties. Gains or losses resulting from the sale of collateral are recognized in noninterest expense at the date of sale.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

We purchase certain securities, generally U.S. government-sponsored entity and agency securities, under agreements to resell. The amounts advanced under these agreements represent short-term secured loans and are reflected as assets in the accompanying consolidated balance sheets. We also sell certain securities under agreements to repurchase. These agreements are treated as collateralized financing transactions. These secured borrowings are reflected as liabilities in the accompanying consolidated balance sheets and are recorded at the amount of cash received in connection with the transaction. Short-term securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements can be repledged by the secured party. Additional collateral may be required based on the fair value of the underlying securities.

Share-Based Compensation

Compensation cost is recognized for stock options, stock appreciation rights, and restricted stock awards and units issued to employees based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options and appreciation rights, while the market price of our Common Stock at the date of grant is used for restricted stock awards. The market price of our Common Stock at the date of grant less the present value of dividends expected to be paid during the performance period is used for restricted stock units where the performance measure is based on an internal performance measure. A third-party provider is used to value certain restricted stock units where the performance measure is based on total shareholder return. Compensation expense is recognized over the required service period. Forfeitures are recognized as they occur.

FORM 10-K

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

We recognize a tax position as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

We recognize interest and/or penalties related to income tax matters in income tax expense.

Old National is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. These investments are included in other assets on the balance sheet, with any unfunded commitments included with other liabilities. Certain of these assets qualify for the proportional amortization method and are amortized over the period that Old National expects to receive the tax credits, with the expense included within income tax expense on the consolidated statements of income. The other investments are accounted for under the equity method, with the expense included within noninterest expense on the consolidated statements of income. All of our tax credit investments are evaluated for impairment at the end of each reporting period.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See Note 20 to the consolidated financial statements for further disclosure.

Cash Equivalents and Cash Flows

For the purpose of presentation in the accompanying consolidated statement of cash flows, cash and cash equivalents are defined as cash, due from banks, federal funds sold and resell agreements, and money market investments, which have maturities less than 90 days. Cash flows from loans, either originated or acquired, are classified at that time according to management's intent to either sell or hold the loan for the foreseeable future. When management's intent is to sell the loan, the cash flows of that loan are presented as operating cash flows. When management's intent is to hold the loan for the foreseeable future, the cash flows of that loan are presented as investing cash flows.

The following table summarizes supplemental cash flow information:

	Years Ended December 31,		
(dollars in thousands)	**2022**	**2021**	**2020**
Cash payments:			
Interest	**$ 118,165**	$ 42,196	$ 70,043
Income taxes, net of refunds	**66,109**	31,875	24,436
Noncash Investing and Financing Activities:			
Securities transferred from available-for-sale to held-to-maturity	**2,986,736**	—	—
Transfer of premises and equipment to assets held for sale	**7,905**	9,539	16,661
Operating lease right-of-use assets obtained in exchange for lease obligations	**28,265**	776	(116)
Finance lease right-of-use assets obtained in exchange for lease obligations	**(966)**	7,477	5,225

There were 129.4 million shares of Common Stock issued in conjunction with the merger with First Midwest in February of 2022 totaling $2.4 billion in shareholders' equity. In addition, Old National issued 108,000 shares of Old National Series A Preferred Stock and 122,500 shares of Old National Series C Preferred Stock totaling $243.7 million in shareholders' equity.

Business Combinations

Old National accounts for business combinations using the acquisition method of accounting. The accounts of an acquired entity are included as of the date of merger or acquisition, and any excess of purchase price over the fair value of the net assets acquired is capitalized as goodwill. Alternatively, a gain is recorded if the fair value of the net assets acquired exceeds the purchase price. Old National typically issues Common Stock and/or pays cash for a merger or acquisition, depending on the terms of the agreement. The value of Common Stock issued is determined based on the market price of the stock as of the closing of the merger or acquisition. Merger and acquisition costs are expensed when incurred.

Revenue From Contracts With Customers

Old National's revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income. A description of the Company's significant revenue streams accounted for under ASC 606 follows:

Wealth management fees: Old National earns wealth management fees based upon asset custody and investment management services provided to individual and institutional customers. Most of these customers receive monthly or quarterly billings for services rendered based upon the market value of assets in custody. Fees that are transaction based are recognized at the point in time that the transaction is executed.

Service charges on deposit accounts: Old National earns fees from deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees and overdraft fees are recognized at a point in time, since the customer generally has a right to cancel the depository arrangement at any time. The arrangement is considered a day-to-day contract with ongoing renewals and optional purchases, so the duration of the contract does not extend beyond the services already performed. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which Old National satisfies its performance obligation.

Debit card and ATM fees: Debit card and ATM fees include ATM usage fees and debit card interchange income. As with the transaction-based fees on deposit accounts, the ATM fees are recognized at the point in time that Old National fulfills the customer's request. Old National earns interchange fees from cardholder transactions processed through card association networks. Interchange rates are generally set by the card associations based upon purchase volumes and other factors. Interchange fees represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Investment product fees: Investment product fees are the commissions and fees received from a registered broker/dealer and investment adviser that provide those services to Old National customers. Old National acts as an agent in arranging the relationship between the customer and the third-party service provider. These fees are recognized monthly from the third-party broker based upon services already performed, net of the processing fees charged to Old National by the broker.

Impact of Accounting Changes

Accounting Guidance Adopted in 2022

FASB ASC 470 and 815 – In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, to clarify the accounting for certain financial instruments with characteristics of liabilities and equity. The amendments in this update reduce the number of accounting models for convertible debt instruments and convertible preferred stock by removing the cash conversion model and the beneficial conversion feature model. In addition, this ASU improves disclosure requirements for convertible instruments and earnings-per-share guidance. The amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The adoption of this guidance on January 1, 2022 did not have a material impact on the consolidated financial statements.

FASB ASC 842 – In July 2021, the FASB issued ASU 2021-05, *Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments*, to amend the lease classification requirements for lessors to align them with practice under ASC Topic 840. The amendments in this update are effective for fiscal years beginning after December 15,

2021, and interim periods within those fiscal years. The adoption of this guidance on January 1, 2022 did not have a material impact on the consolidated financial statements.

FASB ASC 848 – In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides temporary, optional guidance to ease the potential burden in accounting for, or recognizing the effects of, the transition away from the LIBOR or other interbank offered rate on financial reporting. The guidance is applicable only to contracts or hedge accounting relationships that reference LIBOR or another reference rate expected to be discontinued.

In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which defers the sunset date of relief provisions within Topic 848 from December 31, 2022 to December 31, 2024. The objective of the guidance in Topic 848 is to provide relief during the transition period.

The amendments in this ASU are effective March 12, 2020 through December 31, 2024. Old National believes the adoption of this guidance on activities subsequent to December 31, 2022 will not have a material impact on the consolidated financial statements.

Accounting Guidance Pending Adoption

FASB ASC 805 – In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities From Contracts With Customers*, to address diversity in practice and inconsistency related to the accounting for revenue contracts with customers acquired in a business combination. The amendments require that the acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The ASU also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and liabilities. The amendments in this update are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Entities should apply the amendments prospectively to business combinations that occur after the effective date. Early adoption is permitted, including in any interim period. The new guidance is not expected to have a material impact on the consolidated financial statements.

FASB ASC 815 – In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method*, to expand the current single-layer method of electing hedge accounting to allow multiple hedged layers of a single closed portfolio under the method and renames the last-of-layer method the portfolio layer method. The amendments in this update are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted for any entity that has adopted the amendments in ASU No. 2017-12 for the corresponding period. If an entity adopts the amendments in an interim period, the effect of adopting the amendments related to basis adjustments should be reflected as of the beginning of the fiscal year of adoption (i.e., the initial application date). Old National is currently evaluating the impact of adopting the new guidance on the consolidated financial statements.

FASB ASC 326 – In March 2022, the FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, to eliminate the TDR recognition and measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. The amendments require that an entity disclose current-period gross charge-offs by year of origination for financing receivables and net investment in leases within the vintage disclosures required by ASC 326. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. These amendments should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, which an entity has the option to apply a modified retrospective transition method resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. Early adoption is permitted if an entity has adopted ASU No. 2016-13, including adoption in an interim period. If an entity elects to early adopt ASU No. 2022-02 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. An entity may elect to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. Old National is currently evaluating the impact of adopting the new guidance on the consolidated financial statements.

FASB ASC 820 – In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. Old National is currently evaluating the impact of adopting the new guidance on the consolidated financial statements.

NOTE 2 – MERGER, ACQUISITION, AND DIVESTITURE ACTIVITY

Merger

First Midwest Bancorp, Inc.

On February 15, 2022, Old National completed its previously announced merger of equals transaction with First Midwest pursuant to an agreement and plan of merger, dated as of May 30, 2021, to combine in an all-stock transaction. Following the merger, the new organization is operating under the Old National Bancorp and Old National Bank names, with the corporate headquarters and principal office located in Evansville, Indiana and commercial and consumer banking operations headquartered in Chicago, Illinois. Old National believes that it will be able to achieve synergies and cost savings by integrating the operations of the two companies. The combined organization has a presence in additional Midwestern markets, strong commercial banking capabilities, a robust retail footprint, a significant wealth platform, and an enhanced ability to attract talent. The combined organization also creates the scale and profitability to accelerate digital and technological capabilities to drive future investments in consumer and commercial banking, as well as wealth management services.

Pursuant to the terms of the merger agreement, each First Midwest common stockholder received 1.1336 shares of Old National common stock for each share of First Midwest common stock such stockholder owned, plus, if applicable, cash in lieu of fractional shares of Old National common stock resulting from the exchange ratio. Each outstanding share of 7.000% fixed-rate non-cumulative perpetual preferred stock, Series A, no par value, and each outstanding share of 7.000% fixed-rate non-cumulative perpetual preferred stock, Series C, no par value, of First Midwest was converted into the right to receive one share of an applicable newly created series of Old National preferred stock, no par value "Old National Series A Preferred Stock" and "Old National Series C Preferred Stock," and collectively, the "Old National Preferred Stock". In this regard, Old National issued 108,000 shares of Old National Series A Preferred Stock and 122,500 shares of Old National Series C Preferred Stock. Old National entered into two deposit agreements, each dated as of February 15, 2022, by and among Old National, Continental Stock Transfer & Trust Company, as depository, and the holders from time to time of the depositary receipts in connection with the issuance of the Old National Preferred Stock. Pursuant to the deposit agreements, Old National issued 4,320,000 depositary shares, each representing a 1/40th interest in a share of Old National Series A Preferred Stock, and 4,900,000 depositary shares, each representing a 1/40th interest in a share of Old National Series C Preferred Stock.

The assets acquired and liabilities assumed, both intangible and tangible, in the merger were recorded at their estimated fair values as of the merger date and have been accounted for under the acquisition method of accounting. Subsequent to the initial valuation, Old National increased goodwill by $1.6 million to update the provisional valuation of the fair values of assets acquired and liabilities assumed. These adjustments affected goodwill, loans, premises and equipment, operating lease right-of-use assets, other assets, and accrued expenses and other liabilities. As of December 31, 2022, Old National finalized its valuation of all assets acquired and liabilities assumed. The following table presents a summary of the assets acquired and liabilities assumed, net of the fair value adjustments and the fair value of consideration as of the merger date:

(dollars and shares in thousands)		February 15, 2022
Assets		
Cash and cash equivalents	$	1,912,629
Investment securities		3,526,278
FHLB/Federal Reserve Bank stock		106,097
Loans held for sale		13,809
Loans, net of allowance for credit losses		14,298,873
Premises and equipment		111,867
Operating lease right-of-use assets		129,698
Accrued interest receivable		53,502
Goodwill		961,722
Other intangible assets		117,584
Company-owned life insurance		301,025
Other assets		317,258
Total assets	$	21,850,342
Liabilities		
Deposits	$	17,249,404
Securities sold under agreements to repurchase		135,194
Federal Home Loan Bank advances		1,158,623
Other borrowings		274,569
Accrued expenses and other liabilities		342,369
Total liabilities	$	19,160,159
Fair value of consideration		
Preferred stock	$	243,870
Common stock (129,365 shares issued at $18.92 per share)		2,446,312
Total consideration	$	2,690,182

Goodwill related to this merger will not be deductible for tax purposes.

Other intangible assets acquired included core deposit intangibles and customer trust relationships. The estimated fair value of the core deposit intangible was $77.9 million and is being amortized over an estimated useful life of 10 years. The estimated fair value of customer trust relationships was $39.7 million and is being amortized over an estimated useful life of 13 years.

The fair value of purchased financial assets with credit deterioration was $1.4 billion on the date of the merger. The gross contractual amounts receivable relating to the purchased financial assets with credit deterioration was $1.5 billion. Old National estimates, on the date of the merger, that $89.1 million of the contractual cash flows specific to the purchased financial assets with credit deterioration will not be collected.

Transaction costs totaling $120.9 million associated with the merger have been expensed in 2022 and additional transaction and integration costs will be expensed in future periods as incurred.

As a result of the merger, Old National assumed sponsorship of First Midwest's defined benefit pension plan (the "Pension Plan") under which both plan participation and benefit accruals had been previously frozen. The Pension Plan was terminated in November 2022, which included the settlement of benefit obligations associated with the Pension Plan. At December 31, 2022, the fair value of Pension Plan assets was $16.6 million. Pension costs were not material in 2022.

Summary of Unaudited Pro-Forma Financial Information

The following table presents supplemental unaudited pro-forma financial information as if the First Midwest merger had occurred on January 1, 2021. The pro-forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been effective as of this assumed date.

	Years Ended December 31,	
(dollars in thousands)	**2022**	**2021**
Total revenues [(1)]	**$ 1,812,333**	$ 1,564,287
Income before income taxes	**749,009**	382,102

(1) Includes net interest income and total noninterest income.

Supplemental pro-forma earnings for the year ended December 31, 2022 were adjusted to exclude $120.9 million of merger-related costs, $11.0 million of provision for credit losses on unfunded loan commitments, and $96.3 million of provision for credit losses to establish an allowance for credit losses on non-PCD loans acquired in the transaction. Supplemental pro-forma earnings for the year ended December 31, 2021 were adjusted to include these costs.

Divestitures

On November 18, 2022, Old National completed its previously announced transaction with UMB, pursuant to which UMB acquired Old National’s business of acting as a qualified custodian for, and administering, health savings accounts. Old National served as custodian for health savings accounts comprised of both investment accounts and deposit accounts. At closing, the health savings accounts held in deposit accounts that were transferred totaled approximately $382 million and resulted in a $90.7 million pre-tax gain.

During the fourth quarter of 2022, Old National initiated certain property optimization actions that included the closure and consolidation of certain branches as well as other real estate repositioning across our footprint. These actions resulted in pre-tax charges of $26.8 million that are associated with valuation adjustments related to these locations and are recorded in noninterest expense.

During 2020, we consolidated 31 banking centers located throughout our footprint, reflecting an ongoing shift among our clients toward digital banking solutions. Many of the facilities consolidated were in smaller markets, several of which were added in recent years through acquisition and partnership activity. These actions resulted in pre-tax charges of $27.1 million associated with valuation adjustments related to these locations and were recorded in noninterest expense.

NOTE 3 – INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale and held-to-maturity investment securities portfolios and the corresponding amounts of gross unrealized gains, unrealized losses, and basis adjustments in AOCI and gross unrecognized gains and losses. The Company held no securities classified as held-to-maturity as of December 31, 2021.

(dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Basis Adjustments [(1)]	Fair Value
December 31, 2022					
Available-for-Sale					
U.S. Treasury	**$ 253,148**	**$ 5**	**$ (5,189)**	**$ (47,037)**	**$ 200,927**
U.S. government-sponsored entities and agencies	**1,451,736**	—	**(169,248)**	**(107,408)**	**1,175,080**
Mortgage-backed securities - Agency	**4,986,354**	**976**	**(617,428)**	—	**4,369,902**
States and political subdivisions	**688,159**	**1,789**	**(26,096)**	—	**663,852**
Pooled trust preferred securities	**13,783**	—	**(2,972)**	—	**10,811**
Other securities	**379,423**	**258**	**(26,541)**	—	**353,140**
Total available-for-sale securities	**$ 7,772,603**	**$ 3,028**	**$ (847,474)**	**$ (154,445)**	**$ 6,773,712**
Held-to-Maturity					
U.S. government-sponsored entities and agencies	**$ 819,168**	**$ —**	**$ (162,810)**	**$ —**	**$ 656,358**
Mortgage-backed securities - Agency	**1,106,817**	—	**(123,854)**	—	**982,963**
States and political subdivisions	**1,163,312**	**221**	**(159,022)**	—	**1,004,511**
Allowance for securities held-to-maturity	**(150)**	—	—	—	**(150)**
Total held-to-maturity securities	**$ 3,089,147**	**$ 221**	**$ (445,686)**	**$ —**	**$ 2,643,682**
December 31, 2021					
Available-for-Sale					
U.S. Treasury	$ 234,555	$ 1,233	$ (7,751)	$ 7,547	$ 235,584
U.S. government-sponsored entities and agencies	1,575,994	7,354	(37,014)	(3,561)	1,542,773
Mortgage-backed securities - Agency	3,737,484	27,421	(66,074)	—	3,698,831
States and political subdivisions	1,587,172	69,696	(1,882)	—	1,654,986
Pooled trust preferred securities	13,756	—	(4,260)	—	9,496
Other securities	235,072	6,578	(1,254)	—	240,396
Total available-for-sale securities	$ 7,384,033	$ 112,282	$ (118,235)	$ 3,986	$ 7,382,066

(1) Basis adjustments represent the cumulative fair value adjustments included in the carrying amounts of fixed-rate investment securities assets in fair value hedging arrangements.

During 2022, U.S government-sponsored entity and agency securities, agency mortgage-backed securities, and state and political subdivision securities with a fair value of $3.0 billion were transferred from the available-for-sale portfolio to the held-to-maturity portfolio. The $125.2 million unrealized holding loss, net of tax, at the date of transfer will continue to be reported as a separate component of shareholders' equity and is being amortized over the remaining term of the securities as an adjustment to yield. The corresponding discount on these securities will offset this adjustment to yield as it is amortized.

Proceeds from sales or calls of available-for-sale investment securities and the resulting realized gains and realized losses were as follows:

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Proceeds from sales of available-for-sale debt securities	**$ 20,032**	$ 198,886	$ 299,885
Proceeds from calls of available-for-sale debt securities	**70,808**	158,818	465,179
Total	**$ 90,840**	$ 357,704	$ 765,064
Realized gains on sales of available-for-sale debt securities	**$ 344**	$ 4,188	$ 11,172
Realized gains on calls of available-for-sale debt securities	**187**	317	121
Realized losses on sales of available-for-sale debt securities	**(377)**	(145)	(500)
Realized losses on calls of available-for-sale debt securities	**(242)**	(33)	(26)
Debt securities gains (losses), net	**$ (88)**	$ 4,327	$ 10,767

Investment securities pledged to secure public and other funds had a carrying value of $6.1 billion at December 31, 2022 and $2.7 billion at December 31, 2021.

At December 31, 2022, Old National had a concentration of investment securities issued by Indiana and its political subdivisions. The only aggregate market value of the Company's investment securities greater than 10% of shareholders' equity were issued by Indiana and its political subdivisions totaling $628.6 million, which represented 12.3% of shareholders' equity. Of the bonds issued by Indiana, 99.7% are rated "BBB+" or better, and the remaining 0.3% generally represent pre-refunded positions.

Substantially all of the mortgage-backed securities in the investment portfolio are residential mortgage-backed securities. The table below shows the amortized cost and fair value of the investment securities portfolio by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Weighted average yield is based on amortized cost.

(dollars in thousands)	At December 31, 2022		
Maturity	Amortized Cost	Fair Value	Weighted Average Yield
Available-for-Sale			
Within one year	**$ 108,432**	**$ 106,803**	**2.67 %**
One to five years	**1,821,584**	**1,697,506**	**2.83 %**
Five to ten years	**4,289,711**	**3,722,857**	**2.32 %**
Beyond ten years	**1,552,876**	**1,246,546**	**2.52 %**
Total	**$ 7,772,603**	**$ 6,773,712**	**2.48 %**
Held-to-Maturity			
One to five years	**$ 71,144**	**$ 65,481**	**3.56 %**
Five to ten years	**1,211,517**	**1,079,532**	**2.73 %**
Beyond ten years	**1,806,486**	**1,498,669**	**2.83 %**
Total	**$ 3,089,147**	**$ 2,643,682**	**2.81 %**

The following table summarizes the available-for-sale investment securities with unrealized losses for which an allowance for credit losses has not been recorded by aggregated major security type and length of time in a continuous unrealized loss position:

(dollars in thousands)	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2022						
Available-for-Sale						
U.S. Treasury	**$ 130,967**	**$ (3,264)**	**$ 66,992**	**$ (1,925)**	**$ 197,959**	**$ (5,189)**
U.S. government-sponsored entities and agencies	**454,854**	**(75,795)**	**720,226**	**(93,453)**	**1,175,080**	**(169,248)**
Mortgage-backed securities - Agency	**3,207,319**	**(358,507)**	**1,116,205**	**(258,921)**	**4,323,524**	**(617,428)**
States and political subdivisions	**414,813**	**(25,555)**	**2,703**	**(541)**	**417,516**	**(26,096)**
Pooled trust preferred securities	**—**	**—**	**10,811**	**(2,972)**	**10,811**	**(2,972)**
Other securities	**257,775**	**(17,045)**	**75,309**	**(9,496)**	**333,084**	**(26,541)**
Total available-for-sale	**$ 4,465,728**	**$ (480,166)**	**$ 1,992,246**	**$ (367,308)**	**$ 6,457,974**	**$ (847,474)**
December 31, 2021						
Available-for-Sale						
U.S. Treasury	$ 91,063	$ (7,751)	$ —	$ —	$ 91,063	$ (7,751)
U.S. government-sponsored entities and agencies	1,032,566	(21,167)	312,949	(15,847)	1,345,515	(37,014)
Mortgage-backed securities - Agency	2,415,923	(59,277)	163,685	(6,797)	2,579,608	(66,074)
States and political subdivisions	178,570	(1,849)	2,729	(33)	181,299	(1,882)
Pooled trust preferred securities	—	—	9,496	(4,260)	9,496	(4,260)
Other securities	56,976	(943)	21,133	(311)	78,109	(1,254)
Total available-for-sale	$ 3,775,098	$ (90,987)	$ 509,992	$ (27,248)	$ 4,285,090	$ (118,235)

The following table summarizes the held-to-maturity investment securities with unrecognized losses aggregated by major security type and length of time in a continuous loss position:

(dollars in thousands)	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
December 31, 2022						
Held-to-Maturity						
U.S. government-sponsored entities and agencies	**$ 354,293**	**$ (110,523)**	**$ 302,066**	**$ (52,287)**	**$ 656,359**	**$ (162,810)**
Mortgage-backed securities - Agency	**367,849**	**(42,438)**	**615,114**	**(81,416)**	**982,963**	**(123,854)**
States and political subdivisions	**838,689**	**(127,355)**	**135,573**	**(31,667)**	**974,262**	**(159,022)**
Total held-to-maturity	**$ 1,560,831**	**$ (280,316)**	**$ 1,052,753**	**$ (165,370)**	**$ 2,613,584**	**$ (445,686)**

The unrecognized losses on held-to-maturity investment securities presented in the table above do not include unrecognized losses on securities that were transferred from available-for-sale to held-for-maturity totaling $148.9 million at December 31, 2022 that are included as a separate component of shareholders' equity and are being amortized over the remaining term of the securities.

No allowance for credit losses for available-for-sale debt securities was needed at December 31, 2022 or December 31, 2021.

An allowance on held-to-maturity debt securities is maintained for certain municipal bonds to account for expected lifetime credit losses. Substantially all of the U.S. government-sponsored entities and agencies and agency mortgage-backed securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies, and have a long history of no credit losses. Therefore, for those securities, we do not record expected credit losses. The allowance for credit losses on held-to-maturity debt securities was $0.2 million at December 31, 2022.

Accrued interest receivable on securities portfolio is excluded from the estimate of credit losses and totaled $50.9 million at December 31, 2022 and $35.5 million at December 31, 2021.

At December 31, 2022, Old National's securities portfolio consisted of 3,150 securities, 2,803 of which were in an unrealized loss position. The unrealized losses attributable to our U.S. Treasury, U.S. government-sponsored entities and agencies, agency mortgage-backed securities, states and political subdivisions, and other securities are the result of fluctuations in interest rates and temporary market movements. Old National's pooled trust preferred securities are evaluated using collateral-specific assumptions to estimate the expected future interest and principal cash flows. At December 31, 2022, we had no intent to sell any securities that were in an unrealized loss position nor is it expected that we would be required to sell the securities prior to their anticipated recovery.

Old National's pooled trust preferred securities have experienced credit defaults. However, we believe that the value of the instruments lies in the full and timely interest payments that will be received through maturity, the steady amortization that will be experienced until maturity, and the full return of principal by the final maturity of the collateralized debt obligations. Old National did not recognize any losses on these securities for the years ended December 31, 2022 or December 31, 2021.

Equity Securities

Old National's equity securities with readily determinable fair values totaled $52.5 million at December 31, 2022 and $13.2 million at December 31, 2021. There were losses on equity securities of $4.9 million during 2022, gains on equity securities of $0.2 million during 2021, and gains on equity securities of $1.4 million during 2020.

Alternative Investments

Old National has alternative investments without readily determinable fair values that are included in other assets totaling $396.8 million at December 31, 2022, consisting of $240.1 million of illiquid investments of partnerships, limited liability companies, and other ownership interests that support affordable housing and $156.8 million of economic development and community revitalization initiatives in low-to-moderate income neighborhoods. These alternative investments totaled $186.0 million at December 31, 2021. There were no impairments or adjustments on equity securities without readily determinable fair values, except for amortization of tax credit investments during 2022 and 2021. There were impairments on these securities totaling $0.1 million in 2020.

NOTE 4 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans

Old National's loans consist primarily of loans made to consumers and commercial clients in many diverse industries, including real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture, among others. Most of Old National's lending activity occurs within our principal geographic markets in the Midwest region. Old National manages concentrations of credit exposure by industry, product, geography, client relationship, and loan size.

The loan categories used to monitor and analyze interest income and yields are different than the portfolio segments used to determine the allowance for credit losses on loans. The allowance for credit losses was calculated by pooling loans of similar credit risk characteristics and credit monitoring procedures. The four loan portfolios used to monitor and analyze interest income and yields – commercial, commercial real estate, residential real estate, and consumer – are reclassified into seven segments of loans – commercial, commercial real estate, BBCC, residential real estate, indirect, direct, and home equity for purposes of determining the allowance for credit losses on loans. The commercial and commercial real estate loan categories shown on the balance sheet include the same pool of loans as the commercial, commercial real estate, and BBCC portfolio segments. The consumer loan category shown on the balance sheet is comprised of the same loans in the indirect, direct, and home equity portfolio segments. The portfolio segment reclassifications follow:

(dollars in thousands)	Statement Balance	Portfolio Segment Reclassifications	After Reclassifications
December 31, 2022			
Commercial	**$ 9,508,904**	**$ (210,280)**	**$ 9,298,624**
Commercial real estate	**12,457,070**	**(158,322)**	**12,298,748**
BBCC	**N/A**	**368,602**	**368,602**
Residential real estate	**6,460,441**	**—**	**6,460,441**
Consumer	**2,697,226**	**(2,697,226)**	**N/A**
Indirect	**N/A**	**1,034,257**	**1,034,257**
Direct	**N/A**	**629,186**	**629,186**
Home equity	**N/A**	**1,033,783**	**1,033,783**
Total	**$ 31,123,641**	**$ —**	**$ 31,123,641**
December 31, 2021			
Commercial	$ 3,391,769	$ (191,557)	$ 3,200,212
Commercial real estate	6,380,674	(159,190)	6,221,484
BBCC	N/A	350,747	350,747
Residential real estate	2,255,289	—	2,255,289
Consumer	1,574,114	(1,574,114)	N/A
Indirect	N/A	873,139	873,139
Direct	N/A	140,385	140,385
Home equity	N/A	560,590	560,590
Total	$ 13,601,846	$ —	$ 13,601,846

The composition of loans by portfolio segment follows:

	December 31,	
(dollars in thousands)	2022	2021
Commercial (1) (2)	**$ 9,298,624**	$ 3,200,212
Commercial real estate	**12,298,748**	6,221,484
BBCC	**368,602**	350,747
Residential real estate	**6,460,441**	2,255,289
Indirect	**1,034,257**	873,139
Direct	**629,186**	140,385
Home equity	**1,033,783**	560,590
Total loans	**31,123,641**	13,601,846
Allowance for credit losses on loans	**(303,671)**	(107,341)
Net loans	**$ 30,819,970**	$ 13,494,505

(1) Includes direct finance leases of $188.1 million at December 31, 2022 and $25.1 million at December 31, 2021.
(2) Includes remaining PPP loans of $32.5 million at December 31, 2022 and $169.0 million December 31, 2021.

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are classified primarily on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its clients.

Commercial Real Estate

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing Old National's commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Included with commercial real estate are construction loans, which are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption and lease rates, financial analysis of the developers and property owners, and feasibility studies, if available. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders (including Old National), sales of developed property, or an interim loan commitment from Old National until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

At 227%, Old National Bank's commercial real estate loans as a percentage of its risk-based capital remained well below the regulatory guideline limit of 300% at December 31, 2022.

BBCC

BBCC loans are typically granted to small businesses with gross revenues of less than $5 million and aggregate debt of less than $1 million. Old National has established minimum debt service coverage ratios, minimum FICO scores for owners and guarantors, and the ability to show relatively stable earnings as criteria to help mitigate risk. Repayment of these loans depends on the personal income of the borrowers and the cash flows of the business. These factors can be affected by factors such as changes in economic conditions and unemployment levels.

Residential

With respect to residential loans that are secured by 1 - 4 family residences and are generally owner occupied, Old National typically establishes a maximum loan-to-value ratio and generally requires private mortgage insurance if that ratio is exceeded. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in residential property values. Portfolio risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Indirect

Indirect loans are secured by automobile collateral, generally new and used cars and trucks from auto dealers that operate within our footprint. Old National typically mitigates the risk of indirect loans by establishing minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers, conservative credit policies, and ongoing reviews of dealer relationships.

Direct

Direct loans are typically secured by collateral such as auto or real estate or are unsecured. Old National has established conservative underwriting standards such as minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers along with conservative credit policies.

Home Equity

Home equity loans are generally secured by 1 - 4 family residences that are owner occupied. Old National has established conservative underwriting standards such as minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers, along with conservative credit policies as well as monitoring of updated borrower credit scores.

Related Party Loans

In the ordinary course of business, Old National grants loans to certain executive officers, directors, and significant subsidiaries (collectively referred to as "related parties"). The aggregate amount of loans to related parties was not greater than 5% of the Company's shareholders' equity at December 31, 2022 or 2021.

Allowance for Credit Losses

Loans

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for credit losses on loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's loans held for investment portfolio. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and in our process for estimating expected credit losses. Expected credit loss inherent in non-cancelable off-balance-sheet credit exposures is accounted for as a separate liability included in other liabilities on the balance sheet. The allowance for credit losses on loans held for investment is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Old National has made a policy election to report accrued interest receivable as a separate line item on the balance sheet. Accrued interest receivable on loans is excluded from the estimate of credit losses and totaled $137.7 million at December 31, 2022 and $47.6 million at December 31, 2021.

The allowance for credit loss estimation process involves procedures to appropriately consider the unique characteristics of our loan portfolio segments. These segments are further disaggregated into loan classes based on the level at which credit risk is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

The allowance level is influenced by loan volumes, loan AQR migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

The base forecast scenario considers unemployment, gross domestic product, and the BBB ratio (BBB spread to the 10-year U.S. Treasury rate). In addition to the quantitative inputs, several qualitative factors are considered. These factors include the risk that unemployment, gross domestic product, housing product index, and the BBB ratio prove to be more severe and/or prolonged than our baseline forecast due to a variety of factors including monetary actions to control inflation, conflict in Ukraine, and global supply chain issues. Old National's activity in the allowance for credit losses on loans by portfolio segment was as follows:

(dollars in thousands)	Balance at Beginning of Period	Allowance Established for Acquired PCD Loans	Impact of Adopting ASC 326	Charge-offs	Recoveries	Provision for Loan Losses	Balance at End of Period
Year Ended December 31, 2022							
Commercial	**$ 27,232**	**$ 38,780**	**$ —**	**$ (6,885)**	**$ 4,610**	**$ 56,875**	**$ 120,612**
Commercial real estate	**64,004**	**49,419**	**—**	**(6,519)**	**1,095**	**30,245**	**138,244**
BBCC	**2,458**	**—**	**—**	**(85)**	**281**	**(223)**	**2,431**
Residential real estate	**9,347**	**136**	**—**	**(344)**	**760**	**12,017**	**21,916**
Indirect	**1,743**	**—**	**—**	**(2,525)**	**1,263**	**1,051**	**1,532**
Direct	**528**	**31**	**—**	**(10,799)**	**2,557**	**19,799**	**12,116**
Home equity	**2,029**	**723**	**—**	**(124)**	**616**	**3,576**	**6,820**
Total	**$ 107,341**	**$ 89,089**	**$ —**	**$ (27,281)**	**$ 11,182**	**$ 123,340**	**$ 303,671**
Year Ended December 31, 2021							
Commercial	$ 30,567	$ —	$ —	$ (1,228)	$ 791	$ (2,898)	$ 27,232
Commercial real estate	75,810	—	—	(264)	4,403	(15,945)	64,004
BBCC	6,120	—	—	(144)	105	(3,623)	2,458
Residential real estate	12,608	—	—	(346)	339	(3,254)	9,347
Indirect	3,580	—	—	(1,087)	1,682	(2,432)	1,743
Direct	855	—	—	(1,159)	777	55	528
Home equity	1,848	—	—	(82)	978	(715)	2,029
Total	$ 131,388	$ —	$ —	$ (4,310)	$ 9,075	$ (28,812)	$ 107,341
Year Ended December 31, 2020							
Commercial	$ 21,359	$ —	$ 7,150	$ (5,593)	$ 3,629	$ 4,022	$ 30,567
Commercial real estate	20,535	—	25,548	(4,323)	4,515	29,535	75,810
BBCC	2,279	—	3,702	(95)	140	94	6,120
Residential real estate	2,299	—	6,986	(824)	633	3,514	12,608
Indirect	5,319	—	(1,669)	(2,754)	1,922	762	3,580
Direct	1,863	—	(1,059)	(1,763)	819	995	855
Home equity	965	—	689	(201)	922	(527)	1,848
Total	$ 54,619	$ —	$ 41,347	$ (15,553)	$ 12,580	$ 38,395	$ 131,388

The allowance for credit losses on loans increased for the year ended December 31, 2022 primarily due to $89.1 million of allowance for credit losses on acquired PCD loans established through acquisition accounting adjustments on or after the merger date with First Midwest and $96.3 million of provision for credit losses to establish an allowance for credit losses on non-PCD loans acquired in the First Midwest merger.

Unfunded Loan Commitments

Old National maintains an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. Old National's activity in the allowance for credit losses on unfunded loan commitments was as follows:

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Balance at beginning of period	**$ 10,879**	$ 11,689	$ 2,656
Provision for credit losses on unfunded loan commitments acquired during the period	**11,013**	—	—
Impact of adopting ASC 326	**—**	—	4,549
Provision for unfunded loan commitments	**10,296**	(810)	4,484
Balance at end of period	**$ 32,188**	$ 10,879	$ 11,689

Credit Quality

Old National's management monitors the credit quality of its loans on an ongoing basis with the AQR for commercial loans reviewed annually or at renewal and the performance of its residential and consumer loans based upon the accrual status refreshed at least quarterly. Internally, management assigns an AQR to each non-homogeneous commercial, commercial real estate, and BBCC loan in the portfolio. The primary determinants of the AQR are the reliability of the primary source of repayment and the past, present, and projected financial condition of the borrower. The AQR will also consider current industry conditions. Major factors used in determining the AQR can vary based on the nature of the loan, but commonly include factors such as debt service coverage, internal cash flow, liquidity, leverage, operating performance, debt burden, FICO scores, occupancy, interest rate sensitivity, and expense burden. Old National uses the following definitions for risk ratings:

Criticized. Special mention loans that have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Classified – Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Classified – Nonaccrual. Loans classified as nonaccrual have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection in full, on the basis of currently existing facts, conditions, and values, in doubt.

Classified – Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as nonaccrual, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Pass rated loans are those loans that are other than criticized, classified – substandard, classified – nonaccrual, or classified – doubtful.

The following table summarizes the amortized cost of term loans by risk category of commercial, commercial real estate, and BBCC loans by loan portfolio segment, class of loan, and origination year:

	Origination Year								
(dollars in thousands)	2022	2021	2020	2019	2018	Prior	Revolving	Revolving to Term	Total
December 31, 2022									
Commercial:									
Risk Rating:									
Pass	**$2,388,618**	**$1,754,364**	**$ 796,340**	**$ 738,208**	**$ 362,986**	**$ 388,617**	**$1,988,763**	**$ 329,119**	**$ 8,747,015**
Criticized	**40,856**	**30,661**	**63,557**	**33,490**	**9,195**	**5,312**	**61,036**	**4,327**	**248,434**
Classified:									
Substandard	**37,223**	**47,522**	**16,540**	**22,925**	**4,844**	**21,204**	**67,402**	**25,143**	**242,803**
Nonaccrual	**3,627**	**1,453**	**566**	**—**	**—**	**—**	**1,634**	**6,623**	**13,903**
Doubtful	**2,821**	**17,604**	**3,720**	**8,005**	**5,968**	**8,351**	**—**	**—**	**46,469**
Total	**$2,473,145**	**$1,851,604**	**$ 880,723**	**$ 802,628**	**$ 382,993**	**$ 423,484**	**$2,118,835**	**$ 365,212**	**$ 9,298,624**
Commercial real estate:									
Risk Rating:									
Pass	**$3,066,960**	**$2,828,758**	**$1,989,000**	**$1,219,025**	**$ 675,572**	**$1,018,719**	**$ 57,818**	**$ 689,553**	**$11,545,405**
Criticized	**75,306**	**34,422**	**22,569**	**82,637**	**86,504**	**56,864**	**—**	**23,282**	**381,584**
Classified:									
Substandard	**46,231**	**16,928**	**24,319**	**78,468**	**57,824**	**21,591**	**—**	**4,108**	**249,469**
Nonaccrual	**3,151**	**9,541**	**5,014**	**—**	**2,312**	**22,155**	**—**	**3,257**	**45,430**
Doubtful	**1,934**	**38,386**	**10,011**	**4,605**	**1,523**	**20,401**	**—**	**—**	**76,860**
Total	**$3,193,582**	**$2,928,035**	**$2,050,913**	**$1,384,735**	**$ 823,735**	**$1,139,730**	**$ 57,818**	**$ 720,200**	**$12,298,748**
BBCC:									
Risk Rating:									
Pass	**$ 90,341**	**$ 64,161**	**$ 52,304**	**$ 36,868**	**$ 23,618**	**$ 11,333**	**$ 60,016**	**$ 18,881**	**$ 357,522**
Criticized	**1,504**	**525**	**368**	**692**	**353**	**—**	**1,006**	**1,603**	**6,051**
Classified:									
Substandard	**811**	**143**	**—**	**421**	**—**	**—**	**543**	**682**	**2,600**
Nonaccrual	**42**	**37**	**118**	**—**	**429**	**284**	**—**	**639**	**1,549**
Doubtful	**40**	**107**	**439**	**157**	**64**	**73**	**—**	**—**	**880**
Total	**$ 92,738**	**$ 64,973**	**$ 53,229**	**$ 38,138**	**$ 24,464**	**$ 11,690**	**$ 61,565**	**$ 21,805**	**$ 368,602**

(dollars in thousands)	Origination Year						Revolving	Revolving to Term	Total
	2021	2020	2019	2018	2017	Prior			
December 31, 2021									
Commercial:									
Risk Rating:									
Pass	$ 918,456	$ 563,869	$ 271,158	$ 98,468	$ 156,136	$ 235,639	$ 667,628	$ 130,470	$3,041,824
Criticized	9,998	7,885	6,660	—	7,809	2,658	14,601	10,076	59,687
Classified:									
Substandard	14,773	14,468	10,200	9,849	5,521	945	6,883	10,322	72,961
Nonaccrual	1,069	3,507	1,276	3,721	1,448	—	845	7,796	19,662
Doubtful	—	178	—	288	337	5,275	—	—	6,078
Total	$ 944,296	$ 589,907	$ 289,294	$ 112,326	$ 171,251	$ 244,517	$ 689,957	$ 158,664	$3,200,212
Commercial real estate:									
Risk Rating:									
Pass	$1,555,880	$1,474,271	$ 846,921	$ 481,508	$ 462,176	$ 611,680	$ 42,609	$ 451,544	$5,926,589
Criticized	27,622	24,790	39,914	—	21,614	22,157	—	34,387	170,484
Classified:									
Substandard	4,706	12,118	9,933	9,058	18,165	11,351	2,291	4,339	71,961
Nonaccrual	1,620	2,997	—	1,627	3,419	8,905	315	871	19,754
Doubtful	6,653	—	1,970	342	11,218	12,513	—	—	32,696
Total	$1,596,481	$1,514,176	$ 898,738	$ 492,535	$ 516,592	$ 666,606	$ 45,215	$ 491,141	$6,221,484
BBCC:									
Risk Rating:									
Pass	$ 81,710	$ 69,749	$ 54,580	$ 34,461	$ 25,113	$ 8,296	$ 47,571	$ 18,778	$ 340,258
Criticized	1,320	1,170	841	160	—	—	670	1,578	5,739
Classified:									
Substandard	284	24	79	7	187	465	103	239	1,388
Nonaccrual	—	88	—	—	66	162	—	1,136	1,452
Doubtful	—	25	284	1,391	—	210	—	—	1,910
Total	$ 83,314	$ 71,056	$ 55,784	$ 36,019	$ 25,366	$ 9,133	$ 48,344	$ 21,731	$ 350,747

For residential real estate and consumer loan classes, Old National evaluates credit quality based on the aging status of the loan and by payment activity. The performing or nonperforming status is updated on an on-going basis dependent upon improvement and deterioration in credit quality. The following table presents the amortized cost of term residential real estate and consumer loans based on payment activity and origination year:

	Origination Year								
(dollars in thousands)	2022	2021	2020	2019	2018	Prior	Revolving	Revolving to Term	Total
December 31, 2022									
Residential real estate:									
Performing	**$1,327,168**	**$1,945,792**	**$1,825,762**	**$ 478,529**	**$ 136,260**	**$ 712,175**	**$ 7**	**$ 88**	**$6,425,781**
Nonperforming	**59**	**529**	**861**	**873**	**1,826**	**30,512**	**—**	**—**	**34,660**
Total	**$1,327,227**	**$1,946,321**	**$1,826,623**	**$ 479,402**	**$ 138,086**	**$ 742,687**	**$ 7**	**$ 88**	**$6,460,441**
Indirect:									
Performing	**$ 504,410**	**$ 249,407**	**$ 144,265**	**$ 82,304**	**$ 31,484**	**$ 19,095**	**$ —**	**$ 62**	**$1,031,027**
Nonperforming	**348**	**1,074**	**645**	**531**	**304**	**328**	**—**	**—**	**3,230**
Total	**$ 504,758**	**$ 250,481**	**$ 144,910**	**$ 82,835**	**$ 31,788**	**$ 19,423**	**$ —**	**$ 62**	**$1,034,257**
Direct:									
Performing	**$ 132,934**	**$ 164,126**	**$ 77,406**	**$ 57,919**	**$ 45,299**	**$ 59,212**	**$ 87,622**	**$ 671**	**$ 625,189**
Nonperforming	**115**	**851**	**614**	**205**	**327**	**1,526**	**5**	**354**	**3,997**
Total	**$ 133,049**	**$ 164,977**	**$ 78,020**	**$ 58,124**	**$ 45,626**	**$ 60,738**	**$ 87,627**	**$ 1,025**	**$ 629,186**
Home equity:									
Performing	**$ 919**	**$ 896**	**$ 1,849**	**$ 1,497**	**$ 983**	**$ 11,646**	**$ 990,001**	**$ 14,792**	**$1,022,583**
Nonperforming	**166**	**160**	**166**	**446**	**794**	**4,308**	**1,698**	**3,462**	**11,200**
Total	**$ 1,085**	**$ 1,056**	**$ 2,015**	**$ 1,943**	**$ 1,777**	**$ 15,954**	**$ 991,699**	**$ 18,254**	**$1,033,783**

	Origination Year								
	2021	2020	2019	2018	2017	Prior	Revolving	Revolving to Term	Total
December 31, 2021									
Residential real estate:									
Performing	$ 625,582	$ 632,705	$ 272,600	$ 72,766	$ 103,866	$ 529,293	$ 12	$ 105	$2,236,929
Nonperforming	96	165	166	350	855	16,728	—	—	18,360
Total	$ 625,678	$ 632,870	$ 272,766	$ 73,116	$ 104,721	$ 546,021	$ 12	$ 105	$2,255,289
Indirect:									
Performing	$ 361,485	$ 231,156	$ 146,978	$ 68,513	$ 41,598	$ 20,819	$ —	$ 9	$ 870,558
Nonperforming	262	524	614	510	430	241	—	—	2,581
Total	$ 361,747	$ 231,680	$ 147,592	$ 69,023	$ 42,028	$ 21,060	$ —	$ 9	$ 873,139
Direct:									
Performing	$ 34,058	$ 16,135	$ 14,396	$ 14,579	$ 7,432	$ 15,831	$ 36,812	$ 192	$ 139,435
Nonperforming	13	53	130	133	35	536	42	8	950
Total	$ 34,071	$ 16,188	$ 14,526	$ 14,712	$ 7,467	$ 16,367	$ 36,854	$ 200	$ 140,385
Home equity:									
Performing	$ —	$ —	$ 633	$ 349	$ 535	$ —	$ 539,057	$ 16,768	$ 557,342
Nonperforming	—	—	16	9	41	1	258	2,923	3,248
Total	$ —	$ —	$ 649	$ 358	$ 576	$ 1	$ 539,315	$ 19,691	$ 560,590

FORM 10-K

Nonaccrual and Past Due Loans

Old National does not record interest on nonaccrual loans until principal is recovered. For all loan classes, a loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collectability of principal or interest. Interest accrued but not received is reversed against earnings. Cash interest received on these loans is applied to the principal balance until the principal is recovered or until the loan returns to accrual status. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current, remain current for a prescribed period, and future payments are reasonably assured.

The following table presents the aging of the amortized cost basis in past due loans by class of loans:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Past Due 90 Days or More	Total Past Due	Current	Total Loans
December 31, 2022						
Commercial	**$ 14,147**	**$ 4,801**	**$ 11,080**	**$ 30,028**	**$ 9,268,596**	**$ 9,298,624**
Commercial real estate	**47,240**	**1,312**	**32,892**	**81,444**	**12,217,304**	**12,298,748**
BBCC	**730**	**365**	**603**	**1,698**	**366,904**	**368,602**
Residential	**24,181**	**5,033**	**11,753**	**40,967**	**6,419,474**	**6,460,441**
Indirect	**6,302**	**2,118**	**958**	**9,378**	**1,024,879**	**1,034,257**
Direct	**5,404**	**2,118**	**1,928**	**9,450**	**619,736**	**629,186**
Home equity	**6,585**	**1,966**	**4,707**	**13,258**	**1,020,525**	**1,033,783**
Total	**$ 104,589**	**$ 17,713**	**$ 63,921**	**$ 186,223**	**$ 30,937,418**	**$ 31,123,641**
December 31, 2021						
Commercial	$ 2,723	$ 617	$ 1,603	$ 4,943	$ 3,195,269	$ 3,200,212
Commercial real estate	1,402	280	7,042	8,724	6,212,760	6,221,484
BBCC	747	162	109	1,018	349,729	350,747
Residential	8,273	2,364	4,554	15,191	2,240,098	2,255,289
Indirect	3,888	867	554	5,309	867,830	873,139
Direct	687	159	162	1,008	139,377	140,385
Home equity	693	199	777	1,669	558,921	560,590
Total	$ 18,413	$ 4,648	$ 14,801	$ 37,862	$ 13,563,984	$ 13,601,846

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due 90 days or more and still accruing by class of loan:

	December 31, 2022			December 31, 2021		
(dollars in thousands)	Nonaccrual Amortized Cost	Nonaccrual With No Related Allowance	Past Due 90 Days or More and Accruing	Nonaccrual Amortized Cost	Nonaccrual With No Related Allowance	Past Due 90 Days or More and Accruing
Commercial	**$ 60,372**	**$ 7,873**	**$ 152**	$ 25,740	$ 9,574	$ —
Commercial real estate	**122,290**	**33,445**	—	52,450	25,139	—
BBCC	**2,429**	—	—	3,362	—	—
Residential	**34,660**	—	**1,808**	18,360	—	—
Indirect	**3,230**	—	**28**	2,581	—	4
Direct	**3,997**	—	**133**	950	—	3
Home equity	**11,200**	—	**529**	3,248	—	—
Total	**$ 238,178**	**$ 41,318**	**$ 2,650**	$ 106,691	$ 34,713	$ 7

Interest income recognized on nonaccrual loans was insignificant during the years ended December 31, 2022 and 2021.

When management determines that foreclosure is probable, expected credit losses for collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. A loan is considered collateral dependent when the borrower is experiencing financial difficulty and the loan is expected to be repaid substantially through the operation or sale of the collateral. The class of loan represents the primary collateral type associated with the loan. Significant quarter-over-quarter changes are reflective of changes in nonaccrual status and not necessarily associated with credit quality indicators like appraisal value. The following table presents the amortized cost basis of collateral dependent loans by class of loan:

	Type of Collateral				
(dollars in thousands)	Real Estate	Blanket Lien	Investment Securities/Cash	Auto	Other
December 31, 2022					
Commercial	**$ 8,962**	**$ 42,754**	**$ 2,690**	**$ 1,611**	**$ 980**
Commercial Real Estate	**108,871**	**—**	**1,718**	**—**	**6,411**
BBCC	**1,939**	**478**	**—**	**12**	**—**
Residential	**34,660**	**—**	**—**	**—**	**—**
Indirect	**—**	**—**	**—**	**3,230**	**—**
Direct	**2,991**	**13**	**—**	**232**	**23**
Home equity	**11,200**	**—**	**—**	**—**	**—**
Total	**$ 168,623**	**$ 43,245**	**$ 4,408**	**$ 5,085**	**$ 7,414**
December 31, 2021					
Commercial	$ 8,100	$ 13,816	$ 3,394	$ 80	$ 302
Commercial Real Estate	38,657	—	961	—	6,653
BBCC	1,895	1,331	43	93	—
Residential	18,360	—	—	—	—
Indirect	—	—	—	2,581	—
Direct	724	—	1	152	20
Home equity	3,248	—	—	—	—
Total	$ 70,984	$ 15,147	$ 4,399	$ 2,906	$ 6,975

Loan Participations

Old National has loan participations, which qualify as participating interests, with other financial institutions. At December 31, 2022, these loans totaled $2.3 billion, of which $1.1 billion had been sold to other financial institutions and $1.2 billion was retained by Old National. The loan participations convey proportionate ownership rights with equal priority to each participating interest holder; involve no recourse (other than ordinary representations and warranties) to, or subordination by, any participating interest holder; all cash flows are divided among the participating interest holders in proportion to each holder's share of ownership; and no holder has the right to pledge the entire financial asset unless all participating interest holders agree.

Troubled Debt Restructurings

Old National may choose to restructure the contractual terms of certain loans. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit Old National by increasing the ultimate probability of collection.

Any loans that are modified are reviewed by Old National to identify if a TDR has occurred, which is when for economic or legal reasons related to a borrower's financial difficulties, Old National Bank grants a concession to the borrower that it would not otherwise consider. Terms may be modified to fit the ability of the borrower to repay in line with its current financial status. The modification of the terms of such loans includes one or a combination of the following: a reduction of the stated interest rate of the loan, an extension of the maturity date at a stated rate of interest lower than the current market rate of new debt with similar risk, or a permanent reduction of the recorded investment of the loan.

Loans modified in a TDR are typically placed on nonaccrual status until we determine the future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate a period of performance according to the restructured terms for six months.

If we are unable to resolve a nonperforming loan issue, the credit will be charged off when it is apparent there will be a loss. For large commercial type loans, each relationship is individually analyzed for evidence of apparent loss based on quantitative benchmarks or subjectively based upon certain events or particular circumstances. For residential and consumer loans, a charge off is recorded at the time foreclosure is initiated or when the loan becomes 120 to 180 days past due, whichever is earlier.

For commercial TDRs, an allocation is established within the allowance for credit losses on loans for the difference between the carrying value of the loan and its computed value. To determine the computed value of the loan, one of the following methods is selected: (1) the present value of expected cash flows discounted at the loan's original effective interest rate, (2) the loan's observable market price, or (3) the fair value of the collateral, if the loan is collateral dependent. The allocation is established as the difference between the carrying value of the loan and the collectable value. If there are significant changes in the amount or timing of the loan's expected future cash flows, the allowance allocation is recalculated and adjusted accordingly.

When a residential or consumer loan is identified as a TDR, the loan is typically written down to its collateral value less selling costs.

The following table presents activity in TDRs:

(dollars in thousands)	Beginning Balance	(Charge-offs)/ Recoveries	(Payments)/ Disbursements	Additions	Ending Balance
Year Ended December 31, 2022					
Commercial	**$ 7,456**	**$ —**	**$ (6,880)**	**$ 5,194**	**$ 5,770**
Commercial real estate	**17,158**	**4**	**(10,908)**	**21,982**	**28,236**
BBCC	**87**	**3**	**(16)**	**—**	**74**
Residential	**2,435**	**—**	**(169)**	**—**	**2,266**
Indirect	**—**	**1**	**(1)**	**—**	**—**
Direct	**2,704**	**—**	**(58)**	**194**	**2,840**
Home equity	**199**	**1**	**(84)**	**—**	**116**
Total	**$ 30,039**	**$ 9**	**$ (18,116)**	**$ 27,370**	**$ 39,302**
Year Ended December 31, 2021					
Commercial	$ 11,090	$ —	$ (4,535)	$ 901	$ 7,456
Commercial real estate	17,606	24	(2,166)	1,694	17,158
BBCC	112	8	(33)	—	87
Residential	2,824	(4)	(385)	—	2,435
Indirect	—	3	(3)	—	—
Direct	739	2	(101)	2,064	2,704
Home equity	282	3	(86)	—	199
Total	$ 32,653	$ 36	$ (7,309)	$ 4,659	$ 30,039
Year Ended December 31, 2020					
Commercial	$ 12,412	$ 633	$ (4,557)	$ 2,602	$ 11,090
Commercial real estate	14,277	4,801	(8,502)	7,030	17,606
BBCC	578	(19)	(447)	—	112
Residential	3,107	—	(283)	—	2,824
Indirect	—	9	(9)	—	—
Direct	983	23	(267)	—	739
Home equity	381	3	(102)	—	282
Total	$ 31,738	$ 5,450	$ (14,167)	$ 9,632	$ 32,653

TDRs included within nonaccrual loans totaled $24.0 million at December 31, 2022 and $11.7 million at December 31, 2021. Old National has established specific allowances for credit losses for clients whose loan terms have been modified as TDRs totaling $4.5 million at December 31, 2022 and $0.7 million at December 31, 2021. Old National had not committed to lend any additional funds to clients with outstanding loans that were classified as TDRs at December 31, 2022 or December 31, 2021.

The pre-modification and post-modification outstanding recorded investments of loans modified as TDRs during the years ended December 31, 2022, 2021, and 2020 are the same except for when the loan modifications involve the forgiveness of principal. The following table presents loans modified as TDRs that occurred during the years ended December 31, 2022, 2021, and 2020:

(dollars in thousands)		**Total**
Year Ended December 31, 2022		
TDR:		
Number of loans		**8**
Pre-modification outstanding recorded investment	**$**	**27,370**
Post-modification outstanding recorded investment		**27,370**
Year Ended December 31, 2021		
TDR:		
Number of loans		3
Pre-modification outstanding recorded investment	$	4,659
Post-modification outstanding recorded investment		4,659
Year Ended December 31, 2020		
TDR:		
Number of loans		4
Pre-modification outstanding recorded investment	$	9,632
Post-modification outstanding recorded investment		9,632

The TDRs that occurred during 2022 increased the allowance for credit losses on loans by $3.8 million and resulted in nominal charge-offs during 2022. The TDRs that occurred during 2021 decreased the allowance for credit losses on loans by $0.9 million and resulted in no charge-offs during 2021. The TDRs that occurred during 2020 increased the allowance for loan losses by $0.3 million and resulted in no charge-offs during 2020.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

TDRs for which there was a payment default within twelve months following the modification during the year were insignificant in 2022, 2021, and 2020.

The terms of certain other loans were modified during 2022 and 2021 that did not meet the definition of a TDR. It is our process to review all classified and criticized loans that, during the period, have been renewed, have entered into a forbearance agreement, have gone from principal and interest to interest only, or have extended the maturity date. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on its debt in the foreseeable future without the modification. The evaluation is performed under our internal underwriting policy. We also evaluate whether a concession has been granted or if we were adequately compensated through a market interest rate, additional collateral, or a bona fide guarantee. We also consider whether the modification was insignificant relative to the other terms of the agreement or the delay in a payment.

In general, once a modified loan is considered a TDR, the loan will always be considered a TDR until it is paid in full, otherwise settled, sold, or charged off. However, guidance also permits for loans to be removed from TDR status when subsequently restructured under these circumstances: (1) at the time of the subsequent restructuring, the borrower is not experiencing financial difficulties, and this is documented by a current credit evaluation at the time of the restructuring, (2) under the terms of the subsequent restructuring agreement, the institution has granted no concession to the borrower; and (3) the subsequent restructuring agreement includes market terms that are no less favorable than those that would be offered for a comparable new loan. For loans subsequently restructured that have cumulative principal forgiveness, the loan should continue to be measured in accordance with ASC 310-10, *Receivables – Overall*. However, consistent with ASC 310-40-50-2, *Troubled Debt Restructurings by Creditors, Creditor Disclosure of Troubled Debt Restructurings*, the loan would not be required to be reported in the years following the restructuring if the subsequent restructuring meets both of these criteria: (1) has an interest rate at the time of the subsequent restructuring that is not less than a market interest rate; and (2) is performing in compliance with its modified terms after the subsequent restructuring.

Purchased Credit Deteriorated Loans

Old National has purchased loans, for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of those loans is as follows:

(dollars in thousands)	First Midwest [(1)]
Purchase price of loans at acquisition	**$ 1,390,273**
Allowance for credit losses at acquisition	**89,089**
Non-credit discount/(premium) at acquisition	**9,003**
Par value of acquired loans at acquisition	**$ 1,488,365**

(1) Old National merged with First Midwest effective February 15, 2022.

NOTE 5 – PREMISES AND EQUIPMENT

The composition of premises and equipment was as follows:

	December 31,	
(dollars in thousands)	**2022**	**2021**
Land	**$ 91,568**	$ 71,014
Buildings	**419,596**	394,400
Furniture, fixtures, and equipment	**154,719**	118,124
Leasehold improvements	**69,412**	46,330
Total	**735,295**	629,868
Accumulated depreciation	**(177,988)**	(153,682)
Premises and equipment, net	**$ 557,307**	$ 476,186

During 2022, Old National recorded $111.9 million of premises and equipment associated with the merger with First Midwest. See Note 2 to the consolidated financial statements for additional detail regarding this transaction.

Depreciation expense was $36.4 million in 2022, $27.3 million in 2021, and $28.9 million in 2020.

Finance Leases

Old National leases certain banking center buildings and equipment under finance leases that are included in premises and equipment. See Notes 6 and 13 to the consolidated financial statements for detail regarding these leases.

NOTE 6 – LEASES

Old National determines if an arrangement is or contains a lease at contract inception. Operating leases are included in operating lease right-of-use assets and operating lease liabilities in our consolidated balance sheets. Finance leases are included in premises and equipment and other borrowings in our consolidated balance sheets.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, we use the implicit lease rate when readily determinable. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date. The incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment.

Old National has operating and finance leases for land, office space, banking centers, and equipment. These leases are generally for periods of 5 to 20 years with various renewal options. We include certain renewal options in the measurement of our right-of-use assets and lease liabilities if they are reasonably certain to be exercised. Variable lease payments that are dependent on an index or a rate are initially measured using the index or rate at the commencement date and are included in the measurement of the lease liability. Variable lease payments that are not dependent on an index or a rate are excluded from the measurement of the lease liability and are recognized in profit and loss when incurred. Variable lease payments are defined as payments made for the right to use an asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time.

Old National has lease agreements with lease and non-lease components, which are generally accounted for separately. For real estate leases, non-lease components and other non-components, such as common area maintenance charges, real estate taxes, and insurance are not included in the measurement of the lease liability since they are generally able to be segregated. For certain equipment leases, Old National accounts for the lease and non-lease components as a single lease component using the practical expedient available for that class of assets.

Old National does not have any material sub-lease agreements.

The components of lease expense were as follows:

(dollars in thousands)	Affected Line Item in the Statement of Income	Years Ended December 31, 2022	2021	2020
Operating lease cost	Occupancy/Equipment expense	**$ 29,368**	$ 12,336	$ 23,548
Finance lease cost:				
Amortization of right-of-use assets	Occupancy expense	**2,672**	2,356	1,044
Interest on lease liabilities	Interest expense	**415**	431	364
Sub-lease income	Occupancy expense	**(448)**	(438)	(512)
Total		**$ 32,007**	$ 14,685	$ 24,444

Supplemental balance sheet information related to leases was as follows:

(dollars in thousands)	December 31, 2022	2021
Operating Leases		
Operating lease right-of-use assets	**$ 189,714**	$ 69,560
Operating lease liabilities	**211,964**	76,236
Finance Leases		
Premises and equipment, net	**10,799**	16,451
Other borrowings	**13,469**	17,233
Weighted-Average Remaining Lease Term (in Years)		
Operating leases	**9.1**	10.4
Finance leases	**7.2**	7.6
Weighted-Average Discount Rate		
Operating leases	**2.88 %**	3.34 %
Finance leases	**3.30 %**	3.02 %

Supplemental cash flow information related to leases was as follows:

(dollars in thousands)	Years Ended December 31, 2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	**$ 30,340**	$ 13,823	$ 15,906
Operating cash flows from finance leases	**415**	431	364
Financing cash flows from finance leases	**2,475**	2,057	819

The following table presents a maturity analysis of the Company's lease liability by lease classification at December 31, 2022:

(dollars in thousands)	Operating Leases	Finance Leases
2023	$ 30,951	$ 2,600
2024	29,939	2,643
2025	28,635	2,645
2026	27,639	1,400
2027	26,604	1,381
Thereafter	98,539	4,525
Total undiscounted lease payments	242,307	15,194
Amounts representing interest	(30,343)	(1,725)
Lease liability	$ 211,964	$ 13,469

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the changes in the carrying amount of goodwill:

	Years Ended December 31,		
(dollars in thousands)	**2022**	2021	2020
Balance at beginning of period	**$ 1,036,994**	$ 1,036,994	$ 1,036,994
Acquisitions and adjustments	**961,722**	—	—
Balance at end of period	**$ 1,998,716**	$ 1,036,994	$ 1,036,994

During 2022, Old National recorded $961.7 million of goodwill associated with the First Midwest merger. See Note 2 to the consolidated financial statements for additional detail regarding this transaction.

Old National performed the required annual goodwill impairment test as of August 31, 2022 and there was no impairment. No events or circumstances since the August 31, 2022 annual impairment test were noted that would indicate it was more likely than not a goodwill impairment exists.

The gross carrying amounts and accumulated amortization of other intangible assets were as follows:

(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization and Impairment	Net Carrying Amount
December 31, 2022			
Core deposit	**$ 170,642**	**$ (80,951)**	**$ 89,691**
Customer trust relationships	**56,243**	**(19,529)**	**36,714**
Total intangible assets	**$ 226,885**	**$ (100,480)**	**$ 126,405**
December 31, 2021			
Core deposit	$ 92,754	$ (60,036)	$ 32,718
Customer trust relationships	16,547	(14,587)	1,960
Total intangible assets	$ 109,301	$ (74,623)	$ 34,678

Other intangible assets consist of core deposit intangibles and customer relationship intangibles and are being amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of 5 to 15 years. During 2022, Old National recorded $77.9 million of core deposit intangibles and $39.7 million of customer trust relationships intangible associated with the First Midwest merger.

Old National reviews other intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. No impairment charges were recorded in 2022, 2021, or

2020. Total amortization expense associated with intangible assets was $25.9 million in 2022, $11.3 million in 2021, and $14.1 million in 2020.

Estimated amortization expense for future years is as follows:

(dollars in thousands)		
2023	$	24,214
2024		21,298
2025		18,417
2026		15,614
2027		12,926
Thereafter		33,936
Total	$	126,405

NOTE 8 – LOAN SERVICING RIGHTS

Loan servicing rights are included in other assets on the balance sheet. At December 31, 2022, loan servicing rights derived from mortgage loans sold with servicing retained totaled $37.3 million, compared to $30.0 million at December 31, 2021. Loans serviced for others are not reported as assets. The principal balance of mortgage loans serviced for others was $4.3 billion at December 31, 2022, compared to $3.7 billion at December 31, 2021. Custodial escrow balances maintained in connection with serviced loans were $27.0 million at December 31, 2022 and $18.2 million at December 31, 2021.

The following table summarizes the carrying values and activity related to loan servicing rights and the related valuation allowance:

	Years Ended December 31,		
(dollars in thousands)	**2022**	**2021**	**2020**
Balance at beginning of period	**$ 30,085**	$ 28,124	$ 25,399
Additions [1]	**13,080**	11,759	12,810
Amortization	**(5,898)**	(9,798)	(10,085)
Balance before valuation allowance at end of period	**37,267**	30,085	28,124
Valuation allowance:			
Balance at beginning of period	**(46)**	(1,407)	(31)
(Additions)/recoveries	**46**	1,361	(1,376)
Balance at end of period	**—**	(46)	(1,407)
Loan servicing rights, net	**$ 37,267**	$ 30,039	$ 26,717

(1) Additions in 2022 include loan servicing rights of $7.7 million acquired in the First Midwest merger on February 15, 2022.

At December 31, 2022, the fair value of servicing rights was $48.4 million, which was determined using a discount rate of 9% and a conditional prepayment rate of 9%. At December 31, 2021, the fair value of servicing rights was $33.8 million, which was determined using a discount rate of 9% and a conditional prepayment rate of 10%.

NOTE 9 – QUALIFIED AFFORDABLE HOUSING PROJECTS AND OTHER TAX CREDIT INVESTMENTS

Old National is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. These investments are included in other assets on the balance sheet, with any unfunded commitments included with other liabilities. As of December 31, 2022, Old National expects to recover its remaining investments through the use of the tax credits that are generated by the investments.

The following table summarizes Old National's investments in qualified affordable housing projects and other tax credit investments:

(dollars in thousands)		December 31, 2022		December 31, 2021	
Investment	**Accounting Method**	**Investment**	**Unfunded Commitment (1)**	**Investment**	**Unfunded Commitment**
LIHTC	Proportional amortization	**$ 84,428**	**$ 55,754**	$ 68,989	$ 41,355
FHTC	Equity	**19,316**	**9,588**	21,241	15,252
NMTC	Consolidation	**51,912**	**—**	18,727	—
Renewable Energy	Equity	**1,099**	**—**	1,985	—
Total		**$ 156,755**	**$ 65,342**	$ 110,942	$ 56,607

(1) All commitments will be paid by Old National by December 31, 2027.

The following table summarizes the amortization expense and tax benefit recognized for Old National's qualified affordable housing projects and other tax credit investments:

(dollars in thousands)	Amortization Expense [(1)]	Tax Expense (Benefit) Recognized [(2)]
Year Ended December 31, 2022		
LIHTC	**$ 4,974**	**$ (6,613)**
FHTC	**1,925**	**(2,227)**
NMTC	**8,197**	**(10,225)**
Renewable Energy	**839**	**—**
Total	**$ 15,935**	**$ (19,065)**
Year Ended December 31, 2021		
LIHTC	$ 3,450	$ (4,543)
FHTC	2,557	(2,884)
NMTC	2,887	(3,625)
Renewable Energy	1,326	(562)
Total	$ 10,220	$ (11,614)
Year Ended December 31, 2020		
LIHTC	$ 3,105	$ (4,071)
FHTC	13,237	(15,582)
NMTC	900	(1,100)
Renewable Energy	4,651	(4,122)
Total	$ 21,893	$ (24,875)

(1) The amortization expense for the LIHTC investments is included in our income tax expense. The amortization expense for the FHTC, NMTC, and Renewable Energy tax credits is included in noninterest expense.
(2) All of the tax benefits recognized are included in our income tax expense. The tax benefit recognized for the FHTC, NMTC, and Renewable Energy investments primarily reflects the tax credits generated from the investments and excludes the net tax expense (benefit) and deferred tax liability of the investments' income (loss).

NOTE 10 – DEPOSITS

At December 31, 2022, the scheduled maturities of total time deposits were as follows:

(dollars in thousands)		
Due in 2023	$	2,099,157
Due in 2024		684,377
Due in 2025		118,776
Due in 2026		64,207
Due in 2027		41,794
Thereafter		5,469
Total	$	3,013,780

The aggregate amount of time deposits in denominations that met or exceeded the FDIC insurance limit of $250,000 totaled $793.4 million at December 31, 2022 and $252.8 million at December 31, 2021.

NOTE 11 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured borrowings. Old National pledges investment securities to secure these borrowings. The following table presents securities sold under agreements to repurchase and related weighted-average interest rates for each of the years ended December 31:

(dollars in thousands)		**2022**		2021
Outstanding at year-end	**$**	**432,804**	$	392,275
Average amount outstanding		**440,619**		392,777
Maximum amount outstanding at any month-end		**509,275**		405,278
Weighted-average interest rate:				
During year		**0.19 %**		0.10 %
End of year		**1.31**		0.10

The following table presents the contractual maturity of our secured borrowings and class of collateral pledged:

	At December 31, 2022				
	Remaining Contractual Maturity of the Agreements				
(dollars in thousands)	**Overnight and Continuous**	**Up to 30 Days**	**30-90 Days**	**Greater Than 90 days**	**Total**
Repurchase Agreements:					
U.S. Treasury and agency securities	**$ 432,804**	**$ —**	**$ —**	**$ —**	**$ 432,804**
Total	**$ 432,804**	**$ —**	**$ —**	**$ —**	**$ 432,804**

The fair value of securities pledged to secure repurchase agreements may decline. Old National has pledged securities valued at 110% of the gross outstanding balance of repurchase agreements at December 31, 2022 to manage this risk.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

The following table summarizes Old National Bank's FHLB advances:

	December 31,			
(dollars in thousands)		**2022**		**2021**
FHLB advances (fixed rates 0.00% to 4.96% and variable rates 3.90% to 4.17%) maturing January 2023 to September 2042	**$**	**3,850,677**	$	1,902,655
Fair value hedge basis adjustments and unamortized prepayment fees		**(21,659)**		(16,636)
Total other borrowings	**$**	**3,829,018**	$	1,886,019

FORM 10-K

FHLB advances had weighted-average rates of 3.15% at December 31, 2022 and 1.30% at December 31, 2021. Certain FHLB advances are collateralized with residential real estate loans at 140%.

At December 31, 2022, total unamortized prepayment fees related to all debt modifications completed in prior years totaled $20.2 million, compared to $26.2 million at December 31, 2021.

Contractual maturities of FHLB advances at December 31, 2022 were as follows:

(dollars in thousands)		
Due in 2023	$	950,149
Due in 2024		25,243
Due in 2025		550,285
Due in 2026		100,000
Thereafter		2,225,000
Fair value hedge basis adjustments and unamortized prepayment fees		(21,659)
Total	$	3,829,018

NOTE 13 – OTHER BORROWINGS

The following table summarizes Old National's other borrowings:

	December 31,			
(dollars in thousands)		**2022**		**2021**
Old National Bancorp:				
Senior unsecured notes (fixed rate 4.125%) maturing August 2024	**$**	**175,000**	$	175,000
Unamortized debt issuance costs related to senior unsecured notes		**(247)**		(403)
Subordinated debentures (fixed rate 5.875%) maturing September 2026		**150,000**		—
Junior subordinated debentures (variable rates of 5.68% to 7.99%) maturing July 2031 to September 2037		**136,643**		42,000
Other basis adjustments		**23,363**		(3,044)
Old National Bank:				
Finance lease liabilities		**13,469**		17,233
Subordinated debentures (variable rate 8.77%) maturing October 2025		**12,000**		12,000
Leveraged loans for NMTC (fixed rates of 1.00% to 1.43%) maturing December 2046 to June 2060		**143,187**		51,045
Other [(1)]		**89,588**		2,839
Total other borrowings	**$**	**743,003**	$	296,670

(1) Includes overnight borrowings to collateralize certain derivative positions totaling $88.0 million at December 31, 2022.

Contractual maturities of other borrowings at December 31, 2022 were as follows:

(dollars in thousands)		
Due in 2023	$	90,276
Due in 2024		177,335
Due in 2025		14,389
Due in 2026		151,188
Due in 2027		1,209
Thereafter		283,934
Unamortized debt issuance costs and other basis adjustments		24,672
Total	$	743,003

Senior Notes

In August 2014, Old National issued $175.0 million of senior unsecured notes with a 4.125% interest rate. These notes pay interest on February 15 and August 15. The notes mature on August 15, 2024.

Junior Subordinated Debentures

Junior subordinated debentures related to trust preferred securities are classified in "other borrowings." Junior subordinated debentures qualify as Tier 2 capital for regulatory purposes, subject to certain limitations.

Through various mergers and acquisitions, Old National assumed junior subordinated debenture obligations related to various trusts that issued trust preferred securities. Old National guarantees the payment of distributions on the trust preferred securities issued by the trusts. Proceeds from the issuance of each of these securities were used to purchase junior subordinated debentures with the same financial terms as the securities issued by the trusts.

Old National, at any time, may redeem the junior subordinated debentures at par and, thereby cause a redemption of the trust preferred securities in whole or in part.

The following table summarizes the terms of our outstanding junior subordinated debentures as of December 31, 2022:

(dollars in thousands) Name of Trust	Issuance Date	Issuance Amount	Rate	Rate at December 31, 2022	Maturity Date
Bridgeview Statutory Trust I	July 2001	$ 15,464	3-month LIBOR plus 3.58%	7.99 %	July 31, 2031
Bridgeview Capital Trust II	December 2002	15,464	3-month LIBOR plus 3.35%	7.43 %	January 7, 2033
First Midwest Capital Trust I	November 2003	37,825	6.95% fixed	6.95 %	December 1, 2033
St. Joseph Capital Trust II	March 2005	5,155	3-month LIBOR plus 1.75%	6.49 %	March 17, 2035
Northern States Statutory Trust I	September 2005	10,310	3-month LIBOR plus 1.80%	6.57 %	September 15, 2035
Anchor Capital Trust III	August 2005	5,000	3-month LIBOR plus 1.55%	6.30 %	September 30, 2035
Great Lakes Statutory Trust II	December 2005	6,186	3-month LIBOR plus 1.40%	6.17 %	December 15, 2035
Home Federal Statutory Trust I	September 2006	15,464	3-month LIBOR plus 1.65%	6.42 %	September 15, 2036
Monroe Bancorp Capital Trust I	July 2006	3,093	3-month LIBOR plus 1.60%	5.68 %	October 7, 2036
Tower Capital Trust 3	December 2006	9,279	3-month LIBOR plus 1.69%	6.45 %	March 1, 2037
Monroe Bancorp Statutory Trust II	March 2007	5,155	3-month LIBOR plus 1.60%	6.37 %	June 15, 2037
Great Lakes Statutory Trust III	June 2007	8,248	3-month LIBOR plus 1.70%	6.47 %	September 15, 2037
Total		$ 136,643			

Subordinated Debentures

On November 1, 2017, Old National assumed $12.0 million of subordinated fixed-to-floating notes related to the acquisition of Anchor Bancorp, Inc. (MN). The subordinated debentures had a 5.75% fixed rate of interest through October 29, 2020. From October 30, 2020 to the October 30, 2025 maturity date, the debentures have a floating rate of interest equal to the three-month LIBOR rate plus 4.356%.

On February 15, 2022, Old National assumed $150.0 million of subordinated fixed rate notes related to the First Midwest merger. The subordinated debentures have a 5.875% fixed rate of interest through the September 29, 2026 maturity date.

Leveraged Loans

The leveraged loans are directly related to the NMTC structure. As part of the transaction structure, Old National has the right to sell its interest in the entity that received the leveraged loans at an agreed upon price to the leveraged lender at the end of the NMTC seven-year compliance period. See Note 9 to the consolidated financial statements for additional information on the Company's NMTC investments.

Finance Lease Liabilities

Old National has long-term finance lease liabilities for certain banking centers and equipment totaling $13.5 million at December 31, 2022. See Note 6 to the consolidated financial statements for a maturity analysis of the Company's finance lease liabilities.

NOTE 14 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes within each classification of AOCI, net of tax:

(dollars in thousands)	Unrealized Gains and Losses on Available-for-Sale Debt Securities	Unrealized Gains and Losses on Held-to-Maturity Securities	Gains and Losses on Cash Flow Hedges	Defined Benefit Pension Plans	Total
Year Ended December 31, 2022					
Balance at beginning of period	**$ (2,950)**	**$ —**	**$ 543**	**$ 32**	**$ (2,375)**
Other comprehensive income (loss) before reclassifications	**(639,463)**	**(125,229)**	**(34,043)**	**—**	**(798,735)**
Amounts reclassified from AOCI to income [(1)]	**67**	**12,565**	**1,951**	**105**	**14,688**
Balance at end of period	**$ (642,346)**	**$ (112,664)**	**$ (31,549)**	**$ 137**	**$ (786,422)**
Year Ended December 31, 2021					
Balance at beginning of period	$ 145,335	$ —	$ 2,584	$ (148)	$ 147,771
Other comprehensive income (loss) before reclassifications	(144,948)	—	1,433	—	(143,515)
Amounts reclassified from AOCI to income [(1)]	(3,337)	—	(3,474)	180	(6,631)
Balance at end of period	$ (2,950)	$ —	$ 543	$ 32	$ (2,375)
Year Ended December 31, 2020					
Balance at beginning of period	$ 56,131	$ —	$ 240	$ (164)	$ 56,207
Other comprehensive income (loss) before reclassifications	97,596	—	6,230	—	103,826
Amounts reclassified from AOCI to income [(1)]	(8,392)	—	(3,886)	16	(12,262)
Balance at end of period	$ 145,335	$ —	$ 2,584	$ (148)	$ 147,771

(1) See table below for details about reclassifications to income.

The following table summarizes the significant amounts reclassified out of each component of AOCI:

(dollars in thousands)	Years Ended December 31, 2022	2021	2020	
Details about AOCI Components	**Amount Reclassified from AOCI**			**Affected Line Item in the Statement of Income**
Unrealized gains and losses on available-for-sale debt securities	**$ (88)**	$ 4,327	$ 10,767	Debt securities gains (losses), net
	21	(990)	(2,375)	Income tax (expense) benefit
	$ (67)	$ 3,337	$ 8,392	Net income
Unrealized gains and losses on held-to-maturity securities	**$ (16,612)**	$ —	$ —	Interest income (expense)
	4,047	—	—	Income tax (expense) benefit
	$ (12,565)	$ —	$ —	Net income
Gains and losses on cash flow hedges Interest rate contracts	**$ (2,587)**	$ 4,605	$ 5,153	Interest income (expense)
	636	(1,131)	(1,267)	Income tax (expense) benefit
	$ (1,951)	$ 3,474	$ 3,886	Net income
Amortization of defined benefit pension items				
Actuarial gains (losses)	**$ (139)**	$ (239)	$ (21)	Salaries and employee benefits
	34	59	5	Income tax (expense) benefit
	$ (105)	$ (180)	$ (16)	Net income
Total reclassifications for the period	**$ (14,688)**	$ 6,631	$ 12,262	Net income

NOTE 15 – INCOME TAXES

Following is a summary of the major items comprising the differences in taxes from continuing operations computed at the federal statutory rate and as recorded in the consolidated statement of income:

	Years Ended December 31,		
(dollars in thousands)	**2022**	2021	2020
Provision at statutory rate of 21%	**$ 114,394**	$ 71,161	$ 53,667
Tax-exempt income:			
Tax-exempt interest	**(14,588)**	(11,066)	(10,776)
Section 291/265 interest disallowance	**363**	114	189
Company-owned life insurance income	**(2,891)**	(2,138)	(2,290)
Tax-exempt income	**(17,116)**	(13,090)	(12,877)
State income taxes	**20,837**	9,308	4,840
Tax credit investments - federal	**(9,140)**	(5,212)	(15,159)
Officer compensation limitation	**5,903**	564	598
Other, net	**1,568**	(1,407)	(1,922)
Income tax expense	**$ 116,446**	$ 61,324	$ 29,147
Effective tax rate	**21.4 %**	18.1 %	11.4 %

The higher effective tax rate in 2022 when compared to 2021 reflected the increase in pre-tax book income and higher post-merger estimated state effective tax rates. An increase in non-deductible officer compensation also contributed to the higher tax rate, the majority of which was merger related.

The higher effective tax rate in 2021 when compared to 2020 was primarily the result of an increase in pre-tax book income and lower tax credits.

The provision for income taxes consisted of the following components:

	Years Ended December 31,		
(dollars in thousands)	**2022**	2021	2020
Current expense:			
Federal	**$ 106,918**	$ 31,943	$ 19,223
State	**32,898**	8,461	6,498
Deferred expense:			
Federal	**(16,216)**	17,514	3,188
State	**(7,154)**	3,406	238
Deferred income tax expense	**(23,370)**	20,920	3,426
Income tax expense	**$ 116,446**	$ 61,324	$ 29,147

FORM 10-K

Net Deferred Tax Assets

Net deferred tax assets are included in other assets on the balance sheet. Significant components of net deferred tax assets (liabilities) were as follows:

	December 31,	
(dollars in thousands)	**2022**	**2021**
Deferred Tax Assets		
Allowance for credit losses on loans, net of recapture	**$ 85,619**	$ 28,843
Benefit plan accruals	**38,038**	18,348
Net operating loss carryforwards	**25,135**	14,823
Acquired loans	**40,723**	8,039
Operating lease liabilities	**58,288**	22,961
Unrealized losses on available-for-sale investment securities	**202,101**	3,003
Unrealized losses on held-to-maturity investment securities	**36,197**	—
Unrealized losses on hedges	**10,277**	—
Purchase accounting	**20,063**	—
Other, net	**4,962**	3,430
Total deferred tax assets	**521,403**	99,447
Deferred Tax Liabilities		
Deferred loan origination fees	**(3,566)**	—
Purchase accounting	**—**	(18,524)
Loan servicing rights	**(9,636)**	(7,379)
Premises and equipment	**(14,844)**	(16,972)
Prepaid expenses	**(2,774)**	(796)
Operating lease right-of-use assets	**(51,845)**	(21,129)
Unrealized gains on hedges	**—**	(177)
Other, net	**(2,983)**	(1,564)
Total deferred tax liabilities	**(85,648)**	(66,541)
Net deferred tax assets	**$ 435,755**	$ 32,906

The increase in net deferred tax assets was driven by $238.3 million of deferred tax assets related to the market value adjustments of certain investments and $133.9 million related to the merger with First Midwest.

The Company's retained earnings at December 31, 2022 included an appropriation for acquired thrifts' tax bad debt allowances totaling $58.6 million for which no provision for federal or state income taxes has been made. If, in the future, this portion of retained earnings were distributed as a result of the liquidation of the Company or its subsidiaries, federal and state income taxes would be imposed at the then applicable rates.

No valuation allowance was recorded at December 31, 2022 or 2021 because, based on current expectations, Old National believes it will generate sufficient income in future years to realize deferred tax assets. Old National has federal net operating loss carryforwards totaling $81.5 million at December 31, 2022 and $36.7 million at December 31, 2021. This federal net operating loss was acquired from the acquisition of Anchor BanCorp Wisconsin Inc. in 2016 and First Midwest in 2022. If not used, the federal net operating loss carryforwards will begin expiring in 2030 and later. Old National has recorded state net operating loss carryforwards totaling $124.4 million at December 31, 2022 and $116.1 million at December 31, 2021. If not used, the state net operating loss carryforwards will expire from 2027 to 2036.

The federal and recorded state net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code section 382. Old National believes that all of the federal and recorded state net operating loss carryforwards will be used prior to expiration.

Unrecognized Tax Benefits

Old National has unrecognized tax benefits at December 31, 2022 due to the merger with First Midwest. The following table presents the changes in the carrying amount of unrecognized tax benefits:

	Years Ended December 31,		
(dollars in thousands)	**2022**	2021	2020
Balance at beginning of period	**$ —**	$ —	$ —
Additions for acquired uncertain tax positions	**14,897**	—	—
Reductions for tax positions relating to prior years	**(2,751)**	—	—
Reductions due to statute of limitations expiring	**(1,139)**	—	—
Balance at end of period	**$ 11,007**	$ —	$ —

If recognized, approximately $8.8 million of unrecognized tax benefits, net of interest, would favorably affect the effective income tax rate in future periods. Old National expects the $8.8 million of unrecognized tax benefits to be reduced to $7.9 million in the next twelve months.

It is our policy to recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income tax accounts. Interest and penalties recorded and accrued in 2022 were immaterial.

Old National reversed $3.9 million in 2022 related to uncertain tax positions accounted for under FASB ASC 740-10 (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes). The income tax reversal related to the 2018 statute of limitations expiring in the third quarter of 2022 totaled $1.1 million. The income tax reversal related to reductions for tax positions in prior years totaled $2.8 million.

Old National and its subsidiaries file a consolidated U.S. federal income tax return, as well as filing various state returns. The 2019 through 2022 tax years are open and subject to examination.

NOTE 16 – SHARE-BASED COMPENSATION AND OTHER EMPLOYEE BENEFIT PLANS

Our Amended and Restated 2008 Incentive Compensation Plan (the "ICP"), which was shareholder-approved, permits the grant of share-based awards to its employees. An amendment to increase the number of shares authorized for issuance under the ICP by 9.0 million was approved by our Board of Directors and then by our shareholders on May 18, 2022. At December 31, 2022, 9.1 million shares were available for issuance. The granting of awards to key employees is typically in the form of restricted stock awards or units. We believe that such awards better align the interests of our employees with those of our shareholders. Total compensation cost that has been charged against income for the ICP was $28.7 million in 2022, $7.5 million in 2021, and $7.7 million in 2020. The total income tax benefit was $7.1 million in 2022, $1.8 million in 2021, and $1.9 million in 2020.

Restricted Stock Awards

Restricted stock awards require certain service requirements and shares generally vest, depending on the award terms, annually over a three-year period, cliff vest in three years from the grant date, or vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. Compensation expense is recognized on a straight-line basis over the vesting period. Shares are subject to certain restrictions and risk of forfeiture by the participants.

A summary of changes in our nonvested shares for the year follows:

(shares in thousands)	Shares	Weighted Average Grant-Date Fair Value
Year Ended December 31, 2022		
Unvested balance at beginning of period	**554**	**$16.16**
Granted during the year [(1)]	**1,916**	**18.12**
Vested during the year	**(453)**	**17.29**
Forfeited during the year	**(148)**	**17.88**
Unvested balance at end of period	**1,869**	**$17.76**

(1) In connection with the First Midwest merger, each restricted stock award of First Midwest common stock that was outstanding, unvested, and unsettled at the merger date was assumed and converted into a number of Old National restricted stock relating to a number of shares of Old National common stock equal to the number of First Midwest restricted stock multiplied by the exchange ratio (rounded up to the nearest whole number) subject to the same vesting terms and conditions, resulting in an issuance of an aggregate 0.9 million restricted stock awards of Old National common stock.

As of December 31, 2022, there was $16.1 million of total unrecognized compensation cost related to unvested restricted stock awards. The cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of the shares vested was $7.9 million in 2022, $4.3 million in 2021, and $2.9 million in 2020.

Performance-Based Restricted Stock Units

Restricted stock units require certain performance requirements and shares vest at the end of a 24 or 36 month period based on the achievement of certain targets. If targets are achieved prior to the end of the 24 month performance period, vesting can be accelerated. Compensation expense is recognized on a straight-line basis over the performance period of the award. For certain awards, the level of performance could increase or decrease the number of shares earned. Shares are subject to certain restrictions and risk of forfeiture by the participants.

A summary of changes in our unvested shares for the year follows:

(shares in thousands)	Shares	Weighted Average Grant-Date Fair Value
Year Ended December 31, 2022		
Unvested balance at beginning of period	**886**	**$14.80**
Granted during the year [(1)]	**1,935**	**17.66**
Vested during the year	**(720)**	**15.41**
Forfeited during the year	**(73)**	**16.73**
Dividend equivalents adjustment	**53**	**16.82**
Unvested balance at end of period	**2,081**	**$17.23**

(1) In connection with the First Midwest merger, each performance-based restricted stock unit award of First Midwest that was outstanding, unvested, and unsettled at the merger date was assumed and converted into a time-based restricted stock unit award of Old National common stock subject to the same vesting terms and conditions (other than performance conditions), resulting in an issuance of an aggregate 0.7 million restricted stock units of Old National common stock. The performance components of the First Midwest equity awards were deemed earned at target.

As of December 31, 2022, there was $13.9 million of total unrecognized compensation cost related to unvested restricted stock units. The cost is expected to be recognized over a weighted-average period of 1.3 years.

Stock Options and Appreciation Rights

Option awards are generally granted with an exercise price equal to the market price of our Common Stock at the date of grant; these option awards have vesting periods ranging from 3 to 5 years and have 10-year contractual terms.

Old National has not granted stock options since 2009. However, Old National did acquire stock options and stock appreciation rights through its prior acquisitions. Old National recorded no incremental expense associated with the conversion of these options and stock appreciation rights.

As of December 31, 2022, all options were fully vested and all compensation costs had been expensed. At December 31, 2022, the outstanding shares consisted of stock appreciation rights acquired through prior acquisitions.

A summary of the activity in stock appreciation rights in 2022 follows:

(shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in thousands)
Year Ended December 31, 2022				
Outstanding at beginning of period	**28**	**$4.30**		
Exercised	**(22)**	**3.95**		
Outstanding at end of period	**6**	**$5.67**	**0.18**	**$71.2**
Options exercisable at end of year	**6**	**$5.67**	**0.18**	**$71.2**

Information related to stock option and appreciation rights follows:

	Year Ended December 31,		
(dollars in thousands)	2022	2021	2020
Intrinsic value of options/appreciation rights exercised	**$ 331**	$ 171	$ 213
Tax benefit realized from options/appreciation rights exercises	**132**	68	85

Non-employee Director Stock Compensation

Compensation paid to Old National's non-employee directors includes a stock component. Compensation shares are earned annually. Any shares awarded to directors are anticipated to be issued from the ICP. In 2022, 19 thousand shares were issued to directors, compared to 25 thousand shares in 2021, and 28 thousand shares in 2020.

Employee Stock Ownership Plan

The Employee Stock Ownership and Savings Plan (the "401(k) Plan") permits employees to participate the first month following one month of service. Old National matches 100% of employee compensation deferral contributions of the first 5% of compensation. In addition to matching contributions, Old National may make discretionary contributions to the 401(k) Plan in the form of Old National stock or cash. There were no designated discretionary profit sharing contributions in 2022, 2021, or 2020. All contributions vest immediately and plan participants may elect to redirect funds among any of the investment options provided under the 401(k) Plan. The number of Old National shares in the 401(k) Plan were 1.2 million at December 31, 2022 and 0.5 million at December 31, 2021. All shares owned through the 401(k) Plan are included in the calculation of weighted-average shares outstanding for purposes of calculating diluted and basic earnings per share. Contribution expense under the 401(k) Plan was $17.9 million in 2022, $9.8 million in 2021, and $9.5 million in 2020.

NOTE 17 – SHAREHOLDERS' EQUITY

Stock Purchase and Dividend Reinvestment Plan

Old National has a stock purchase and dividend reinvestment plan under which common shares issued may be either repurchased shares or authorized and previously unissued shares. A new plan became effective on August 12, 2021, with total authorized and unissued common shares reserved for issuance of 3.3 million. At December 31, 2022, 3.3 million authorized and unissued common shares were available for issuance under the plan.

Employee Stock Purchase Plan

Old National has an employee stock purchase plan under which eligible employees can purchase common shares at a price not less than 95% of the fair market value of the common shares on the purchase date. The amount of common shares purchased cannot exceed 10% of the employee's compensation. In 2022, 52,000 shares were issued related to this plan with proceeds of approximately $809,000. In 2021, 35,000 shares were issued related to this plan with proceeds of approximately $583,000.

Share Repurchase Plan

In the first quarter of 2022, the Board of Directors approved a stock repurchase program that authorized the Company to repurchase up to $200 million of the Company's outstanding shares of Common Stock, as conditions warrant, through January 31, 2023. During 2022 and through January 31, 2023, 3.5 million common shares were repurchased under the plan, which reduced equity by $63.8 million.

Net Income per Common Share

Basic and diluted net income per common share are calculated using the two-class method. Net income applicable to common shares is divided by the weighted-average number of common shares outstanding during the period. Adjustments to the weighted-average number of common shares outstanding are made only when such adjustments will dilute net income per common share. Net income applicable to common shares is then divided by the weighted-average number of common shares and common share equivalents during the period.

The following table presents the calculation of basic and diluted net income per common share:

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2022	2021	2020
Net income	**$ 428,287**	$ 277,538	$ 226,409
Preferred dividends	**(14,118)**	—	—
Net income applicable to common shares	**$ 414,169**	$ 277,538	$ 226,409
Weighted average common shares outstanding:			
Weighted average common shares outstanding (basic)	**275,179**	165,178	165,509
Effect of dilutive securities:			
Restricted stock	**1,502**	729	632
Stock appreciation rights	**7**	22	36
Weighted average diluted shares outstanding	**276,688**	165,929	166,177
Basic Net Income Per Common Share	**$ 1.51**	$ 1.68	$ 1.37
Diluted Net Income Per Common Share	**$ 1.50**	$ 1.67	$ 1.36

NOTE 18 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

- Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Old National used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment securities and equity securities: The fair values for investment securities and equity securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using swap and LIBOR curves plus spreads that adjust for loss severities, volatility, credit risk, and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Residential loans held for sale: The fair value of loans held for sale is determined using quoted prices for a similar asset, adjusted for specific attributes of that loan (Level 2).

Derivative financial instruments: The fair values of derivative financial instruments are based on derivative valuation models using market data inputs as of the valuation date (Level 2).

Recurring Basis

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which we have elected the fair value option, are summarized below:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2022 Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Equity securities	**$ 52,507**	**$ 52,507**	**$ —**	**$ —**
Investment securities available-for-sale:				
U.S. Treasury	**200,927**	**200,927**	**—**	**—**
U.S. government-sponsored entities and agencies	**1,175,080**	**—**	**1,175,080**	**—**
Mortgage-backed securities - Agency	**4,369,902**	**—**	**4,369,902**	**—**
States and political subdivisions	**663,852**	**—**	**663,852**	**—**
Pooled trust preferred securities	**10,811**	**—**	**10,811**	**—**
Other securities	**353,140**	**—**	**353,140**	**—**
Residential loans held for sale	**11,926**	**—**	**11,926**	**—**
Derivative assets	**169,001**	**—**	**169,001**	**—**
Financial Liabilities				
Derivative liabilities	**380,704**	**—**	**380,704**	**—**

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2021 Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Equity securities	$ 13,211	$ 13,211	$ —	$ —
Investment securities available-for-sale:				
U.S. Treasury	235,584	235,584	—	—
U.S. government-sponsored entities and agencies	1,542,773	—	1,542,773	—
Mortgage-backed securities - Agency	3,698,831	—	3,698,831	—
States and political subdivisions	1,654,986	—	1,654,986	—
Pooled trust preferred securities	9,496	—	—	9,496
Other securities	240,396	—	240,396	—
Residential loans held for sale	35,458	—	35,458	—
Derivative assets	74,226	—	74,226	—
Financial Liabilities				
Derivative liabilities	41,872	—	41,872	—

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(dollars in thousands)	Pooled Trust Preferred Securities	States and Political Subdivisions
Year Ended December 31, 2022		
Balance at beginning of period	**$ 9,496**	**$ —**
Accretion (amortization) of discount or premium	**12**	**—**
Increase (decrease) in fair value of securities	**1,593**	**—**
Transfers out of Level 3	**(11,101)**	**—**
Balance at end of period	**$ —**	**$ —**
Year Ended December 31, 2021		
Balance at beginning of period	$ 7,913	$ —
Accretion (amortization) of discount or premium	20	—
Sales/payments received	(27)	—
Increase (decrease) in fair value of securities	1,590	—
Balance at end of period	$ 9,496	$ —
Year Ended December 31, 2020		
Balance at beginning of period	$ 8,222	$ 40
Accretion (amortization) of discount or premium	15	—
Sales/payments received	(64)	(40)
Increase (decrease) in fair value of securities	(260)	—
Balance at end of period	$ 7,913	$ —

The accretion of discounts or amortization of premiums on securities in the table above is included in interest income. The increase or decrease in the fair value of securities in the table above is included in the unrealized holding gains (losses) for the period in the statement of other comprehensive income (loss). An increase in fair value is reflected in the balance sheet as an increase in the fair value of investment securities available-for-sale, an increase in AOCI, which is included in shareholders' equity, and a decrease in other assets related to the tax impact. A decrease in fair value is reflected in the balance sheet as a decrease in the fair value of investment securities available-for-sale, a decrease in AOCI, which is included in shareholders' equity, and an increase in other assets related to the tax impact. During 2022, Old National's pooled trust preferred securities with a fair value of $11.1 million were transferred out of Level 3 and into Level 2 because of available observable market data for these investments.

The table below provides quantitative information about significant unobservable inputs used in fair value measurements within Level 3 of the fair value hierarchy:

(dollars in thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average) [4]
December 31, 2021				
Pooled trust preferred securities	$ 9,496	Discounted cash flow	Constant prepayment rate [1]	0.0%
			Additional asset defaults [2]	5.7% - 8.5% (6.5%)
			Expected asset recoveries [3]	0.0% - 46.0% (14.1%)

(1) Assuming no prepayments.
(2) Each currently performing pool asset is assigned a default probability based on the banking environment, which is adjusted for specific issuer evaluation, of 0%, 50%, or 100%.
(3) Each currently defaulted pool asset is assigned a recovery probability based on specific issuer evaluation of 0%, 25%, or 100%.
(4) Unobservable inputs are weighted by the estimated number of defaults and current performing collateral of the instruments.

Significant changes in any of the unobservable inputs used in the fair value measurement in isolation would have resulted in a significant change to the fair value measurement. The pooled trust preferred securities Old National owns are subordinate note classes that rely on an ongoing cash flow stream to support their values. The senior note classes receive the benefit of prepayments to the detriment of subordinate note classes since the ongoing interest cash flow stream is reduced by the early redemption. Generally, a change in prepayment rates or additional pool asset defaults would have an impact that is directionally opposite from a change in the expected recovery of a defaulted pool asset.

Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2022 Using		
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral Dependent Loans:				
Commercial loans	$ 22,562	$ —	$ —	$ 22,562
Commercial real estate loans	48,026	—	—	48,026

Commercial and commercial real estate loans that are deemed collateral dependent are valued using the discounted cash flows. The liquidation amounts are based on the fair value of the underlying collateral using the most recently available appraisals with certain adjustments made based on the type of property, age of appraisal, current status of the property, and other related factors to estimate the current value of the collateral. These commercial and commercial real estate loans had a principal amount of $92.0 million, with a valuation allowance of $21.5 million at December 31, 2022. Old National recorded provision expense associated with commercial and commercial real estate loans that were deemed collateral dependent totaling $20.3 million in 2022.

Other real estate owned and other repossessed property is measured at fair value less costs to sell on a non-recurring basis. Old National did not have any other real estate owned or repossessed property measured at fair value on a non-recurring basis at December 31, 2022. There were write-downs of other real estate owned of $0.6 million in 2022.

Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount. If the carrying amount of an individual tranche exceeds fair value, impairment is recorded on that tranche so that the servicing asset is carried at fair value. Fair value is determined at a tranche level, based on market prices for comparable mortgage servicing contracts when available, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes a discount rate, weighted average prepayment speed, and other economic factors that market participants would use in estimating future net servicing income and that can be validated against available market data (Level 2). There was no valuation allowance for loan servicing rights with impairments at December 31, 2022. Old National recorded recoveries associated with these loan servicing rights totaling $46 thousand in 2022.

Assets measured at fair value on a non-recurring basis at December 31, 2021 are summarized below:

		Fair Value Measurements at December 31, 2021 Using		
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral Dependent Loans:				
Commercial loans	$ 2,364	$ —	$ —	$ 2,364
Commercial real estate loans	16,308	—	—	16,308
Loan servicing rights	140	—	140	—

At December 31, 2021, commercial and commercial real estate loans that were deemed collateral dependent had a principal amount of $21.0 million, with a valuation allowance of $2.1 million. Old National recorded provision recapture associated with these loans totaling $0.1 million in 2021.

The valuation allowance for loan servicing rights with impairments at December 31, 2021 totaled $46 thousand. Old National recorded recoveries associated with these loan servicing rights totaling $1.4 million in 2021.

The table below provides quantitative information about significant unobservable inputs used in fair value measurements within Level 3 of the fair value hierarchy:

(dollars in thousands)		Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)[1]
December 31, 2022					
Collateral Dependent Loans					
Commercial loans	**$**	**22,562**	Discounted cash flow	Discount for type of property, age of appraisal, and current status	10% - 47% (28%)
Commercial real estate loans		**48,026**	Discounted cash flow	Discount for type of property, age of appraisal, and current status	1% -26% (11%)
December 31, 2021					
Collateral Dependent Loans					
Commercial loans	$	2,364	Discounted cash flow	Discount for type of property, age of appraisal, and current status	14% - 15% (14%)
Commercial real estate loans		16,308	Discounted cash flow	Discount for type of property, age of appraisal, and current status	6% - 10% (8%)

(1) Unobservable inputs were weighted by the relative fair value of the instruments.

Fair Value Option

Old National may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

Residential Loans Held For Sale

Old National has elected the fair value option for residential loans held for sale. For these loans, interest income is recorded in the consolidated statements of income based on the contractual amount of interest income earned on the financial assets (except any that are on nonaccrual status). None of these loans are 90 days or more past due, nor are any on nonaccrual status. Included in the income statement is interest income for loans held for sale totaling $1.8 million in 2022, $1.5 million in 2021, and $2.0 million in 2020.

Newly originated conforming fixed-rate and adjustable-rate first mortgage loans are intended for sale and are hedged with derivative instruments. Old National has elected the fair value option to mitigate accounting mismatches in cases where hedge accounting is complex and to achieve operational simplification. The fair value option was not elected for loans held for investment.

The difference between the aggregate fair value and the aggregate remaining principal balance for loans for which the fair value option has been elected was as follows:

(dollars in thousands)	Aggregate Fair Value	Difference	Contractual Principal
December 31, 2022			
Residential loans held for sale	**$ 11,926**	**$ 221**	**$ 11,705**
December 31, 2021			
Residential loans held for sale	$ 35,458	$ 1,342	$ 34,116

Accrued interest at period end is included in the fair value of the instruments.

FORM 10-K

The following table presents the amount of gains and losses from fair value changes included in income before income taxes for financial assets carried at fair value:

(dollars in thousands)	Other Gains and (Losses)	Interest Income	Interest (Expense)	Total Changes in Fair Values Included in Current Period Earnings
Year Ended December 31, 2022				
Residential loans held for sale	**$ (1,127)**	**$ 10**	**$ (4)**	**$ (1,121)**
Year Ended December 31, 2021				
Residential loans held for sale	$ (2,139)	$ 2	$ (6)	$ (2,143)

Financial Instruments Not Carried at Fair Value

The carrying amounts and estimated fair values of financial instruments not carried at fair value were as follows:

		Fair Value Measurements at December 31, 2022 Using		
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Cash, due from banks, money market, and other interest-earning investments	**$ 728,412**	**$ 728,412**	**$ —**	**$ —**
Investment securities held-to-maturity:				
U.S. government-sponsored entities and agencies	**819,168**	**—**	**656,358**	**—**
Mortgage-backed securities - Agency	**1,106,817**	**—**	**982,963**	**—**
State and political subdivisions	**1,163,162**	**—**	**1,004,361**	**—**
Loans, net:				
Commercial	**9,386,862**	**—**	**—**	**9,066,583**
Commercial real estate	**12,317,825**	**—**	**—**	**11,867,851**
Residential real estate	**6,438,525**	**—**	**—**	**5,372,491**
Consumer credit	**2,676,758**	**—**	**—**	**2,557,115**
Accrued interest receivable	**190,521**	**758**	**52,081**	**137,682**
Financial Liabilities				
Deposits:				
Noninterest-bearing demand deposits	**$ 11,930,798**	**$ 11,930,798**	**$ —**	**$ —**
Checking, NOW, savings, and money market interest-bearing deposits	**20,056,252**	**20,056,252**	**—**	**—**
Time deposits	**3,013,780**	**—**	**2,976,389**	**—**
Federal funds purchased and interbank borrowings	**581,489**	**581,489**	**—**	**—**
Securities sold under agreements to repurchase	**432,804**	**432,804**	**—**	**—**
FHLB advances	**3,829,018**	**—**	**3,739,780**	**—**
Other borrowings	**743,003**	**—**	**703,156**	**—**
Accrued interest payable	**19,547**	**—**	**19,547**	**—**
Standby letters of credit	**755**	**—**	**—**	**755**
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	**$ —**	**$ —**	**$ —**	**$ 3,666**

FORM 10-K

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2021 Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Cash, due from banks, money market, and other interest-earning investments	$ 822,019	$ 822,019	$ —	$ —
Loans, net:				
Commercial	3,363,175	—	—	3,335,009
Commercial real estate	6,315,574	—	—	6,211,854
Residential real estate	2,245,942	—	—	2,216,900
Consumer credit	1,569,814	—	—	1,582,600
Accrued interest receivable	84,109	688	35,790	47,631
Financial Liabilities				
Deposits:				
Noninterest-bearing demand deposits	$ 6,303,106	$ 6,303,106	$ —	$ —
Checking, NOW, savings, and money market interest-bearing deposits	11,305,676	11,305,676	—	—
Time deposits	960,413	—	968,658	—
Federal funds purchased and interbank borrowings	276	276	—	—
Securities sold under agreements to repurchase	392,275	392,275	—	—
FHLB advances	1,886,019	—	1,935,140	—
Other borrowings	296,670	—	311,532	—
Accrued interest payable	5,496	—	5,496	—
Standby letters of credit	454	—	—	454
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	$ —	$ —	$ —	$ 4,678

The methods utilized to measure the fair value of financial instruments at December 31, 2022 and 2021 represent an approximation of exit price, however, an actual exit price may differ.

NOTE 19 – DERIVATIVE FINANCIAL INSTRUMENTS

As part of our overall interest rate risk management, Old National uses derivative instruments, including interest rate swaps, collars, caps, and floors. The notional amount does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual agreements. Derivative instruments are recognized on the balance sheet at their fair value and are not reported on a net basis.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. Old National's exposure is limited to the termination value of the contracts rather than the notional, principal, or contract amounts. There are provisions in our agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, we minimize credit risk through credit approvals, limits, and monitoring procedures.

Derivatives Designated as Hedges

Subsequent changes in fair value for a hedging instrument that has been designated and qualifies as part of a hedging relationship are accounted for in the following manner:

Cash flow hedges: changes in fair value are recognized as a component in other comprehensive income (loss).
Fair value hedges: changes in fair value are recognized concurrently in earnings.

As long as a hedging instrument is designated and the results of the effectiveness testing support that the instrument qualifies for hedge accounting treatment, 100% of the periodic changes in fair value of the hedging instrument are accounted for as outlined above. This is the case whether or not economic mismatches exist in the hedging relationship. As a result, there is no periodic measurement or recognition of ineffectiveness. Rather, the full impact of hedge gains and losses is recognized in the period in which the hedged transactions impact earnings.

The change in fair value of the hedging instrument that is included in the assessment of hedge effectiveness is presented in the same income statement line item that is used to present the earnings effect of the hedged item.

Cash Flow Hedges

Interest rate swaps of certain borrowings were designated as cash flow hedges totaling $150.0 million notional amount at both December 31, 2022 and December 31, 2021. Interest rate collars and floors related to variable-rate commercial loan pools were designated as cash flow hedges totaling $1.9 billion notional amount at December 31, 2022 and $600.0 million notional amount at December 31, 2021. The hedges were determined to be effective during all periods presented and we expect them to remain effective during the remaining terms.

Old National has designated its interest rate collars as cash flow hedges. The structure of these instruments is such that Old National pays the counterparty an incremental amount if the collar index exceeds the cap rate. Conversely, Old National receives an incremental amount if the index falls below the floor rate. No payments are required if the collar index falls between the cap and floor rates.

Old National has designated its interest rate floor transactions as cash flow hedges. The structure of these instruments is such that Old National receives an incremental amount if the index falls below the floor strike rate. No payments are required if the index remains above the floor strike rate.

Fair Value Hedges

Interest rate swaps of certain borrowings were designated as fair value hedges totaling $300.0 million notional amount at December 31, 2022 and $377.5 million notional amount at December 31, 2021. Interest rate swaps of certain available-for-sale investment securities were designated as fair value hedges totaling $910.0 million notional amount at both December 31, 2022 and December 31, 2021. The hedges were determined to be effective during all periods presented and we expect them to remain effective during the remaining terms.

The following table summarizes Old National's derivatives designated as hedges:

	December 31, 2022			December 31, 2021		
		Fair Value			Fair Value	
(dollars in thousands)	**Notional**	**Assets [1]**	**Liabilities [2]**	**Notional**	**Assets [1]**	**Liabilities [2]**
Cash flow hedges:						
Interest rate collars and floors on loan pools	**$ 1,900,000**	**$ 11,764**	**$ 47,859**	$ 600,000	$ 459	$ 2,173
Interest rate swaps on borrowings [3]	**150,000**	—	—	150,000	4,316	—
Fair value hedges:						
Interest rate swaps on investment securities [3]	**909,957**	—	—	909,957	10,961	14,643
Interest rate swaps on borrowings [3]	**300,000**	—	—	377,500	2,475	96
Total		**$ 11,764**	**$ 47,859**		$ 18,211	$ 16,912

(1) Derivative assets are included in other assets on the balance sheet.
(2) Derivative liabilities are included in other liabilities on the balance sheet.
(3) The fair values of certain counterparty interest rate swaps are zero due to the settlement of centrally cleared variation margin rules.

FORM 10-K

The effect of derivative instruments in fair value hedging relationships on the consolidated statements of income were as follows:

(dollars in thousands) Derivatives in Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in Income on Derivative	Gain (Loss) Recognized in Income on Derivative	Hedged Items in Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in in Income on Related Hedged Item	Gain (Loss) Recognized in Income on Related Hedged Items
Year Ended December 31, 2022					
Interest rate contracts	Interest income/(expense)	**$ (6,245)**	Fixed-rate debt	Interest income/(expense)	**$ 6,585**
Interest rate contracts	Interest income/(expense)	**157,741**	Fixed-rate investment securities	Interest income/(expense)	**(158,431)**
Total		**$ 151,496**			**$ (151,846)**
Year Ended December 31, 2021					
Interest rate contracts	Interest income/(expense)	$ (6,413)	Fixed-rate debt	Interest income/(expense)	$ 6,296
Interest rate contracts	Interest income/(expense)	(4,656)	Fixed-rate investment securities	Interest income/(expense)	4,954
Total		$ (11,069)			$ 11,250
Year Ended December 31, 2020					
Interest rate contracts	Interest income/(expense)	$ 7,238	Fixed-rate debt	Interest income/(expense)	$ (7,283)
Interest rate contracts	Interest income/(expense)	973	Fixed-rate investment securities	Interest income/(expense)	(967)
Total		$ 8,211			$ (8,250)

The effect of derivative instruments in cash flow hedging relationships on the consolidated statements of income were as follows:

		Years Ended December 31,			Years Ended December 31,		
		2022	2021	2020	2022	2021	2020
Derivatives in Cash Flow Hedging Relationships	Location of Gain or (Loss) Reclassified from AOCI into Income	Gain (Loss) Recognized in Other Comprehensive Income on Derivative			Gain (Loss) Reclassified from AOCI into Income		
Interest rate contracts	Interest income/(expense)	**$ (45,132)**	$ 1,898	$ 8,261	**$ (2,587)**	$ 4,605	$ 5,153

Amounts reported in AOCI related to cash flow hedges will be reclassified to interest income or interest expense as interest payments are received or paid on Old National's derivative instruments. During the next 12 months, we estimate that $4.5 million will be reclassified to interest income and $24.6 million will be reclassified to interest expense.

Derivatives Not Designated as Hedges

Commitments to fund certain mortgage loans (interest rate lock commitments) and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. These derivative contracts do not qualify for hedge accounting. At December 31, 2022, the notional amounts of the interest rate lock commitments were $21.4 million and forward commitments were $30.3 million. At December 31, 2021, the notional amounts of the interest rate lock commitments were $90.7 million and forward commitments were $126.1 million. It is our practice to enter into forward commitments for the future delivery of residential mortgage loans to third party investors when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from our commitment to fund the loans.

Old National also enters into derivative instruments for the benefit of its clients. The notional amounts of these customer derivative instruments and the offsetting counterparty derivative instruments were $5.2 billion at December 31, 2022. The notional amounts of these customer derivative instruments and the offsetting counterparty derivative instruments were $2.4 billion at December 31, 2021. These derivative contracts do not qualify for hedge accounting. These instruments include interest rate swaps, caps, and collars. Commonly, Old National will economically hedge significant exposures related to these derivative contracts entered into for the benefit of clients by entering into offsetting contracts with approved, reputable, independent counterparties with substantially matching terms.

Old National enters into derivative financial instruments as part of its foreign currency risk management strategies. These derivative instruments consist of foreign currency forward contracts to accommodate the business needs of its clients. Old National does not designate these foreign currency forward contracts for hedge accounting treatment.

The following table summarizes Old National's derivatives not designated as hedges:

	December 31, 2022			December 31, 2021		
		Fair Value			Fair Value	
(dollars in thousands)	Notional	Assets (1)	Liabilities (2)	Notional	Assets (1)	Liabilities (2)
Interest rate lock commitments	**$ 21,401**	**$ 93**	**$ —**	$ 90,731	$ 2,352	$ —
Forward mortgage loan contracts	**30,330**	**32**	**—**	126,107	242	—
Customer interest rate swaps	**5,220,363**	**5,676**	**326,924**	2,433,177	52,439	11,658
Counterparty interest rate swaps (3)	**5,220,363**	**151,111**	**5,711**	2,433,177	583	12,956
Customer foreign currency forward contracts	**8,341**	**253**	**42**	10,292	399	—
Counterparty foreign currency forward contracts	**8,297**	**72**	**168**	10,205	—	346
Total		**$ 157,237**	**$ 332,845**		$ 56,015	$ 24,960

(1) Derivative assets are included in other assets on the balance sheet.
(2) Derivative liabilities are included in other liabilities on the balance sheet.
(3) The fair values of certain counterparty interest rate swaps are zero due to the settlement of centrally-cleared variation margin rules.

The effect of derivatives not designated as hedging instruments on the consolidated statements of income were as follows:

		Years Ended December 31,		
(dollars in thousands)		2022	2021	2020
Derivatives Not Designated as Hedging Instruments	**Location of Gain or (Loss) Recognized in Income on Derivative**	**Gain (Loss) Recognized in Income on Derivative**		
Interest rate contracts (1)	Other income/(expense)	**$ 883**	$ 279	$ (551)
Mortgage contracts	Mortgage banking revenue	**(2,468)**	(4,446)	5,692
Foreign currency contracts	Other income/(expense)	**98**	(104)	13
Total		**$ (1,487)**	$ (4,271)	$ 5,154

(1) Includes the valuation differences between the customer and offsetting swaps.

NOTE 20 – COMMITMENTS, CONTINGENCIES, AND FINANCIAL GUARANTEES

Litigation

In the normal course of business, Old National Bancorp and its subsidiaries are subject to pending and threatened litigation, claims, investigations, and legal and administrative cases and proceedings. Certain of the actual or threatened legal actions may include claims for compensatory damages or claims for indeterminate amounts of damages.

Old National contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek indeterminate damages or where investigations and proceedings are in the early stages, Old National cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, or other relief, if any, might be. Subject to the foregoing, Old National believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters are not expected to have a material adverse effect on the consolidated financial condition of Old National, although the outcome of such matters could be material to Old National's operating results and cash flows for a particular future period, depending on, among other things, the level of Old National's revenues or income for such period. Old National will accrue for a loss contingency if (1) it is probable that a future event will occur and confirm the loss and (2) the amount of the loss can be reasonably estimated.

Old National is not currently involved in any material litigation.

Credit-Related Financial Instruments

Old National holds instruments, in the normal course of business with clients, that are considered financial guarantees and are recorded at fair value. Standby letters of credit guarantees are issued in connection with agreements made by clients to counterparties. Standby letters of credit are contingent upon failure of the client to perform the terms of the underlying contract. Credit risk associated with standby letters of credit is essentially the same as that associated with extending loans to clients and is subject to normal credit policies. The term of these standby letters of credit is typically one year or less. These commitments are not recorded in the consolidated financial statements.

The following table summarizes Old National Bank's unfunded loan commitments and standby letters of credit:

	December 31,	
(dollars in thousands)	**2022**	**2021**
Unfunded loan commitments	**$ 8,979,334**	$ 4,489,238
Standby letters of credit [1]	**174,070**	75,726

(1) Notional amount, which represents the maximum amount of future funding requirements. The carrying value was $0.8 million at December 31, 2022 and $0.5 million at December 31, 2021.

At December 31, 2022, approximately 5% of the unfunded loan commitments had fixed rates, with the remainder having floating rates ranging from 0% to 21%. The allowance for unfunded loan commitments totaled $32.2 million at December 31, 2022 and $10.9 million at December 31, 2021. The increase in the allowance for credit losses on unfunded loan commitments was driven by the merger with First Midwest as well as organic loan growth.

Old National is a party in risk participation transactions of interest rate swaps, which had total notional amounts of $398.9 million at December 31, 2022 and $97.7 million at December 31, 2021.

Visa Class B Restricted Shares

In 2008, Old National received Visa Class B restricted shares as part of Visa's initial public offering. These shares are transferable only under limited circumstances until they can be converted into the publicly traded Class A common shares. This conversion will not occur until the final settlement of certain litigation for which Visa is indemnified by the holders of Visa's Class B shares, including Old National. Visa funded an escrow account from its initial public offering to settle these litigation claims. Increases in litigation claims requiring Visa to fund the escrow account due to insufficient funds will result in a reduction of the conversion ratio of each Visa Class B share to unrestricted Class A shares. As of December 31, 2022, the conversion ratio was 1.5991. Based on the existing transfer restriction and the uncertainty of the outcome of the Visa litigation, the 65,466 Class B shares that Old National owns at December 31, 2022 are carried at a zero cost basis and are included in other assets with our equity securities that have no readily determinable fair value.

NOTE 21 – REGULATORY RESTRICTIONS

Restrictions on Cash and Due from Banks

Prior to March 2020, Old National's subsidiary bank was required to maintain reserve balances on hand and with the Federal Reserve Bank that are interest-bearing and unavailable for investment purposes. The Federal Reserve Board reduced reserve requirement ratios to 0% effective March 26, 2020. This action effectively eliminated reserve requirements for all depository institutions. Old National had no cash and due from banks which was held as collateral for collateralized swap positions at December 31, 2022 and $14.6 million at December 31, 2021.

Restrictions on Transfers from Bank Subsidiary

Regulations limit the amount of dividends a bank subsidiary can declare in any calendar year without obtaining prior regulatory approval. Prior regulatory approval is required if dividends to be declared in any calendar year would exceed the total of net income of the current year combined with retained net income for the preceding two years. Prior regulatory approval to pay dividends was not required in 2020, 2021, or 2022 and is not currently required. A bank subsidiary is prohibited from paying a dividend, if, after making the dividend, the bank would be considered "undercapitalized" (as defined by reference to the OCC's capital regulations).

Restrictions on the Payment of Dividends

Old National has traditionally paid a quarterly dividend to common shareholders. The payment of dividends is subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on Old National's earnings, capital requirements, financial condition, and other factors considered relevant by our Board of Directors.

Capital Adequacy

Old National and Old National Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can elicit certain mandatory actions by regulators that, if undertaken, could have a direct material effect on Old National's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Old National and Old National Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require Old National and Old National Bank to maintain minimum amounts and ratios as set forth in the following tables.

At December 31, 2022, Old National and Old National Bank each exceeded the capital ratios required to be considered "well-capitalized" under applicable regulations.

The following table summarizes capital ratios for Old National and Old National Bank:

	Actual		Regulatory Minimum [1]		Prompt Corrective Action "Well Capitalized" Guidelines [2]	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022						
Total capital to risk-weighted assets						
Old National Bancorp	**$ 4,321,716**	**12.02 %**	**$ 3,774,845**	**10.50 %**	**$ 3,595,090**	**10.00 %**
Old National Bank	**4,063,363**	**11.35**	**3,759,671**	**10.50**	**3,580,639**	**10.00**
Common equity Tier 1 capital to risk-weighted assets						
Old National Bancorp	**3,605,393**	**10.03**	**2,516,563**	**7.00**	**N/A**	**N/A**
Old National Bank	**3,817,402**	**10.66**	**2,506,448**	**7.00**	**2,327,416**	**6.50**
Tier 1 capital to risk-weighted assets						
Old National Bancorp	**3,849,112**	**10.71**	**3,055,827**	**8.50**	**2,157,054**	**6.00**
Old National Bank	**3,817,402**	**10.66**	**3,043,544**	**8.50**	**2,864,512**	**8.00**
Tier 1 capital to average assets						
Old National Bancorp	**3,849,112**	**8.52**	**1,808,108**	**4.00**	**N/A**	**N/A**
Old National Bank	**3,817,402**	**8.47**	**1,803,426**	**4.00**	**2,254,282**	**5.00**
December 31, 2021						
Total capital to risk-weighted assets						
Old National Bancorp	$ 2,119,176	12.77 %	$ 1,741,789	10.50 %	$ 1,658,847	10.00 %
Old National Bank	2,119,405	12.82	1,735,385	10.50	1,652,748	10.00
Common equity Tier 1 capital to risk-weighted assets						
Old National Bancorp	1,998,056	12.04	1,161,193	7.00	N/A	N/A
Old National Bank	2,040,285	12.34	1,156,923	7.00	1,074,286	6.50
Tier 1 capital to risk-weighted assets						
Old National Bancorp	1,998,056	12.04	1,410,020	8.50	995,308	6.00
Old National Bank	2,040,285	12.34	1,404,835	8.50	1,322,198	8.00
Tier 1 capital to average assets						
Old National Bancorp	1,998,056	8.59	930,318	4.00	N/A	N/A
Old National Bank	2,040,285	8.81	926,821	4.00	1,158,526	5.00

(1) "Regulatory Minimum" capital ratios include the 2.5% "capital conservation buffer" required under the Basel III Capital Rules.

(2) "Well-capitalized" minimum common equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets ratios are not formally defined under applicable banking regulations for bank holding companies.

During 2020, the OCC, the Board of Governors of the Federal Reserve System, and the FDIC issued final rules to delay the estimated impact on regulatory capital stemming from the implementation of CECL. The final rules provide banking organizations the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). Old National adopted the capital transition relief over the permissible five-year period.

NOTE 22 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed parent company only financial statements of Old National:

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS

	December 31,	
(dollars in thousands)	2022	2021
Assets		
Deposits in affiliate bank	**$ 418,959**	$ 102,953
Equity securities	**30,717**	3,257
Investment securities - available-for-sale	**16,814**	13,888
Investment in affiliates:		
Banking subsidiaries	**5,000,153**	3,053,575
Non-banks	**44,938**	4,949
Goodwill	**59,506**	—
Other assets	**135,025**	83,531
Total assets	**$ 5,706,112**	$ 3,262,153
Liabilities and Shareholders' Equity		
Other liabilities	**$ 92,758**	$ 36,582
Other borrowings	**484,759**	213,553
Shareholders' equity	**5,128,595**	3,012,018
Total liabilities and shareholders' equity	**$ 5,706,112**	$ 3,262,153

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Income			
Dividends from affiliates	**$ —**	$ 125,000	$ 230,000
Other income	**1,733**	3,364	4,196
Other income from affiliates	**5**	5	5
Total income	**1,738**	128,369	234,201
Expense			
Interest on borrowings	**16,662**	8,285	8,649
Other expenses	**37,629**	13,951	16,351
Total expense	**54,291**	22,236	25,000
Income (loss) before income taxes and equity in undistributed earnings of affiliates	**(52,553)**	106,133	209,201
Income tax expense (benefit)	**(9,901)**	(5,113)	(5,317)
Income (loss) before equity in undistributed earnings of affiliates	**(42,652)**	111,246	214,518
Equity in undistributed earnings of affiliates	**470,939**	166,292	11,891
Net income	**428,287**	277,538	226,409
Preferred dividends	**(14,118)**	—	—
Net income applicable to common shareholders	**$ 414,169**	$ 277,538	$ 226,409

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
(dollars in thousands)	**2022**	2021	2020
Cash Flows From Operating Activities			
Net income	**$ 428,287**	$ 277,538	$ 226,409
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**26**	30	46
Share-based compensation expense	**28,656**	7,497	7,707
(Increase) decrease in other assets	**(40,620)**	10,213	(625)
Increase (decrease) in other liabilities	**10,455**	(4,918)	1,084
Equity in undistributed earnings of affiliates	**(470,939)**	(166,292)	(11,891)
Net cash flows provided by (used in) operating activities	**(44,135)**	124,068	222,730
Cash Flows From Investing Activities			
Net cash and cash equivalents of acquisitions	**573,099**	—	—
Proceeds from sales of investment securities	**—**	1,000	—
Proceeds from sales of equity securities	**44,038**	540	4,431
Purchases of investment securities	**(9,000)**	(15)	(10,073)
Proceeds from sales of premises and equipment	**—**	—	354
Purchases of premises and equipment	**—**	(3)	(354)
Net cash flows provided by (used in) investing activities	**608,137**	1,522	(5,642)
Cash Flows From Financing Activities			
Payments for maturities/redemptions of other borrowings	**—**	—	(10,310)
Cash dividends paid	**(177,623)**	(92,829)	(92,946)
Common stock repurchased	**(71,182)**	(3,731)	(82,358)
Common stock issued	**809**	583	577
Net cash flows provided by (used in) financing activities	**(247,996)**	(95,977)	(185,037)
Net increase (decrease) in cash and cash equivalents	**316,006**	29,613	32,051
Cash and cash equivalents at beginning of period	**102,953**	73,340	41,289
Cash and cash equivalents at end of period	**$ 418,959**	$ 102,953	$ 73,340

FORM 10-K

NOTE 23 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Old National Bank, Old National's bank subsidiary, is the only significant subsidiary upon which management makes decisions regarding how to allocate resources and assess performance. Each of the banking centers of Old National Bank provide a group of similar community banking services, including such products and services as commercial, real estate and consumer loans; time deposits; checking and savings accounts; cash management; and brokerage, trust, and investment advisory services. The individual banking centers located throughout our Midwest region footprint have similar operating and economic characteristics. While the chief decision maker monitors the revenue streams of the various products, services, and regional locations, operations are managed, and financial performance is evaluated on a Company-wide basis. Accordingly, all of the community banking services and banking center locations are considered by management to be aggregated into one reportable operating segment, community banking.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Old National's principal executive officer and principal financial officer have concluded that Old National's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report on Form 10-K, are effective at the reasonable assurance level as discussed below to ensure that information required to be disclosed by Old National in the reports it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Old National's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting and the attestation report of Crowe LLP, Old National's independent registered public accounting firm, on Old National's internal control over financial reporting are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls. Management, including the principal executive officer and principal financial officer, does not expect that Old National's disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be only reasonable assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, the system of controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting. There were no changes in Old National's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Old National's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Annual Incentive Compensation Plan

On February 21, 2023, the Talent Development and Compensation Committee approved and recommended to the Board for approval, and on February 22, 2023, the Board approved, the Annual Incentive Compensation Plan ("AICP"). The purpose of the AICP is to provide an incentive to attract, retain, and reward selected employees of the Company to contribute to the Company's growth, profitability, and success. The AICP replaces the Old National Bancorp Short-Term Incentive Compensation Plan for Key Executives. The AICP will be used as the Company's annual bonus plan for executives in 2023 and in future years.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company's executive officers are elected annually by the Board of Directors. Certain information regarding the Company's executive officers is set forth below:

Name	Positions and Offices	Age
Chady M. AlAhmar	Chief Executive Officer, Wealth Management of the Company since January 2020. Previously, Senior Vice President and Head of Strategy and Business Development of U.S. Bank from December 2013 to January 2020.	48
Nicholas J. Chulos	Chief Legal Officer and Corporate Secretary of the Company since February 2022. Previously, Executive Vice President, General Counsel and Corporate Secretary of First Midwest from January 2013 to February 2022.	63
Scott J. Evernham	Chief Risk Officer of the Company since August 2019. Previously, Executive Vice President, Wealth Management from May 2016 to August 2019. President of Old National Insurance from December 2014 to May 2016. Senior Vice President, Assistant General Counsel from October 2012 to December 2014.	45
Brendon B. Falconer	Chief Financial Officer of the Company since May 2019. Previously, Senior Vice President and Treasurer of the Company from November 2016 to May 2019. Senior Vice President and Director of Credit Operations from March 2013 to November 2016. Loss Share President from January 2012 to March 2013. Vice President and Bank Controller from April 2009 to January 2012.	47
John V. Moran, IV	Chief Strategy Officer of the Company since 2021. Previously, Chief Financial Officer for NBT Bancorp from 2019 to 2021. Director of Corporate Development and Strategy of the Company from 2017 to 2019. Senior Equity Analyst at Macquarie Capital (USA) from 2010 to 2017.	47
Angela L. Putnam	Chief Accounting Officer of the Company since February 2022. Previously, Senior Vice President and Chief Accounting Officer of First Midwest from December 2014 to February 2022. Vice President and Financial Reporting Manager of First Midwest from April 2013 to November 2014. Director in the Assurance Services practice of McGladrey LLP from September 2006 to April 2013.	44
James C. Ryan, III	Chief Executive Officer of the Company since May 2019. Chairman and CEO of the Company from May 2019 to February 2022. Senior Executive Vice President and Chief Financial Officer of the Company from May 2016 to May 2019. Director of Corporate Development and Mortgage Banking of the Company from July 2009 to May 2016, Integration Executive of the Company from February 2006 to July 2009. Treasurer of the Company from March 2005 to February 2007.	51
Mark G. Sander	President and Chief Operating Officer of the Company since February 2022. Previously, President and Chief Operating Officer of First Midwest from 2019 to February 2022. Director at First Midwest from 2014 to February 2022. Senior Executive Vice President and Chief Operating Officer of First Midwest from 2011 to 2019. Previously held executive level positions in Commercial Banking with Associated Banc-Corp, Bank of America, and LaSalle Bank.	64
James A. Sandgren	Chief Executive Officer, Commercial Banking of the Company since February 2022. Previously, President and Chief Operating Officer of the Company from May 2016 to February 2022. Executive Vice President and Chief Banking Officer of the Company from April 2014 to May 2016. Executive Vice President and Regional CEO of the Company from May 2007 to April 2014. Executive Vice President and Southern Division Chief Credit Officer from January 2004 to May 2007.	56
Michael L. Scudder	Executive Chairman of the Board of Directors of the Company since February 2022. Previously, Chairman and CEO of First Midwest from November 2017 to February 2022. President and Chief Executive Officer of First Midwest from September 2008 to November 2017. President and Chief Operating Officer of First Midwest from May 2007 to September 2008. Executive Vice President and Chief Financial Officer of First Midwest from January 2002 to May 2007.	62
Brent R. Tischler	Chief Executive Officer, Community Banking of the Company since August 2022. Previously, Executive Vice President and Head of Retail Banking at Associated Bank from June 2016 to August 2022. Executive Vice President and Head of Payments & Direct Channels at Associated Bank from February 2014 to May 2016. Senior Vice President and Director of Channel Optimization at Associated Bank from April 2011 to January 2014.	47
Kendra L. Vanzo	Chief Administrative Officer of the Company since March 2021. Executive Vice President, Chief Administrative Officer of the Company from January 2020 to March 2021. Executive Vice President and Chief People Officer from May 2018 to January 2020. Executive Vice President, Associate Engagement and Integrations Officer from June 2014 to May 2018. Executive Vice President and Chief Human Resources Officer from January 2010 to June 2014. Senior Vice President and Chief Human Resources Officer from March 2007 to January 2010.	56

Additional information required in response has been omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement for the 2023 annual meeting is incorporated by reference.

Old National has adopted a code of ethics that applies to directors, officers, and all other employees including Old National's principal executive officer, principal financial officer, and principal accounting officer. The text of the code of ethics is available on Old National's Internet website at www.oldnational.com or in print to any shareholder who requests it. Old National intends to post information regarding any amendments to, or waivers from, its code of ethics on its Internet website.

ITEM 11. EXECUTIVE COMPENSATION

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2022. The applicable information appearing in our Proxy Statement for the 2023 annual meeting is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This information is omitted from this report (with the exception of the "Equity Compensation Plan Information") pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement for the 2023 annual meeting is incorporated by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table contains information concerning the ICP approved by the Company's shareholders, as of December 31, 2022.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by security holders	3,955,153	$17.46	9,103,611
Equity compensation plans not approved by security holders	—	—	—
Total	3,955,153	$17.46	9,103,611

At December 31, 2022, 9.1 million shares remain available for issuance under the ICP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement for the 2023 annual meeting is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement for the 2023 annual meeting is incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements:

   The following consolidated financial statements of the registrant and its subsidiaries are filed as part of this report under "Item 8. Financial Statements and Supplementary Data."

   Report of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets – December 31, 2022 and 2021
   Consolidated Statements of Income – Years Ended December 31, 2022, 2021, and 2020
   Consolidated Statements of Comprehensive Income (Loss) – Years Ended December 31, 2022, 2021, and 2020
   Consolidated Statements of Changes in Shareholders' Equity – Years Ended December 31, 2022, 2021, and 2020
   Consolidated Statements of Cash Flows – Years Ended December 31, 2022, 2021, and 2020
   Notes to Consolidated Financial Statements

2. Financial Statements Schedules

   The schedules for Old National and its subsidiaries are omitted because of the absence of conditions under which they are required, or because the information is set forth in the consolidated financial statements or the notes thereto.

3. Exhibits

   The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are as follows:

Exhibit Number	
2.1	Agreement and Plan of Merger dated as of May 30, 2021 by and between Old National and First Midwest Bancorp, Inc. (the schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K) (incorporated by reference to Exhibit 2.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2021).
3.1	Fifth Amended and Restated Articles of Incorporation of Old National, amended April 30, 2020 (incorporated by reference to Exhibit 3.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2020).
3.2	Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National authorizing additional shares of Old National capital stock (incorporated by reference to Exhibit 3.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
3.3	Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National designating the New Old National Series A Preferred Stock (incorporated by reference to Exhibit 3.3 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
3.4	Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National designating the New Old National Series C Preferred Stock (incorporated by reference to Exhibit 3.4 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
3.5	Amended and Restated By-Laws of Old National, amended April 30, 2020 (incorporated by reference to Exhibit 3.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2020).
3.6	By-Laws Amendment to Amended and Restated By-Laws of Old National (incorporated by reference to Exhibit 3.6 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).

4.1	Description of Old National Bancorp capital stock.
4.2	Description of Old National Bancorp debt securities (incorporated by reference to Exhibit 4.2 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019).
4.3	Deposit Agreement (Series A), dated February 15, 2022, among Old National, Continental Stock Transfer & Trust Company, acting as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
4.4	Deposit Agreement (Series C), dated February 15, 2022, among Old National, Continental Stock Transfer & Trust Company, acting as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
4.5	Form of Depositary Receipt-Series A (incorporated by reference to Exhibit 4.3 (included as part of Exhibit 4.1) of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
4.6	Form of Depositary Receipt-Series C (incorporated by reference to Exhibit 4.4 (included as part of Exhibit 4.2) of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
4.7	Certain instruments defining the rights of holders of long-term debt securities of Old National and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.
10.1(1)	Form of 2019 Internal Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10(r) of Old National's Annual Report on Form 10-K for the year ended December 31, 2018).
10.2(1)	Form of 2019 Relative Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10(s) of Old National's Annual Report on Form 10-K for the year ended December 31, 2018).
10.3(1)	Form of 2019 Restricted Stock Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10(t) of Old National's Annual Report on Form 10-K for the year ended December 31, 2018).
10.4(1)	Form of 2020 Internal Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.20 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019).
10.5(1)	Form of 2020 Relative Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.21 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019).
10.6(1)	Form of 2020 Restricted Stock Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.22 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019).
10.7(1)	Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019).
10.8(1)	First Amendment of the Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan.
10.9(1)	Second Amendment of the Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan.
10.10(1)	Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.24 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019).

10.11[1] First Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan.

10.12[1] Second Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan.

10.13[1] Third Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan.

10.14[1] First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors.

10.15[1] Amendment of the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors.

10.16[1] First Midwest Bancorp, Inc. Nonqualified Retirement Plan.

10.17[1] Amendment of the First Midwest Bancorp, Inc. Nonqualified Retirement Plan.

10.18[1] First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan.

10.19[1] Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2017).

10.20[1] Amendment of the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Appendix I of Old National's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 8, 2021).

10.21[1] Second Amendment of the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Appendix III of Old National's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 8, 2022).

10.22[1] Old National Bancorp Annual Incentive Compensation Plan.

10.23[1] Form of Employment Agreement dated as of March 10, 2021 between Old National and each of its named executive officers, James C. Ryan III; James A. Sandgren; Brendon B. Falconer; Jeffrey L. Knight; and Kendra L. Vanzo (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2021).

10.24[1] Form of 2021 Internal Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.1 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021).

10.25[1] Form of 2021 Relative Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.2 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021).

10.26[1] Form of 2021 Restricted Stock Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.3 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021).

10.27[1] Stock Purchase and Dividend Reinvestment Plan (incorporated by reference to Old National's Registration Statement on Form S-3, Registration No. 333-258774 filed with the Securities and Exchange Commission on August 13, 2021).

10.28[1] Form of 2022 Relative TSR Performance Units Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.1 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).

10.29[1]	Form of 2022 ROATCE Performance Units Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.2 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).
10.30[1]	Form of 2022 Restricted Stock Award Agreements between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.3 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).
10.31[1]	Form of 2022 Performance Units Integration Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.4 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).
10.32[1]	Form of 2022 Letter Agreement between Old National and certain key employees providing for a cash retention and integration award (incorporated by reference to Exhibit 10.5 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).
10.33[1]	Letter Agreement, dated May 30, 2021, by and between Old National Bancorp and James C. Ryan III (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2021).
10.34[1]	Letter Agreement, dated May 30, 2021, by and between Old National Bancorp and James A. Sandgren (incorporated by reference to Exhibit 10.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2021).
10.35[1]	Employment Agreement, amended and restated as of January 18, 2019, by and between First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Michael L. Scudder.
10.36[1]	Confidentiality and Restrictive Covenants Agreement, dated as of June 18, 2018, by and between the First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Michael L. Scudder.
10.37[1]	Letter Agreement, dated May 30, 2021, by and between First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Michael L. Scudder.
10.38[1]	Employment Agreement, dated as of January 18, 2019, by and between First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Mark G. Sander.
10.39[1]	Confidentiality and Restrictive Covenants Agreement, dated as of January 18, 2019, by and between the First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Mark G. Sander.
10.40[1]	Letter Agreement, dated May 30, 2021, by and between First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Mark G. Sander.
21	Subsidiaries of Old National Bancorp
23.1	Consent of Crowe LLP
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following materials from Old National Bancorp's Annual Report on Form 10-K Report for the year ended December 31, 2022, formatted in inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.
104	The cover page from Old National's Annual Report on Form 10-K Report for the year ended December 31, 2022, formatted in inline XBRL and contained in Exhibit 101.

(1) Management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Old National has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD NATIONAL BANCORP

By: /s/ James C. Ryan, III
James C. Ryan, III,
Chief Executive Officer
(Principal Executive Officer)

Date: February 22, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 22, 2023, by the following persons on behalf of Old National and in the capacities indicated.

By: /s/ Brendon B. Falconer
Brendon B. Falconer,
Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

By: /s/ Barbara A. Boigegrain
Barbara A. Boigegrain, Director

By: /s/ Thomas L. Brown
Thomas L. Brown, Director

By: /s/ Kathryn J. Hayley
Kathryn J. Hayley, Director

By: /s/ Peter J. Henseler
Peter J. Henseler, Director

By: /s/ Daniel S. Hermann
Daniel S. Hermann, Director

By: /s/ Ryan C. Kitchell
Ryan C. Kitchell, Director

By: /s/ Austin M. Ramirez
Austin M. Ramirez, Director

By: /s/ Ellen A. Rudnick
Ellen A. Rudnick, Director

By: /s/ James C. Ryan, III
James C. Ryan, III,
Director and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Thomas E. Salmon
Thomas E. Salmon, Director

By: /s/ Michael L. Scudder
Michael L. Scudder, Executive Chairman

By: /s/ Rebecca S. Skillman
Rebecca S. Skillman, Lead Independent Director

By: /s/ Michael J. Small
Michael J. Small, Director

By: /s/ Derrick J. Stewart
Derrick J. Stewart, Director

By: /s/ Stephen C. Van Arsdell
Stephen C. Van Arsdell, Director

By: /s/ Katherine E. White
Katherine E. White, Director

By: /s/ Angela L. Putnam
Angela L. Putnam,
Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)



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OLD NATIONAL BANCORP BOARD OF DIRECTORS

Barbara A. Boigegrain
Former Chief Executive Officer
& General Secretary
Wespath Benefits and Investments

Thomas L. Brown
Former Senior Vice President
& Chief Financial Officer
RLI Corp.
Former Partner
PricewaterhouseCoopers LLP

Kathryn J. Hayley
Chief Executive Officer
Rosewood Advisory Services, LLC
Former Executive Vice President
UnitedHealthcare

Peter J. Henseler
Chairman
TOMY International

Daniel S. Hermann
Partner
Lechwe Holdings, LLC
Former Chief Executive Officer
AmeriQual Group, LLC

Ryan C. Kitchell
Chairman
Indiana Governor's Workforce Cabinet
Former Executive Vice President
& Chief Financial Officer
Indiana University Health

Austin M. Ramirez
President & Chief Executive Officer
Husco International

Ellen A. Rudnick
Senior Advisor and Adjunct
Professor of Entrepreneurship
University of Chicago
Booth School of Business

James C. Ryan, III
Chief Executive Officer
Old National Bancorp

Thomas E. Salmon
Chairman and Chief Executive Officer
Berry Global Group, Inc.

Michael L. Scudder
Executive Chairman
Old National Bancorp

Rebecca S. Skillman
Chairman, Radius Indiana
Former Lt. Governor
State of Indiana
Lead Independent Director
Old National Bancorp

Michael J. Small
Chairman, K4 Mobility Inc.
Former President &
Chief Executive Officer
Gogo, Inc.

Derrick J. Stewart
Executive Vice President
& Chief Operating Officer
YMCA Retirement Fund

Stephen C. Van Arsdell
Former Senior Partner
Chairman & Chief Executive Officer
Deloitte & Touche LLP

Katherine E. White
Brigadier General
U.S. Army National Guard
Professor of Law
Wayne State University Law School

OLD NATIONAL BANCORP EXECUTIVE LEADERSHIP TEAM

Chady M. AlAhmar
Chief Executive Officer
Wealth Management

Nicholas J. Chulos
Chief Legal Officer
Corporate Secretary

Caroline J. Ellspermann
Chief People Officer

Scott J. Evernham
Chief Risk Officer

Brendon B. Falconer
Chief Financial Officer

Corliss V. Garner
Chief Diversity, Equity &
Inclusion Officer

Kevin P. Geoghegan
Chief Credit Officer

Paul S. Kilroy
Chief Information Officer

John V. Moran, IV
Chief Strategy Officer

Jeff C. Newcom
Chief Operations Officer

James C. Ryan, III
Chief Executive Officer

Rafael A. Sanchez
Chief Impact Officer

Mark G. Sander
President & Chief Operating Officer

James A. Sandgren
Chief Executive Officer
Commercial Banking

Kathy A. Schoettlin
Chief Communications, Culture
& Social Responsibility Officer

Roland B. Shelton
Chief Strategic Business
Partnership Officer

James V. Stadler
Chief Marketing Officer

Brent R. Tischler
Chief Executive Officer
Community Banking

Kendra L. Vanzo
Chief Administrative Officer

Ex-Officio Member
Joan M. Kissel
Chief Audit & Ethics Officer

Old National Bancorp
One Main Street
Evansville, Indiana 47708
800-731-2265 | oldnational.com

Old National Bancorp (NASDAQ: ONB) is the holding company of Old National Bank, which is the sixth largest commercial bank headquartered in the Midwest. With approximately $47 billion of assets and $28 billion of assets under management, Old National ranks among the top 35 banking companies headquartered in the U.S. Since its founding, Old National Bank has focused on community banking by building long-term, highly valued partnerships with clients and in the communities it serves. In addition to providing extensive services in retail and commercial banking, Old National offers comprehensive wealth management, investment and capital market services. For more information and financial data, please visit Investor Relations at oldnational.com.